Our strategy in action

ANNUAL REPORT
2010

Scotiabank

TOTAL NET INCOME $4,239 MILLION
RETURN ON EQUITY
18.3%

EARNINGS PER SHARE GROWTH
18.1%

PRODUCTIVITY RATIO
51.8%

TIER 1 CAPITAL RATIO
11.8%
QUICK FACTS

70,772	Employees worldwide

32,466	Canadian employees

30,498	Spanish-speaking employees

5,978	Automated banking machines worldwide

2,784	Branches and offices worldwide

Additional financial information is available in the Management’s Discussion and Analysis section on pages 22 to 105.
FISCAL YEAR-END FINANCIAL HIGHLIGHTS (as at and for the years ended October 31)

	2010	2009	2008	2007	2006

Operating results ($ millions)
Net income	4,239	3,547	3,140	4,045	3,579

Operating performance
Diluted earnings per share ($)	3.91	3.31	3.05	4.01	3.55
Return on equity (%)	18.3	16.7	16.7	22.0	22.1
Productivity ratio (%) (TEB)	51.8	53.7	59.4	53.7	55.3

Balance sheet information ($ millions)
Total assets	526.7	496.5	507.6	411.5	379.0

Capital measures
Tier 1 capital ratio (%)	11.8	10.7	9.3	9.3	10.2
Tangible common equity to risk-weighted assets (%)	9.6	8.2	6.6	7.4	8.3

Common share information
Annual shareholder return (%)	25.7	18.8	(21.6)	12.2	18.4
10-year compound annual return (%)	13.1	14.2	13.1	16.5	20.0

Share price ($)
High	55.76	49.19	54.00	54.73	49.80
Low	44.12	23.99	35.25	46.70	41.55
Close	54.67	45.25	40.19	53.48	49.30
Dividends per share ($)	1.96	1.96	1.92	1.74	1.50
Book value per common share ($)	22.68	20.55	18.94	17.45	17.13

Price to earnings multiple	14.0	13.6	13.1	13.2	13.7
Scotiabank is one of North America’s premier financial institutions, and Canada’s most international bank. Through our team of more than 70,000 employees, Scotiabank Group and its affiliates offer a broad range of products and services, including personal, commercial, corporate and investment banking to more than 18.6 million customers in more than 50 countries around the world.
CONTENTS

2	Message from Rick Waugh, President and CEO
6	Executive Management Team
8	Message from John T. Mayberry, Chairman of the Board
9	Corporate Governance
10	Board of Directors

Our Five Strategic Priorities

12	Sustainable and Profitable Revenue Growth
14	Capital Management
16	Leadership
18	Prudent Risk Management and Appetite
20	Efficiency and Expense Management

Management’s Discussion and Analysis

22	Management’s Discussion and Analysis
24	Financial Highlights
25	Overview
28	Group Financial Performance
39	Group Financial Condition
52	Business Line Overview
62	Risk Management
78	Controls and Accounting Policies
88	Supplementary Data

Consolidated Financial Statements

106	Management’s Report on Internal Control over Financial Reporting
108	Management’s Responsibility for Financial Information
109	Shareholders’ Auditors’ Report
110	Consolidated Balance Sheet
111	Consolidated Statement of Income
112	Consolidated Statement of Changes in Shareholders’ Equity
112	Consolidated Statement of Comprehensive Income
113	Consolidated Statement of Cash Flows
114	Notes to the Consolidated Financial Statements
165	Principal Subsidiaries

166	Shareholder Information

167	Glossary

168	Basel II Glossary

Corporate Social Responsibility
(See inside back cover)

The framework for our success.
OUR CORE PURPOSE To be a leading multinational financial services provider, based in Canada – by being the best at helping customers become financially better off.
OUR CORPORATE PRIORITIES • Sustainable and profitable revenue growth • Capital management • Leadership • Prudent risk management and appetite • Efficiency and expense management
How we work
COLLABORATION Taking full advantage of business opportunities, synergies, best practices and our global talent pool.
OUR VALUES
INTEGRITY We interact with others ethically and honourably.
RESPECT We empathize and fully consider the diverse needs of others.
COMMITMENT We achieve success for our customers, our teams and ourselves.
INSIGHT We use a high level of knowledge to proactively respond with the right solutions.
SPIRIT We enrich our work environment with teamwork, contagious enthusiasm and a “can-do” attitude.
OUR FISCAL 2010 BUSINESS PLATFORMS OF GROWTH

CANADIAN BANKING offers a diverse range of financial advice, solutions and service to retail, small business, commercial and wealth management customers through a multichannel delivery network across the country.

INTERNATIONAL BANKING provides a wide array of financial services to Scotiabank’s retail and commercial banking customers in more than 45 countries across the Caribbean, Mexico, Latin America and Asia.

SCOTIA CAPITAL is the wholesale banking arm of the Scotiabank Group, offering a wide variety of products to corporate, government and institutional investor clients. It is a full-service lender and investment dealer in Canada and Mexico; offers a wide range of products in the U.S. and Latin America; and provides select products and services to niche markets in Europe and Asia.
On October 1, 2010, Global Wealth Management was established as a fourth business line, combining our wealth management and insurance businesses in Canada and internationally, along with our Global Transaction Banking group.
BUILDING ON OUR STRENGTHS
After 178 years in business, common themes emerge as the defining characteristics of who we are and who we strive to be. The framework takes into account our traditions and the reputation we have enjoyed since we were founded. We are defined by our culture and values that are rooted in our key strengths of diversification, execution, efficiency and expense management, and risk management. Our unity as an organization and collaborative approach – One Team, One Goal – is a powerful competitive advantage.
BUILDING ON A SOLID FOUNDATION OF KEY STRENGTHS
our five strategic priorities

1	SUSTAINABLE & PROFITABLE REVENUE GROWTH	2	CAPITAL MANAGEMENT	3	LEADERSHIP	4	PRUDENT RISK MANAGEMENT & APPETITE	5	EFFICIENCY & EXPENSE MANAGEMENT
Who we are. What we do. Where we’re going.
Scotiabank has a multinational presence, operating in more than 50 countries worldwide. We offer a diverse range of products and services, including personal, commercial, corporate and investment banking.
Our strategy is based on diversification by businesses, geographies and risk – and its success is evident in our results, particularly during this past difficult business cycle. We have four business lines – Canadian Banking, International Banking, Scotia Capital and our new Global Wealth Management division.
We have a traditional and straightforward model based on an approximately equal split between our Canadian and international operations, with the largest part of our earnings coming from personal and commercial banking, including wealth management, and the balance from wholesale banking.
Our success comes from the strength of our people, the careful attention we pay to our five key priorities, and our defined values and culture. We are proud to be a leader in best practices related to board governance, risk management, compensation practices, auditing and compliance.
We will continue to focus on our strategy and the priorities that have contributed to our success today as a strong foundation for our overall success in the future.

2010 Scotiabank Annual Report     1

A MESSAGE FROM OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, RICK WAUGH

2     2010 Scotiabank Annual Report

DEAR SHAREHOLDERS,
Scotiabank’s performance in 2010 continues our long record of strength, stability and consistent earnings growth.
This past year was another successful one for our Bank, consistent with what our shareholders have come to expect, during which we turned in a record net profit. It was also a pivotal year for the future of Scotiabank, one in which we executed a significant change in our organizational structure to seize a window of opportunity for long-term growth.
With many banks around the world rebuilding, and some even retrenching from global markets, in anticipation of tighter regulation and a new financial landscape, Scotiabank’s strong capital position, diversified international presence, and traditional and straightforward business model present us with significant opportunities in all of our markets.
In 2010, Scotiabank met or exceeded all of our key targets, and reported record net income of $4.2 billion, with each of our business lines performing well and contributing to our earnings.
Our performance is the result of staying focused on our strategy of diversification by business, geography and risk, while we continue to invest in growth initiatives and in our employees.
Our employees drive our success. I extend my deepest thanks to our tremendous team, who collaborate in the spirit of “One Team, One Goal” to provide our customers with excellent advice and service.
It is with sadness that I acknowledge the passing of Bruce Birmingham earlier this year. Bruce was our President from 1995 until his retirement in 2002, and was instrumental to the growth and expansion of Scotiabank during his distinguished 30-year career with the Bank.
Competitive strength
Scotiabank stands in a position of strength. Over the past three years, when many banks in the U.S. and Europe were reporting massive losses, we added new customers, new products and services, and made strategic acquisitions — all of which led to revenue growth.
Canada’s relative strength during the financial crisis and global recession earned our country worldwide attention and elevated the Canadian brand on the world stage. In addition to a successful macroeconomic framework, Canada was widely recognized for its strong financial system, which is characterized by good public governance; strong fiscal, monetary and regulatory oversight; and prudent management of financial institutions.
These strengths contribute to Canada’s economic stability and, at the same time, present opportunities for our Bank, particularly because of our international footprint. Our focus remains on achieving growth in line with our strategy of diversification.
Scotiabank has earned a strong reputation at home and abroad, and our strength continues to be recognized: this year, Global Finance magazine named Scotiabank one of the world’s 50 safest banks for 2010. We were also recognized by Canadians as one of Canada’s most reputable companies and the country’s most reputable bank in a study by Canadian Business magazine and the Reputation Institute.
Reorganization of our businesses
On October 1, we implemented significant changes to our structure that realign our businesses globally, build upon our strengths, and position us for growth in this unique time in the global financial sector. This realignment is the latest and certainly the most visible step in an evolution that has been underway for some time.
We created a new division called Global Wealth Management, which combines wealth management and insurance in Canada and internationally, along with Global Transaction Banking. As a result, a number of appointments were made to support these changes and demonstrate Scotiabank’s commitment to leadership development.
For the past several years, we have expanded our wealth management business, organically and through acquisitions and investments, to take advantage of excellent growth potential in this segment. Amalgamating our wealth operations creates an integrated platform that allows us to leverage our Canadian successes internationally and benefit from scale.

Scotiabank Annual Report 2010     3

2011 OBJECTIVES

FINANCIAL
•	RETURN ON EQUITY OF 16-20%

•	DILUTED EARNINGS PER SHARE GROWTH OF 7-12%

•	STRONG CAPITAL RATIOS

•	LONG-TERM SHAREHOLDER VALUE THROUGH INCREASES IN DIVIDENDS AND STOCK PRICE APPRECIATION
PEOPLE
•	HIGH LEVELS OF EMPLOYEE SATISFACTION AND ENGAGEMENT

•	ENHANCE DIVERSITY OF WORKFORCE

•	COLLABORATION

Our structural changes also include an enhanced mandate to take advantage of the expertise, capabilities and international footprint of Scotia Capital, our wholesale banking arm. To support this, we have consolidated under the Scotia Capital banner several wholesale activities which were previously conducted within our International Banking business line. We are now better aligned to capitalize on the significant opportunities in international markets where Scotiabank has a strong presence.
Our new structure also recognizes the importance of our personal and commercial banking operations, including wealth management, which generate 70% of our profits. Through this reorganization, we are intensifying our focus on this area of proven strength and enhancing its visibility.
These changes underscore our commitment to delivering the best possible service to our customers. The transition has been seamless to our customers, providing them with more choice through products and services that are best-in-class.
Our business model
Our structure enhances our ability to benefit from the many strengths of Scotiabank’s traditional and straightforward business model, which is based on an approximately equal split between our Canadian and international operations. The largest part of our earnings comes from personal and commercial banking, and the remainder from wholesale banking. This balance is extremely effective, allowing us to provide very strong returns to our shareholders at acceptable risk levels and diversification.
Scotiabank has the largest international presence among our Canadian peers, and we are in a unique position to build on our presence and brand in more than 50 countries. Our core personal and commercial operations internationally represent a very strong platform for future growth in some of the most attractive emerging markets in the world, which have great growth prospects and demographics, and high demand for the financial services we provide.
We are very familiar with these markets, and we see our structure as an evolution of our strategy and proven business model. This will enable us to seize opportunities to accelerate our international growth and further diversify our earnings stream.
In 2010, we continued to increase our footprint internationally by expanding our presence in existing markets such as Thailand and Puerto Rico; building our wealth management operations in Panama, the Bahamas and the Cayman Islands; and entering key Latin American markets by building our wholesale presence in Colombia and Brazil.
While we see tremendous opportunities internationally, we are also very focused on and optimistic about the growth opportunities we see for Scotiabank in Canada, which continues to be a stable and growing market.
Regulatory environment
While the new global financial regulatory framework is at an early stage of implementation, Scotiabank is well positioned to succeed in this evolving environment. We currently meet the Basel III minimum capital requirements for both 2013 and 2018, which were ratified by the G-20 leaders in Seoul, Korea, in November 2010.
Canada has a distinct advantage in adapting to this new environment because of its strong existing regulation and oversight, and Scotiabank continues to hold its strong position in Canada and globally.
In some jurisdictions, such as the United States and Europe, upcoming regulatory reforms are expected to have a negative effect on many banks. Different business models and different risk profiles require more remedial regulation than is needed in Canada. As reforms are implemented, their impact will not be significant to Scotiabank.
Our capital strength, in addition to providing a cushion in uncertain times, has allowed us to pursue our growth strategy, both organically and through acquisitions, as well as support our consistent dividend payments. I am very proud of the fact that Scotiabank has paid dividends for 178 years and increased dividends in 37 of the last 40 years.
4     2010 Scotiabank Annual Report

CUSTOMER
•	HIGH LEVELS OF CUSTOMER SATISFACTION AND LOYALTY

•	DEEPER RELATIONSHIPS WITH EXISTING CUSTOMERS

•	NEW CUSTOMER ACQUISITION
OPERATIONAL
•	PRODUCTIVITY RATIO OF <58%

•	STRONG PRACTICES IN CORPORATE GOVERNANCE AND COMPLIANCE PROCESSES

•	EFFICIENCY AND EXPENSE MANAGEMENT

•	COMMITMENT TO CORPORATE SOCIAL RESPONSIBILITY AND STRONG COMMUNITY INVOLVEMENT

“Collaboration among all of our divisions and across our international footprint is critical to the execution of our strategy.”
This year, we further strengthened our capital ratios and achieved a strong return on equity at 18.3% for the year. We added a significant amount of internally generated capital, and received a solid contribution through our dividend reinvestment plan.
Our strong capital ratios also allow us to use our capital for growth, and will make us more agile and better able to take advantage of opportunities in a changing economic environment. We also continue to balance reinvestment with returning capital to shareholders.
Guided by our priorities and values
Scotiabank has a solid foundation based on key strengths, and a clear strategy in place to guide us and ensure our long-term success. While our recent structural changes mark the beginning of an important new phase for our Bank, our strategic priorities, which are fundamental to our strength, remain the same.
Driving sustainable and profitable revenue growth continues to be our top priority. In order to achieve that, we are maintaining our focus on our four other priorities: capital management, leadership, prudent risk management and appetite, and efficiency and expense management. Together, these five priorities, along with our stated values, form the basis of how we run our business and how we measure ourselves. They are the roadmap for our long-term success, and they have led us to superior results, especially over the last business cycle.
Collaboration among all of our divisions and across our international footprint is critical to the execution of our strategy. We will elevate the cooperation and partnership that exists among our business lines today, and take full advantage of opportunities, synergies and best practices.
This collaborative approach will continue to be reinforced through shared accountability for customer service and revenue growth, and by key performance metrics on our balanced scorecard. We will also continue to identify and develop our leaders from across our global talent pool, and provide them with opportunities to develop the broad cross-functional experience and skills necessary in today’s changing environment.
Positioned for growth
Changes of the magnitude we implemented during the past year are always challenging, but I am a firm believer in change. Complacency is not a sustainable position, change is – it’s the only way to stay ahead. The changes we have made are disciplined; they build on our strengths and are well aligned with our long-term strategy.
Our announcement in November 2010 of the pending acquisition of DundeeWealth Inc. is an excellent illustration of the strategic intent behind the creation of the new Global Wealth Management platform.
Scotiabank’s relative competitive advantage, our effective and proven business model, strong execution capabilities, and our diversification have presented us with a window of opportunity, which we have seized to position ourselves for future growth.
Our strategic priorities and ingrained core values will guide us, as we continue to balance expectations for growth and performance against acceptable levels of risk and capital.
I am confident we have everything in place to capitalize on the opportunities in front of us. I would like to thank every one of our customers and our shareholders for your continued loyalty, and for placing your trust in Scotiabank. With a strong foundation, an experienced leadership team, and all of our employees working together to execute our strategy and plans effectively, we will continue to grow and succeed for the benefit of all our stakeholders.
Scotiabank Annual Report 2010     5

EXECUTIVE MANAGEMENT TEAM

1. Rick Waugh
PRESIDENT AND CHIEF EXECUTIVE OFFICER
Rick has led Scotiabank for the past seven years, guiding the Bank to a period of strong performance and consistent growth, and overseeing its evolution into a truly global financial institution.
Rick has served in the Bank’s treasury, corporate, international and retail banking areas since joining Scotiabank 40 years ago as a branch employee.
2. Sarabjit (Sabi) S. Marwah
VICE-CHAIRMAN AND CHIEF OPERATING OFFICER
Sabi is responsible for the Bank’s corporate financial and administrative functions, and is actively involved in developing the Bank’s strategic plans and priorities.
3. Sylvia D. Chrominska
GROUP HEAD, GLOBAL HUMAN RESOURCES AND COMMUNICATIONS
Sylvia has global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group.
4. J. Michael Durland
GROUP HEAD, GLOBAL CAPITAL MARKETS, AND CO-CHIEF EXECUTIVE OFFICER, SCOTIA CAPITAL
Mike shares primary responsibility for the overall management of Scotia Capital’s operations worldwide, with specific responsibility for the Global Capital Markets business.
5. Christopher J. Hodgson
GROUP HEAD, GLOBAL WEALTH MANAGEMENT
Chris oversees all aspects of global wealth management, insurance and global transaction banking.
6. Stephen D. McDonald
GROUP HEAD, GLOBAL CORPORATE AND INVESTMENT BANKING, AND CO-CHIEF EXECUTIVE OFFICER, SCOTIA CAPITAL
Steve shares primary responsibility for the overall management of Scotia Capital’s operations worldwide. He is also responsible for Scotia Capital’s global corporate and investment banking activities.
7. Robert H. Pitfield
GROUP HEAD AND CHIEF RISK OFFICER
Rob is responsible for enterprise-wide risk management, including credit, market and operational risk.
8. Brian J. Porter
GROUP HEAD, INTERNATIONAL BANKING
Brian oversees all of the Bank’s personal, small business and commercial banking operations in some 50 countries outside of Canada.
9. Anatol von Hahn
GROUP HEAD, CANADIAN BANKING
Anatol is responsible for all retail, small business and commercial banking operations in Canada.

Additional information on Scotiabank’s Executive Management Team is available on our website at www.scotiabank.com.
6     2010 Scotiabank Annual Report

10. Deborah M. Alexander
EXECUTIVE VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
Deborah oversees the Bank’s legal, compliance and corporate secretary functions.
11. Alberta G. Cefis
EXECUTIVE VICE-PRESIDENT & HEAD, GLOBAL TRANSACTION BANKING
Alberta is leading the evolution of cash management, payments, business deposits, trade services, correspondent banking and e-commerce, offering solutions for business and financial institution customers worldwide.
12. Wendy Hannam
EXECUTIVE VICE-PRESIDENT, SALES AND SERVICE, PRODUCTS AND MARKETING, INTERNATIONAL BANKING
Wendy oversees retail banking strategy, channel optimization, sales and service design and execution, and marketing and product management for International Banking.
13. Stephen P. Hart
EXECUTIVE VICE-PRESIDENT, CHIEF CREDIT OFFICER
Stephen oversees the global management of credit risk for the Bank, including chairing the key credit committees for Canadian Banking, International Banking and Scotia Capital.
14. Timothy P. Hayward
EXECUTIVE VICE-PRESIDENT AND CHIEF ADMINISTRATIVE OFFICER, INTERNATIONAL BANKING
Tim is responsible for finance, systems, operations, and mergers and acquisitions in International Banking.
15. Jeffrey C. Heath
EXECUTIVE VICE-PRESIDENT, AND GROUP TREASURER
Jeff is responsible for managing the Scotiabank Group’s treasury and investment operations, including the Bank’s public and private investment portfolios, medium-term and capital funding, and asset and liability management.
16. Robin S. Hibberd
EXECUTIVE VICE-PRESIDENT, RETAIL PRODUCTS AND SERVICES, CANADIAN BANKING
Robin is responsible for the Bank’s Canadian retail asset, deposit and payments businesses.
17. Dieter W. Jentsch
EXECUTIVE VICE-PRESIDENT, LATIN AMERICA
Dieter is responsible for Scotiabank’s Latin American operations and for overseeing the Spanish-speaking countries in the Caribbean and Central America.
18. Barbara Mason
EXECUTIVE VICE-PRESIDENT, WEALTH MANAGEMENT, CANADA
Barbara is responsible for Scotiabank’s Canadian wealth management franchise.
19. Kim B. McKenzie
EXECUTIVE VICE-PRESIDENT, INFORMATION TECHNOLOGY AND SOLUTIONS
Kim is responsible for providing information technology services across the Scotiabank Group.
20. Anne Marie O’Donovan
EXECUTIVE VICE-PRESIDENT AND CHIEF ADMINISTRATION OFFICER, SCOTIA CAPITAL
Anne Marie oversees and coordinates the global finance and operations functions for Scotia Capital.
21. Nicole Reich de Polignac
EXECUTIVE VICE-PRESIDENT AND PRESIDENT & CEO, GRUPO FINANCIERO SCOTIABANK
Based in Mexico, Nicole is responsible for the operations of Scotiabank’s Mexican subsidiary, which employs more than 9,000 people across more than 710 branches.
22. Luc A. Vanneste
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
Luc is responsible for the Finance Department, including Investor Relations, Taxation and Strategic Sourcing.

Scotiabank Annual Report 2010     7

A MESSAGE FROM OUR CHAIRMAN OF THE BOARD, JOHN T. MAYBERRY
Scotiabank continued to achieve solid results in 2010 for all of our shareholders, customers, employees and the communities we serve.
At the heart of our long, excellent record of success lies a strong foundation of corporate governance – a well-developed culture of accountability, openness and integrity. We have a long history of working together to maintain our core values, which has been a constant since our founding in 1832. Our recognized strength in this area has not only contributed to our stability in uncertain economic times, it has helped us to build, balance and maintain strong, enduring relationships with our stakeholders.
Everyone at Scotiabank shares responsibility for protecting and maintaining this culture, starting with me and my colleagues on the Board of Directors. The Board’s role is to supervise management’s operation of the Bank for the benefit of its many stakeholders. Our governance policies are designed to ensure the Board’s independence and its ability to effectively carry out its mandate. We are proud that Scotiabank is considered a leader in best practices in board governance, and we continually work to strengthen our policies and procedures, and adopt new standards as they evolve.
As part of this ongoing process of renewal, we are pleased to welcome David A. Dodge, senior adviser at Bennett Jones LLP, a major Canadian law firm, and former Governor of the Bank of Canada, to the Board of Directors. David was nominated to the Board of Directors and joined at the Bank’s 2010 annual meeting.
On behalf of the Board, I would like to thank Scotiabank’s executive management team for their continued strong leadership, and for the critical role they play in ensuring the Bank’s strong governance culture is reflected in our business strategies and priorities.
The Board was pleased to support the decision to establish a fourth business line – Global Wealth Management – which maintains the Bank’s focus on our strategy of diversification across all of our businesses and geographies. In this new structure, our collaborative “One Team, One Goal” approach will be more important to our success than ever, as we share our experience and expertise to realize global growth opportunities.
Finally, I would like to thank the employees of the Scotiabank Group for the many contributions they have made to the Bank’s ongoing success in 2010. In particular, I want to acknowledge their dedication to serving both their customers and their communities, and to living the Bank’s values every day. For all this and more, they are most deserving of our gratitude.

For more information on our Board of Directors, their committees and activities, please see our Management Proxy Circular at www.scotiabank.com.
8     2010 Scotiabank Annual Report

CORPORATE GOVERNANCE
A SOLID FOUNDATION OF OPENNESS, INTEGRITY AND ACCOUNTABILITY
The Bank’s corporate governance policies are designed to ensure the independence of the Board of Directors and its ability to effectively supervise management’s operation of the Bank. The Board of Directors is committed to adopting best practices for the Bank’s corporate governance.
The importance of an effective corporate governance structure and culture was reinforced over the past few years, in light of the turbulent markets that financial institutions faced. A solid foundation of openness, integrity and accountability has helped Scotiabank in this economic climate by building and maintaining strong, enduring relationships with customers and other stakeholders in the communities in which the Bank operates. The Bank has also benefited from a strong history of internal audit and compliance procedures, and a comprehensive, well-articulated risk appetite framework.
“Corporate governance” refers to the way in which a company is governed, its processes and policies, and how it deals with the various interests of its many stakeholders, including shareholders, customers, employees and the broader community. As a global financial institution with operations in more than 50 countries, Scotiabank strives to ensure that its practices and policies meet or exceed local, Canadian and international standards and requirements, and that the interests of the Bank’s diverse stakeholders around the world are represented in a balanced way.
Scotiabank’s corporate governance practices and policies do not differ significantly from the corporate governance standards of the New York Stock Exchange (NYSE) for listed companies. They are designed to maintain the independence of the Board of Directors and its ability to effectively supervise management’s operation of the Bank.
Accountability for the Bank’s actions and results is shared by all employees, and ultimately rests with the Board of Directors, who are elected to represent shareholders’ interests. All directors, officers and employees of Scotiabank must annually acknowledge their adherence to the Guidelines for Business Conduct.
The Bank continually looks for ways to strengthen its corporate governance policies and procedures at all levels, and the Board of Directors strives to adopt best practices as they evolve. Specific responsibility for corporate governance at Scotiabank rests with the Corporate Governance and Pension Committee of the Board, which is composed entirely of independent directors. The committee reviews the Bank’s corporate governance policies at least once a year, and any changes it recommends are reviewed and approved by the full Board.
To enhance the Bank’s compensation practices, the Human Resources Committee has, for many years, sought the advice of an independent compensation advisor.
Scotiabank’s directors are regional, national and international business and community leaders whose broad experience, individually and collectively, is an invaluable asset. Among other factors, they have been carefully selected for their financial literacy, integrity, and demonstrated sound and independent business judgment.
Our Director Independence Policy has been continually revised in response to evolving best practices and regulatory revisions, and 13 of the current 14 Bank directors are independent.
Scotiabank Annual Report 2010     9

BOARD OF DIRECTORS
From left to right

Ronald A. Brenneman
Mr. Brenneman is a corporate director. He has been a Scotiabank director since March 28, 2000.
C.J. Chen
Mr. Chen is Counsel to Rajah & Tann LLP, Transnational Legal Solutions, a Singapore law firm. He has been a Scotiabank director since October 30, 1990.
David A. Dodge, O.C.
Mr. Dodge is a senior advisor at Bennett Jones LLP, and most recently served as Governor of the Bank of Canada from 2001 to 2008. He has been a Scotiabank director since April 8, 2010.
N. Ashleigh Everett
Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997.
John C. Kerr, C.M., O.B.C., LL.D.
Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999.
The Honourable Michael J.L. Kirby, O.C.
Mr. Kirby is Chairman of the Mental Health Commission of Canada and a corporate director. He has been a Scotiabank director since March 28, 2000.
John T. Mayberry, C.M.
Mr. Mayberry is Chairman of the Board of the Bank. He has been a Scotiabank director since March 29, 1994.

Accountability for the Bank’s actions and results is shared by all employees, and ultimately rests with the Board of Directors.
OUR BEST PRACTICES
•	The Bank developed a formal Corporate Governance Policy in 2002, which has been reviewed, enhanced and re-approved each year since being introduced.
•	Since 2004, Scotiabank’s Board has been led by a non-executive chairman to ensure independent leadership.
•	Shareholders vote for individual directors. Directors receiving more votes “withheld” than “for” in an uncontested election are required to tender their resignation.
•	All four of the Board’s committees meet independence guidelines in terms of composition.
•	Board committees have the authority to retain independent advisors, as determined necessary by each committee.
•	13 of the Bank’s current 14 directors are independent.
•	The Board conducts an annual review of its performance and that of its committees.
•	At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present.
•	The Executive and Risk Committee and Human Resources Committee each meet separately with the Bank’s Chief Risk Officer.
•	An orientation program is in place for all new directors. They also receive a Corporate Governance Information book, which explains the Bank’s corporate governance structure. All directors participate in the Board’s ongoing education sessions throughout the year.
•	All directors, officers and employees of Scotiabank must acknowledge their adherence to the Scotiabank Guidelines for Business Conduct annually. The Bank has also adopted a Financial Reporting Whistleblower Policy and Procedures.
•	Directors are expected to hold Bank common shares and/or Director Deferred Share Units with a value not less than $450,000, a level that must be reached within five years of joining the Board.
•	At the 2011 Annual General Meeting of Shareholders, Scotiabank is putting before shareholders its second “say on pay” resolution. The first resolution in 2010 received nearly 97% support from shareholders for management’s approach to executive compensation.
10       2010 Scotiabank Annual Report

From left to right

Thomas C. O’Neill
Mr. O’Neill is a corporate director. He has been a Scotiabank director since May 26, 2008.
Alexis E. Rovzar de la Torre
Mr. Rovzar is a Partner of Counsel in the Latin America practice group of White & Case LLP, a global law firm. He has been a Scotiabank director since December 31, 2005.
Indira V. Samarasekera, O.C., Ph.D.
Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta. She has been a Scotiabank director since May 26, 2008.
Allan C. Shaw, C.M., LL.D.
Mr. Shaw is Non-Executive Chairman of the Shaw Group Holding Limited. He has been a Scotiabank director since September 30, 1986.
Paul D. Sobey
Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999.
Barbara S. Thomas
Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004.
Rick Waugh
Mr. Waugh is President and Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003.

For more information, please go to www.scotiabank.com in the About Scotiabank section for detailed reports on the following:
•	Corporate Governance Policies.
•	Statement of Disclosure Policy and Practices and Mandate of Disclosure Committee.
•	Director Independence Standards.
•	Members, committees, charters and mandates of the Board of Directors.
•	Director Compensation.
•	Biographies of our executive management team.
•	Corporate Social Responsibility Report.
•	Notice of Annual Meeting of Shareholders and Management Proxy Circular, which includes information on each of the directors, Board committees and our corporate governance practices.
•	The webcast of the annual meeting, archived annual meetings and annual reports.
•	Summary of Significant Corporate Governance Differences.
•	Guidelines for Business Conduct.

HONORARY DIRECTORS*

Lloyd I. Barber, C.C.,
S.O.M., LL.D., Ph.D.
Regina Beach,
Saskatchewan

E. Kendall Cork
Hillsburgh, Ontario

Sir Graham Day
Hantsport, Nova Scotia

Peter C. Godsoe, O.C.
Toronto, Ontario

M. Keith Goodrich
Lake Forest, Illinois,
U.S.A.

The Honourable Henry
N.R. Jackman, O.C.
Toronto, Ontario

Pierre J. Jeanniot, O.C.
Montreal, Quebec

John J. Jodrey, C.M.,
D.C.L.
Hantsport, Nova Scotia

Laurent Lemaire
Warwick, Quebec

Gordon F. MacFarlane,
O.B.C., LL.D.
Surrey, British Columbia

Gerald J. Maier, O.C.
Calgary, Alberta

Malcolm H.D. McAlpine
London, England

The Honourable
Barbara J. McDougall,
P.C., O.C., LL.D.
Toronto, Ontario

Ian McDougall
Lynbrook, New York

William S. McGregor
Edmonton, Alberta

David Morton
Westmount, Quebec

Helen A. Parker
Sidney, British Columbia

Elizabeth Parr-Johnston,
C.M., Ph.D., D.Litt.
Chester Basin, Nova Scotia

Paul J. Phoenix
Burlington, Ontario

Robert L. Pierce, LL.B,
C.M., Q.C.
Calgary, Alberta

David H. Race
Toronto, Ontario

Cedric E. Ritchie, O.C.
Toronto, Ontario

Thomas G. Rust, C.M.,
LL.D.
Vancouver, British Columbia

Arthur Scace, LL.B.,
Q.C., C.M.
Toronto, Ontario

Gerald W. Schwartz,
O.C.
Toronto, Ontario

Isadore Sharp, O.C.
Toronto, Ontario

*	Honorary directors do not attend meetings of the Board.
Scotiabank Annual Report 2010       11

Our five strategic priorities guide us and are the roadmap for our long-term success. This section includes examples of how we collaborate across the organization to support our priorities.
our five strategic priorities
ADVICE AND SERVICE
1 | Sustainable & Profitable Revenue Growth
Building strong, lasting relationships with our customers, and welcoming new ones, is the key to growing revenues in a sustainable and profitable way.
Customers are at the heart of everything we do, and we are committed to helping them become financially better off. We strive to understand our customers’ needs and provide them with relevant solutions and advice, and exceptional service.
This year, we focused on growing revenues by introducing innovative products and services, and leveraging the strengths and efficiencies of our global network.
Inspire saving: With a stronger focus on providing advice and offering a full range of products to customers, we launched Let the Saving Begin, a program designed to encourage Canadians to get on track with their saving, investing and borrowing habits. In its first three months, the program helped more than 100,000 customers with their savings. Several teams from across Scotiabank collaborated to develop business opportunities and solutions for the benefit of our customers and the Bank.
Global Foreign Exchange: Scotia Capital and International Banking leveraged their combined strengths and capabilities through the Global Wholesale Banking initiative. The foreign exchange businesses of both divisions joined to form Global Foreign Exchange, which is managed through Scotia Capital. Clients around the world benefit from expanded products and focused expertise, and the Bank will realize cost savings and operational efficiencies, as well as broader career opportunities for employees.
Starting life in Canada: The StartRight Program for Newcomers to Canada was expanded to serve foreign workers and international students, in addition to landed immigrants, with innovative products, policies and processes. For example, our new StartRight Auto Loan Program, the first of its kind in Canada, gives newcomers access to the financing they need to buy a car through select new vehicle franchise dealerships across Canada.
Cross-border collaboration: We recently executed two bond transactions, both involving Chilean companies issuing bonds outside of Chile. Teams from International Banking and Scotia Capital in Chile, Mexico and New York worked together to secure joint lead manager roles for both deals, showcasing our cross-border distribution capabilities. To meet the needs of one client who required a global financing platform, we created a unique, integrated solution that involved three different markets.
Mobile banking: In Canada and select international locations, we launched a full mobile banking solution that allows customers to connect with us when and how they want. Scotia Mobile Banking was first to market in many of the 20 Caribbean countries where we launched and, in Canada, Scotiabank was the first to offer text banking and both domestic and international person-to-person transfers. Groups from across business lines, corporate functions and the branches worked together to implement these initiatives.
Letters of credit: Global Transaction Banking’s Network Optimization initiative is capturing revenue that was previously diverted to other banks and improving the client experience. The Letters of Credit Reissuance and Reimbursement programs leverage our global network to ensure that Scotiabank is the receiving bank as well as the issuing bank for letters of credit, which are often used to facilitate trade. Trade finance units in Chile, Peru and Mexico have fully implemented both programs.
12       2010 Scotiabank Annual Report

OUR CUSTOMERS
Advice and service: We grow our business by building our customer relationships with practical advice and excellent service.
1. Letters of credit
Ingrid Del Solar, Correspondent Banking Manager, Scotiabank Peru (right), helped implement the Network Optimization program in Peru, with support from Fedza Kusturica (centre), and Lorena Vitores of Global Transaction Banking, Toronto.
2. Inspire saving
Aleem Sufi and Rubina Adam are among the thousands of Canadians who “Let the Saving Begin” in 2010.
3. Starting life in Canada
New Canadian Rachel Bradley used a StartRight auto loan to purchase a 2010 Kia Forte from the Eastside Kia Calgary dealership, with help from Scotiabank Area Sales Manager Bill Campbell (right) and Kia dealership representative Kelly Temple.
4. Global Foreign Exchange
Woodbridge Foam, a manufacturer of specialized foam products for the auto industry, has benefited from Scotia Capital’s expanded foreign exchange capabilities. From left: Chris Fricke, Scotia Capital; Richard Jocsak, Senior Vice-President and Chief Financial Officer, and Sharon Welsh, Assistant Treasurer, Woodbridge Foam; Paul Leva of Scotiabank Commercial Banking; and Joe Estriga, Treasurer, Woodbridge Foam.
5. Cross-border collaboration
Molymet, a leading Chilean-based producer of molybdenum and rhenium, issued bonds outside of Chile with help from Scotiabank. From left: Molymet’s Chief Financial Officer, Jorge Ramirez, with Scotiabank Chile’s Hector Perez Osorio and Manuel Sobrino Armada.
Scotiabank Annual Report 2010       13

our five strategic priorities
SOLID BASE
2 | Capital Management
Optimizing the use of our capital is a critical component of our strategy. Dynamic capital management supports our day-to-day operations, allows us to take advantage of growth opportunities aligned with our strategy, cushions our risks, and ensures we are able to meet increasing regulatory demands and changes, while providing our shareholders with a solid return on their investment.
With a strong return on equity of 18.3%, Scotiabank has proven its ability to generate high returns while maintaining its solid capital position. During the year, Scotiabank continued to generate substantial internal capital, resulting in strong capital ratios by both Canadian and international standards. This was achieved while maintaining dividends to shareholders, investing in several acquisitions and absorbing adverse foreign exchange movements.
Capital management: We dynamically manage our capital to ensure that it is allocated effectively to maximize returns. Our internal capital adequacy assessment ensures we have enough capital to meet the Bank’s strategic objectives and support our diversified risk profile, both today and in the future, and provides a strong link between risk and capital. Our process includes regular stress testing, which considers the impact of plausible but extreme scenarios on Scotiabank and on specific individual aspects of our business, and involves participation from all business and support units. For ongoing evaluation of risks and returns, and to support our capital management objectives, we continue to invest in technology to improve information management.
Basel III preparedness: By working together, Group Treasury, Finance and Global Risk Management collaborated to analyze and provide important feedback to Scotiabank management, the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Basel Committee on Banking Supervision. The focus was on the potential negative impact the proposed Basel III capital and liquidity proposals would have on banks, the financial services industry and the Canadian economy. As part of this analysis, the Bank took part in a Quantitative Impact Study (QIS), to evaluate and shape the proposed regulations. In addition to helping to establish new rules for the industry, the study provided insights about our capital and liquidity profiles and models, and prompted enhancements to our processes. Scotiabank also performed various scenario analyses that demonstrated our readiness to meet current and future requirements.
Shareholder participation: We continue to offer our Shareholder Dividend and Share Purchase Plan to common and preferred shareholders and subordinated debtholders of the Bank, allowing them to reinvest their dividends and interest in additional common shares of the Bank. Participating in the plan increases shareholders’ ownership at a 2% discount to the average market price, while providing Scotiabank with a cost-effective source of capital.
14       2010 Scotiabank Annual Report

NEW CAPITAL AND LIQUIDITY STANDARDS Employees from Group Treasury, Finance and Global Risk Management collaborated to analyze new capital and liquidity proposals. They included (from left): Jonathan Wang, Kristal Au-Yong, Edward Medeiros, Camilla Mackenzie, Francisco Abes, Mohamed Walji, Eitan Straisfeld, Ivan Sergienko, Raj Viswanathan and Grace Ricci. Scotiabank Annual Report 2010 15
Scotiabank Annual Report 2010       15

our five strategic priorities
COMPETITIVE ADVANTAGE
3 | Leadership
Having the right leaders in place to execute our strategy, now and in the future, is critical to Scotiabank’s continued success. Our international platform uniquely positions us to source talent from around the world, and provides global opportunities for leadership development.
We continue to focus on leadership development through comprehensive programs and tools as a way of building our competitive advantage. We offer targeted development and networking programs at key career transition points, including an orientation program for first-time vice-presidents, and cross-functional development moves.
Cross-divisional and cultural exchange: International Banking and Canadian Banking collaborated to identify two candidates for a cross-divisional exchange opportunity that would broaden their perspectives and expand their skills. Marcia Gaudet, formerly District Vice-President of East New Brunswick/Prince Edward Island, became Country Manager of St. Kitts and Nevis, while David Noel, Senior Legal Counsel and Company Secretary, Scotiabank Jamaica, assumed Marcia’s old job. The exposure to new cultures and different parts of the business will benefit both employees by expanding their knowledge and skills, and contributing to a more creative and dynamic workplace at Scotiabank.
Developing talent: We continue to focus on developing our talent through development opportunities for current and emerging leaders, as well as for all employees. This includes an annual action learning initiative, which assembles a group of high-potential employees from across the Bank into a dedicated cross-functional project team, known as the Executive Project Office (EPO). Each year, the EPO explores Scotiabank’s options on current strategic issues — in 2010, the focus was on liquidity and capital. Their work supports the Bank’s strategic planning process, and also provides team members with valuable on-the-job leadership development, including executive coaching.
Internship experience: Scotiabank received the Most Valued Internship Experience Award 2009-10 from Career Bridge, an internship program for internationally qualified professionals. We were recognized for our leadership in providing a supportive environment, personal and professional growth, and opportunities for interns to contribute to the organization.
International development: We entered into a partnership with CUSO-VSO, a leading non-profit, international development organization that will place Scotiabank employee volunteers in career-relevant positions in developing countries where Scotiabank operates. The host organizations will benefit from the employees’ expertise, the employees will gain new, career-relevant experience in an international setting, and the Bank will benefit from its employees’ increased global awareness.
Building networks: Scotia Capital is committed to developing high-performing talent and advancing collaboration and growth initiatives. Scotia Capital’s mentoring and peer networking groups promote building global, cross-enterprise networks to develop leadership skills for the group’s emerging leaders. Business line heads nominate candidates from across the organization to participate in HR-facilitated, periodic meetings on skills development, networking and peer coaching.
16     2010 Scotiabank Annual Report

DEVELOPING OUR LEADERS
Competitive advantage: Developing our people today will ensure we have the leaders we need to continue Scotiabank’s success in the future.
1 & 2. Cross-divisional and cultural exchange
David Noel transferred from Jamaica to broaden his horizons as District Vice-President, East New Brunswick/Prince Edward Island, replacing Marcia Gaudet (photo below), who became Country Manager of St. Kitts and Nevis, as part of a unique cross-divisional and cross-cultural development exchange.
3. Internship experience
Scotiabank was nominated by intern Anca Klein for Career Bridge’s Most Valued Internship Experience award. Now an employee, Klein (centre) accepted the award on behalf of the Bank with her mentors, Henry Kesisyan of Global Transaction Banking (left) and Cristian Mandachescu of Global Risk Management.
Scotiabank Annual Report 2010     17

our five strategic priorities
EXPERIENCE AND GOOD JUDGMENT
4 | Prudent Risk Management & Appetite
Scotiabank’s robust risk management culture is founded on the experience and good judgment of our employees worldwide. At its root is the rule: “risks must be understood, measurable and manageable, and always based on knowing your customer.”
Our comprehensive risk appetite framework incorporates risk principles, strategic principles, governing financial objectives and risk appetite measures.
Together, these elements articulate our appetite and objectives for risk, govern our risk-taking activities, and measure our actual risk exposures relative to our risk appetite. This framework has proven to be an effective tool in facilitating important risk-based discussions throughout Scotiabank.
We continued to strengthen our risk management framework and processes, taking a broader, enterprise-wide approach to these issues. In 2010, our credit, market and operational risk performance was well within our risk appetite.
Strengthening practices: We advanced several important initiatives during 2010 that strengthened our risk management practices and maintained compliance with evolving regulatory requirements. For example, we designed new measures and valuation methodologies to position the Bank for the new capital components of our trading books, and we achieved meaningful progress towards developing a financial crisis management plan for Scotiabank – also known as a living will – which is now required by many global regulators for large financial institutions.
Enhancing liquidity: Group Treasury established a dedicated Group Liquidity Management team. The team collaborated with other areas to enhance monitoring tools and analytics for the Bank’s overall liquidity position, established and reviewed performance against liquidity targets, and assessed the impact of potential liquidity regulation.
Retail credit: Retail credit risk groups across the Bank worked together to develop a more comprehensive and active governance process – one where decisions are made together, reflect a shared understanding of a consistent risk appetite, and are based on improved reporting and model-related analystics. These steps reflect Scotiabank’s commitment to incorporating emerging industry best practices, our Global Risk Management group’s expectations for credit portfolio governance and the views of our regulators.
Aligning compensation: Global Human Resources and Communications completed regulatory reviews in several G-20 countries, including Canada, the United Kingdom and Ireland, to ensure the Bank’s compensation systems are aligned with its risk appetite. Like many other banks, Scotiabank is re-evaluating and revising its compensation practices as the result of new regulatory requirements and recommendations. Our approach is to ensure that employee incentives are linked to performance, take risk performance into consideration and reflect shareholder interests.
18     2010 Scotiabank Annual Report

RISK APPETITE FRAMEWORK Laura Thanasse, Senior Vice-President, Total Rewards, Global Human Resources and Communications, with Michael Zych, Managing Director and Head, Global Fixed Income, Scotia Capital. A comprehensive regulatory review completed in several G-20 countries will ensure Scotiabank’s compensation systems are competitive and aligned with our risk appetite.
Scotiabank Annual Report 2010     19

our five strategic priorities
INNOVATIVE CULTURE
5 | Efficiency & Expense Management
Operating efficiently and cost effectively is an important part of Scotiabank’s culture, and a competitive advantage for us. We monitor our spending and look for ways to improve productivity by being innovative and finding ways to do more with less.
We are maintaining our traditional advantage by continuing to focus on efficiency and expense management initiatives, including reviewing our current practices and processes, and introducing new technology. Many of these initiatives have the added benefit of improving customer service.
Payments clearing: We are implementing a global payments clearing initiative to consolidate clearing suppliers for our U.S. dollar, euro, and British pound payments, in all countries and across the Bank’s business lines. This effort will yield significant economic benefits and efficiencies, and create value across Scotiabank’s network. By forming more strategic relationships with our clearing banks, we will also develop new business opportunities.
Acquisition integration: After Scotiabank de Puerto Rico acquired the assets and liabilities of R-G Premier Bank, an FDIC-assisted purchase, the Bank immediately assumed control of daily operations and welcomed more than 1,200 new employees. Using a proven methodology that leverages cross-divisional collaboration, we have harmonized the two banks’ risk policies and product pricing while continuing to align operating processes and migrate to common systems platforms – all without disruptions for customers. With this acquisition, Scotiabank de Puerto Rico has achieved critical scale in the Puerto Rico market and is well positioned for future growth.
Procurement improvements: Strategic Sourcing in Chile and Canada collaborated to improve procurement practices and contract management in Mexico, Peru, El Salvador, Costa Rica and Jamaica. For example, the procurement team in Chile reorganized, trained and shared best practices with their counterparts in Mexico and Peru, which will significantly reduce year-over-year expenses and improve overall operating efficiency. As well, we implemented the Canadian contract management system across International Banking, and established one contract repository for the procurement groups.
Consistent technology and information: To use one technical infrastructure to service multiple locations and ensure consistency, employees in Toronto and El Salvador worked together to bring El Salvador’s employee information onto the Bank’s global human resources system. Teams from Toronto assisted teams in El Salvador with data entry and training employees on how to work with the new application. Collaboration was an important factor in overcoming challenges and language barriers to make this project a success.
Consolidated systems: Scotia Capital continued to build and leverage established interfaces between core trade capture systems and the Bank’s accounting, confirmations and payments systems. The efficiencies gained will reduce processing costs and provide the necessary infrastructure to support future growth initiatives. For example, back office and technology groups in multiple locations worked together to roll out the SWIFT Alliance Access application to recently acquired subsidiaries in Chile, Peru and Colombia. Consolidating the Bank’s global SWIFT infrastructure, which allows banks to exchange information with other financial institutions, has improved efficiencies and strengthened compliance monitoring activities.
20     2010 Scotiabank Annual Report

MANAGING EFFICIENCY AND EXPENSES
Innovative culture: Innovation supports productivity by finding ways to do more with less, which is part of our culture at Scotiabank.
1. Payments clearing
Global Transaction Banking’s global payments clearing initiative has yielded significant benefits. Pictured: Eileen Rynn, Director, Money Transfer and Foreign Exchange Management, Global Wholesale Services, and Ronald Rampersaud, Senior Manager, Business Support, Trade Finance and Financial Institutions, Global Transaction Banking.
2. Acquisition integration
Scotiabank’s long experience with mergers and acquisitions has smoothed the transition for both employees and customers of recently acquired R-G Premier Bank in Puerto Rico. Members of the integration team include (from left) Troy Wright, Olga Jimenez, Leslie Chisholm, Ken Cranston, Mariely Gonzalez and Joanna Tivig. Missing from photo is Raysa Hidalgo.
3. Procurement improvements
Sharing best practices in sourcing from Chile has led to significant improvements in other countries, including Mexico. Members of the Scotiabank Mexico Sourcing team include (from left) Angélica Juárez, Guadalupe Hernández, Martha Diaz, Arturo Reyes, Juan Garay, Scheherezada Gallo, Claudia Prado, Jorge Zurita and Verónica Hernández.
Scotiabank Annual Report 2010      21

Management’s Discussion and Analysis

23	Forward-looking statements
24	Financial highlights

Overview
25	Financial results
25	Outlook
26	Shareholder returns
27	Impact of foreign currency translation
27	Impact of acquisitions
27	Non-GAAP measures

Group Financial Performance
28	Total revenue
28	Net interest income
29	Other income
31	Non-interest expenses
32	Taxes
33	Non-controlling interest
33	Credit quality
36	Fourth quarter review
38	Summary of quarterly results

Group Financial Condition
39	Balance sheet
40	Capital management
45	Changing regulatory landscape
46	Off-balance sheet arrangements
49	Financial instruments
50	Selected credit instruments

Business Lines
52	Overview
53	Canadian Banking
55	International Banking
57	Scotia Capital
59	Other
60	Looking ahead

Risk Management
62	Overview
66	Credit risk
69	Market risk
73	Liquidity risk
75	Operational risk
76	Reputational risk
77	Environmental risk

Controls and Accounting Policies
78	Controls and procedures
78	Critical accounting estimates
82	Changes in accounting policies
83	Transition to International Financial
Reporting Standards (IFRS)
87	Related party transactions

Supplementary Data
88	Geographic information
90	Credit risk
95	Revenues and expenses
96	Other information
98	Eleven-year statistical review
22     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | OVERVIEW
FORWARD-LOOKING STATEMENTS
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2010 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov
December 3, 2010
Scotiabank Annual Report 2010     23

MANAGEMENT’S DISCUSSION AND ANALYSIS
T1 Financial highlights

As at and for the years ended October 31	2010	2009	2008	2007	2006

Operating results ($ millions)
Net interest income	8,621	8,328	7,574	7,098	6,408
Net interest income (TEB(1))	8,907	8,616	7,990	7,629	6,848
Total revenue	15,505	14,457	11,876	12,490	11,208
Total revenue (TEB(1))	15,791	14,745	12,292	13,021	11,648
Provision for credit losses	1,239	1,744	630	270	216
Non-interest expenses	8,182	7,919	7,296	6,994	6,443
Provision for income taxes	1,745	1,133	691	1,063	872
Provision for income taxes (TEB(1))	2,031	1,421	1,107	1,594	1,312
Net income	4,239	3,547	3,140	4,045	3,579
Net income available to common shareholders	4,038	3,361	3,033	3,994	3,549

Operating performance
Basic earnings per share ($)	3.91	3.32	3.07	4.04	3.59
Diluted earnings per share ($)	3.91	3.31	3.05	4.01	3.55
Diluted cash earnings per share(1) ($)	3.97	3.37	3.11	4.05	3.58
Return on equity(1) (%)	18.3	16.7	16.7	22.0	22.1
Productivity ratio (%) (TEB(1))	51.8	53.7	59.4	53.7	55.3
Net interest margin on total average assets (%) (TEB(1))	1.73	1.68	1.75	1.89	1.95

Balance sheet information ($ millions)
Cash resources and securities	162,590	160,572	125,353	118,030	118,878
Loans and acceptances	291,840	275,885	300,649	238,685	212,329
Total assets	526,657	496,516	507,625	411,510	379,006
Deposits	361,650	350,419	346,580	288,458	263,914
Preferred shares	3,975	3,710	2,860	1,635	600
Common shareholders’ equity	23,656	21,062	18,782	17,169	16,947
Assets under administration	243,817	215,097	203,147	195,095	191,869
Assets under management	48,363	41,602	36,745	31,403	27,843

Capital measures(2)
Tier 1 capital ratio (%)	11.8	10.7	9.3	9.3	10.2
Total capital ratio (%)	13.8	12.9	11.1	10.5	11.7
Tangible common equity to risk-weighted assets(1) (%)	9.6	8.2	6.6	7.4	8.3
Assets-to-capital multiple	17.0	16.6	18.0	18.2	17.1
Risk-weighted assets ($ millions)	215,034	221,656	250,591	218,337	197,010

Credit quality
Net impaired loans(3) ($ millions)	3,044	2,563	1,191	601	570
General allowance for credit losses ($ millions)	1,410	1,450	1,323	1,298	1,307
Sectoral allowance ($ millions)	—	44	—	—	—
Net impaired loans as a % of loans and acceptances(3)	1.04	0.93	0.40	0.25	0.27
Specific provision for credit losses as a % of average loans and acceptances	0.48	0.54	0.24	0.13	0.14

Common share information
Share price ($)
High	55.76	49.19	54.00	54.73	49.80
Low	44.12	23.99	35.25	46.70	41.55
Close	54.67	45.25	40.19	53.48	49.30
Shares outstanding (millions)
Average — Basic	1,032	1,013	987	989	988
Average — Diluted	1,034	1,016	993	997	1,001
End of period	1,043	1,025	992	984	990
Dividends per share ($)	1.96	1.96	1.92	1.74	1.50
Dividend yield (%)(4)	3.9	5.4	4.3	3.4	3.3
Market capitalization ($ millions)	57,016	46,379	39,865	52,612	48,783
Book value per common share ($)	22.68	20.55	18.94	17.45	17.13
Market value to book value multiple	2.4	2.2	2.1	3.1	2.9
Price to earnings multiple	14.0	13.6	13.1	13.2	13.7

Other information
Employees	70,772	67,802	69,049	58,113	54,199
Branches and offices	2,784	2,686	2,672	2,331	2,191

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 27.

(2)	Effective November 1, 2007, regulatory capital, risk weighted assets and capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(3)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(4)	Based on the average of the high and low common share price for the year.
24     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | OVERVIEW
MD&A OVERVIEW
Financial results
Scotiabank had record results in 2010 and met or exceeded all of its financial objectives. Net income was $4,239 million, $692 million or 20% higher than last year. Diluted earnings per share (EPS) were $3.91, up 18% from $3.31 in 2009. The impact of foreign currency translation was significant this year, reducing our EPS by 28 cents or 7%. This strong performance resulted in a return on equity of 18.3%.
The Bank’s results continued to be significantly affected by foreign currency translation arising from a stronger Canadian dollar and a slow economic recovery in many markets. Notwithstanding, all of Scotiabank’s business lines continued to report solid results, including strong earnings in Canadian Banking.
Total revenues increased 7% from last year to $15,791 million on a taxable equivalent basis (TEB), notwithstanding a $719 million negative impact of foreign currency translation. Net interest income (TEB) rose $291 million due to an increase in the total interest margin, strong organic retail loan growth domestically and internationally, the positive impact of changes in the fair value of financial instruments used for asset/liability management purposes and the contribution from recent acquisitions.
Other income was $6,884 million up $755 million or 12% from last year, or $1,061 million or 17% excluding the impact of foreign currency translation. The increase reflected record mutual fund fees, higher net gains on securities due partly to a positive rebound from 2009, growth in brokerage revenues and the contribution from recent acquisitions. The results were negatively impacted by lower trading revenues, and decreased underwriting and credit fees. Securitization revenues were also down from last year due to a reduced level of participation in the Canada Mortgage Bond and Insured Mortgage Purchase Program.
Non-interest expenses were $8,182 million in 2010, an increase of $263 million or 3% from last year, including a benefit of $252 million from the positive impact of foreign currency translation. The increase was primarily from acquisitions, higher performance and stock based compensation, growth in business volumes and expenditures to support revenue initiatives. The productivity ratio was a record low 51.8%, an improvement from 53.7% in 2009.
The provision for credit losses was $1,239 million in 2010, down from $1,744 million last year. The decline reflects net recoveries in Scotia Capital as compared to net provisions last year and the stabilization of retail credit quality in Canadian Banking and most of the International Banking units. In addition, 2010 saw a decrease in the general allowance and a reversal of the sectoral allowance that was established in 2009, as our credit portfolio continued to improve.
The overall tax rate was 28.7%, up from 23.6% last year, due mainly to a higher proportion of income in relatively higher tax jurisdictions. These were partly offset by lower adjustments to future tax assets and a decline in the statutory tax rate in Canada.
The Tier 1 capital ratio at 11.8% and the total capital ratio at 13.8% remained well above the regulatory minimum and were strong by international standards and our highest level in five years.
Outlook
Looking ahead, we remain optimistic despite the high degree of uncertainty that remains in many world economies and continued weakness in a number of global financial markets. However, developing markets are expected to outperform the growth of most developed countries. Due to our longstanding presence in these developing economies, we are well-positioned to capitalize on the growth opportunities that exist.
In addition, we will remain focused on the overarching strategic priorities and values that have led to consistently strong results. This will be reinforced by disciplined risk management, diversification of operations and focus on execution in all our business lines.
Our strong capital position also gives us confidence and ability to grow our existing business, invest in new businesses, and continue a prudent dividend policy consistent with our earnings growth.
As a result, the Bank expects continued growth in 2011 with solid contributions from each of its four business lines.
Scotiabank Annual Report 2010     25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Shareholder returns
The Bank delivered a strong total shareholder return of 25.7% in 2010, a substantial increase from 18.8% in 2009 as shown in Table 2.
The total compounded annual shareholder return on the Bank’s shares over the past five years was 9.1% and 13.1% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index of 7.0% over the past five years and 5.1% over the last ten years, as shown in Chart 4. Furthermore, the Bank’s 10 years total shareholder return was the highest among the major Canadian banks.
Quarterly dividends were maintained during the year. Dividends per share totaled $1.96 for the year, unchanged from 2009.
The Bank’s Return on Equity was 18.3% for fiscal 2010 an increase from 16.7% in the previous year.
T2 Shareholder return

For the years ended October 31	2010	2009	2008	2007	2006	5-yr CAGR(1)

Closing market price per common share ($)	54.67	45.25	40.19	53.48	49.30	4.9%
Dividends paid ($ per share)	1.96	1.96	1.92	1.74	1.50	8.2%
Dividends paid (%)	4.3	4.9	3.6	3.5	3.5
Increase (decrease) in share price (%)	20.8	12.6	(24.9)	8.5	14.7
Total annual shareholder return (%)(2)	25.7	18.8	(21.6)	12.2	18.4

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
T3 Impact of foreign currency translation

Average exchange rate	2010	2009	2008

U.S. dollar/Canadian dollar	0.963	0.855	0.974
Mexican peso/Canadian dollar	12.265	11.585	10.473

	2010	2009	2008
Impact on income ($ millions except EPS)	vs. 2009	vs. 2008	vs. 2007

Net interest income	$(413)	$235	$(221)
Other income	(306)	111	(80)
Non-interest expenses	252	(55)	146
Other items (net of tax)	178	(84)	51

Net income	$(289)	$207	$(104)
Earnings per share (diluted)	$(0.28)	$0.20	$(0.10)

Impact by business line ($ millions)
International Banking	$(129)	$82	$(83)
Scotia Capital	$(91)	$103	$(7)
Canadian Banking	$(13)	$16	$(21)
Other	$(56)	$6	$7

T4 Impact of acquisitions(1)

($ millions)	2010	2009

Net interest income	$248	$48
Other income	47	5
Non-interest expenses	(85)	(12)
Other items (net of tax)	(67)	(14)

Net income	$143	$27

(1)	Includes acquisitions and investments in associated corporations made in 2009 and 2010, excluding funding costs.
26     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | OVERVIEW
Impact of foreign currency translation
The movement in foreign currency average exchange rates had a negative impact on the Bank’s earnings in 2010. On average, the Canadian dollar appreciated 13% relative to the U.S. dollar and 6% against the Mexican peso. The Canadian dollar also strengthened against the Jamaican dollar, the Peruvian sol, and many other currencies in which the Bank conducts its business. Changes in the average exchange rates affected net income, as shown in Table 3.
Impact of acquisitions
The Bank made a number of acquisitions in 2009 and 2010 which contributed to growth in Canada and in its International Banking operations. The impact on selected income statement categorized is shown in Table 4.
Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes for 2010 was $286 million versus $288 million in the prior year. The TEB gross-up to net interest income and to the provision for income taxes for the fourth quarter was $70 million, compared to $73 million in the same period last year and unchanged from $70 million in the prior quarter.
For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Diluted cash earnings per share
The diluted cash earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash after-tax amortization of intangible assets.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets.
Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Scotiabank Annual Report 2010     27

MANAGEMENT’S DISCUSSION AND ANALYSIS
GROUP FINANCIAL PERFORMANCE
Total revenue
Total revenue on a taxable equivalent basis was $15,791 million in 2010, an increase of $1,046 million or 7% from the prior year, notwithstanding a $719 million or 5% negative impact from foreign currency translation. Both net interest income and other income rose in 2010. The increase in net interest income was due to a wider margin, growth in average assets and the positive impact of changes in fair value of financial instruments used for asset/liability management purposes. Other income was up $755 million year over year, primarily from substantially higher net gains on securities and stronger mutual fund revenues.
Canadian Banking revenues grew 11% over last year in both net interest income and other income. Higher net interest income reflected volume growth and a slightly wider margin. Other income had substantial growth in mutual fund revenues, net gains on securities and retail brokerage fees.
International Banking revenues were up 4% in 2010, which included a $429 million negative impact from foreign currency translation. Interest income was relatively flat year over year as a higher margin was offset by a reduction in average earning assets, which were also negatively impacted by foreign currency translation. The increase in other income was driven by higher net gains on securities, higher mutual fund and insurance revenues, and the contribution from R-G Premier Bank of Puerto Rico.
Total revenues in Scotia Capital fell 11% from 2009 with declines in both net interest income and other income, although the latter was caused largely by the negative impact from foreign currency translation. The lower interest income was due to a significant decline in corporate lending volumes as well as lower spreads on capital market assets. Other income was modestly down from the record level in 2009, with lower investment banking revenues from a reduction in new issues, as well as slightly lower trading revenues, primarily in foreign exchange.
Net interest income
Net interest income on a taxable equivalent basis was $8,907 million in 2010, an increase of $291 million or 3% over last year. This included a negative impact of $413 million from foreign currency translation.
Average assets grew by $3 billion over the year to $516 billion. Growth in deposits with banks was $14 billion or 38%, securities were up $13 billion or 13%, residential mortgages grew $4 billion or 4% and securities purchased under resale agreements rose $5 billion or 28% in 2010. These increases were offset by lower volumes of business and government lending, down $21 billion or 18%, and a decline in non-earning assets of $15 billion or 20%.
Canadian Banking’s average earning assets grew by 6% or $12 billion to $204 billion, primarily in residential mortgages and personal lines of credit.
International Banking’s average earning assets fell by $3 billion or 3% to $87 billion partly reflecting foreign currency translation. Business lending was down in Chile and Mexico and reverse repos declined in Mexico.
Scotia Capital’s average earning assets fell by $8 billion or 5% to $139 billion, with declines in US, Europe and Canadian corporate lending. This was partially offset by higher volumes of trading securities, derivatives and deposits with banks.
The Bank’s net interest margin was 1.73%, a five basis point improvement from last year, mainly from wider spreads on the Canadian floating rate portfolio. As well, the margin benefitted from lower volumes of non-earning assets, a favourable change in the fair value of financial instruments used for asset/liability management purposes, and higher earnings from associated corporations. These factors were partially offset by higher volumes of low spread deposits with banks, narrower spreads on our foreign currency treasury funding and lower spreads in business lending in Asia.
28     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL PERFORMANCE
Canadian Banking’s margin improved from the impact of asset re-pricing and lower short term wholesale funding rates. Scotia Capital’s margin fell during 2010 from a changing business mix as an increasing proportion of narrower spread capital markets assets more than offset wider corporate loan spreads. International Banking’s margin improved year over year from higher earnings from associated corporations and acquisitions, and wider margins in both Mexico and Peru.
Outlook
The Bank’s net interest income is expected to increase in 2011, driven by moderate asset growth and a wider margin, as well as the full year impact of the acquisitions made in 2010.
Other income
Other income was a record $6,884 million in 2010, an increase of $755 million or 12% from the prior year, notwithstanding a negative impact of $306 million from foreign currency translation. This increase was primarily from substantially higher net gains on securities (as 2009 included negative valuation adjustments), and stronger mutual fund fees partially offset by lower securitization revenues.
Card revenues of $426 million were $2 million higher than the previous year. Canadian Banking revenues were 11% higher than 2009 mainly from the full year impact of the Momentum Visa card. International Banking revenues fell 10%, mainly in Peru in part from lower late payment fees driven by improved delinquency ratios.
Revenues from deposit and payment services earned from retail, commercial and corporate customers of $883 million were 3% below 2009. Canadian Banking revenues were 2% below the prior year and International Banking were 4% lower, primarily in Mexico and Chile from regulatory reductions in ATM fees.
Mutual fund revenues rose a substantial $211 million or 57% to a record $582 million. This increase was driven by a 27% growth in average assets under
T5 Net interest income and margin(1)

($ millions,
except percentage amounts)	2010	2009	2008	2007	2006

Average assets	515,991	513,149	455,539	403,475	350,709
Net interest income(1)	8,907	8,616	7,990	7,629	6,848
Net interest margin	1.73%	1.68%	1.75%	1.89%	1.95%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.
T6 Average balance sheet(1) and interest margin

	2010		2009
Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$52.2	0.56%	$37.7	1.28%
Securities	117.6	3.84	104.4	4.19
Securities purchased under resale agreements	23.6	0.85	18.4	2.13
Loans:
Residential mortgages	111.6	3.97	107.6	4.39
Personal and credit cards	60.5	6.80	59.4	7.08
Business and government	92.1	3.94	112.7	4.48

	264.2	4.61	279.7	5.00

Total earning assets	457.6	3.75	440.2	4.37
Customers’ liability under acceptances	8.1	—	12.0	—
Other assets	50.3	—	60.9	—

Total assets	$516.0	3.33%	$513.1	3.75%

Liabilities and shareholders’ equity
Deposits:
Personal	$124.4	2.04%	$122.5	2.74%
Business and government	212.9	1.93	202.8	2.32
Banks	23.2	0.54	24.1	1.19

	360.5	1.88	349.4	2.39

Obligations related to securities sold under repurchase agreements	40.3	0.72	40.8	1.66
Subordinated debentures	5.9	4.87	5.5	5.18
Capital instrument liabilities	0.5	7.34	0.5	7.36
Other interest-bearing liabilities	33.7	2.63	28.8	4.41

Total interest-bearing liabilities	440.9	1.88	425.0	2.50
Other liabilities including acceptances	49.2	—	64.4	—
Shareholders’ equity	25.9	—	23.7	—

Total liabilities and equity	$516.0	1.60%	$513.1	2.07%

Net interest margin		1.73%		1.68%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 27.
T7 Trading revenue

Taxable equivalent basis(1)
For the fiscal years ($ millions)	2010	2009	2008	2007	2006

Reported in:
Other income	$1,016	$1,057	$188	$450	$637
Net interest income	405	423	417	519	394

Total trading revenue	$1,421	$1,480	$605	$969	$1,031

By trading products:
Securities trading	$314	$572	$(27)	$65	$145
Foreign exchange and precious metals trading	478	534	384	323	301
Derivatives trading	629	374	248	581	585

Total trading revenue	$1,421	$1,480	$605	$969	$1,031

% of total revenues (net interest income plus other income)	9%	10%	5%	7%	9%

(1)	Refer to the non-GAAP measures on page 27.
Scotiabank Annual Report 2010     29

MANAGEMENT’S DISCUSSION AND ANALYSIS
management in Scotia Funds, and stronger earnings from associated corporations. The average asset growth was from strong sales throughout 2010 as well as favorable market conditions. Mutual fund fees in International Banking grew a strong 36%, with Mexico, Chile and Peru all contributing to this increase.
Revenues from investment management, brokerage and trust services were up a solid 7% year over year to $781 million, mainly in ScotiaMcLeod full service brokerage reflecting higher fee based revenues. This was partly offset by lower discount brokerage revenues as a result of lower commissions per trade.
Credit fees fell $35 million from the high levels in 2009. Average banker’s acceptance rates reached record levels during 2010 but were offset by lower volumes. Standby loan fees grew substantially year over year, primarily from lower loan utilization.
Trading revenues were $41 million below the record levels set in 2009, but still higher than in previous years. Global fixed income business results improved year over year, partially offset by lower foreign exchange trading revenues. Precious metals revenues were $4 million below last year’s record level.
Underwriting fees and commissions were 10% lower than last year as new issue fees fell in Scotia Capital. Non-trading foreign exchange revenues were 10% below 2009, driven by lower transactions in Mexico from reduced US dollar/Peso volatility.
Net gain on securities were $355 million in 2010, compared to a loss of $412 million in the previous year. These net gains were higher in each business line from a combination of both higher gains on sales of securities and lower valuation adjustments. Securitization revenues of $124 million were $285 million below the prior year, as 2010 reflected a lower level of participation in the Canada Mortgage Bond and Insured Mortgage Purchase Program, and lower spreads.
Other revenues were up $200 million from the prior year, due to growth in insurance revenues, higher positive impact of changes in the fair value of non-trading financial instruments, a net gain on the sale of the pension administration business in Mexico, and the contribution from R-G Premier Bank of Puerto Rico.
Outlook
The Bank expects increases in most other income categories in 2011, from acquisitions, higher customer activity and improved market conditions.
T8 Other income

						2010
						versus
For the fiscal years ($ millions)	2010	2009	2008	2007	2006	2009

Card revenues	$426	$424	$397	$366	$307	—%

Deposit and payment services
Deposit services	686	707	675	652	622	(3)
Other payment services	197	198	187	165	144	(1)

	883	905	862	817	766	(3)

Mutual funds	582	371	317	296	241	57

Investment management, brokerage and trust services
Retail brokerage	541	507	538	553	481	7
Investment management and custody	106	94	96	87	70	13
Personal and corporate trust	134	127	126	120	115	6

	781	728	760	760	666	7

Credit fees
Commitment and other credit fees	652	658	436	403	414	(1)
Acceptance fees	179	208	143	127	116	(14)

	831	866	579	530	530	(4)

Trading revenues	1,016	1,057	188	450	637	(4)
Underwriting fees and other commissions	561	620	402	498	453	(10)
Foreign exchange, other than trading	337	373	314	239	206	(10)
Net gain (loss) on securities, other than trading	355	(412)	(374)	488	371	100 +
Securitizaton revenues	124	409	130	34	43	(70)
Other	988	788	727	914	580	25

Total other income	$6,884	$6,129	$4,302	$5,392	$4,800	12%

Percentage increase (decrease) over previous year	12%	42%	(20)%	12%	6%

30     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL PERFORMANCE
Non-interest expenses
Non-interest expenses were $8,182 million in 2010, an increase of $263 million or 3% from last year, including a benefit from the positive impact of foreign currency translation of $252 million. Acquisitions accounted for approximately $73 million or 28% of the underlying growth in non-interest expenses.
Salaries and employee benefits were $4,647 million in 2010, up $303 million or 7% from last year. Salaries were up 3%, reflecting annual pay increases, as well as higher staffing in Canada to support growth initiatives, branch openings in Mexico, and the impact of acquisitions. Performance-based compensation was $53 million or 5% higher than last year, due to the Bank’s stronger financial performance in 2010. Stock-based compensation increased $126 million over last year due in part to changes in incentive plans and a higher stock price. Pension and other employee benefits increased $49 million, due primarily to an increase in pension costs and higher payroll taxes.
Premises and technology expenses were $1,526 million in 2010, a decrease of $17 million or 1% from last year. Excluding acquisitions and the favourable impact of foreign currency translation, premises and technology expenses rose $18 million or 1%. The increase in premises costs reflected new branches (5 in Canada, 51 in Mexico), and higher depreciation charges.
Advertising and business development expenses were $364 million in 2010, an increase of $57 million or 18% over last year, as a result of various marketing initiatives including advertising campaigns and sponsorships in Canada, the Caribbean and Mexico, and other initiatives to acquire new customers.
T9 Non-interest expenses and productivity

						2010
						versus
For the fiscal years ($ millions)	2010	2009	2008	2007	2006	2009

Salaries and employee benefits
Salaries	$2,751	$2,676	$2,549	$2,315	$2,100	3%
Performance-based compensation	1,088	1,035	913	1,017	936	5
Stock-based compensation	205	79	89	133	164	100 +
Pensions and other employee benefits	603	554	558	518	568	9

	4,647	4,344	4,109	3,983	3,768	7

Premises and technology
Net premises rent	243	243	217	197	181	—
Premises repairs and maintenance	85	87	83	75	60	(2)
Property taxes	73	72	65	65	61	1
Computer equipment, software and data processing	685	687	650	603	549	—
Depreciation	236	234	208	203	184	1
Other premises costs	204	220	194	192	171	(7)

	1,526	1,543	1,417	1,335	1,206	(1)

Communications
Telecommunications	79	80	79	73	68	(1)
Stationery, postage and courier	261	266	247	227	208	(2)

	340	346	326	300	276	(2)

Advertising and business development
Advertising and promotion	250	202	206	193	126	24
Travel and business development	114	105	114	118	106	9

	364	307	320	311	232	19

Professional	224	216	227	227	174	4

Business and capital taxes
Business taxes	125	129	90	107	98	(3)
Capital taxes	46	48	26	36	35	(4)

	171	177	116	143	133	(4)

Other
Employee training	39	26	43	53	47	50
Amortization of goodwill and other intangibles	98	96	83	64	46	2
Other	773	864	655	578	561	(11)

	910	986	781	695	654	(8)

Total non-interest expenses	$8,182	$7,919	$7,296	$6,994	$6,443	3%

Productivity ratio (TEB)(1)	51.8%	53.7%	59.4%	53.7%	55.3%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.
Scotiabank Annual Report 2010     31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Professional fees rose $8 million or 4% to $224 million, due mainly to project related spending. Business and capital taxes were $171 million, $6 million or 4% lower than last year, due to the positive impact of foreign currency translation.
Other expenses were $910 million in 2010, down $76 million or 8% from last year, due largely to reductions in legal provisions, securitization expenses and loyalty reward point costs.
Our productivity ratio — a measure of efficiency in the banking industry — was 51.8% for 2010, an improvement from 53.7% in 2009. The Bank continued to have positive operating leverage, with 7% revenue growth versus 3% expense growth.
Outlook
Expense control remains a key strength of the Bank. However, non-interest expenses are expected to increase in 2011, driven mainly by acquisitions and volume-related growth. Pension costs are also expected to rise from the impact of a lower discount rate on actuarial liabilities. The productivity ratio is not expected to remain at the record low level achieved in 2010.
Taxes
The provision for income taxes was $1,745 million in 2010, an increase from $1,133 million last year. The Bank’s overall effective tax rate for the year was 28.7%, up from 23.6% last year. This increase was due primarily to a higher proportion of income in high tax rate jurisdictions. These items were partially offset by a reduction in the statutory tax rate in Canada and lower writedowns of future tax assets.
Outlook
The Bank’s consolidated effective tax rate is expected to be in the range of 21% to 25% in 2011.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $100 million in 2010, a decrease of $14 million from 2009, due primarily to the lower level of income in certain international subsidiaries.
Credit quality
Provision for credit losses
The provision for credit losses was $1,239 million in 2010, down from $1,744 million last year.
The specific provision for credit losses in Canadian Banking was $713 million, an increase of $18 million from $695 million last year, with moderately higher retail provisions somewhat offset by moderately lower commercial provisions.
The specific provision for credit losses in International Banking was $616 million in 2010, an increase of $39 million from last year. Higher provisions in the Caribbean were partially offset by lower provisions in Asia, Mexico, and Latin America.
Scotia Capital experienced a net recovery of specific provisions of $6 million in 2010, primarily in Canada and the U.S., versus specific provisions of $301 million in 2009.
The general allowance for credit losses decreased by $40 million in 2010 compared to an increase of $127 million
T10 Impaired loans by business line

	Net impaired		Allowance for
	loans		credit losses			Gross impaired loans
As at October 31 ($ millions)	2010	2009	2010	2009	2010	2009	2008	2007	2006

Canadian Banking
Retail	$424	$508	$(451)	$(361)	$875	$869	$523	$391	$374
Commercial	184	138	(157)	(164)	341	302	238	197	263

	608	646	(608)	(525)	1,216	1,171	761	588	637

International Banking
Mexico	110	95	(140)	(143)	250	238	216	188	213
Caribbean and Central America	1,502	744	(188)	(187)	1,690	931	560	397	375
Latin America	588	572	(346)	(443)	934	1,015	801	285	357
Asia and Europe	9	77	(31)	(6)	40	83	32	27	35

	2,209	1,488	(705)	(779)	2,914	2,267	1,609	897	980

Scotia Capital
Canada	34	73	(26)	(14)	60	87	—	18	18
United States	154	354	(25)	(54)	179	408	107	11	119
Europe	39	2	(13)	(4)	52	6	17	30	116

	227	429	(64)	(72)	291	501	124	59	253

Gross impaired loans					$4,421	$3,939	$2,494	$1,544	$1,870
Specific allowance for credit losses			$(1,377)	$(1,376)			$(1,303)	$(943)	$(1,300)

Net impaired loans(1)	$3,044	$2,563					$1,191	$601	$570
General allowance for credit losses	(1,410)	(1,450)					(1,323)	(1,298)	(1,307)
Sectoral allowance	—	(44)					—	—	—

Net impaired loans after general and sectoral allowances	$1,634	$1,069					$(132)	$(697)	$(737)

Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	14.5%	14.3%					10.3%	7.3%	9.3%
Net impaired loans(1) as a % of loans and acceptances	1.04%	0.93%					0.40%	0.25%	0.27%
Specific allowance for credit losses as a % of gross impaired loans	31%	35%					52%	61%	70%

(1)	Net impaired loans after deducting specific allowance for credit losses.
32     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL PERFORMANCE
in 2009. Factors contributing to this change include improved credit quality, and to a lesser extent, a stronger Canadian dollar.
The sectoral allowance established for the automotive industry, was $44 million as at October 31, 2009 ($7 million in Canadian Banking and $37 million in Scotia Capital). This reserve was fully reversed in 2010, reflecting the stabilization of the automotive industry.
Allowance for credit losses
The total allowance for credit losses decreased to $2,796 million as at October 31, 2010 from $2,875 million last year. The $79 million decline was attributable primarily to the $44 million reversal of the sectoral allowance during the year, and a $40 million reduction in the general allowance in the fourth quarter of 2010. Specific allowances of $1,377 million were largely unchanged from the previous year.
Specific allowances in Canadian Banking increased $83 million, primarily in the retail portfolios, where new provisions exceeded loan write-offs.
In International Banking, specific allowances declined by $74 million to $705 million, with reductions in most regions in Latin America partially offset by increases in Asia.
Scotia Capital’s specific allowances declined slightly to $64 million from $72 million, with declines in the U.S. portfolio offsetting increases in the Canadian and European portfolios.
T11 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2010	2009	2008	2007	2006

Canadian Banking
Retail	$574	$544	$316	$274	$229
Commercial	139	151	83	21	50

	713	695	399	295	279

International Banking
Mexico	168	185	141	68	27
Caribbean and Central America	243	150	89	48	15
Latin America	193	202	—	(11)	14
Asia and Europe	12	40	6	(4)	4

	616	577	236	101	60

Scotia Capital
Canada	(1)	109	(11)	—	(6)
United States	(13)	192	16	(91)	(41)
Europe	8	—	(10)	(10)	(16)

	(6)	301	(5)	(101)	(63)

Total	$1,323	$1,573	$630	$295	$276

T12 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2010	2009	2008	2007	2006

Canadian Banking
Retail	0.32%	0.33%	0.22%	0.22%	0.20%
Commercial	0.57	0.60	0.31	0.09	0.22

	0.35	0.37	0.23	0.19	0.20

International Banking	0.99	0.90	0.44	0.25	0.18
Scotia Capital(1)	(0.02)	0.61	(0.01)	(0.33)	(0.25)

Weighted subtotal — specific provisions	0.48	0.54	0.24	0.13	0.14
General and sectoral provisions	(0.03)	0.06	—	(0.01)	(0.03)

Weighted total	0.45%	0.60%	0.24%	0.12%	0.11%

(1)	Corporate Banking only.
T13 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2010	2009	2008	2007	2006

Canadian Banking
Retail	0.30%	0.27%	0.20%	0.20%	0.18%
Commercial	0.59	0.51	0.23	0.25	0.12

	0.34	0.30	0.20	0.21	0.17

International Banking	1.05	0.93	0.53	0.51	0.36
Scotia Capital(2)	(0.01)	0.53	0.03	(0.05)	0.03

Weighted total	0.49%	0.49%	0.24%	0.23%	0.19%

(1)	Write-offs net of recoveries.

(2)	Corporate Banking only.
Scotiabank Annual Report 2010     33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Impaired Loans
Gross impaired loans increased to $4,421 million as at October 31, 2010 from $3,939 million last year.
Impaired loans in Canadian Banking increased $45 million, primarily in the commercial portfolios.
In International Banking, impaired loans increased by $647 million largely due to the inclusion of impaired loans from the acquisition of R-G Premier Bank of Puerto Rico. These impaired loans are carried at fair value on the date of acquisition and no allowance for credit losses is recorded at the acquisition date, as credit losses are included in the determination of the fair value. Under the terms of the acquisition, the Federal Deposit Insurance Corporation (FDIC) absorbs 80% of any losses on the acquired loans. The remaining increase in International Banking impaired loans was attributable primarily to the Caribbean region.
Scotia Capital’s impaired loans decreased by $210 million, attributable primarily to the U.S. portfolio.
Net impaired loans, after deducting the specific allowance for credit losses, were $3,044 million as at October 31, 2010, an increase of $481 million from a year ago.
As shown in Chart 13, net impaired loans as a percentage of loans and acceptances were 1.04% as at October 31, 2010, compared to 0.93% a year ago.
Portfolio review
Canadian Banking
The overall credit quality of the consumer portfolio in Canada was stable year over year. Reportable delinquency decreased 12 basis points to 1.59%. The specific provision for credit losses in the Canadian retail portfolio was $574 million, up $30 million or 6% from last year. The specific provision for credit losses as a percentage of average loans was 0.32%, compared to 0.33% last year.
Gross impaired loans in the retail portfolio were in line with last year, increasing by 1% or $6 million. Portfolio quality continued to benefit from high secured lending, with 92% of total retail loans being secured by an underlying asset such as a house or an automobile. This high level of secured lending reflects the growth in Scotia Total Equity Plan, where all products, including lines of credit and credit cards, are secured by residential real estate. Currently, 65% of the ScotiaLine line of credit and ScotiaLine Visa portfolios are secured.
The specific provision for credit losses in the Canadian commercial loan portfolio was $139 million, down $12 million or 8% from last year. Gross impaired loans increased by $39 million to $341 million.
International Banking
Retail credit quality stabilized in most regions with the exception of the Caribbean, where economic conditions declined during the year. Gross retail impaired loans increased by $444 million to $1,575 million during the year with 55% of the increase attributable to the acquisition of R-G Premier Bank of Puerto Rico and the remaining portion related to mortgage portfolios in the Caribbean, Mexico and Chile.
Specific provisions for credit losses in the retail portfolio declined to $502 million from $523 million last year, with lower provisions in Peru somewhat offset by higher provisions in the Caribbean. Total reported delinquency increased 38 basis points year over year to 9.04%, primarily related to mortgage portfolios in the Caribbean region. Delinquency improved year over year in Peru and Chile.
In commercial banking, gross impaired loans were $1,339 million, an increase of $203 million over the prior year as increases in the Caribbean and in Puerto Rico, the latter attributable to the recent acquisition, more than offset reductions in other regions.
34     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL PERFORMANCE
Specific provisions for credit losses in the commercial portfolio were $114 million in 2010 versus $54 million in 2009. The increase was attributable to higher provisions in the Caribbean and lower levels of reversals and recoveries in Peru, partially offset by lower provisions in Chile and in the Asia/Pacific regions.
Scotia Capital
Scotia Capital experienced net recoveries of $6 million in 2010, primarily in Canada and the U.S., versus specific provisions of $301 million in 2009.
Gross impaired loans in Scotia Capital declined by $210 million in 2010 to $291 million. Most of the decline was attributable to the U.S. portfolio, which decreased by $229 million year over year to $179 million. The Canadian portfolio declined by $27 million to $60 million, while the Europe portfolio increased by $46 million to $52 million.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are well diversified. (See Charts 16 and 17; Tables 38 and 43 on pages 88 and 90). Chart 16 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 36% of the total. Latin America has 8% of the total exposure and the U. S. has 6%.
Chart 17 shows loans and acceptances by type of borrower. Excluding loans to households, the largest industry exposures were in financial services, 6.6%; real estate, 3.6%; and wholesale and retail, 3.5%.
The Bank actively monitors industry and country concentrations. The North American automotive industry, forestry, hotel, gaming and media sectors are being closely managed. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.
Sovereign credit risk
As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure. The Bank’s exposure to certain European countries that have come under recent focus is not significant, with no non-trading sovereign risk exposure to Greece, Portugal or Spain as at October 31, 2010. The Bank had $142 million non-trading Irish sovereign exposure in the form of central bank deposits arising from regulatory reserve requirements to support the Bank’s operations in Ireland as at October 31, 2010. Net trading securities exposures to these countries was negligible as at October 31, 2010.
With respect to Irish banks, the Bank had exposures of $255 million as at October 31, 2010, primarily in the form of securities. The unrealized loss on these securities was $28 million (pre tax) as at October 31, 2010, and was reported in Other Comprehensive Income.
Other credit risk
There has been stabilization in the automotive sector as reflected by the reversal of the balance of the sectoral allowance. There were no significant changes in the Bank’s automotive industry exposure and consumer auto-based securities.
Risk mitigation
To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2010, loan sales totaled $192 million, compared to $500 million in 2009. The largest volume of loan sales in 2010 related to loans in the real estate industry.
Scotiabank Annual Report 2010     35

MANAGEMENT’S DISCUSSION AND ANALYSIS
At October 31, 2010, credit derivatives used to mitigate exposures in the portfolios totaled $61 million (notional amount), compared to $236 million at October 31, 2009. The industries with significant protection purchased include the financial services and utilities sectors.
The current annualized cost (excluding mark-to-market adjustments) of the credit derivatives outstanding at October 31, 2010, was $0.1 million compared to $0.6 million in 2009.
Outlook
Overall, the provision for credit losses is expected to remain in line with 2010 as the global economies show modest economic improvement. Canadian Banking retail provisions are expected to improve modestly, while growth in International Banking’s retail portfolio should result in provisions in line with current levels. Provisions in the corporate and commercial portfolios are expected to have lower gross provisions, but will not benefit from as many recoveries as in 2010.
Fourth quarter review
Q4 2010 vs Q4 2009
Net Income
Net income was $1,092 million in the fourth quarter, a substantial increase of $190 million or 21% over the same quarter last year and the second highest quarterly net income ever. The increase was driven by positive contributions from recent acquisitions, higher net interest income and other income, and lower provision for credit losses, partly offset by higher expenses. The impact of foreign currency translation compared to the same quarter a year ago was not material.
Total revenue
Total revenue (on a taxable equivalent basis) was $4,012 million this quarter, an increase of $204 million or 5%.
Net interest income
Net interest income (on a taxable equivalent basis) was a record $2,313 million, an increase of $141 million or 7%. The increase in net interest income was mainly from growth in earning assets of $32 billion or 7%, comprised of residential mortgages, reverse repos and deposits with banks, as the margin was relatively flat compared to the fourth quarter last year.
The Bank’s net interest margin was 1.75% in the fourth quarter, comparable to 1.74% in the same quarter last year. Wider spreads in the Canadian floating rate portfolio, a positive impact from changes in the fair value of instruments used for asset/liability management purposes and higher earnings from associated corporations were offset by volume growth in low spread assets.
Other income
Other income was $1,699 million in the fourth quarter, $63 million or 4% higher than last year. The increase was primarily from higher securitization revenues, the contribution from the acquisition of R-G Premier Bank of Puerto Rico, growth in mutual fund revenues from a significant increase in assets under management and higher net gains on securities.
This was partly offset by lower credit and underwriting fees and reduced trading revenues.
Provision for credit losses
The provision for credit losses was $254 million this quarter, comprised of $294 million in specific provisions and a $40 million reduction in the general allowance. The total provision was down $166 million from the same period last year, reflecting lower provisions across all business lines and the reduced general allowance.
The provision for credit losses was $174 million in Canadian Banking, down from $190 million in the same quarter last year. The decrease was mainly due to lower retail provisions in credit cards and the indirect automotive portfolio, somewhat offset by higher provisions in personal lines of credit. Commercial provisions were in line with the same period last year.
International Banking’s provision for credit losses was $128 million in the fourth quarter, compared to $167 million in the same period last year. Higher retail provisions in the Caribbean and Mexico were more than offset by lower retail provisions in Peru and lower commercial provisions across most regions, particularly in Chile and Asia. The provision for credit losses was not affected this quarter by the acquisition of R-G Premier Bank of Puerto Rico, as all credit losses recorded at the acquisition date were included in the determination of fair value. Going forward, the Federal Deposit Insurance Corporation (FDIC) will absorb 80% of the losses on the acquired loans.
Scotia Capital experienced a net recovery of $8 million in the fourth quarter, an improvement from net provisions of $63 million in the fourth quarter of last year. The net recovery in this quarter relates mainly to reversals and recoveries in the U.S. portfolio.
Total net impaired loans, after deducting the allowance for specific credit losses, were $3,044 million as at October 31, 2010, an increase of $481 million from a year ago. This increase was attributable primarily to the acquisition of R-G Premier Bank of Puerto Rico whose impaired loans are recorded at fair value on the date of acquisition. As a result, gross and net impaired loans at October 31 include $553 million related to the acquisition.
The general allowance for credit losses was $1,410 million as at October 31, 2010, a decrease of $40 million from last year. Factors contributing to this change include improved credit quality and, to a lesser extent, a stronger Canadian dollar.
36     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL PERFORMANCE
Non-interest expenses and productivity
Non-interest expenses were $2,183 million in the fourth quarter, an increase of $119 million or 6% from the same quarter last year. Recent acquisitions accounted for approximately $30 million of this growth. The increase was mainly in salaries, reflecting annual pay increases, branch expansion and recent acquisitions, as well as higher performance-based and stock-based compensation. Technology and advertising expenses also rose, due to projects and initiatives to drive revenue growth. These were partly offset by lower loyalty reward point costs.
The productivity ratio was 54.4% in the fourth quarter, an increase of 20 basis points from last year.
Taxes
The Bank’s effective tax rate was 25.9%, compared to 25.7% reported for the same period last year. This marginal increase was due primarily to proportionately higher income in high tax rate jurisdictions partially offset by a reduction in the statutory tax rate in Canada and lower writedowns of future tax assets.
Q4 2010 vs Q3 2010
Net Income
Net income was $1,092 million for the fourth quarter, a $30 million increase from the previous quarter. The increase was driven by positive contributions from recent acquisitions, higher net interest income and other income, and lower provision for credit losses, partly offset by higher expenses. The negative impact of foreign currency translation was not material in this period.
Total revenue
Total revenue (on a taxable equivalent basis) of $4,012 million this quarter was an increase of $158 million or 4% above last quarter.
Net interest income
Net interest income (on a taxable equivalent basis) of $2,313 million, was up $70 million or 3% from the previous quarter. This increase came from a wider margin, as earning assets fell by $7 billion.
The Bank’s net interest margin was 1.75%, 7 basis points wider than the third quarter. The increase was a result of lower volumes of low spread deposits with banks, wider spreads in the Canadian floating rate portfolio, a positive impact from changes in the fair value of instruments used for asset/liability management purposes and higher earnings from associated corporations. These items more than offset the impact of higher volumes of non-earning assets.
Other income
Other income of $1,699 million in the fourth quarter was up $88 million or 6%. The increase was mainly from stronger securitization revenues, higher revenues in Chile and contribution from the acquisition of R-G Premier Bank of Puerto Rico, and improvements in the fair value of non-trading financial instruments. In addition, trading revenues were stronger reflecting improved performance in Scotia Capital, particularly the energy, fixed income and foreign exchange units. This was partly offset by much lower net gains on securities and lower mutual fund revenues.
Provision for credit losses
The provision for credit losses of $254 million this quarter was down $22 million from last quarter. Quarter-over-quarter changes in provisions were mixed, with moderate increases in Canadian Banking more than offset by lower provisions in International Banking and Scotia Capital, and the reduction in general allowance.
The provision for credit losses of $174 million in Canadian Banking was up from $163 million in the previous quarter. Retail provisions were slightly lower, particularly relating to the indirect automotive portfolio, while commercial provisions were somewhat higher than last quarter.
International Banking’s provision for credit losses was $128 million in the fourth quarter, compared to $138 million last quarter. Higher retail provisions in the Caribbean were more than offset by lower commercial provisions across most regions.
Scotia Capital experienced a net recovery of $8 million in the fourth quarter, compared to a net recovery of $25 million in the previous quarter, which included the reversal of the remaining auto sectoral allowance of $18 million. The net recovery in this quarter relates to reversals and recoveries mainly in the U.S. portfolio.
Total net impaired loans, after deducting the allowance for specific credit losses, were $3,044 million as at October 31, 2010, an increase of $446 million from last quarter. This increase was primarily attributable to the R-G Premier Bank of Puerto Rico acquisition, as the preliminary purchase price allocation was recorded in the fourth quarter. The impaired loans are recorded at fair value. As a result, gross and net impaired loans at October 31, 2010 include $553 million relating to this acquisition. The purchase price allocation had not been reflected in the third quarter.
The general allowance for credit losses was $1,410 million as at October 31, 2010, down $40 million from last quarter, due primarily to improved credit quality.
Non-interest expenses and productivity
Quarter over quarter, non-interest expenses were up $160 million or 8%, due mainly to higher performance-based compensation in line with exceeding performance targets. There was also a higher level of investment in customer acquisition and revenue growth through increased expenditures on advertising and business development, as well as higher spending on technology.
The productivity ratio was 54.4% in the fourth quarter, a 190 basis points increase from the prior quarter.
Taxes
The Bank’s effective tax rate was 25.9%, compared to 26.8% last quarter. The decrease from last quarter was due primarily to lower future tax adjustments partially offset by proportionately higher income in high tax rate jurisdictions.
Scotiabank Annual Report 2010     37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Summary of quarterly results
The Bank experienced four quarters of strong performance during a time of continued volatility and a sluggish global recovery. The Canadian dollar continued to strengthen throughout the year, almost reaching par by year end. This had a negative impact on whole year results.
Net interest income was relatively consistent throughout the year, and rose somewhat in the final quarter of the year. Average loan volumes grew in the latter part of the year due to acquisitions.
The Bank’s net interest margin showed slight improvement in the first quarter, with declines in the following six months. In the final quarter of the year the margin widened and was higher than the last eight quarters. Canadian Banking’s margin declined during the year, as short-term wholesale rates rose in 2010. International Banking’s margin was impacted by changes in the fair value of financial instruments, rising in the first quarter, falling in the second and then widening in the final two quarters. Spreads in Scotia Capital’s corporate lending portfolios widened slightly during the year.
Other income reached record levels in the first two quarters of 2010, declining somewhat in the third quarter and climbing again to end the year. Financial markets presented more opportunities for fixed income and equity trading in the early part of the year. The level of net gains on securities was impacted by the timing of write downs on available-for-sale securities and changes in the fair value of financial instruments. Securitization revenues varied over the year depending on the funding needs of the Bank.
The trend in loan losses reflected the gradual improvements in the current economy, with continuing signs of recovery as the year progressed.
Non-interest expenses declined in the first and second quarters and then increased in the second half of the year partly due to acquisitions. The final quarter reflected finalization of performance-driven compensation, growth initiatives and project spending. Overall, the Bank’s productivity level was a record low in 2010.
The effective tax rate ranged between 34% and 26% reflecting different levels of income earned in higher tax jurisdictions and changes in the valuation of future tax assets.
An eight quarter trend in net income and other selected information is provided on page 97.
38     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL CONDITION
GROUP FINANCIAL CONDITION
Balance sheet
Assets
The Bank’s total assets at October 31, 2010 were $527 billion, up $30 billion from last year. Excluding the negative impact of foreign currency translation total assets were up $41 billion or 8%.
Cash resources grew by $3 billion, primarily from interest bearing deposits with banks. Securities purchased under resale agreements increased by $10 billion.
Securities
Total securities were down $1 billion year over year. Excluding the negative impact of foreign currency translation total securities increased by $1 billion.
Trading securities rose by $7 billion due mainly to higher holdings of U.S. and other foreign government debt and Canadian equities.
There was a decline in available-for-sale securities of $8 billion from reduced holdings of government and corporate bonds and mortgage-backed securities.
Equity accounted investments increased by $1,123 million due mainly to an additional investment in Thanachart Bank to finance that entity’s acquisition of Siam City Bank.
As at October 31, 2010, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,189 million, an increase of $361 million from last year. The increase was due mainly to changes in interest rates that increased values of Canadian government debt and mortgage-backed securities created and retained by the Bank. Increases in the values of corporate bonds and equity securities were also driven by an improvement in capital markets. These were partially offset by realized gains on the sale of foreign government bonds.
Loans
The Bank’s loan portfolio increased $18 billion from last year, or $22 billion or 8% excluding the negative impact of foreign currency translation.
In retail lending, residential mortgages increased $19 billion, with growth of $15 billion in Canadian Banking and $4 billion in International Banking. The latter was due primarily to the acquisition of R-G Premier Bank of Puerto Rico. Personal loans rose by $2 billion due mainly to growth in Canadian Banking.
Business and government loans decreased $3 billion from the negative impact of foreign currency translation.
T14 Condensed balance sheet

As at October 31 ($ billions)	2010	2009	2008	2007	2006

Assets
Cash resources	$46.0	$43.3	$37.3	$29.2	$23.4
Securities	116.6	117.3	88.0	88.8	95.5
Securities purchased under resale agreements	27.9	17.8	19.5	22.5	25.7
Loans	284.2	266.3	288.7	227.2	202.8
Other	52.0	51.8	74.1	43.8	31.6

Total assets	$526.7	$496.5	$507.6	$411.5	$379.0

Liabilities and shareholders’ equity
Deposits	$361.7	$350.4	$346.6	$288.5	$263.9
Obligations related to securities sold under repurchase agreements	40.3	36.6	36.5	28.1	33.5
Other liabilities	90.7	78.3	98.0	73.9	61.0
Subordinated debentures	5.9	5.9	4.4	1.7	2.3
Capital instrument liabilities	0.5	0.5	0.5	0.5	0.8

Total liabilities	499.1	471.7	486.0	392.7	361.5
Shareholders’ equity	27.6	24.8	21.6	18.8	17.5

Total liabilities and shareholders’ equity	$526.7	$496.5	$507.6	$411.5	$379.0

Scotiabank Annual Report 2010     39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Liabilities
Total liabilities were $499 billion as at October 31, 2010, up $27 billion from last year. Excluding the negative impact of foreign currency translation, total liabilities rose $38 billion or 8%.
Deposits
Total deposits increased by $11 billion, net of negative foreign currency translation of $9 billion. Business and government deposits grew by $7 billion, mainly in the U.S. and Canada. The increase includes the issuance of US$5 billion in covered bonds that are backed by residential mortgages through the Bank’s recently launched Covered Bond Program. Personal deposits increased by $5 billion, primarily from growth in high interest savings accounts in Canada and the acquisition of R-G Premier Bank of Puerto Rico. Deposits by banks decreased by $1 billion in 2010.
Other Liabilities
Obligations related to securities sold short and obligations related to securities sold under repurchase agreements grew by $7 billion and $4 billion, respectively. Derivative instrument liabilities increased by $3 billion. Other liabilities increased by $4 billion, due mainly to the FDIC deposit note liability of $3 billion that was part of the acquisition of R-G Premier Bank of Puerto Rico. These increases were partially offset by a decrease in acceptances, as well as the corresponding receivable from customers, of $2 billion.
Shareholders’ equity
Total shareholders’ equity increased $2,859 million from last year. This was driven by internal capital generation of $2,015 million. The Bank issued $804 million common shares through the Dividend Reinvestment Program, the Employee Share Purchase Plan and the exercise of options. Preferred shares of $265 million were also issued. Partially offsetting the growth was an increase of $251 million in accumulated other comprehensive loss. This arose from a $591 million increase in unrealized foreign exchanges losses from the strengthening of the Canadian dollar, partially offset by an improvement in the unrealized net gains on available-for-sale securities and cash flow hedges.
Outlook
The Bank expects moderate asset growth in its business lines in 2011. This reflects uneven economic growth globally, particularly in the developed economies.
Subsequent Events
Acquisitions of DundeeWealth Inc.
On November 22, 2010, the Bank announced an agreement to make an offer for all the issued and outstanding shares (other than Series 1 preference shares) of DundeeWealth Inc. (DundeeWealth). The Bank currently owns 18 per cent of DundeeWealth, (TSX: DW) which is a Canadian owned, independent wealth management company that currently oversees $78.5 billion in assets under management, assets under administration and bank deposits.
The transaction is in line with the Bank’s commitment to build its wealth management presence in Canada and aligns with the Bank’s global wealth management strategy. It introduces significant synergy and value enhancement opportunities and increases the Bank’s exposure to fee business and strengthens its ability to pursue global wealth opportunities.
As of the date the transaction was announced, the value of the offer to DundeeWealth shareholders was $21 per common share which results in an approximate cost of the transaction of $2.3 billion. For each DundeeWealth common share, the Bank will offer 0.2497 of its common shares and, at the election of each shareholder, either $5.00 in cash or 0.2 of its $25.00, 3.70% five year rate reset preferred shares. Prior to closing, DundeeWealth shareholders will also receive a special distribution of $2.00 per share in cash as well as an interest in Dundee Capital Markets, with an approximate value of $0.50 per DundeeWealth share, which DundeeWealth will spin out to its shareholders in connection with the transaction. The transaction will result in the issuance of approximately 32 million common shares (value of $1.7 billion) and up to $639 million of preferred shares.
Dundee Corporation, the largest shareholder of DundeeWealth with 48 per cent of the issued and outstanding shares, has irrevocably agreed to tender its shares to the offer, subject to obtaining the approval of its shareholders. The controlling shareholder of Dundee Corporation has irrevocably agreed to vote its shares in favour of the sale.
The offer is subject to customary conditions, including the receipt of all necessary regulatory and other approvals. The offer is not subject to a minimum tender condition. However, as a result of Dundee Corporation’s commitment to tender, on completion of the offer, the Bank will own at least 67% of DundeeWealth. After completion of the offer, the Bank expects to proceed with the acquisition of the balance of the shares of DundeeWealth. The transaction is expected to be completed in early 2011.
The transaction meets the Bank’s stated acquisition criteria. Based on the Bank’s forecasts and estimates, the transaction is expected to be accretive to earnings after the first year. There is no material impact on regulatory capital ratios.
Redemption of capital instrument
On November 26, 2010, the Bank announced BNS Capital Trust’s intention to redeem all issued and outstanding Scotiabank Trust Securities — Series 2000-1 on December 31, 2010, the redemption date.
Capital management
Overview
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases.
The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite of the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital metrics.
40     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL CONDITION
Governance and oversight
The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.
Risk appetite
The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets is detailed in the Risk Management section “Risk appetite framework” on page 64. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.
Managing and monitoring capital
Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile.
As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. In addition, the Bank assesses its capital adequacy in the context of its current position and in relation to its expected future risk profile and position. The capital adequacy assessment considers the impact of various stress scenarios on the Bank’s current and future capital position. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes consideration of the results of enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital. These results are used in capital planning and strategic decision-making.
The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 62 for further discussions on the Bank’s risk management framework.
In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for the Bank’s shareholders.
Capital generation
Capital is generated through net earnings after dividend payments, refer to Chart 23 for an illustration. This is augmented by the issuance of common shares, preferred shares, Tier 1 innovative instruments and Tier 2 subordinated debentures, as required to meet growth plans and other strategic initiatives.
Capital utilization
The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key criteria include impact on earnings per share,
Scotiabank Annual Report 2010     41

MANAGEMENT’S DISCUSSION AND ANALYSIS
T15 Regulatory capital(1)

As at October 31	Basel II			Basel I
($ millions)	2010	2009	2008	2007	2006
Tier 1 capital
Common shareholders’ equity(2)	$23,199	$20,945	$20,197	$16,477	$16,947
Innovative capital instruments	3,400	3,400	2,750	2,750	3,000
Non-cumulative preferred shares	3,975	3,710	2,860	1,635	600
Non-controlling interest in subsidiaries	579	554	502	497	435
Less: Goodwill	(3,050)	(2,908)	(2,273)	(1,134)	(873)
Other capital items(3)	(2,769)	(2,051)	(773)	—	—

	25,334	23,650	23,263	20,225	20,109

Tier 2 capital
Subordinated debentures(4)	5,790	5,833	4,227	1,452	2,046
Trust subordinated notes	1,000	1,000	1,000	1,000	—
Eligible amounts of general allowance(5)	574	570	534	1,298	1,307
Net unrealized equity gains(6)	176	6	—	298	—

	7,540	7,409	5,761	4,048	3,353

Less: other capital deductions(7)	(3,275)	(2,471)	(1,177)	(1,292)	(476)

Total capital	$29,599	$28,588	$27,847	$22,981	$22,986
Risk-weighted assets(1)($ billions)
Credit risk	180.5	187.8	214.5	208.3	192.0
Market risk	10.5	11.4	15.5	10.0	5.0
Operational risk	24.0	22.4	20.6	—	—
Total risk-weighted assets	$215.0	$221.6	$250.6	$218.3	$197.0

Capital ratios(1)
Tier 1 capital ratio	11.8%	10.7%	9.3%	9.3%	10.2%
Total capital ratio	13.8%	12.9%	11.1%	10.5%	11.7%

Assets to capital multiple	17.0	16.6	18.0	18.2	17.1

(1)	Effective November 1, 2007, regulatory capital, risk weighted assets and capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(2)	Beginning in 2007, balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.

(3)	Comprised of net after-tax losses on available-for-sale equity securities, 50/50 deduction of certain investments in associated corporations and other items.

(4)	Net of amortization.

(5)	Under Basel I, the general allowance is included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets as per OSFI guidelines. Under Basel II, eligible general allowances in excess of expected losses for advanced internal ratings based exposures and the allocated portion for standardized exposures can be included in capital, subject to certain limitations.

(6)	Net unrealized gains (after-tax) on available-for-sale equity securities.

(7)	Comprised of investments in insurance entities, 50/50 deduction of certain investments in associated corporations and other items.
T16 Changes in regulatory capital(1)

For the fiscal years	Basel II			Basel I
($ millions)	2010	2009	2008	2007	2006
Total capital, beginning of year	$28,588	$27,847	$22,981	$22,986	$21,532
Internally generated capital
Net income	4,239	3,547	3,140	4,045	3,579
Preferred and common share dividends	(2,224)	(2,176)	(2,003)	(1,771)	(1,513)

	2,015	1,371	1,137	2,274	2,066

External financing
Subordinated debentures(2)	(43)	1,606	2,775	(594)	(374)
Trust subordinated notes	—	—	—	1,000	—
Preferred shares	265	850	1,225	1,035	—
Innovative capital instruments	—	650	—	(250)	750
Common shares and contributed surplus	829	1,117	263	141	108
Purchase of shares — premium on redemption	—	—	(37)	(586)	(324)

	1,051	4,223	4,226	746	160

Other
Net after-tax unrealized gains/losses on available-for-sale equity securities	170	201	(493)	298	—
Net unrealized foreign exchange translation gains (losses)	(590)	(1,736)	2,368	(2,228)	(360)
Non-controlling interest in subsidiaries	24	52	5	62	129
Other(3)	(1,659)	(3,370)	(2,377)	(1,157)	(541)

	(2,055)	(4,853)	(497)	(3,025)	(772)

Total capital generated (used)	1,011	741	4,866	(5)	1,454

Total capital, end of year	$29,599	$28,588	$27,847	$22,981	$22,986

(1)	Effective November 1, 2007, regulatory capital determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(2)	Net of amortization.

(3)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings.
42     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL CONDITION
capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Investment Committee, to ensure effective deployment of capital.
Regulatory capital
Capital adequacy for Canadian banks is regulated by OSFI and remains consistent with international standards set by the Bank for International Settlements (BIS).
Bank regulatory capital consists primarily of two components — Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors. Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains and losses on available-for-sale debt securities and cash flow hedges), non-cumulative preferred shares, innovative Tier 1 instruments and non-controlling interests less various capital deductions. Tier 2 capital consists mainly of subordinated debentures and the eligible allowances for credit losses less prescribed capital deductions.
Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.
Regulatory capital and risk-weighted assets are determined in accordance with the capital framework based on the International Convergence of Capital Measurement and Capital Standards, commonly known as Basel II. Under this framework, the computation of risk-weighted assets aligns risk weight parameters with the individual risk profile of banks. Risk-weighted assets are calculated for credit, market and operational risks.
•	Credit Risk: There are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to demonstrate that they have sophisticated risk management systems for the calculation of credit risk regulatory capital and obtain OSFI approval for the use of this approach. The Bank applies the AIRB approach for material Canadian, U.S. and European portfolios and uses the Standardized Approach for the other portfolios. The Bank is assessing the remaining portfolios for application of AIRB in the future.

•	Market Risk: The Bank uses both internal models and standardized approaches to calculate market risk capital. In July 2009, the Basel Committee revised the market risk framework, for implementation in fiscal 2011 for the Bank, in response to concerns arising from significant losses in trading books in the industry during 2007-2009. One of the key changes is the introduction of a Stressed Value at Risk (VaR) measure that will lead to an increase in market risk capital. BIS has also introduced an Incremental Risk Charge, to capture default and migration risk in debt portfolios over a one year period, at a 99.9% confidence level. In addition, securitized products in the trading book will receive the same capital charge as in the banking book, unless they are in a correlation trading portfolio that meets a number of conditions. During 2010, the Basel Committee clarified that these new measures will become effective in fiscal 2011. The Bank is in the process of preparing the necessary changes in systems, processes and assessing the impact on the required capital levels.

•	Operational Risk: the Bank uses the Standardized Approach to calculate the operational risk capital requirements.

Since the Basel II capital framework has only been in effect since November 1, 2007, capital floors are in place for those applying the AIRB approach. These minimum capital floors are based on a percentage of capital required under the previous capital framework (Basel I).
Tier 1 capital
Tier 1 capital rose to $25.3 billion, an increase of $1.7 billion over last year primarily due to:
•	growth in retained earnings of $2.0 billion;

•	capital issuance of $829 million through the Dividend and Share Purchase Plan and employee share-ownership and option plans; and

•	the issuance of $265 million in non-cumulative preferred shares.
T17 Selected capital management activity

For the fiscal years ($ millions)	2010	2009	2008

Dividends
Common	$2,023	$1,990	$1,896
Preferred	201	186	107
Common shares issued(1)(2)	804	1,117	266
Repurchase of common shares — normal course issuer bid(2)	—	—	(40)
Preferred shares issued(3)	265	850	1,225
Subordinated debentures issued(4)	—	2,000	3,144
Repurchase and redemption of subordinated debentures(4)	(11)	(359)	(691)
Issuance of trust subordinated notes and trust securities(5)	—	650	—

(1)	Represents primarily cash received for stock options exercised during the year and common shares issued pursuant to the Dividend and Share Purchase Plan.

(2)	For further details, refer to Note 15 of the Consolidated Financial Statements.

(3)	For further details, refer to Note 14 of the Consolidated Financial Statements.

(4)	For further details, refer to Note 12 of the Consolidated Financial Statements.

(5)	For further details, refer to Note 13 of the Consolidated Financial Statements.
Scotiabank Annual Report 2010     43

MANAGEMENT’S DISCUSSION AND ANALYSIS
These were partially offset by:
•	capital deductions of $0.8 billion, largely relating to the Bank’s increased investment in Thanachart Bank and;

•	an increase in cumulative unrealized foreign currency translation losses of $0.6 billion, net of hedges and related taxes, due to the strengthening of the Canadian dollar.
Over the past five years, the Bank’s level of internal capital generation has been consistently strong. The Bank has generated $8.9 billion of internal capital, notwithstanding an increase in dividends of 65% during this period.
Tier 2 capital
Tier 2 capital decreased by $0.7 billion to $4.3 billion in 2010, due to an increase in capital deductions from the Bank’s additional investment in Thanachart Bank.
Risk-weighted assets
Risk-weighted assets decreased by $6.6 billion over the prior year to $215 billion. This decline was primarily due to the impact of a stronger Canadian dollar on foreign currency denominated assets and a reduction in non-retail credit exposures, partly offset by growth in the retail portfolio.
Regulatory capital ratios
In 2010, both of the Bank’s regulatory capital ratios remained strong as a result of prudent capital management and consistent earnings. Tier 1 and Total capital ratios as at year end were 11.8% and 13.8%. These ratios continued to be well in excess of OSFI’s minimum capital ratios of 7% and 10% and were strong by international standards.
In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets to capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2010 the Bank’s ACM of 17:1 was well within the regulatory thresholds.
Tangible common equity ratio
Tangible common equity (TCE) is generally considered to be an important measure of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. The Bank’s definition of TCE comprises total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio continued to be strong at 9.6% up a significant 1.4% from 8.2% a year ago.
Economic capital
Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of Economic Capital relies on models that are subject to objective vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital. The major risk categories included in economic capital are:
•	Credit risk which measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. Measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate or commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.
Financial stability forum disclosures
In 2008, the Financial Stability Forum, based on the request of G-7 ministers and central bank governors, released its report on market at that time. Among others, a key recommendation of the report was to improve transparency by providing enhanced risk disclosures on financial instruments that markets consider to be higher risk, including off-balance sheet vehicles and structured products. Based on these recommendations, the Bank continues to provide additional disclosures as follows:

Variable interest entities	p. 46
Mortgage-backed securities	p. 50
Montreal Accord Asset-Backed Commercial Paper (ABCP)	p. 50
Collateralized debt obligations and collateralized loan obligations	p. 50
Exposure to monoline insurers	p. 51
44     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL CONDITION
•	Market risk which is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations among them, and their levels of volatility. Exposure is measured based on the internal VaR models used in the trading book; the VaR on the Bank’s structural interest rate risk, structural foreign exchange risk, and equity market risk; and embedded options risk.

•	Operational risk which is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Measurement is based on the distribution of the Bank’s actual losses, supplemented with external loss data where needed.

•	Other risk includes additional risks for which Economic Capital is attributed, such as business risk, goodwill, significant investments, insurance risk and real estate risk.
The Bank uses its Economic Capital framework to attribute capital to the business lines, refer to non-GAAP measures, page 27. Chart 24 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.
Changing Regulatory Landscape
Basel III
In November 2010 the G20 leaders approved certain significant reforms proposed by the Basel Committee on Banking Supervision. The reforms include a number of changes to the existing capital rules and the introduction of a global liquidity standard. These new global standards, referred to as ‘Basel III’
T18 Shares and other capital instruments
As at October 31

				Number
	Amount			outstanding
Share data	($ millions)	Dividend	Coupon (%)	(000s)

Common shares(1)	$5,750	$0.49	—	1,042,913

Preferred shares Series 12(2)	$300	$0.328125	5.25%	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600

				Number
	Amount			outstanding
Trust securities	($ millions)	Distribution	Yield (%)	(000s)

Scotiabank Trust Securities – Series 2000-1 issued by BNS Capital Trust(11)(12)	$500	$36.55	7.310%	500
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(12)(13)	750	33.13	6.626	750
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(12)(13)	750	31.41	6.282	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12)(13)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12)(13)	650	39.01	7.802	650

				Number
	Amount		Interest	outstanding
Trust and subordinated notes	($ millions)		rate (%)	(000s)

Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(13)(14)	$1,000	—	5.25%	1,000

				Number
				outstanding
Options				(000s)

Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)	—	—	—	21,079

(1)	Dividends on common shares are paid quarterly. As at November 17, 2010, the number of outstanding common shares and options was 1,042,960 and 21,032, respectively. The number outstanding for the other securities disclosed in this table was unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.

(3)	These preferred shares have conversion features (refer to Note 14 of the Consolidated Financial Statements for further details).

(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.

(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.

(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.

(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.

(8)	Dividends, if and when declared, are the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.

(9)	Dividends, if and when declared, during the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.

(10)	The initial dividend was paid on July 28, 2010 in an amount of $0.2822 per share. Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.

(11)	Reported in capital instrument liabilities on the Consolidated Balance Sheet.

(12)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 13 of the Consolidated Financial Statements for further details).

(13)	Reported in deposits on the Consolidated Balance Sheet.

(14)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 13 of the Consolidated Financial Statements for further details).

(15)	Included are 16,383 stock options with tandem stock appreciation right (SAR) features.
Scotiabank Annual Report 2010     45

MANAGEMENT’S DISCUSSION AND ANALYSIS
aim to strengthen the financial system by improving the quality, consistency and transparency of the capital base to better absorb losses and promote a more resilient banking sector.
Basel III requires increased capital requirements, including higher minimum common equity, introduces additional capital buffers and requires all existing and new capital deductions to be taken from common equity. The focus of the new rules is high quality capital and therefore there is greater emphasis on common equity and a more restrictive definition of other qualifying capital instruments. The new requirements introduce an internationally harmonized leverage ratio, an expansion of OSFI’s existing Asset to Capital Multiple, to contain build-up of excessive leverage. The new regulations contain transitional arrangements to enable banks to meet the new standards while supporting the global economic recovery. The Bank has performed extensive scenario analyses and projections and is satisfied that it will meet the capital and liquidity requirements as they are implemented.
Dividends
The strong earnings and capital position of the Bank allowed the quarterly dividend to be maintained at 49 cents in 2010. Dividends have risen at a compound annual rate of 15% over the past 10 years.
Share data and other capital instruments
The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 18. Further details, including exchangeability features, are discussed in Notes 12, 13, 14 and 15 of the Consolidated Financial Statements.
Credit ratings
Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa1 by Moody’s and AA- by Standard and Poor’s and Fitch.
Outlook
The Bank will maintain its strong capital position. Capital will continue to be prudently managed to support organic growth initiatives, selective acquisitions and evolving regulatory changes.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements with entities that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments.
Variable interest entities (VIEs)
Off-balance sheet arrangements with VIEs include:
•	VIEs that are used to provide a wide range of services to customers. These include VIEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and also to provide investment opportunities. In addition, the Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

•	VIEs that are used to provide alternative sources of funding to the Bank and manage its capital position. The Bank may utilize these VIEs to securitize its own assets, primarily residential mortgages. The Bank may also establish VIEs in order to issue capital instruments that qualify as regulatory capital, such as Scotiabank Trust Securities, and Scotiabank Subordinated Trust Notes.
All VIEs are subject to a rigorous review and approval process to ensure that all relevant risks, as well as accounting, related party, reputational and ownership issues, are properly identified and addressed. For many of the VIEs that are used to provide services to customers, the Bank does not guarantee the performance of the VIE’s underlying assets, and does not absorb any related losses. For other VIEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a VIE.
As at October 31, 2010, total consolidated assets related to VIEs were $9.2 billion, compared to $2.6 billion at the end of 2009. The increase is due to consolidation of the Scotia Covered Bond Trust which was created to facilitate the Bank’s covered bond program.
The Bank earned fees of $42 million and $64 million in 2010 and 2009, respectively, from certain VIEs in which it had a significant variable interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with VIEs, including details of liquidity facilities and maximum loss exposure by VIE category is provided below and in Note 6 to the Consolidated Financial Statements on pages 125 and 126.
There are three primary types of association the Bank has with VIEs:
•	Multi-seller conduits sponsored by the Bank,

•	Funding vehicles, and

•	Collateralized debt obligation entities.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $40 million in 2010, compared to $63 million in the prior year.
The multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. For assets purchased, there are supporting backstop liquidity facilities that are generally equal to 102% of the assets purchased or committed to be purchased. The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the commercial paper market.
46     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL CONDITION
As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.4 billion as at October 31, 2010 (October 31, 2009 — $1.8 billion). The year-over-year decrease was due to repayments and asset amortization. As at October 31, 2010, total commercial paper outstanding for the Canadian-based conduits was $0.9 billion (October 31, 2009 — $1.6 billion) and the Bank held less than 1% of the total commercial paper issued by these conduits. Table 19 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2010 and 2009, by underlying exposure.
Substantially all of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 21% of the funded assets were externally rated AAA as at October 31, 2010, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2010. While 68% of the total funded assets have final maturities falling within three years, the weighted average repayment period, based on cash flows, approximates one year. There is no exposure to U.S. subprime mortgage risk within these two conduits.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $6.5 billion as at October 31, 2010 (October 31, 2009 — $7.5 billion). The year over year decline was from a general reduction in client business ($0.6 billion) and the impact of foreign currency translation. As at October 31, 2010, total commercial paper outstanding for the U.S.-based conduit was $3.1 billion (October 31, 2009 — $4.2 billion) of which none was held by the Bank.
A significant portion of the conduit’s assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-
T19 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

			2010					2009
	Funded		Unfunded	Total		Funded		Unfunded	Total
As at October 31 ($ millions)	assets	(1)	commitments	exposure	(2)	assets	(1)	commitments	exposure	(2)

Auto loans/leases	$331		$305	$636		$505		$138	$643
Equipment loans	339		7	346		723		43	766
Trade receivables	206		122	328		165		59	224
Canadian residential mortgages	19		—	19		67		1	68
Retirement savings plan loans	49		2	51		92		2	94

Total(3)	$944		$436	$1,380		$1,552		$243	$1,795

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.

(2)	Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.

(3)	These assets are substantially sourced from Canada.
T20 Assets held by Scotiabank-sponsored U.S.-based multi-seller conduit

			2010					2009
	Funded		Unfunded	Total		Funded		Unfunded	Total
As at October 31 ($ millions)	assets	(1)	commitments	exposure	(2)	assets	(1)	commitments	exposure	(2)

Credit card/consumer receivables	$22		$45	$67		$253		$45	$298
Auto loans/leases	1,198		902	2,100		1,501		620	2,121
Trade receivables	798		2,476	3,274		1,049		2,712	3,761
Loans to closed-end mutual funds	367		7	374		115		73	188
Diversified asset-backed securities	622		12	634		741		15	756
Corporate loans(3)	69		23	92		348		46	394

Total(4)	$3,076		$3,465	$6,541		$4,007		$3,511	$7,518

(1)	Funded assets are reflected at original cost. The fair value of these assets as at October 31, 2010 was estimated to be $2.7 billion (October 31, 2009 – $3.6 billion).

(2)	Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.

(3)	These assets represent secured loans that are externally rated investment grade.

(4)	These assets are sourced from the U.S.
Scotiabank Annual Report 2010     47

MANAGEMENT’S DISCUSSION AND ANALYSIS
specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank’s liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
Table 20 presents a summary of assets purchased and held by the Bank’s U.S. multi-seller conduit as at October 31, 2010 and 2009, by underlying exposure.
The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers which are rated non-investment grade by the external rating agencies.
As at October 31, 2010, approximately 76% of the conduit’s funded assets were rated A or higher, either 33% external or 43% internal based on the Bank’s rating program. Substantially all of the assets held in this conduit were rated investment grade as at October 31, 2010. While 50% of the total funded assets have final maturities falling within five years, the weighted average repayment period, based on expected cash flows, approximates 1.4 years.
During fiscal 2010, there were no events that required a reassessment of the primary beneficiary of this conduit.
Funding vehicles
The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has three such SPEs that facilitate the issuance of certain regulatory capital instruments of the Bank. These are Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust. These SPEs are not consolidated on the Bank’s balance sheet, as the Bank is not the primary beneficiary. Scotiabank Trust Securities, Scotiabank Tier 1 Securities and Scotiabank Trust Subordinated Notes issued by the trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in deposits. Total deposits recorded by the Bank as at October 31, 2010 from these trusts were $4 billion (October 31, 2009 — $4 billion). The Bank recorded interest expense of $243 million on these deposits in 2010 (2009 – $216 million).
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIE to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss from VIEs in which the Bank has a significant variable interest was $23 million as at October 31, 2010 (October 31, 2009 – $307 million) including the credit risk amounts relating to derivative contracts with these VIEs. The decrease from 2009 is due primarily to early maturity and termination of certain entities.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets on a serviced basis to trusts. Residential mortgage securitizations are principally conducted through the Bank’s participation in the Canadian Government’s Canada Mortgage Bond (CMB) program. If certain requirements are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet which are discussed in Note 1 to the Consolidated Financial Statements on pages 115 to 120. These securitizations enable the Bank to access alternative and more efficient funding sources, and manage liquidity and other risks. The Bank does not provide liquidity facilities to the CMB program, as such, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
The outstanding amount of off-balance sheet securitized mortgages was $16 billion as at October 31, 2010, compared to $17.5 billion last year. The activity in 2010 was primarily from ongoing sales through the CMB program. Last year’s activity included the Bank’s participation in the Government of Canada Insured Mortgage Purchase Program.
The amount of off-balance sheet securitized personal loans was $10 million as at October 31, 2010, compared to $199 million last year. The decrease was due to the maturity of the revolving credit facility of a securitization trust.
Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, may make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 24 to the Consolidated Financial Statements on pages 143 to 145.
The Bank recorded securitization revenues of $124 million in 2010, compared to $409 million in 2009. This decrease was mostly due to lower securitization volumes.
Additional information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(c) to the Consolidated Financial Statements on page 124.
Guarantees and other commitments
Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:
•	Standby letters of credit and letters of guarantee. As at October 31, 2010, these amounted to $20.5 billion, compared to $21.9 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year decrease reflects a general decrease in customer activity, as well as the weakening of the U.S. dollar;

•	Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents
48     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL CONDITION
the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Within liquidity facilities are credit enhancements that the Bank provides, in the form of financial standby letters of credit, to commercial paper conduits sponsored by the Bank. As at October 31, 2010, these credit enhancements amounted to $669 million, compared to $760 million last year. Refer to the liquidity discussions under VIEs beginning on page 46;

•	Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•	Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2010, these commitments amounted to $104 billion, relatively in line with last year. Approximately half of these commitments are short-term in nature, with remaining terms to maturity of less than one year.
These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in Other income in the Consolidated Statement of Income, were $426 million in 2010, compared to $386 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 24 to the Consolidated Financial Statements on pages 143 to 145.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and non-trading purposes, such as asset/liability management.
During fiscal 2009, the Bank reclassified certain debt securities from available-for-sale securities to loans pursuant to changes in accounting standards for financial instruments. Refer to Changes in accounting policies on page 82.
Financial instruments are generally carried at fair value, except for loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as held for trading at inception.
Unrealized gains and losses on available-for-sale securities, net of related hedges, as well as gains and losses on derivatives designated as cash flow hedges, are recorded in other comprehensive income. Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized and cash flow hedges are recorded when the hedged item affects income.
All changes in the fair value of derivatives are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 to the Consolidated Financial Statements (see pages 115 to 120).
Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Net gains and losses on trading securities are recorded in other income — trading revenues. Realized gains and losses and writedowns for other-than-temporary impairment on available-for-sale securities and equity accounted investments are recorded in other income — net gains (losses) on securities, other than trading.
Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.
A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 62 to 77. In addition, Note 25 to the Consolidated Financial Statements on pages 145 to 153 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.
There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 or 200 basis point increase in interest rates on annual income and the economic value of shareholders’ equity, as described on page 152. For trading activities, the table on page 153 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 10% (2009 — 12%) had a term to maturity greater than five years.
Note 28 to the Consolidated Financial Statements (see pages 156 to 160) provides details about derivatives used in trading and non-trading activities, including notional amounts, remaining term to maturity, credit risk and fair values.
Scotiabank Annual Report 2010     49

MANAGEMENT’S DISCUSSION AND ANALYSIS
The fair value of the Bank’s financial instruments is provided in Note 26 to the Consolidated Financial Statements (see pages 154 to 155) along with a description of how these amounts were determined.
The fair value of the Bank’s financial instruments was unfavorable when compared to their carrying value by $420 million as at October 31, 2010 (October 31, 2009 — $2,152 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the deficit of fair value over book value arose mainly from changes in interest rates and credit spreads. Fair value estimates are based on market conditions as at October 31, 2010, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on Critical accounting estimates on pages 78 to 82.
Disclosures specific to certain financial instruments designated as held for trading under the fair value option can be found in Note 27 to the Consolidated Financial Statements (see page 156). These designations were made primarily to avoid an accounting mismatch between two instruments, or to better reflect how the performance of a specific portfolio is evaluated by the Bank.
Selected credit instruments
Mortgage-backed securities
Non-trading portfolio
Total mortgage-backed securities held as available-for-sale securities represent approximately 4% of the Bank’s total assets as at October 31, 2010 and are shown below in Table 21. Exposure to U.S. subprime mortgage risk is nominal.
Trading portfolio
Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at October 31, 2010 and are shown in Table 21.
Montreal Accord Asset-Backed Commercial Paper (ABCP)
As a result of the Montreal Accord ABCP restructuring in the first quarter of 2009, the Bank received longer-dated securities which were classified as available-for-sale. Approximately 44% of the new notes are A-rated Class A-1 notes and 36% are BBB (low)-rated A-2 notes. The Bank’s carrying value of $144 million represents approximately 62% of par value.
As part of the restructuring, the Bank participated in a margin funding facility, which was recorded as an unfunded loan commitment. The Bank’s portion of the facility is $200 million. It is currently undrawn.
Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.
Since 2009, cash-based CDOs and CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans. Synthetic CDOs and CLOs continue to be classified as available-for-sale securities, with changes in the fair value reflected in net income.
As at October 31, 2010, the carrying value of cash-based CDOs and CLOs reported as loans on the Bank’s Consolidated Balance Sheet was $943 million (October 31, 2009 — $1,059 million). The fair value of these CDOs and CLOs was $623 million (October 31, 2009 — $688 million). None of these cash-based CDOs and CLOs are classified as impaired. Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, with no U.S. mortgage-backed securities.
The Bank’s remaining exposure to synthetic CDOs and CLOs was $185 million as at October 31, 2010 (October 31, 2009 — $323 million). During the year, the Bank recorded a pre-tax gain of $85 million in net income for changes in fair value of synthetic CDOs and CLOs (2009 — pre-tax gain of $60 million). The
T21 Mortgage-backed securities

	2010				2009
As at October 31	Non-trading		Trading		Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio		portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$18,370		$416		$21,287		$253
Commercial mortgage-backed securities	10	(2)	28	(3)	4	(2)	44	(3)
Other residential mortgage-backed securities	201		—		93		—

Total	$18,581		$444		$21,384		$297

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate primarily to non-Canadian properties.

(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
50     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | GROUP FINANCIAL CONDITION
change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads in the current and prior year and the maturity of certain CDOs and CLOs in 2010.
The aggregate CDO and CLO portfolios are well diversified, with an average individual CDO and CLO holding of $12 million, and no single industry exceeding 12% of the referenced portfolio on a weighted average basis. Based on their carrying values, these CDOs and CLOs have a weighted average rating of BBB. More than 71% of their investments are senior tranches with subordination of 10% or more, and 6% of the investments are in equity tranches.
Based on positions held at October 31, 2010, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately $5 million in net income.
Trading portfolio
The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 22 below.
The decrease in the notional amount of the CDO portfolio is mainly due to trades that were unwound with counterparties during the year. The decrease in the fair value of the CDO portfolio is due to the reduced portfolio size and improved market conditions. Based on positions held at October 31, 2010, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase of approximately $11 million in net income.
Over 57% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.
Exposure to monoline insurers
The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $0.9 billion (October 31, 2009 — $1.3 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank’s public finance exposures of $0.1 billion (October 31, 2009 — $0.4 billion) were primarily to U.S. municipalities and states. All of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
Other indirect exposures to monoline insurers were $0.8 billion (October 31, 2009 — $0.9 billion). These exposures were primarily composed of $0.6 billion (October 31, 2009 — $0.7 billion) of guarantees by two monolines on diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit (as discussed on pages 47 and 48 in the section on Multi-seller conduits sponsored by the Bank). As at October 31, 2010, the two monoline insurers were rated non-investment grade by the external rating agencies.
Other
As at October 31, 2010, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans and investments in structured investment vehicles.
T22 Collateralized debt obligations (CDOs)

Trading portfolio
	2010		2009
		Positive/		Positive/
As at October 31	Notional	(negative)	Notional	(negative)
Outstanding ($ millions)	Amount	fair value	Amount	fair value

CDOs — sold protection	$2,890	$(498)	$6,000	$(1,620)
CDOs — purchased protection	$2,719	$491	$5,625	$1,657

Scotiabank Annual Report 2010     51

MANAGEMENT’S DISCUSSION AND ANALYSIS
BUSINESS LINE OVERVIEW

CANADIAN BANKING
Canadian Banking had a record year in 2010, with net income of $2,315 million, an increase of $464 million or 25% over last year. This was driven by substantial growth in wealth management revenues, retail mortgages, personal lending and deposits, and a wider interest margin. Non-interest expenses were well maintained, up 5%.
INTERNATIONAL BANKING
International Banking reported net income of $1,262 million, a decrease of 4% year-over-year, largely due to the impact of a 10% stronger Canadian dollar. Underlying growth resulted from contributions from recent strategic acquisitions, particularly in Puerto Rico and Thailand, and higher earnings in Asia, Mexico and Chile. Slow economic recovery in the Caribbean moderated growth in that region although loan volumes and core deposits are trending upwards.
SCOTIA CAPITAL
Scotia Capital reported net income of $1,350 million in 2010, 7% below last year’s record earnings as market conditions in 2009 led to exceptional trading results. These strong results were maintained through the first part of 2010, but returned to more normalized levels to close out the year. As well, corporate loan volumes continued to decline. Partly offsetting, was a substantial improvement in the provisions for credit losses with net recoveries reported for 2010.
On October 1, 2010, Global Wealth Management was established as a fourth business line, combining our wealth management and insurance businesses in Canada and internationally. Refer to page 60 for details on the Bank’s four business lines.

T23 2010 financial performance

	Canadian	International
($ millions)	Banking	Banking	Scotia Capital	Other(1)	Total

Net interest income(2)	$5,191	$3,755	$1,093	$(1,418)	$8,621
Other income	2,626	1,696	2,086	476	6,884
Provision for credit losses	706	616	(43)	(40)	1,239
Non-interest expenses	3,926	2,931	1,195	130	8,182
Income taxes/non-controlling interest(2)	870	642	677	(344)	1,845

Net income	$2,315	$1,262	$1,350	$(688)	$4,239

Return on equity(3) (%)	27.0%	11.6%	18.6%	N/A	18.3%
Average earning assets ($ billions)(3)	$204	$87	$164	$61	$516

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Taxable equivalent basis. See non-GAAP measures on page 27.

(3)	Non-GAAP measure. Return on equity for the business segments is based on economic equity attributed. See non-GAAP measures on page 27.

N/A	Not applicable
52     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | BUSINESS LINES
Canadian Banking
2010 ACHIEVEMENTS
•	Launched the first phase of Let the Saving Begin, a new program that has inspired thousands of Canadians to establish automatic saving habits when they use their debit and credit payment cards, by enrolling in “Bank the Rest”, setting aside a regular amount each month or opening a Momentum Visa to earn cashback on their purchases.

•	Introduced a robust mobile banking solution that is the first to offer SMS/Text banking and both Domestic and International person-to-person transfers through Interac and Western Union.

•	Implemented an automated sales reporting system in branches that delivers operational efficiencies and time savings so that sales officers can provide additional customers with excellent service and advice.

•	Introduced Scotiabank’s EcoLiving Program to help Canadian homeowners discover what green renovation options are available and how they can save money by reducing their energy bills and taking full advantage of the available government rebates.

•	Launched ScotiaLife Accidental Hospitalization Insurance, an expansion of ScotiaLife’s Life & Health product offering. Holders of this insurance will receive a daily cash benefit for each day they are hospitalized due to a covered accident.

•	Expanded our branch network by nine branches to capitalize on high-potential market opportunities across the country.

•	Enhanced the Scotiabank StartRight Program for Newcomers to Canada website. It’s now is available in eight languages — English, French, Traditional Chinese, Simplified Chinese, Spanish, Punjabi, Arabic and Farsi.

•	Launched the Total Wealth Credit SolutionTM, an unique Private Banking lending platform that allows high net worth clients to combine their investment portfolios with other assets to secure a single, highly flexible line of credit. This fully-integrated wealth management platform enables clients to maximize access to financing to take advantage of investment opportunities and is ideal for business builders and entrepreneurs who value simplified, convenient access to credit.

•	Scotiabank’s Canadian mutual fund business continued its positive momentum through fiscal 2010. Scotiabank placed number one among banks for total net sales. Scotia INNOVA Portfolios has been a strong force behind this performance as it has surpassed $1.7 billion in assets under management.

•	SCENE, the joint venture loyalty program with Cineplex has surpassed 2.6 million members and more than one million of those are Scotiabank customers.
T24 Canadian Banking financial performance

($ millions)	2010	2009	2008

Net interest income(1)	$5,191	$4,785	$4,324
Other income	2,626	2,279	2,174
Provision for credit losses	706	702	399
Non-interest expenses	3,926	3,757	3,632
Income taxes/non-controlling interest(1)	870	754	743

Net income	$2,315	$1,851	$1,724

Key ratios
Return on economic equity	27.0%	22.3%	35.6%
Productivity(1)	50.2%	53.2%	55.9%
Net interest margin(1)	2.54%	2.49%	2.46%
PCL as a percentage of loans and acceptances	0.35%	0.37%	0.23%

Selected balance sheet data (average balances)
Earning assets	204,077	192,262	175,464
Deposits	163,747	143,891	127,615
Economic equity	8,358	8,049	4,764

(1)	Taxable equivalent basis.
Financial performance
Canadian Banking reported net income of $2,315 million in 2010, $464 million or 25% higher than last year. Return on economic equity was 27.0% versus 22.3% last year. Retail and small business banking, commercial banking and wealth management all generated solid performances.
Assets and liabilities
Average assets before securitization rose $12 billion or 6% in 2010. This was led by substantial growth in residential mortgages (before securitization) of $10 billion or 8%, which resulted in market share growth of 39 basis points versus the other major banks. Personal lines of credit were up $3 billion or 12% year over year. Average deposits grew $20 billion or 14%. This includes $10 billion of broker-sourced deposits transferred from group treasury in the first quarter of this year. In addition, strong growth was recorded in current accounts and high interest savings accounts. Assets under administration grew 13% to $155 billion in 2010, through stronger sales and marketing initiatives.
Revenues
Total revenues were $7,817 million, up $753 million or 11% from last year. Net interest income increased $406 million to $5,191 million, due to strong volume growth in both assets and deposits. The margin increased by five basis points to 2.54%, reflecting higher spreads on assets due to re-pricing and lower
Scotiabank Annual Report 2010     53

MANAGEMENT’S DISCUSSION AND ANALYSIS
wholesale funding and liquidity costs. Partly offsetting was the impact of prime/BA spread compression and lower spreads on deposits due to intense competition. Other income for the year was $2,626 million, including growth of $347 million or 15% mainly from increases in wealth management revenues, new sales and market improvements, and higher commercial banking revenues.
Retail & Small Business Banking
Total revenues were $4,805 million, up $402 million or 9% from last year. Net interest income rose by $375 million or 11% due to growth in assets and deposits and a higher margin. Other income rose $26 million or 3% mainly in transaction-based fees and higher insurance revenues. Partly offsetting were a decrease in ABM fees and lower personal service charges reflecting a growing trend toward electronic payments.
Commercial Banking
Total revenues rose $98 million or 6% to $1,624 million in 2010. Net interest income grew 2% from last year mainly from a substantial growth in deposits entirely in current accounts. Partly offsetting was a lower margin and reduced asset volumes, reflecting the slower business climate in 2010. Year over year, other income was up $79 million or 24% to $407 million.
Wealth Management
Total revenues were up $253 million or 22% to $1,388 million. There was growth in multiple businesses, particularly in mutual funds, full service brokerage and private client group, as well as contributions from associated corporations. This growth was driven by new sales and improved market conditions.
Non-interest expenses
Non-interest expenses rose $169 million or 5% to $3,926 million in 2010. The increase was due mainly to increased investment in growth initiatives, higher stock-based and performance-based compensation, pension and benefits costs, advertising costs relating to “Let the Saving Begin” and other marketing campaigns, and the impact of the new harmonized sales tax in certain Canadian provinces.
Credit quality
The provision for credit losses in Canadian Banking was $706 million in 2010, comprised of $713 million in specific provisions and a $7 million reversal this year of the sectoral allowance established for the automotive industry. Specific provisions in 2010 represent an increase of $18 million from $695 million last year, with moderately higher retail provisions somewhat offset by moderately lower commercial provisions.
54     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | BUSINESS LINES
International Banking
2010 ACHIEVEMENTS
•	Revenue growth programs implemented to:
–	Improve the capacity of our sales forces;

–	Enhance the customer experience through upgraded contact centres and new mobile banking capabilities;

–	Develop and promote new products for insurance and wealth management.
•	Credit risk management improved by implementing industry-leading retail account management and pricing platforms in key markets.

•	Added 88 branches, upgraded contact centre in Mexico and began construction of a new contact centre in Peru.

•	Expanded presence in Puerto Rico by acquiring R-G Premier Bank of Puerto Rico in an FDIC-assisted transaction.

•	Further investment in Thailand, where an affiliate, Thanachart Bank, acquired Siam City Bank and is now the third largest bank in Bangkok and the fifth largest bank in the country.

•	Entered Colombia through the acquisition of Royal Bank of Scotland’s local wholesale operations and agreed to acquire Dresdner Bank’s wholesale banking operations in Brazil.

•	Recognized for excellence:
–	Global Finance magazine named Scotiabank Costa Rica, Scotiabank Jamaica and Scotiabank Peru as the top foreign exchange providers in their respective countries.

–	Trade Finance recognized Scotiabank as the Best Trade Bank in Central America and the Caribbean for the second year in a row. The magazine also named Scotiabank the Best International Trade Bank in Peru.

–	Global Finance magazine named Scotiabank the Best Consumer Internet Bank in 20 Caribbean countries.

–	The Bank’s contact centre in the Dominican Republic was recognized as World Class in a study that benchmarked the top 450 Contact Centres in North America.
T25 International Banking financial performance

($ millions)	2010	2009	2008

Net interest income(1)	$3,755	$3,773	$3,315
Other income	1,696	1,480	1,282
Provision for credit losses	616	577	236
Non-interest expenses	2,931	2,960	2,634
Income taxes/non-controlling interest(1)	642	401	541

Net income	$1,262	$1,315	$1,186

Key ratios
Return on economic equity	11.6%	12.5%	15.5%
Productivity(1)	53.8%	56.3%	57.3%
Net interest margin(1)	4.32%	4.21%	4.17%
PCL as a percentage of loans and acceptances	0.99%	0.90%	0.44%

Selected balance sheet data (average balances)
Earning assets	86,842	89,528	79,403
Deposits	45,920	49,810	45,438
Economic equity	10,283	9,968	7,353

(1)	Taxable equivalent basis.
Financial performance
International Banking’s net income in 2010 was $1,262 million, a decrease of $53 million or 4% from last year. The results were adversely impacted by a stronger Canadian dollar. Excluding this, earnings increased by $76 million or 6% reflecting the favourable impact of acquisitions, partly offset by credit weakness in a few corporate loans as well as a higher effective tax rate. Return on economic equity was 11.6% compared to 12.5% last year.
Assets and liabilities
Average assets decreased $3 billion or 3%. After adjusting for the negative impact of the foreign currency translation and the acquisition of R-G Premier Bank of Puerto Rico, average assets were up 1% over last year. Underlying growth was moderated by slow economic recovery, although the quarterly trend in performing loan volumes showed a steady return to growth compared to declines in 2009. Overall, retail loans increased $1 billion or 4%, mainly from residential mortgages in Mexico and Peru. Commercial loans were down slightly from last year, with modest growth of 4% in Asia more than offset by selective portfolio run-off in Mexico and Chile. Average securities volumes increased $2 billion, due to additional investment in Thanachart Bank in Thailand and growth in Mexico. Under-lying growth in low-cost deposits was strong at 10%, with the Caribbean, Central America and Peru showing double digit growth.
Revenues
Total revenues were $5,451 million in 2010, an increase of $198 million or 4% from last year, despite a $429 million negative impact of foreign currency translation.
Scotiabank Annual Report 2010     55

MANAGEMENT’S DISCUSSION AND ANALYSIS
Net interest income was $3,755 million in 2010, in line with 2009 despite a $296 million negative impact of foreign currency translation. Underlying net interest income was up $279 million or 7% driven mainly by the acquisition of R-G Premier Bank of Puerto Rico, and higher contributions from associated corporations. The net interest margin was 4.32%, up 11 basis points from last year, partly due to the combined impact of increased retail volumes and wider margins in Mexico and Peru.
Other income increased $216 million or 15% year over year to $1,696 million. The increase reflected the positive impact of higher gains on sales of securities this year and contributions from acquisitions. The year was also marked by strong growth in insurance and wealth management revenues and higher credit fees. These were partly offset by the $133 million negative impact of foreign currency translation.
Caribbean and Central America
Total revenues were $1,973 million in 2010, an increase of $130 million or 7%. The increase resulted from a combination of the R-G Premier Bank of Puerto Rico acquisition, lower write-downs on investments in 2010, and underlying fee income growth of 4%. Adverse foreign exchange translation was partially offsetting.
Net interest income was $1,472 million in 2010, unchanged from 2009. The contribution of the R-G Premier Bank of Puerto Rico acquisition and higher earnings from associated corporations were offset by a negative impact of foreign currency translation. Overall volumes and margins were relatively unchanged from last year.
Other income of $501 million was up a substantial $133 million or 36% from last year. This mainly reflected the inclusion of fee revenue from R-G Premier Bank of Puerto Rico, lower write-downs on securities this year, and higher insurance related revenues. Adverse foreign exchange translation was partly offsetting.
Mexico
Total revenues were $1,239 million in 2010, a nominal decrease of $6 million from last year, due mainly to the negative impact of foreign currency translation. Underlying revenues were up 5% including higher net gains on securities, increased mutual fund revenues and higher loan spreads.
Net interest income was $800 million, a decrease of $20 million from 2009, including negative foreign currency translation of $48 million. Underlying net interest income increased by 3% due to growth in retail asset volumes and spreads, partially offset by lower funding spreads.
Other income was $438 million in 2010, up $14 million from last year, or $36 million excluding the adverse impact of foreign currency translation. Higher insurance, and wealth management revenues and transaction-driven income contributed to the increase. Lower treasury revenue resulted from reduced market volatility in 2010.
Latin America, Asia and Other
Total revenues were $2,239 million in 2010, an increase of $74 million over last year, primarily due to contributions from associated corporations in Asia and higher net gains on securities. Partly offsetting were adverse foreign currency translation, and a loss on the Bank’s investment in an affiliate in Venezuela from a significant devaluation of the Venezuelan bolivar.
Non-interest expenses
Non-interest expenses were $2,931 million in 2010, down 1% or $29 million from last year, due mainly to the beneficial impact of $185 million from foreign currency translation. Excluding this, expenses were up $156 million, of which $82 million was due to the impact of acquisitions. The remaining growth of 3% was due to higher compensation, premises and technology, advertising and business development costs.
Credit quality
The provision for credit losses in International Banking was $616 million in 2010, an increase of $39 million from last year. Higher provisions in the Caribbean were somewhat offset by lower provisions in Asia, Mexico, and Latin America.
56     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | BUSINESS LINES
Scotia Capital
2010 ACHIEVEMENTS
•	Scotia Capital ranked #1 for Canadian Corporate Debt Underwriting in Bloomberg’s League Tables (2009), for the second year in a row.

•	Scotia Capital was acknowledged by Global Finance magazine as:
–	Best Infrastructure Bank globally, for the second consecutive year;

–	Best Foreign Exchange Bank in Canada, for the sixth consecutive year; and

–	Best Investment Bank in Canada, for the fourth time in six years.
•	For the eighth consecutive year, Scotia Capital’s Corporate Derivatives team has been recognized as the best in Canada by an independent third party survey firm.

•	For the second year in a row, ScotiaMocatta was acknowledged as “Best Bullion Bank” by the Bombay Bullion Association, a major hub for gold and silver trading in India.

•	Notable transactions during the year:
–	Scotia Capital acted as Exclusive Financial Advisor to Red Back Mining Inc. on its merger with Kinross Gold Corporation. Kinross acquired all of the outstanding common shares of Red Back for approximately US$8 billion. The transaction was one of the largest M&A transactions in the gold industry and resulted in the creation of a US$20+ billion pure gold senior producer.

–	Scotia Waterous acted as Exclusive Financial Advisor to Sinopec Corp., the largest petroleum and petrochemicals company in China, on its purchase of a 40% interest in Repsol Brasil, through a share capital increase of US$7.1 billion.

The alliance created one of Latin America’s largest energy companies, valued at US$17.8 billion.
T26 Scotia Capital financial performance

($ millions)	2010	2009	2008

Net interest income(1)	$1,093	$1,427	$1,120
Other income	2,086	2,138	707
Provision for (recovery of) credit losses	(43)	338	(5)
Non-interest expenses	1,195	1,072	937
Income taxes(1)	677	704	108

Net income	$1,350	$1,451	$787

Key ratios
Return on economic equity	18.6%	20.0%	21.5%
Productivity(1)	37.6%	30.1%	51.3%
Net interest margin(1)	0.67%	0.78%	0.68%
PCL as a percentage of loans and acceptances(2)	(0.02)%	0.61%	(0.01)%

Selected balance sheet data (average balances)
Total assets	164,083	183,079	163,664
Earning assets	139,332	146,966	140,570
Loans and acceptances	45,728	67,257	54,147
Securities purchased under resale agreements	19,888	14,123	15,844
Securities	60,372	54,973	63,716
Economic equity	6,980	7,013	3,571

(1)	Taxable equivalent basis.

(2)	Corporate Banking only.
Financial performance
Scotia Capital contributed net income of $1,350 million in 2010, 7% lower than $1,451 million reported in 2009 which was a record year. This year’s performance represents the second best year ever for Scotia Capital for both revenue and net income. The year-over-year decline in net income was due primarily to lower revenues from market conditions. Further, there were higher expenses for growth initiatives, as well as a slightly higher effective tax rate. Although total revenues declined 11% when compared to the record levels achieved in 2009, many of the businesses within Global Capital Markets reported their second highest year, which demonstrates the strength of the diversified platform.
Due to improving market conditions, provisions for credit losses declined substantially with a net recovery of $43 million this year. In comparison, the provision for credit losses in the previous year totaled $338 million. Return on economic equity was 18.6% this year, slightly lower than last year as earnings did not reach the record levels of the prior year.
Scotiabank Annual Report 2010     57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Assets and liabilities
Total average assets were $164 billion, down 10% from last year. This decline was mainly from corporate loans and acceptances which fell by $18 billion across all lending businesses. There was also a decrease of $11 billion in average derivative assets with a corresponding decrease in derivative and other liabilities. These decreases were partly offset by higher securities, loans and other assets to support both client-driven activity and trading opportunities.
Revenues
Total revenues this year of $3,179 million compared to $3,565 million last year. The decline of 11% was primarily due to more normalized business conditions, especially during the latter half of 2010. Overall, revenues in 2010 were strong, the second highest compared to the prior year when record revenues were achieved in both Global Capital Markets and Global Corporate and Investment Banking.
Net interest income fell 23% to $1,093 million, due primarily to a substantial decline in corporate loan volumes. Interest from trading operations also declined.
Other income fell slightly to $2,086 million as higher securities gains were more than offset by lower trading revenues, credit-related fees and investment banking revenues.
Global Corporate and Investment Banking
Total revenue decreased 22% to $1,404 million. Interest income fell 31% due to substantial declines in asset volumes in all lending markets, although portfolio spreads remained stable. Loan origination fees also fell. Other income was down 13% from the prior year due partly to reduced credit fees, including lower acceptance fees in Canada. As well, there were lower investment banking revenues as new issues declined significantly. Advisory fees earned by Scotia Waterous fell moderately compared to last year. These declines were partly offset by higher fair value changes in non-trading financial instruments.
Global Capital Markets
Total revenues increased slightly to a record $1,775 million. Interest income from trading operations declined 11%. However, other income increased 5% primarily reflecting growth in the global fixed income business. The first half of 2010 continued the strong revenue trend which commenced in 2009 but the latter half of the year reflected more normalized business levels; most businesses achieved their second highest level of revenues.
Non-interest expenses
Non-interest expenses were $1,195 million in 2010, an 11% increase from last year, due mainly to higher performance-related compensation partly offset by lower legal provisions. Salaries, technology costs and support costs also increased to assist business growth. Performance-based and stock-based compensation rose $61 million largely reflecting changes in incentive plans in 2009.
Credit quality
Provisions for credit losses in Scotia Capital reflected a net recovery of $43 million this year, comprised of a net recovery of $6 million in specific provisions and a reversal of the $37 million sectoral provision related to the automotive industry. Last year’s amount included $301 million of specific provisions as well as the initial set up of the $37 million sectoral allowance.
Provision for income taxes
The higher effective tax rate in 2010 reflects a greater proportion of income earned in jurisdictions with higher tax rates.
58     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | BUSINESS LINES
Other
The Other category includes Group Treasury and other corporate items, which are not allocated to a business line.
Financial performance
The Other segment had a net loss of $688 million in 2010, compared to a net loss of $1,070 million in 2009.
Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $286 million in 2010, compared to $288 million in 2009.
Revenues
Net interest income was negative $1,418 million this year, compared to negative $1,657 million in 2009. The improvement was due to the transfer of broker-sourced deposits from the Other business segment to Canadian Banking in the first quarter of 2010, and a favourable change in the fair value of financial instruments used for asset/liability management purposes. These were offset in part by a flattening of the money market yield curve that compressed funding spreads.
Other income was $476 million in 2010, compared to $232 million last year. The increase was mainly attributable to a lower level of writedowns on available-for-sale securities, partly offset by reduced securitization revenues.
Non-interest expenses
Non-interest expenses were $130 million in 2010, unchanged from the prior year.
Credit quality
The provision for credit losses in 2010 included a $40 million decrease in the general allowance. This compares to an increase of $127 million in the general allowance in 2009. At the end of 2010, the general allowance totaled $1,410 million.
Income taxes
The provision for income taxes was a credit of $344 million in 2010, a decline of $268 million from the prior year. The reduction in the provision for income taxes was mainly driven by a lower net loss before taxes.
Outlook
Net income is expected to improve in 2011. Net interest income is anticipated to improve due to lower long-term funding costs and an increase in whole year average short-term interest rates used for transfer pricing with the business segments.
T27 Other financial performance

($ millions)	2010	2009	2008

Net interest income(1)	$(1,418)	$(1,657)	$(1,185)
Other income	476	232	139
Provision for (recovery of) credit losses	(40)	127	—
Non-interest expenses	130	130	93
Income taxes(1)	(344)	(612)	(582)

Net income	$(688)	$(1,070)	$(557)

(1)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes in Canadian Banking, International Banking and Scotia Capital to arrive at the amount reported in the Consolidated Statement of Income (2010 — $286; 2009 — $288; 2008 — $416).
KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES
Management uses a number of key metrics to monitor business line performance:
•	Net income
•	Customer loyalty
•	Collaboration across business line
•	Return on economic equity
•	Employee engagement
•	Productivity ratio
Scotiabank Annual Report 2010     59

MANAGEMENT’S DISCUSSION AND ANALYSIS
Looking ahead
CANADIAN BANKING
2011 Priorities
•	Continue to invest in deposits and payments businesses.
•	Partner with Global Wealth Management to drive revenue growth in mutual funds and other retail products.
•	Refine customer value proposition to become a truly customer-centric organization delivering advice and solutions, supported by service excellence.
•	Invest in the following enablers to support the strategy and customer value proposition:
–	Optimize distribution channels

–	Achieve operational efficiencies through organizational streamlining, process re-engineering and product/service rationalization.

–	Strengthen MIS infrastructure to better support and manage capital, pricing, risk and customer profitability.

–	Leadership development.
Business profile
Canadian Banking provides a full range of banking and investing services to more than 7.6 million customers across Canada, through a network of 1,024 branches, 2,998 ABMs, as well as telephone, Internet banking and third party channels. Canadian Banking includes two main businesses which are Retail and Small Business Banking and Commercial Banking, a description of each is outlined below:
•	Retail and Small Business Banking provides mortgages, loans, credit cards, investments, and day-to-day banking products to individuals and small businesses.
•	Commercial Banking delivers a full product suite to medium and large businesses, including banking, cash management, lending and leasing.
Strategy
Canadian Banking will significantly improve its competitive position by achieving superior growth across the deposits and payments businesses, while sustaining the growth of our other core businesses. The business line will support its Global Wealth Management partners by distributing Global Transaction Banking and Wealth Management products. This will be achieved by offering practical advice and solutions tailored to customers financial priorities, supported by an excellent customer experience.
Outlook
Entering 2011, the outlook for the Canadian economy remains uncertain. Asset growth is expected to be somewhat slower than in recent years as consumers retrench. Deposit growth is also expected to moderate as interest rates remain relatively low and funds return to recovering equity markets.
The interest margin will remain under pressure from competition in a slower growth environment, as well as from higher wholesale funding costs due to the full year impact of interest rate increases in 2010. Other income growth will likely be tempered by the environment but opportunities will arise from new products and delivery channels.
Provisions for credit losses are expected to stabilize in 2011.
Expenses remain a management focus but will increase reflecting higher pension costs, the effect of the harmonized sales tax in several provinces, as well as continuing reinvestment in products and services.
INTERNATIONAL BANKING
2011 Priorities
•	Retail Banking: Develop a differentiated value proposition across all segments to drive new customer acquisition and cross-sales. Expand multi-channel capabilities, improve sales and service model, and strengthen new product offering and customer contact practices. Expand in the emerging retail and microfinance segments in Peru, Chile, Mexico and Dominican Republic and selectively expand into other high potential markets.
•	Corporate and Commercial: Strengthen cross-sell of ancillary products and deepen partnership with Scotia Capital. Increase focus on mid-market segment and efficiency of credit processes.
•	Partner with Global Wealth Management to accelerate growth of wealth management and insurance.
•	Continue to enhance risk management framework and systems.
•	Seek opportunistic acquisitions and investments in existing markets and enter select new markets.
Business profile
International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 45 countries outside Canada — an international presence unmatched by our domestic competitors. More than 48,000 employees, including subsidiaries and affiliates, provide a full range of financial services to 11 million customers through a network of over 2,000 branches and offices, 3,686 ABMs, telephone and Internet banking, in-store banking kiosks, and specialized sales forces. The Bank operates in the following geographic regions: the Caribbean and Central America, Mexico, Latin America and Asia.
Strategy
International Banking is growing through a combination of organic growth and acquisitions. In personal banking, the business line is expanding its sales capacity and multi-channel capabilities, as well as improving the sales and service model and customer contact practices. International Banking is broadening its focus beyond its traditional retail customer base by expanding into the emerging retail segment and partnering with Global Wealth Management to increase wealth management and insurance in international markets.
International Banking is leveraging in-depth local knowledge and expertise from across the Scotiabank Group in areas such as power, mining, oil and gas, and hospitality to deliver unique financial solutions to commercial clients. The business line continues to deepen its partnership with Scotia Capital to build capital market business in Latin America and Asia and to optimize growth opportunities for global clients.
The acquisition strategy is focused primarily on acquiring financial services companies in Latin America and Asia to achieve scale where the Bank has an existing presence and enter new markets on a selective basis.
Outlook
Improved economic conditions and selective acquisitions will support continued growth. Both loans and deposits are expected to increase, which together with continued strong margins, will drive revenue growth. Expenses will continue to be carefully managed while investing in initiatives to improve operational efficiencies and enhance revenue opportunities.
60     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | BUSINESS LINES
SCOTIA CAPITAL
2011 Priorities
•	Grow sustainable revenue in core sectors — Oil and Gas, Mining, Power, Infrastructure, and in specific businesses including Fixed Income, Equities, and Base Metals.
•	Execute the reorganization of the Bank’s global wholesale activities under Scotia Capital to generate sustainable incremental revenue, particularly through cross-sell of capital markets products to corporate lending clients.
•	Enhance client focus to increase market share.
•	Continue to prudently manage risks with global oversight and governance.
•	Invest in systems and operational infrastructure to generate revenue and enhance efficiency and competitiveness.
•	Continue to build leadership capability.
Business profile
Scotia Capital is the wholesale banking arm of the Scotiabank group. It offers a wide variety of products to corporate, government and institutional investor clients. Scotia Capital is a full-service lender and investment dealer in Canada and Mexico and offers a wide range of products in the U.S. and other parts of Latin America. It also provides select products and services to niche markets in Europe and Asia. Since October 1, 2010, this includes wholesale banking products and services in Latin America and Asia-Pacific previously offered through Scotiabank’s International Banking business line.
Scotia Capital provides corporate lending, equity and debt underwriting, and mergers and acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, securitization, foreign exchange, equity sales, trading and research and, through ScotiaMocatta, precious and base metals.
Strategy
Scotia Capital’s strategy remains focused on achieving sustainable revenue growth and earning strong returns on capital while prudently managing risk.
Scotia Capital’s strategic vision: Achieve superior growth by being a leading financial partner for our clients and a recognized global leader in key sectors. We will do this by leveraging our people, international reach, market intelligence and technical expertise.
A key focus in 2011 will be the successful implementation of the recent reorganization of the Bank’s wholesale activities under Scotia Capital. This initiative will help position Scotia Capital for the long term to expand and better capture opportunities in high growth markets, as it leverages the existing Scotia Capital wholesale platform and combines it with International Banking’s existing wholesale operations in Latin America and Asia-Pacific. A key objective will be to cross-sell capital markets products and services to lending relationships in these two high potential regions. Scotia Capital will also integrate recent acquisitions in Brazil, Chile and Colombia into our global wholesale platform.
Outlook
The more normalized market conditions experienced in the second half of 2010 are likely to continue, however, Scotia Capital expects to benefit from growth in the businesses and products in which it has invested. Stronger activity in the corporate finance and mergers and acquisitions markets could benefit new issue and advisory fees, as well as provide opportunities for growth in lending volumes.
Loan loss provisions are expected to remain below historical levels but are unlikely to benefit from net recoveries.
Scotia Capital will continue to manage operating costs closely but will invest in the business to provide sustainable revenue growth.
GLOBAL WEALTH MANAGEMENT
2011 Priorities
•	Drive diversified organic revenue growth across all business lines.
•	Optimize the DundeeWealth opportunity and further explore strategic acquisition opportunities.
•	Capitalize on our people, systems, expertise and international reach to accelerate growth.
•	Work closely with and build on strong partnerships with Canadian Banking, International Banking and Scotia Capital.
Business profile
Global Wealth Management (GWM) is comprised of wealth management insurance and Global Transaction Banking businesses. This new business line brings together a number of the Bank’s global growth platforms to drive revenue growth across multiple geographies and businesses, with a strong global perspective. GWM will collaborate with and strengthen partnership relationships with Canadian Banking, International Banking and Scotia Capital.
Wealth Management
GWM provides a full range of wealth management products and services to mass market, emerging affluent and high net worth clients in Canada, including: full service and on-line brokerage, investment management, private banking, estate and trust and philanthropic services. Institutional clients are served through the Private Client Group.
Internationally, the Bank provides a variety of products and services to the emerging affluent segments including private client services, investment products and offshore brokerage. Operations are concentrated in international locations where the Bank has a strong retail banking footprint, particularly the Caribbean and Latin America. Key centres are located in Mexico, Costa Rica, Panama, Peru, Jamaica, Bahamas and Thailand.
Insurance
Insurance is provided to retail customers in Canada and internationally. In Canada, the Bank generates revenue from the sale of creditor insurance products sold through distribution neworks and from the distribution of non-creditor related, third-party insurance products.
Internationally, the Bank operates in Mexico, Chile, Peru, El Salvador, Central America and the Caribbean and sells creditor, collateral, home, auto, life, health and ATM insurance. Insurance products are sold through normal bank channels where regulations allow and via brokers in other cases. Non-creditor insurance is sold in Jamaica, El Salvador, Trinidad and the Dominican Republic.
Global Transaction Banking
Global Transaction Banking (GTB) which reports through GWM offers comprehensive business solutions – cash management and payment services, business deposits, and trade services, to the small business, commercial, and corporate customer segments of the Bank’s business lines as well as correspondent banking services to other financial institutions globally.
Strategy
GWM is focussed on delivering tailored advice, solutions and an excellent customer services experience by leveraging the Bank’s international reach and expertise. GWM will continue to improve its competitive position by building on its existing client service strengths and exploring strategic opportunities as they arise.
Outlook
GWM’s new organizational structure will leverage existing global strengths in wealth management, insurance and Global Transaction Banking to drive organic revenue growth. In 2011, this growth will be enhanced by improving market conditions both in Canada and internationally.

The Bank’s recent acquisition of DundeeWealth will provide opportunities for driving additional revenue growth by leveraging DundeeWealth’s scale and highly complimentary asset management capabilities in the Bank’s existing Canadian and international operations. The acquisition also enhances the Bank’s presence in the independent advisor channel.
Scotiabank Annual Report 2010     61

MANAGEMENT’S DISCUSSION AND ANALYSIS
RISK MANAGEMENT
Effective risk management is fundamental to the success of the Bank. Risk management is a strategic priority that is a responsibility shared by all of the Bank’s employees. Scotiabank has a strong, disciplined risk management culture. A key aspect of this culture is to be well-diversified across business lines, countries, products, and industries.
Risk management framework
The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. In 2009, the Bank conducted a self-assessment against the Final Report of the Institute of International Finance (IIF) Committee on Market Best Practices, and provided the Board of Directors with a report of its findings. This self-assessment confirmed that the Bank has a robust, enterprise-wide risk management framework in place and that its risk management practices are considered a core strength.
The risk management programs of the Bank’s subsidiaries also conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.
The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:
•	Risk Governance,
•	Risk Appetite, and
•	Risk Management Techniques.
The Bank’s strong risk management culture provides the foundation for the framework. The framework is constantly evaluated to ensure that it meets the challenges of a dynamic market. As part of the evaluation process, the Bank places high importance on adherence to regulatory standards and industry best practices.
Risk governance
Effective risk management begins with effective risk governance.
The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a centralized risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.
The Board of Directors
The Bank’s risk management governance structure begins with oversight by the Board of Directors, either directly or through its committees to ensure that decision-making is aligned with the Bank’s risk appetite. The Board receives regular updates on the key risks of the Bank — including a comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals, which is presented quarterly to the Executive and Risk Committee of the Board — and approves key risk policies, limits, strategies, and risk appetite. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.
Management
Executive management, and in particular the Chief Executive Officer (CEO) and the Chief Risk Officer (CRO), are responsible for risk management under the direct oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the CEO but also has direct access to the Executive and Risk Committee of the Board.
The CEO, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 63.
Global Risk Management (GRM)
GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of credit, market, liquidity, structural foreign exchange, structural interest rate, and operational risks.
62     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | RISK MANAGEMENT
SCOTIABANK’S RISK GOVERNANCE STRUCTURE
Executive Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market, Operational and Reputational Risk committees.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.
Strategic Transaction and Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
Human Investment Committee: reviews and approves all senior management appointments and the staffing of key positions, as well as broad compensation issues.
Senior Management Committees:
Senior Credit Committees: adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail and small business.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Operational Risk Committee: promotes an enterprise-wide operational risk framework to ensure risks are understood, communicated, and appropriate actions are taken to mitigate related losses.
Stress Testing Committee: sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise Stress Testing program.
Reputational Risk Committee: upon referral from business lines or risk committees, reviews business activities, initiatives, products or transactions, and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.
Scotiabank Annual Report 2010     63

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Management Culture
Effective risk management requires a strong, robust, and pervasive risk management culture.
The Business Lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business units work in partnership with Global Risk Management to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.
Risk education programs, and documented policies and procedures are jointly available to staff in the Business Lines and Global Risk Management.
Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes Business Line Heads and senior risk officers from Global Risk Management. The flow of transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite framework.
Risk appetite
Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.
The Bank’s risk appetite framework governs risk taking activities on an enterprise-wide basis.
Risk management principles
Provide the qualitative foundation of the risk appetite framework. These principles include:

•     promotion of a robust risk culture,

•     accountability for risk by the business lines,

•     independent oversight exercised by Global Risk Management (GRM),

•     avoidance of excessive risk concentrations, and

•     ensuring risks are clearly understood, measurable, and manageable.
Strategic principles
Provide qualitative benchmarks to guide the Bank in its pursuit of the Governing Financial Objectives, and to gauge broad alignment between new initiatives and the Bank’s risk appetite. Strategic principles include:
•	placing emphasis on the diversity, quality and stability of earnings,

•	focusing on core businesses by leveraging competitive advantages, and

•	making disciplined and selective strategic investments
Governing financial objectives
Focus on long-term shareholder value. These objectives include sustainable earnings growth, maintenance of adequate capital in relation to the Bank’s risk profile, and availability of financial resources to meet financial obligations on a timely basis at reasonable prices.
Risk appetite measures
Provide objective metrics that gauge risk and articulate the Bank’s risk appetite. They provide a link between actual risk taking activities and the risk management principles, strategic principles and governing financial objectives described above. These measures include capital and earnings ratios, market and liquidity risk limits, and credit and operational risk targets.
Risk management techniques
Effective risk management includes techniques that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.
Strategies, Policies & Limits
Strategies
Provide quantitative and qualitative guidance for each component of the techniques. This guidance is, in turn, used to set limits and guidelines on the types of risk taking activities the Bank is prepared to assume in pursuit of its strategic and financial objectives.
Policies
Apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, audit, business lines, and senior executive management. They also reflect industry best practices and any regulatory requirements. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.
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•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Executive and Risk Committee (the Board).

•	Management level risk policies associated with processes such as model development and stress testing are approved by executive management and/or key risk committees.
Limits
Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines, Processes and Standards
Guidelines
Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it underwrites only those risks that are well understood. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.
Processes
Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.
Standards
Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products and model validation.
Measurement, Monitoring, and Reporting
Measurement
Tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. GRM is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these tools.
Measurement tools include the use of models and stress testing. Procedures for model development, approval, and on-going review are subject to a formalized policy. However, the Bank considers sound and experienced judgement to be the most effective mitigant against model risk, and avoids over reliance on quantitative risk methodologies and models.
The Bank uses stress testing programs at both enterprise-wide level and risk level to estimate the potential impact on the Bank’s income and capital as a result of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk strategy. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee, which reports to the Liability Committee.
Monitoring
The Bank regularly monitors its risk exposures to ensure business activities are operating within approved limits or guidelines, and the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board depending on the limit or guideline.
Reporting
Tools aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.
Control and audit functions are also established that are independent of the organizations whose activities they review, and whose role includes ensuring that all of the components of the risk management framework are effective and being implemented on a day to day basis.
Basel II
The Basel II regulatory capital framework governs minimum regulatory capital requirements to cover three broad categories of risk — credit risk, market risk and operational risk. This framework is organized under three broad categories or pillars:
•	Pillar 1 stipulates the methodologies and parameters that must be applied to calculate minimum capital requirements.

•	Pillar 2 introduces the requirement for formal internal assessment of capital adequacy in relation to strategies, risk appetite, and actual risk profile. Regulators are required to review this internal capital adequacy assessment process (ICAAP — for further discussion, refer to the Capital Management section on page 40).

•	Pillar 3 enhances public disclosure (both quantitative and qualitative) of specific details of risks being assumed, and how capital and risk are being managed under the Basel II framework.
The following sections on Credit Risk, Market Risk, and Operational Risk include descriptions of the Pillar 1 methodologies and risk parameters, as well as some of the enhanced disclosure requirements associated with Pillar 3.
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Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.
The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.
The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis:
•	The objectives of the credit risk strategy are to ensure that:
–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.
•	The credit risk policy articulates the credit risk management framework, including:
–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which exposures must be reported to the Board.
Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.
Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.
Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.
Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.
Risk measures
The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters — probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.
The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:
(i)	credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and
(ii)	the review and validation processes represent an effective challenge to the design and development process.
Credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.
Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the general allowance for credit losses, and return on economic capital.
Corporate and commercial
Adjudication
Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:
•	the borrower’s management;

•	the borrower’s current and projected financial results and credit statistics;

•	the industry in which the borrower operates;

•	economic trends; and

•	geopolitical risk.
Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.
A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals. Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.
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Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.
The internal credit risk ratings are also considered as part of the Bank’s single borrower limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.
The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.
Traded Products
Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value.
Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.
Most traded products transactions benefit from credit mitigation techniques, such as netting and collateralization, which are taken into consideration in the calculation of counterparty credit risk exposure. A master netting agreement allows for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. Collateral agreements with a counterparty allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold.
Investment grade counterparties account for approximately 91% of the credit risk amount arising from the Bank’s derivative transactions. Approximately 60% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2010:
•	no exposure to a non-investment grade counterparty exceeded $195 million pre-tax;

•	no exposure to a corporate counterparty exceeded $197 million pre-tax.
Risk ratings
The Bank’s risk rating system utilizes internal grade (IG) codes — an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 28.
T28 Internal rating scale(1) and mapping to external rating agencies

Internal		Equivalent Rating
Grade	Description	Moody’s	S&P	DBRS

99 – 98	Investment grade	Aaa to Aa1	AAA to AA+	AAA to AA (high)
95 – 90		Aa2 to A3	AA to A-	AA to A (low)
87 – 83		Baa1 to Baa3	BBB+ to BBB-	BBB (high) to BBB (low)

80 – 75	Non-investment grade	Ba1 to Ba3	BB+ to BB-	BB (high) to BB (low)
73 – 70		B1 to B3	B+ to B-	B (high) to B (low)

65 – 30	Watch list
27 – 21	Default

(1)	Applies to non-retail portfolio.
IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request — with its recommendation — to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.
Credit risk and capital
The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel II to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss-given-default (LGD) and exposure-at-default (EAD).
•	Probability of default (PD) measures the likelihood that a borrower, with an assigned IG code, will default within a one-year time horizon. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

•	Loss-given-default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements.

•	Exposure-at-default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.
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All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. Further analytical adjustments, as required under the Basel II Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:
(i)	long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

(ii)	downturn estimation for LGD and EAD, which requires that these estimates appropriately reflect conditions observed during periods of economic stress; and

(iii)	the addition of an adequate level of conservatism, which should reflect the various sources of uncertainty inherent in historical estimates.
These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 29.
Retail
Adjudication
The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication system calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management, but is migrating toward the more customer-centric approach.
T29 Credit risk assessment of exposures
Non-retail AIRB portfolio(1)

		Exposure	Exposure	Exposure
	Exposure	Weighted	Weighted	Weighted
	at default(3)	Average	Average	Average
As at Oct. 31, 2010	($ millions)	PD (%)(4)	LGD (%)(5)	RW (%)(6)

Investment grade(2)	179,892	0.10	27	16
Non-investment grade	38,341	0.78	40	63
Watch list	3,185	23.02	40	205
Default(7)	837	100.00	42	406

Total	222,255	0.92	29	28

Total as at Oct. 31, 2009	238,095	1.50	29	31

(1)	Excludes securitization exposures.

(2)	Includes government guaranteed residential mortgages.

(3)	After credit risk mitigation.

(4)	PD — Probability of Default.

(5)	LGD — downturn Loss Given Default including a certain conservative factor as per Basel accord.

(6)	RW — Risk Weight.

(7)	Gross defaulted exposures, before any related allowances. Defaulted exposures under Basel II definition may be higher than those under accounting definition.
Credit scoring and policy changes are proposed by risk departments in the business lines with governance, oversight and key approvals made by Global Risk Management. Risk models and parameters are also subject to Global Risk Management’s validation and ongoing review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.
Risk ratings
The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful differentiation of risk, which allows for accurate, timely and consistent estimation of probability of default and loss, as well as early identification and management of problem loans.
The overall risk ratings system is reviewed annually with specific components evaluated frequently and more thoroughly if significant deterioration is detected in a portfolio or in the performance of a credit scorecard. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.
The Bank’s Canadian retail portfolio uses the AIRB approach under Basel II, while the International portfolios are subject to the Standardized approach at this time.
Canadian retail
The AIRB approach is used to determine minimum regulatory capital requirements for its retail credit portfolio. AIRB risk parameters — estimates of probability of default (PD), exposure at default (EAD), and loss given default (LGD) — are fundamental tools in credit review and risk management. They are used as part of the ongoing review and monitoring of policies and procedures. As well, these parameters, along with the estimation of expected loss, are also used to determine the Bank’s economic capital requirements. The expected loss calculation is also compared to the provisions in Canadian Banking to ensure they reflect reasonable market conditions.
This year, the Bank undertook a review of its parameter methodologies and implemented enhancements to refine risk segmentation by borrowers and products.
PD is estimated using a statistical model that is applied to all performing (non-defaulted) facilities on a monthly basis. The model predicts the probability that the facility will default within the next 12 months. The model uses all relevant information, including internal performance, credit bureau score, and certain macroeconomic factors. All retail portfolios use the Basel definition of default in calculating PD. The retail portfolio is comprised of the following Basel-based components:
•	Residential mortgages consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving consists of all unsecured credit cards and lines of credit;
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•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.
Fifteen PD bands are calculated for each retail portfolio, which are then summarized into fewer bands as shown in Table 30.
Retail facilities can generally be cancelled unconditionally at time of default, meaning no additional drawdown of a facility is possible after default. EAD measures the increases in the balance of revolving facilities from the time they are initially observed until the point of default. This historic experience is used to estimate the value of defaulted exposures in the portfolio in the next 12 months.
LGD is calculated by dividing the losses (less the net present value of recoveries and collection costs) by EAD. The historic LGD is used to forecast the LGD that will be experienced in the portfolio in the following 12 months.
These risk measures are then converted into regulatory capital requirements by means of formulas specified by the Basel Committee. The credit quality distribution of the Bank’s AIRB retail portfolio is shown below in Table 31.
International retail
International retail (Scotiabank does not have any U.S. retail branches) credit portfolios follow the Standardized approach and consist of the following components:
•	Residential mortgages;

•	Qualifying revolving consists of all credit cards and lines of credit;

•	Other retail consists of term loans.
Market risk
Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:
Interest rate risk
The risk of loss due to changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.
Credit spread risk
The risk of loss due to changes in the market price of credit, or the creditworthiness of a particular issuer.
Foreign currency risk
The risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.
Equity risk
The risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.
Commodity risk
The risk of loss due primarily to changes in, and volatility of, spot and forward prices of precious and base metals, and energy products.

FUNDING Interest rate risk	INVESTMENTS Interest rate risk	TRADING Interest rate risk
Foreign currency risk	Credit spread risk	Credit spread risk
	Foreign currency risk	Foreign currency risk
	Equities risk	Equities risk
Commodities risk
The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.
T30 Retail loan probability of default scale

Category of PD Grades	PD Range

Very low	0.0000% - 0.2099%
Low	0.2100% - 0.4599%
Medium	0.4600% - 3.1999%
High	3.2000% - 17.2899%
Very high	17.2900% - 99.9999%
Default	100%
T31 Credit risk assessment of exposures — Retail AIRB portfolio

	Exposure	Exposure	Exposure	Exposure
	at default	Weighted	Weighted	Weighted
	(EAD)(1)	Average	Average	Average
As at October 31, 2010	($ millions)	PD (%)(2)(5)	LGD (%)(3)(5)	RW (%)(4)(5)

Very low	84,182	0.09	24	5
Low	19,510	0.36	40	15
Medium	23,249	1.18	53	39
High	2,461	8.22	57	94
Very high	998	24.21	89	237
Default(6)	551	100.00	54	—

Total	130,951	1.08	33	16

Total as at October 31, 2009	120,439	1.13	30	14

(1)	After credit risk mitigation.

(2)	PD — Probability of Default.

(3)	LGD — Loss Given Default.

(4)	RW — Risk Weight

(5)	Exposure at default used as basis for estimated weightings.

(6)	Gross defaulted exposures, before any related allowances.
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Risk measurement summary
Value at risk
Value at Risk (VaR) is a method of measuring market risk based upon a common confidence interval and time horizon. It is a statistical estimate of expected potential loss that is derived by translating the riskiness of any financial instrument into a common standard. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that about once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a combination of Monte Carlo and historical simulation. Changes in VaR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Back testing is also an important and necessary part of the VaR process, by validating the quality and accuracy of the Bank’s VaR model. The Board reviews VaR results quarterly.
Stress testing
VaR measures potential losses in normally active markets. An inherent limitation of VaR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the current VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity related to non-trading portfolios. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s Canadian and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.
The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.
Funding and investment activities
Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for planning purposes.
Interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.
Table 32 shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2010. Chart 41 illustrates trends in the one-year gap and shows the Canadian dollar asset gap narrowed to $10.0 billion, while the one-year foreign currency gap transitioned from liability sensitive to an asset sensitive gap of $5.2 billion.
Table 33 shows the after-tax impact of a 100 and 200 basis point shift on annual income and economic value of shareholder’s equity. Based on the Bank’s interest rate positions at year-end 2010, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after-tax by approximately $50 million over the next
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12-months. During fiscal 2010, this measure ranged between $50 million and $180 million. This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $415 million. During fiscal 2010, this measure ranged between $239 million and $459 million.
Foreign currency risk
Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in self-sustaining foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.
The Bank’s foreign currency exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.
In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.
The Bank is also subject to foreign currency translation risk on the earnings of its foreign operations which are not self-sustaining. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The LCO also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from positions in operations that are not self-sustaining are recorded directly in earnings.
As at October 31, 2010, a one per cent increase in the Canadian dollar against all currencies in which the Bank operates, decreases the Bank’s before-tax annual earnings by approximately $34 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $199 million as at October 31, 2010, net of hedging.
T32 Interest rate gap

				Non-
Interest rate sensitivity position(1)	Within	3 to 12	Over	interest rate
As at October 31, 2010 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$189.5	$23.3	$79.4	$8.0	$300.2
Liabilities	172.2	30.6	84.8	12.6	300.2

Gap	17.3	(7.3)	(5.4)	(4.6)	—
Cumulative gap	17.3	10.0	4.6	—

Foreign currencies
Assets	$164.0	$13.9	$25.8	$22.8	$226.5
Liabilities	156.6	16.1	14.0	39.8	226.5

Gap	7.4	(2.2)	11.8	(17.0)	—
Cumulative gap	7.4	5.2	17.0	—

Total
Gap	$24.7	$(9.5)	$6.4	$(21.6)
Cumulative gap	24.7	15.2	21.6	—

As at October 31, 2009:
Gap	$37.0	$(23.2)	$5.7	$(19.5)
Cumulative gap	37.0	13.8	19.5	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
T33 Structural interest sensitivity

	2010		2009
As at October 31	Economic Value of	Annual	Economic Value of	Annual
($ millions)	Shareholders’ Equity	Income	Shareholders’ Equity	Income

After-Tax Impact of
100bp increase in rates	(415)	50	(188)	150
100bp decrease in rates	411	(35)	173	(178)

After-Tax Impact of
200bp increase in rates	(829)	102	(349)	306
200bp decrease in rates	858	(80)	555	(400)

Scotiabank Annual Report 2010     71

MANAGEMENT’S DISCUSSION AND ANALYSIS
Investment portfolio risks
The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to theoretical and actual profit and loss results.
Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action to be taken, where appropriate. In certain situations, the product valuation process requires the application of a valuation adjustment. For a discussion of valuation considerations, refer to the discussion of the fair value of financial instruments on page 78.
In fiscal 2010, the one-day VaR for trading activities averaged $12.5 million, compared to $17.0 million in 2009. The decrease was primarily due to lower interest rate risk together with reduced market volatility. Table 34 shows VaR by risk factor.
Chart 42 shows the distribution of daily trading revenue for fiscal 2010. Trading revenue averaged $5.6 million per day, compared to $5.8 million for 2009. Revenue was positive on more than 88% of trading days during the year, compared to 89% in 2009. During the year, the largest single day loss was $14.6 million which occurred on May 26, 2010, and was lower than the VaR exposure.
Calculation of market risk capital for trading
The assessment of market risk for trading activities includes both general market risk and specific risk. General market risk is defined as the risk of loss arising from adverse changes in market prices. Specific risk is defined as the risk of loss caused by an adverse price movement of a debt or equity instrument due principally to factors related to the issuer. Under the Basel II capital adequacy guidelines, the specific risk capital and general market risk capital requirements apply to interest rate risk and equity risk. The general market risk capital requirement also applies to commodities risk and foreign exchange risk.
For all material trading portfolios, the Bank applies its internal Value at Risk (VaR) model to calculate the capital charge for general market risk and specific risk. The attributes/parameters of this model are described in the Risk Measurement Summary on page 69. The Office of the Superintendent of Financial Institutions (OSFI) has approved the Bank’s internal VaR model for the determination of its General Market Risk Capital and Equity and Debt Specific Risk Capital requirements.
For non-material trading portfolios, the Bank applies the Standardized Approach for calculating general market risk and debt specific risk capital. The standardized method uses a “building block” approach with the capital charge for each risk category calculated separately.
The Bank is assessing the quantitative impact on market risk capital of the new trading book rules under the Basel II market risk framework.
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lowers its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above in the Trading activities section. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, and the Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
T34 One-day VaR by risk factor

	2010				2009
($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low

Interest rate	9.0	11.7	19.0	7.3	15.6	16.3	26.1	10.9
Equities	3.4	5.1	14.1	2.3	3.0	4.6	9.3	2.0
Foreign exchange	0.9	1.7	4.6	0.6	3.4	2.2	4.7	0.5
Commodities	1.5	2.1	5.6	0.6	3.7	3.5	5.6	1.9
Diversification	(6.3)	(8.1)	N/A	N/A	(10.5)	(9.6)	N/A	N/A

All-Bank VaR	8.5	12.5	19.5	7.4	15.2	17.0	28.9	10.2

72     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | RISK MANAGEMENT
The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.
Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, and to enable the core businesses to continue to generate revenue, even under adverse circumstances.
Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
The key elements of the liquidity risk framework are:
•	Measurement and modeling — the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons and a minimum level of core liquidity.
•	Reporting — Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing, monitoring and reporting.
•	Stress testing — the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:
–	Helping the Bank to understand the potential behavior of various positions on its balance sheet in circumstances of stress;

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans; and

–	Conveying an approximate range of risk.
The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank also performs industry standard stress tests required by regulators and rating agencies. The stress test results are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•	Contingency planning — the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major relevant subsidiaries.

•	Funding diversification — the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•	Core liquidity — the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold, or pledged to secure borrowings, under stressed market conditions or due to company specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.
Scotiabank Annual Report 2010     73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Banks’ obligations. As at October 31, 2010 liquid assets were $148 billion or 28% of total assets, compared to $146 billion or 29% of total assets as at October 31, 2009. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 68% and 32%, respectively (October 31, 2009 — 69% and 31%, respectively).
In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2010, total assets pledged or sold under repurchase agreements were $96 billion, compared to $84 billion as at October 31, 2009. The year over year change was largely due to an increase in assets pledged to secure obligations relating to covered bonds issued by the Bank in 2009. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.
Funding
The Bank ensures that its funding sources are well diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, core deposits from retail and commercial clients through the Canadian and international branch network, and wholesale funding. The Bank also securitizes mortgages through the Canada Mortgage Bonds program as an alternative source of funding, and for liquidity and asset/liability management purposes. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity.
Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $256 billion as at October 31, 2010, versus $243 billion last year (see Chart 44). This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2010, the Bank’s core funds represented 49% of total funding, unchanged from last year.
Contractual obligations
Table 36 provides aggregated information about the Bank’s contractual obligations as at October 31, 2010, which affect the Bank’s liquidity and capital resource needs.
The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), pension and other retirement benefit obligations, lending commitments and other short-term financing arrangements which are discussed in Notes 10, 19, 23 and 24, respectively, of the 2010 Consolidated Financial Statements.
The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access the global financial markets and extend its maturity profile, as appropriate. In 2010, the Bank issued approximately $24 billion of senior term funding in the domestic, United States and other markets. The outstanding balance of the Bank’s subordinated debentures decreased slightly in 2010 with the repurchase of an existing issue.
T35 Liquidity

As at October 31 ($ millions)	2010	2009	2008	2007	2006

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$484	$1,223	$498	$502	$469
Deposits with other banks	2,558	1,371	1,654	4,152	2,445
Securities	79,086	81,613	46,558	53,429	53,762

	82,128	84,207	48,710	58,083	56,676

Foreign currency liquid assets
Cash and deposits with Bank of Canada	7,150	6,170	3,064	4,503	3,839
Deposits with other banks	35,835	34,513	32,102	20,039	16,623
Securities	21,654	19,649	21,298	19,809	20,824
Call and short loans	1,498	1,538	1,087	874	5

	66,137	61,870	57,551	45,225	41,291

Total liquid assets
Cash and deposits with Bank of Canada	7,634	7,393	3,562	5,005	4,308
Deposits with other banks	38,393	35,884	33,756	24,191	19,068
Securities	100,740	101,262	67,856	73,238	74,586
Call and short loans	1,498	1,538	1,087	874	5

	$148,265	$146,077	$106,261	$103,308	$97,967

Liquid assets as a % of total assets	28.2%	29.4%	20.9%	25.1%	25.8%

74     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | RISK MANAGEMENT
Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases remained unchanged from last year at $243 million during fiscal 2010. Refer to Note 23 of the 2010 Consolidated Financial Statements.
Two major outsourcing contracts have been entered into by the Bank. The largest is a contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to include the computer operations for the Caribbean and Mexico. The contract for Canadian operations was renewed in 2007 and is now extended until 2013, co-terminus with, Mexico and Caribbean contracts.
The second is a three-year contract, with two optional five-year renewals, entered into in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The final 5-year option has been exercised. These outsourcing contracts are cancellable with notice, including agreed upon fees.
Capital expenditures
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
Total capital expenditures in 2010 are estimated to be $210 million, a decrease of 6% from 2009. The decrease is primarily in Technology, $17 million or 18%, due largely to the completion of a major project to upgrade branch equipment in Canada. This is partially offset by an increase in Real Estate spending of $3 million or 2%.
Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.
The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s operational risk management program include:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed, reflected with allocation of economic capital to business units.
•	An effective organization structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:
–	A Board of Directors responsible for sound corporate governance and which approves the Bank’s Operational Risk Management Policy;

–	A senior level Operational Risk Committee chaired by the Group Head and Chief Risk Officer which provides consistent, Bank-wide oversight of risk management and includes the Heads of business lines and key control functions;

–	Executive management who have clearly defined areas of responsibility;

–	A central unit in Global Risk Management responsible for developing and applying methods to identify, assess, and monitor operational risks, and report on risks as well as actual loss events;
T36 Contractual obligations

	Under	1-3	4-5	Over
($ millions)	1 year	years	years	5 years	Total

Term funding
Wholesale deposit notes	7,504	12,818	8,275	1,301	29,898
Euro medium term notes	2,553	2,004	613	52	5,222
Covered bonds	—	2,550	2,554	—	5,104
Subordinated debentures	—	250	—	5,629	5,879
Other long-term liabilities	766	617	785	1,520	3,688

Subtotal	10,823	18,239	12,227	8,502	49,791
Operating leases	206	319	189	183	897
Outsourcing obligations	193	376	138	12	719

Total	11,222	18,934	12,554	8,697	51,407

Scotiabank Annual Report 2010     75

MANAGEMENT’S DISCUSSION AND ANALYSIS
–	Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and,

–	An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level.
The following are key components of the Bank’s operational risk management framework:
•	The Bank’s risk and control self-assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant operations and processes to identify and assess operational risks. Scenario analysis has been successfully introduced to risk assessments as a tool that provides a more forward looking view of key risks. Overall, this program provides a basis for management to ensure that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.
•	The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures and trends.
•	The Bank’s monitoring of industry events, which ensures that significant losses incurred at other financial institutions provide a reference for reviewing and assessing our own risk exposure.
•	The compliance risk management program led by Group Compliance through an established network and a process that includes: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; and monitoring and resolving issues.
•	Processes in each business line for evaluation of risk in new businesses and products.
•	The Bank’s business continuity management policy, which requires that all business units develop business continuity capabilities for their respective functions. The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies.
•	The Bank’s model risk policy, which provides for an annual presentation of model risk ratings to the Operational Risk Committee.
•	The Bank’s training programs, such as the mandatory Anti-Money Laundering and Information Security examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.
•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.
The Bank applies the Standardized Approach for calculating operational risk capital under the Basel II capital framework. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. Progress is underway to prepare for the more sophisticated Advanced Measurement Approach (AMA), which is expected to be fully implemented in fiscal 2014. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment.
Reputational risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.
Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.
In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and products and services.
76     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | RISK MANAGEMENT
The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.
To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which was updated and approved by the Bank’s Board of Directors in October 2009. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines. In 2009, additional resources were added to assist with implementation of the Policy.
Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary where climate change would have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 62.
In the area of project finance, the revised Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. These are environmental and social guidelines for project finance transactions with a capital cost of US $10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.
Environmental concerns also play a prominent role in shaping the Bank’s real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems and reduction measures are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy and is in the process of developing and implementing more definitive management processes on energy.
To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.
Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy, including the Scotiabank Global Climate Change Fund, a newly created Environmental Markets group, and an eco-home renovation program, EcoLiving.
Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project in Canada, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. In 2010 Scotiabank was included on the Dow Jones Sustainability Index (DJSI)-(North America), an annual review that recognizes the world’s financial, social and environmental corporate leaders. The Bank was also recognized as one of Canada’s Green 30 by Maclean’s and Canadian Business Magazine. For more information on Scotiabank’s environmental policies and practices, please refer to:
•	the Bank’s annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com;

•	the Environment section of Scotiabank’s website at www.scotiabank.com/environment;

•	the Bank’s EcoLiving website at www.scotiabank.com/ecoliving; and

•	Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.
Scotiabank Annual Report 2010     77

MANAGEMENT’S DISCUSSION AND ANALYSIS
CONTROLS AND ACCOUNTING POLICIES
Controls and procedures
Management’s responsibility for financial information contained in this annual report is described on page 108.
Disclosure controls and procedures
The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
As of October 31, 2010, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
Internal control over financial reporting
Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:
(i.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
(ii.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and
(iii.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective, as at October 31, 2010.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2010.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 1 on pages 115 to 120 summarizes the significant accounting policies used in preparing the Bank’s Consolidated Financial Statements. Certain of these policies require management to make estimates and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgements and estimates could have a material impact on the Bank’s Consolidated Financial Statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.
Allowance for credit losses
The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers, acceptances and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.
The allowance for credit losses is composed of specific, general, and sectoral allowances.
Specific allowances are an estimate of probable incurred losses related to existing impaired loans. In establishing specific allowances applicable to individual credit exposures, management first forms a judgement as to whether a loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be made on a timely basis. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.
Management estimates specific allowances for certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans on a group basis. This involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.
Specific provisions were lower in 2010 than in 2009, driven primarily by net recoveries in Scotia Capital, which more than offset moderate increases in Canadian Banking and International Banking.
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The general allowance is an estimate of probable incurred losses that are inherent in the portfolio of loans and loan commitments, but have not yet been specifically identified on an individual basis. Management establishes the general allowance through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the general allowance based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the general allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $69 million (2009 – $103 million). Senior management determines whether it is necessary to adjust the quantitative estimate for the general allowance to account for portfolio conditions not reflected in the historically based credit parameters used in the model. A qualitative assessment of the general allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the general allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality. From time to time, the Bank may establish a sectoral allowance for specific adverse events and changes in economic conditions. These allowances are for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance. The level of the sectoral allowance considers the probability of default, loss given default and expected exposure at default.
The general allowance for credit losses as at October 31, 2010, was $1,410 million, a decrease of $40 million from a year earlier. The decrease was attributable to an improvement in portfolio quality and a stronger Canadian dollar. The general allowance amount is primarily attributable to business and government loans ($1,262 million), with the remainder allocated to personal and credit cards ($95 million) and residential mortgages ($53 million). As noted above, the specific allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses.
As at October 31, 2009, the Bank held a sectoral allowance of $44 million to reflect the deterioration in the automotive industry. During fiscal 2010, $1 million of the sectoral allowance was reclassified to specific provisions for credit losses and the remaining $43 million was reversed as the provisions were no longer required.
Fair value of financial instruments
All financial instruments are measured at fair value on initial recognition except certain related party transactions. Subsequent measurement of a financial instrument depends on its classification. Loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as held for trading or available-for-sale at inception. All other financial instruments, including those designated as held-for-trading at inception, are carried at fair value.
Financial instruments in the Bank’s trading portfolios are composed primarily of securities and derivatives. These trading instruments are carried at fair value on the Consolidated Balance Sheet, with changes in the fair values of trading instruments included in the Consolidated Statement of Income.
Securities designated as available-for-sale are recorded at fair value on the Consolidated Balance Sheet. Equity securities which do not have a quoted market price in an active market are measured at cost. The unrealized gains and losses as a result of changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income.
Derivatives used for asset/liability management are recorded at fair value on the Consolidated Balance Sheet. All changes in these derivative fair values other than those designated as cash flow hedges or net investment hedges are recorded in the Consolidated Statement of Income, while the latter flows through other comprehensive income.
Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market. Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument is used subject to appropriate adjustments, supplemented as required with internal valuation models. Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models with observable market-based inputs are used to estimate the fair value.
Fair values are calculated using quoted market prices or observable market inputs for models and require minimal judgement by management. Greater subjectivity is required when making valuation adjustments for financial instruments in inactive markets or when using models where observable parameters do not exist.
Trading securities, available-for-sale securities, and obligations related to securities sold short are normally valued using quoted market prices, including prices obtained from external fund managers and dealers.
To determine the fair value of financial instruments in a less active or inactive market where market prices are not readily observable due to low trading volumes or lack of recent trades, appropriate adjustments are made to available indicative prices to reflect the lack of liquidity in the market for the instruments. Where quoted prices or observable market data is not readily available, for example due to less liquid markets, management’s judgement on valuation inputs is necessary to determine fair value.
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Most derivatives are not exchange traded and are therefore normally valued using models which incorporate significant observable market parameters. Securities that are fair valued using models include certain types of asset-backed securities. Market inputs used for the fair value determination include observable interest rates, foreign exchange rates, credit spreads, equity prices, commodity prices and option volatilities.
Certain derivative and other financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgement. Where significant unobservable market data is used as a key input into the valuation of certain derivatives, the inception profit on those derivatives is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount was not material in fiscal 2010 and 2009.
Management also applies judgement in the selection of internal valuation models for financial assets and financial liabilities carried at fair value in trading and non-trading portfolios. This includes consideration of credit risk, liquidity and ongoing direct costs in the determination of the fair value of derivatives. Management therefore exercises judgement when establishing market valuation adjustments that would be required in order to arrive at the fair value. Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $441 million as at October 31, 2010 (2009 – $496 million), net of any write-offs. These valuation adjustments are mainly due to counterparty credit risk considerations for derivative transactions.
Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically, the impact of any change in these estimates was not expected to be significant; however, in the recent volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible.
Beginning 2009, the Bank provides disclosures based on the amendments to the Financial Instruments – Disclosure standard. The standard requires expanded disclosures of financial instruments and in particular with classification of all financial instruments carried at fair value into a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:
•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using inputs that are not based on observable market data.
The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 26 on page 155. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:
Fair value hierarchy of financial instruments

	Assets			Liabilities
				Obligations
		Available-		related to
Fair value	Trading	for-sale		securities
hierarchy	Securities	securities	Derivatives	sold short	Derivatives

Level 1	75%	30%	2%	82%	2%
Level 2	23%	67%	95%	18%	90%
Level 3	2%	3%	3%	–	8%

	100%	100%	100%	100%	100%

Other-than-temporary impairment
Available-for-sale securities, except for equity securities which do not have a quoted market price in an active market, are recorded at fair value on the balance sheet. Any unrealized gains and losses on these available-for-sale securities are recorded in other comprehensive income until realized, at which time they are recorded in the Consolidated Statement of Income.
Management reviews the fair value of available-for-sale securities each quarter to determine whether a decline in fair value compared to cost or amortized cost is other-than-temporary. To assess whether an other than temporary impairment has occurred, management must make certain judgements and estimates, and consider factors such as the length of time and extent to which the fair value of a security has been below its cost or amortized cost, prospects for recovery in fair value, the issuer’s financial condition and future prospects, and the Bank’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Once management has determined that the security has experienced an other-than-temporary decline in value, the carrying value of the security is written down to its estimated fair value. To estimate fair value, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security. Other-than-temporary impairment charges are recorded in net gains on securities, other than trading in the Consolidated Statement of Income.
As at October 31, 2010, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,687 million (2009 – $1,641 million), and the gross unrealized losses were $270 million (2009 – $628 million). Net unrealized gains were therefore $1,417 million (2009 – $1,013 million) before related derivative and other hedge amounts. The net unrealized gains after related derivative and other hedge amounts were $1,189 million (2009 – $828 million).
At October 31, 2010, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $211 million (2009 – $376 million). This unrealized loss was comprised of $157 million (2009 – $205 million) in debt securities, $37 million (2009 – $137 million) related to preferred shares and $17 million (2009 – $34 million) related to equity securities. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. Based on a number of considerations, including underlying credit of the issuers and the over-collateralization provided on certain debt securities, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security. The Bank also holds a
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diversified portfolio of available-for-sale equities. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature. The total fair value of the securities with continuous unrealized losses of more than 12 months was $3,064 million as at October 31, 2010, (2009 – $3,307 million).
Pensions and other employee future benefits
The Bank sponsors various pension and other future benefit plans for eligible employees in Canada, the United States, Mexico and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other future benefits generally include post-retirement health care, dental care and life insurance, along with post-employment benefits such as long-term disability.
Employee future benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation which is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. The management assumption with the greatest potential impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2010 would have been $52 million higher (lower).
The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefit plan. Based on these measurement dates, the Bank reported a deficit of $177 million in its principal pension plans as disclosed in Note 20 to the Consolidated Financial Statements on pages 138 to 140. There has been a decline in the funded status of the plans since 2009 due to a sharp reduction in prescribed discount rates in most countries resulting in a higher benefit obligations. In addition, plan asset values are still below their pre-2008 levels.
The decline in the funded status of the plans will impact the benefit expense for fiscal year 2011 and possibly future years.
Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with GAAP, this difference is not recognized immediately as income or expense, but rather is amortized into income over future periods.
Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 10 to 20 years for the Bank’s principal pension plans, and 8 to 27 years for the Bank’s principal other benefit plans.
Note 20 on pages 138 to 140 of the 2010 Consolidated Financial Statements contains details of the Bank’s employee future benefit plans, such as the disclosure of pension and other future benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee future benefit obligation and expense.
Corporate income taxes
Management exercises judgement in determining the provision for income taxes and future income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods. The Bank records a valuation allowance if management assesses it is likely that the future income tax assets will not be realized prior to expiration.
Total gross future tax assets related to subsidiaries’ unused income tax losses arising in prior years were $347 million as at October 31, 2010 (2009 — $376 million). These future tax assets have been reduced by a valuation allowance of $1 million (2009 — $3 million) due to uncertainty about the utilization of these losses. Furthermore, one of the Bank’s foreign subsidiaries has a valuation allowance of $316 million (2009 — $313 million) related to certain loan loss allowances available to be applied against future taxable earnings. If and when there is greater certainty of realizing these future tax assets, the Bank will adjust the valuation allowances. The Bank’s total net future income tax asset was $1,775 million as at October 31, 2010 (2009 — $2,240 million). Note 19 on page 137 of the 2010 Consolidated Financial Statements contains further details with respect to the Bank’s provisions for income taxes.
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs) on behalf of its customers and for its own purposes. These VIEs can be generally categorized as multi-seller commercial paper conduits, funding vehicles, structured finance entities and collateralized debt obligation entities. Further details are provided on pages 46 to 49 in the off-balance sheet arrangements section.
Management is required to exercise judgement to determine whether a VIE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules, and determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the holder that is exposed to the majority of the variability in the VIE’s expected losses, expected residual returns, or both, to determine whether the Bank should consolidate the VIE. The comparison uses both qualitative and
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quantitative analytical techniques and use of models and involves the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows.
Management is required to exercise judgement to determine if a primary beneficiary reconsideration event has occurred. In applying the guidance under Canadian GAAP, the Bank considers the following to be reconsideration events for VIEs where the Bank has a variable interest: changes to the VIE’s governing documents or contractual arrangements; the primary beneficiary disposing some or all of its variable interest to unrelated parties; or new variable interests issued to parties other than the primary beneficiary.
During 2010, there were no reconsideration events that would have required the Bank to re-assess the primary beneficiary of its multi-seller conduit VIEs.
As described in Note 6 to the Consolidated Financial Statements (on pages 125 to 126) and in the discussion on off-balance sheet arrangements (on pages 46 to 49), the Bank is not the primary beneficiary of the three multi-seller asset-backed commercial paper (ABCP) conduits that it sponsors and is not required to consolidate them on the Bank’s balance sheet.
In the future, if the Bank were to become the primary beneficiary of these three Bank-sponsored multi-seller ABCP conduits and consolidate them on the Bank’s balance sheet, based on the values as at October 31, 2010, it would result in an increase in the Bank’s reported assets of approximately $4 billion, and a reduction in capital ratios of approximately 10 to 15 basis points.
Goodwill
Under GAAP, goodwill is not amortized but assessed for impairment on an annual basis at the reporting unit level, or more frequently if an event or change in circumstances indicates the asset might be impaired. Goodwill is assessed for impairment by comparing the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, no further testing is required. If the fair value is less than the carrying amount of the reporting unit, the amount of impairment loss is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
The Bank determines its reporting unit’s fair values from internally developed valuation models that consider factors such as normalized earnings, projected earnings, and price earnings multiples. Management judgement is required in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment. Management believes the assumptions and estimates used are reasonable and supportable in the current environment.
Based on the assessment approach described above, the Bank did not record any goodwill impairment losses for any of its six reporting units in 2010 or 2009.
Contingent liabilities
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of claimants. According to GAAP, the Bank should accrue for a loss if, in management’s opinion, it is likely that a future event will confirm a liability existed at the balance sheet date and the amount of loss can be reasonably estimated.
In some cases, it may not be possible to determine whether a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution. In these instances, no accrual can be made until that time. If it can be determined that a liability existed as at the balance sheet date, but a reasonable estimate involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range exists, the Bank is required to accrue the minimum amount in the range. On a regular basis, management and internal and external experts are involved in assessing the adequacy of the Bank’s contingent loss accrual. Changes in these assessments may lead to changes in litigation accruals.
While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Bank’s consolidated financial position, or results of operations.
Changes in accounting policies
Current year
There were no changes in accounting standards in 2010 that affected financial statement reporting.
Prior year
Classification and impairment of financial assets
In August 2009, the CICA amended Section 3855, Financial Instruments – Recognition and Measurement, to harmonize classification and related impairment accounting requirements of Canadian GAAP with International Financial Reporting Standards (IFRS). The amendments allow certain debt securities not quoted in an active market to be classified as loans and measured at amortized cost. The Bank still has the ability to classify these instruments as available-for-sale, in which case they are measured at fair value with unrealized gains and losses recorded through other comprehensive income. The amendments also allow the reversal of impairment charges for debt securities classified as available-for-sale on the occurrence of specific events. Impairment charges for debt securities classified as loans are recorded as provisions for credit losses. As a result of this change, the Bank reclassified certain securities not quoted in an active market with carrying value of $9,447 million to loans. This reclassification resulted in reduction of after-tax accumulated other comprehensive loss of $595 million. Details of this change in accounting policy are included in Note 1 to the Consolidated Financial Statements on page 115.
Financial instrument disclosures
In June 2009, the CICA issued amendments to its Financial Instruments Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under International Financial Reporting Standards (IFRS). These amendments were effective for the Bank commencing November 1, 2008 and introduce a three-
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level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:
•	Level 1 — unadjusted quoted prices in active markets for identical instruments

•	Level 2 — models using inputs other than quoted prices that are observable for the instruments, or

•	Level 3 — models using inputs that are not based on observable market data
Note 26 on pages 155 details the fair value hierarchy of the Bank’s financial instruments which are recorded at fair value.
Future accounting changes
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011 (adoption date), and will include the preparation and reporting of one year of comparative figures, including an opening balance sheet as at November 1, 2010 (transition date).
In order to prepare for the transition to IFRS, the Bank set up a significant project, implemented a project governance structure and developed an implementation plan which consists of three phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation. The second phase of review and assessment is now complete. The finalization of accounting decisions by management and their review and approval by the Audit & Conduct Review Committee is outstanding. The Bank has started the third phase for all critical areas and is focused on finalizing implementation decisions regarding first-time adoption and ongoing accounting policy choices.
The Bank actively monitors developments and changes in standards from the International Accounting Standards Board (“IASB”) and the Canadian AcSB, as well as regulatory requirements from the Canadian Securities Administrators and OSFI.
As interpretations of current accounting standards continue to change, the Bank will adjust its implementation plan accordingly.
Key elements of the Bank’s IFRS changeover plan
The following summarizes the Bank’s progress towards completion of selected key activities contained in its conversion plan, including significant milestones and anticipated timelines.
Financial statement presentation
KEY ELEMENTS AND MILESTONES
•	Identify differences between Canadian GAAP and IFRS accounting policies.

•	Select and approve the Bank’s IFRS 1 first-time adoption and ongoing accounting policy choices by Q4 2011.

•	Assess requirements and develop model financial statements, including note disclosures under IFRS.

•	Prepare an IFRS opening balance sheet by Q4 2011, with significant impacts confirmed by Q3 2011.

•	Prepare fiscal 2011 quarterly comparative year information under IFRS for disclosure in 2012.
STATUS
•	Detailed assessments of accounting differences applicable to the Bank have been identified.

•	Preliminary assessments are completed for IFRS 1 exemptions and key accounting policy choices. Certain decisions will likely be finalized by Q3 2011.

•	Preliminary model IFRS financial statements have been prepared. Recommended format of consolidated balance sheet and statement of income is expected to be completed by Q2 2011.

•	Quantification of differences and preparation of opening balance sheet is underway and will likely be an ongoing and iterative process through to 2012, including tax impacts.
Training and communication
KEY ELEMENTS AND MILESTONES
•	Develop the Bank’s training strategy by Q3 2010.

•	Provide in-depth training to finance, key support areas, and IFRS governance members (including Board of Directors and senior management).

•	Conduct a global learning needs assessment for all stakeholders.

•	Determine communication requirements for external stakeholders.
STATUS
•	Global training strategy has been finalized and approved.

•	Training programs continue to be provided to finance and other key stakeholders, including senior management. Information seminars have been provided to the Board of Directors. Credit and banking personnel also continue to be trained to enable their review of customer financial information prepared on a different basis of accounting.

•	Training programs will continue in fiscal 2011 and will be increasingly focused on specific subjects.

•	Comprehensive learning needs assessment is underway and ongoing.

•	External communication currently provided through the quarterly and annual reports. An industry-wide education session on the impact of IFRS for analysts is planned for Q1 2011.
Information technology systems
KEY ELEMENTS AND MILESTONES
•	Implement a solution for the capture of fiscal 2011 comparative year financial statements by Q1 2011.

•	Identify and address the need for modification to systems as a result of IFRS changes.
STATUS
•	Solution for the capture of comparative year financial information has been designed. System development and testing are underway.

•	The Bank has not identified the need for any significant modifications to its information technology systems.
Business and process activities
KEY ELEMENTS AND MILESTONES
•	Identify the impact of financial reporting changes on business and process activities by Q4 2010.

•	Identify the impact on processes outside of financial reporting, such as the Bank’s performance measurement processes, including planning and budgeting, and capital management processes.
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STATUS
•	The Bank has completed its business impact assessment of the financial reporting changes and has not identified any significant changes required to business activities.

•	Applicable hedging strategies have been reviewed to ensure they qualify for hedge accounting under IFRS.

•	The Bank has analyzed the impacts of IFRS on processes outside of financial reporting.
Control environment
KEY ELEMENTS AND MILESTONES
•	Identify and implement changes in internal controls over financial reporting (ICFR) and disclosure controls and procedures (DC&P) resulting from changes to policies, processes and systems.

•	Evaluate the effectiveness of controls to ensure the integrity of financial reporting.
STATUS
•	ICFR and DC&P will be appropriately addressed as process and system changes are made.
First-time adoption of IFRS
The Bank’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity retrospectively apply all IFRS effective at the end of its first IFRS annual reporting period. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions from this general requirement of retrospective application. The Bank has not finalized these transition decisions.
SIGNIFICANT OPTIONAL EXEMPTIONS
The following are the more significant optional exemptions available under IFRS 1 which the Bank is currently considering. This is not an exhaustive list and does not encompass all exemptions which the Bank is considering; however the remaining first-time adoption elections under IFRS 1 are not significant to the Bank’s conversion and financial statements.
Business combinations
Entities can elect to not retrospectively restate any of the business combinations that occurred prior to the transition date.
If the Bank chooses to not restate any business combinations prior to November 1, 2010, certain adjustments will likely still be required upon transition to IFRS for items such as outstanding contingent consideration and acquisition-related costs. The offsetting amount would be recorded against opening retained earnings.
If the Bank were to restate its business combinations under IFRS, the key accounting differences (that are discussed on page 85) could potentially impact purchase price allocations and the amount of goodwill recorded on the consolidated balance sheet.
Employee benefits
Entities can elect to recognize all cumulative unamortized actuarial gains and losses for employee defined benefit plans at transition date instead of retrospective restatement, with an offsetting adjustment against opening retained earnings.
Based on the Bank’s latest actuarial valuation for Canadian GAAP reporting, if the Bank were to choose this accounting exemption, there would be a negative impact to opening retained earnings. The final impact under IFRS would differ from Canadian GAAP numbers due to adjustments for items such as using an October 31 measurement date for the actuarial valuation, and using fair values for determining the expected return on plan assets.
Cumulative translation differences
IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, instead of recalculating from inception. This would result in the reclassification of amounts in accumulated other comprehensive income to retained earnings on transition.
If the Bank were to choose this accounting exemption, certain adjustments may still be required if for example, the Bank assesses there are any changes to the functional currency of its reporting units under IFRS.
Designation of previously recognized financial instruments
Under IFRS and Canadian GAAP, a financial instrument is designated into a specific classification upon inception of the instrument. Classifications cannot be amended subsequently except under rare circumstances.
IFRS 1 permits the Bank to reclassify and redesignate financial instruments at the date of transition as long as certain criteria are met. In addition, the financial instruments of entities consolidated for the first time under IFRS are required to be specially designated on the transition date. These financial instrument classification decisions should be made by November 1, 2010 and appropriately documented at that date.
The Bank has documented its financial instrument classification decisions with regards to redesignations of certain financial instruments on the Bank’s balance sheet, as well as the classification of financial instruments of entities that will likely be consolidated for the first time under IFRS. The redesignations relate to financial instruments that would not meet the criteria for fair value option under IFRS. In addition, certain available-for-sale securities will be reclassified to the loans and receivables category under IFRS.
MANDATORY EXCEPTIONS
The IFRS 1 mandatory exceptions that are more relevant to the Bank include the following.
Derecognition of financial assets and liabilities
IFRS 1 requires that the derecognition guidance for financial assets and liabilities be applied to transactions on or after January 1, 2004.
The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (“CMB”) Programs receive off-balance sheet treatment under Canadian GAAP. The Bank’s current view is that these mortgage securitization transactions will likely not meet the derecognition criteria under IFRS. This would result in an increase in total assets and liabilities on the Bank’s Consolidated Balance Sheet, with the offset to opening retained earnings.
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The impact to retained earnings represents the net effect of the unwinding of the mortgage sales previously recognized under Canadian GAAP and the re-recognition of the mortgages on-balance sheet, along with the related funding liability, under IFRS. The Bank will therefore, reverse the gain on sale previously recognized in earnings under Canadian GAAP, as well as any cumulative mark-to-market on financial instruments related to these transactions. The interest and fees earned on the mortgages, net of the yield paid to the investors in the securitization vehicles, would be recognized going forward.
Future changes in the standard
In November 2010, the IASB approved amendments to IFRS 1 to allow first-time adopters the option of applying the IFRS derecognition requirements to transactions occurring on or after an entity’s transition date, or another date of the entity’s choosing, instead of the current mandatory date of January 1, 2004. The Bank is currently assessing the impact of these amendments.
Hedge accounting
IFRS 1 requires an entity to recognize hedging relationships in its IFRS opening balance sheet if the hedging instrument is of a type that would qualify for hedge accounting under IFRS. However, hedge accounting can be applied to those hedging relationships subsequent to the transition date only if all IFRS hedge accounting criteria are met. If the criteria are not met, an entity would have to follow IFRS guidance for discontinuing hedge accounting until the criteria are met. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively.
The Bank’s applicable hedging strategies have been reviewed to ensure they qualify for hedge accounting under IFRS. Hedging documentation has been amended effective November 1, 2010 to ensure compliance with IFRS.
Key differences between current accounting policies and IFRS requirements
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. The Bank has determined a number of key differences that have the potential to significantly affect the financial statements, operations or capital of the Bank. Net adjustments to the Bank’s opening balance sheet resulting from differences between Canadian GAAP and IFRS will be recorded against retained earnings on transition, or other component of equity. We are in the process of quantifying these adjustments; however, the impact of IFRS on the Bank’s consolidated financial results at the time of the transition is dependent upon prevailing business circumstances, market factors and economic conditions at that time, as well as the accounting elections that have not yet been made. As a result, the transition impact is not reasonably determinable at this time.
Derecognition
Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantively transferred. As a result of the differences in criteria, transfers of certain financial assets that previously qualified for derecognition under Canadian GAAP will likely no longer qualify for derecognition under IFRS. As noted above, this would impact the accounting treatment of mortgages sold into the CMB Programs.
Consolidation
Canadian GAAP determines consolidation of an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. The consolidation of a VIE under Canadian GAAP is based on whether the Bank is the primary beneficiary and is exposed to the majority of the VIE’s expected losses, or entitled to the majority of the VIE’s expected residual returns, or both. Furthermore, Canadian GAAP provides an exemption for the consolidation of qualifying special purpose entities (“QSPE”), eligible under certain conditions.
Under IFRS, an entity will be consolidated based solely on control, which is evidenced by the power to govern the financial and operating policies of an entity to obtain benefit. When assessing control under IFRS, all relevant factors are considered, including qualitative and quantitative aspects. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power. Control can exist when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. Unlike Canadian GAAP, there is no concept of QSPEs under IFRS.
The Bank has not finalized its consolidation analysis. However, as a result of these accounting differences, the Bank expects to consolidate certain VIEs under IFRS that are not consolidated under Canadian GAAP, such as QSPEs. This would result in an increase in assets, liabilities, and non-controlling interests, with the offset to opening retained earnings. The Bank is still assessing the impact related to its multi-seller conduits.
Future changes in the standard
The IASB is expecting to issue a revised consolidation standard in late 2010. It is unlikely that the revised standard will be effective for the Bank’s conversion to IFRS in fiscal 2012.
Business combinations
The business combinations model under IFRS represents a fair value model of accounting which can result in a significant change in accounting compared to current Canadian GAAP. Most significantly, the differences between IFRS and Canadian GAAP relate to the following:
•	Directly attributable transaction costs and certain restructuring costs are expensed under IFRS rather than included in the acquisition purchase price.

•	Under IFRS, contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value generally being recorded through the income statement. Under Canadian GAAP, contingent consideration is recognized only when the contingency is resolved, and this is recorded against goodwill.

•	IFRS allows non-controlling interests (“NCI”) to be recognized at fair value, while Canadian GAAP measures NCI at its carrying amount.

•	Under Canadian GAAP, previously acquired interests are measured at the carrying amount, while IFRS requires that an existing ownership interest be remeasured to fair value once control is obtained. This remeasurement is recognized through the income statement.

•	Shares issued as consideration in a business combination are measured at their market share price at the closing date under IFRS, rather than the announcement date under Canadian GAAP.
Going forward, these differences will result in more income volatility as fewer items are included in the purchase price equation.
Scotiabank Annual Report 2010     85

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial instruments
Classification and measurement
For classification and measurement of financial instruments, there is significant alignment between Canadian GAAP and IFRS. However, a difference between IFRS and Canadian GAAP remains for the measurement of unlisted equity securities, which are measured at cost under Canadian GAAP. IFRS requires that all available-for-sale securities be measured at fair value.
Hedging
Hedge accounting requirements are substantially aligned between Canadian GAAP and IFRS.
Impairment
In the provisioning for impaired loans, IFRS and Canadian GAAP are aligned in principle, as they both require an incurred loss provisioning model. However, under IFRS, loan losses and allowances will be presented based on whether they are assessed individually or collectively. As a result, there may be changes in the classification of the Bank’s provisions between specific and general allowances versus individual and collective allowances.
Provisioning for loan losses must be based on the discounted values of estimated future cash flows. This amount is accreted over the period from the initial recognition of the provision to the eventual recovery of the present value of the loan, resulting in the recording of interest in the statement of income. IFRS requires that this accretion amount be presented in interest income. As permitted under Canadian GAAP, the Bank records this accretion amount in provision for credit losses.
Future changes in the standard
The IASB issued a new financial instruments standard which addresses the classification and measurement of financial instruments, and is also in the process of considering significant changes to impairment of financial assets and hedge accounting. These changes are not expected to impact the Bank prior to the adoption date.
Impairment of Goodwill
IFRS uses a one-step approach for impairment testing of non-financial assets by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell, and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach for impairment testing: first comparing an asset’s carrying value with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing the asset’s carrying value with its fair value.
IFRS requires that goodwill be allocated and tested for impairment at the level of cash generating unit (CGU) or group of CGUs. CGUs represent the lowest level of assets or groups of assets that generate largely independent cash inflows. Under IFRS, each CGU or group of CGUs to which goodwill is allocated should represent the lowest level within the entity for which information about goodwill is available and monitored for internal management purposes. This level of grouping is potentially more granular when compared to the Canadian GAAP reporting unit.
These differences in impairment testing could result in the identification of impairment more frequently under IFRS. The Bank is in the process of analyzing any potential changes to the assessment of impairment on goodwill.
Employee benefits
The key differences between Canadian GAAP and IFRS are reflected below.
Actuarial gains and losses
IFRS requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses, subsequent to the transition date. Under IFRS, actuarial gains and losses may either be:
•	deferred and amortized, subject to certain provisions (“corridor approach”);

•	immediately recognized in profit or loss; or

•	immediately recognized in other comprehensive income without subsequent recycling to income.
Under current Canadian GAAP, the Bank follows the corridor approach in recognizing actuarial gains and losses under its defined benefit plans. The Bank has not finalized its decision with respect to the accounting for actuarial gains and losses under IFRS.
Measurement date
IFRS requires that the defined benefit obligation and plan assets be measured at the balance sheet date while Canadian GAAP allows the measurement date of the defined benefit obligation and plan assets to be up to three months prior to the date of the financial statements. The Bank currently uses July 31 or August 31 as the measurement date, depending on the employee future benefit plan.
Expected return on assets
IFRS requires the use of fair value for determining the expected return on plan assets. Canadian GAAP allows the calculation of return on plan assets to be based on either fair value or a market-related value. The Bank’s current policy is to use a market-related value for determining the expected return on plan assets.
Future changes in the standard
The IASB is considering changes to its accounting for employee future benefits, which are not expected to be finalized until early 2011. It is likely that adoption of these changes would not be mandatory until after the Bank transitions to IFRS.
Customer loyalty programs
IFRS applies a revenue approach to accounting for customer loyalty programs. The principle being that customers are implicitly paying for the points they receive when they buy goods or services and therefore, a portion of the revenue earned at that time should be deferred. The deferred revenue is calculated based on the estimate of the fair value of the points and recognized when the customer has redeemed the points for an award. Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. The Bank follows a liability approach for its customer loyalty programs where a provision is recorded based on the cost to provide the award in future. The Bank is currently assessing the impact with respect to its customer loyalty programs. IFRS may affect the timing of revenue recognition; however, over the life of the award, the net income for customer loyalty programs will be the same as under Canadian GAAP.
Share-based payments
IFRS requires cash-settled share-based payments to employees to be measured (both initially and at each reporting date) at fair value of the awards, while Canadian GAAP requires that such payments be measured based on intrinsic value of the awards. This difference is
86 2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | CONTROLS AND ACCOUNTING POLICIES
expected to impact the Bank’s liability-based awards. Furthermore, under IFRS, forfeitures are required to be estimated on the grant date and included in the measurement of the liability. However, under Canadian GAAP, forfeitures may be recognized either as they occur, or estimated on initial recognition. The Bank currently recognizes forfeitures as they occur.
Although the expense relating to share-based payments is the same over the life of the award, it will likely be higher in earlier periods under IFRS as compared to Canadian GAAP as a result of these differences.
Investment in associates
Under Canadian GAAP and IFRS, the equity method is used where significant influence exists and the accounting is substantially the same under both standards. However, some key differences exist which are discussed below.
Accounting policies and reporting periods
IFRS explicitly requires that an associate’s accounting policies must be consistent with those of its investor, and the reporting dates may not differ by more than three months. Canadian GAAP does not specifically require uniformity in accounting policies and guidance on consistency of reporting periods is not provided. The Bank is currently assessing the impact of these differences.
Potential voting rights
Under IFRS, voting rights that are currently exercisable are considered in assessing significant influence. As a result, there may be more or less investments that require equity accounting under IFRS as potential voting rights are considered.
Regulatory developments
In March 2010, OSFI issued an advisory to federally regulated entities relating to the conversion to IFRS. OSFI requires that the net impact to retained earnings from conversion to IFRS be recognized in available capital. However, for regulatory capital purposes, OSFI has provided banks the option to phase in the impact of conversion to IFRS on retained earnings over a maximum of five quarters. This election must be made at the time of conversion and is irrevocable. OSFI has also made a concession on the calculation of the asset-to-capital multiple (“ACM”) with respect to certain securitized insured mortgages that will likely come back on balance sheet. The government insured mortgages securitized through the CMB Programs up until March 31, 2010, will be grandfathered and therefore, would not impact the ACM.
Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties.
Loans granted to Directors and Officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $7.3 million as at October 31, 2010 (2009 — $6.8 million), and loans to directors $0.3 million (2009 — $0.1 million).
Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-Officer Directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 22 of the Consolidated Financial Statements on page 140).
The Bank may also provide banking services to companies affiliated with the Bank’s Directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by Directors totaled $4.6 million as at October 31, 2010 (2009 — $3.6 million), while actual utilized amounts were $2.8 million (2009 — $1.1 million).
The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.
Scotiabank Annual Report 2010     87

SUPPLEMENTARY DATA*
Geographic information
T37 Net income by geographic segment

	2010					2009					2008
				Other					Other					Other
		United		Inter-			United		Inter-			United		Inter-
For the fiscal years ($ millions)	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total

Net interest income	$5,031	$458	$801	$3,145	$9,435	$4,552	$641	$821	$3,331	$9,345	$4,471	$236	$903	$2,627	$8,237
Provision for credit losses	709	(54)	168	456	1,279	744	296	185	392	1,617	388	16	141	85	630
Other income	3,770	609	438	1,745	6,562	3,211	452	424	1,525	5,612	2,614	(202)	478	1,137	4,027
Non-interest expenses	4,653	327	778	2,379	8,137	4,529	255	791	2,317	7,892	4,315	200	793	1,982	7,290
Provision for income taxes	738	330	76	558	1,702	513	222	69	380	1,184	344	(98)	122	369	737
Non-controlling interest	1	—	6	93	100	—	—	6	108	114	—	—	9	110	119

Net income	$2,700	$464	$211	$1,404	$4,779	$1,977	$320	$194	$1,659	$4,150	$2,038	$(84)	$316	$1,218	$3,488

Preferred dividends paid					192					174					97
Corporate adjustments(1)					(549)					(615)					(358)

Net income available to common shareholders					$4,038					$3,361					$3,033

(1)	Revenues and expenses which have not been allocated to specific operating business lines are reflected in corporate adjustments.
T38 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2010	2009	2008	2007	2006	2010	2006

Canada
Atlantic provinces	$17.0	$15.7	$16.2	$14.2	$12.7	6.0%	6.2%
Quebec	17.7	16.0	16.7	14.2	13.1	6.3	6.4
Ontario	101.7	96.0	103.5	91.1	81.5	36.2	39.8
Manitoba and Saskatchewan	6.6	6.2	6.4	6.0	5.4	2.3	2.6
Alberta	21.7	20.3	22.4	19.9	17.1	7.7	8.4
British Columbia	21.1	18.8	21.2	18.8	16.4	7.5	8.0

	185.8	173.0	186.4	164.2	146.2	66.0	71.4

United States	21.1	22.0	20.6	14.9	14.3	7.5	7.0

Mexico	10.1	9.7	10.9	8.9	9.3	3.6	4.5

Other International
Latin America	23.4	21.5	22.6	11.6	9.2	8.3	4.5
Europe	6.5	12.9	18.4	10.2	8.1	2.4	3.9
Caribbean	18.8	15.6	14.8	12.2	11.6	6.7	5.7
Other	17.0	15.1	16.1	9.9	7.4	6.0	3.6

	65.7	65.1	71.9	43.9	36.3	23.4	17.7

General allowance(1)	(1.4)	(1.4)	(1.3)	(1.3)	(1.3)	(0.5)	(0.6)

Total loans and acceptances	$281.3	$268.4	$288.5	$230.6	$204.8	100.0%	100.0%

(1)	As at October 31.
T39 Gross impaired loans by geographic segment

As at October 31 ($ millions)	2010	2009	2008	2007	2006

Canada	$1,276	$1,258	$761	$606	$655
United States	179	408	107	11	119
Mexico	250	238	216	188	213
Other International	2,716	2,035	1,410	739	883

Total	$4,421	$3,939	$2,494	$1,544	$1,870

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.
88     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA
T40 Specific provision for credit losses by geographic segment

For the fiscal years ($ millions)	2010	2009	2008	2007	2006

Canada	$712	$804	$388	$295	$273
United States	(13)	192	16	(91)	(41)
Mexico	168	185	141	68	27
Other International	456	392	85	23	17

Total	$1,323	$1,573	$630	$295	$276

T41 Geographic distribution of earning assets

	2010
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2009	2008	2007	2006

North America
Canada	$295.2	62.0%	$277.9	$263.0	$247.5	$218.4
United States	60.7	12.7	58.2	38.2	36.3	41.9

	355.9	74.7	336.1	301.2	283.8	260.3

Mexico	18.8	4.0	17.8	22.8	19.8	21.1

Europe
United Kingdom	12.8	2.7	8.6	11.0	6.4	6.4
Germany	2.4	0.5	3.7	4.1	3.8	3.5
Ireland	1.8	0.4	4.7	11.1	6.2	4.8
France	2.7	0.6	2.2	2.2	2.3	2.5
Netherlands	1.6	0.3	1.6	2.5	1.4	1.5
Other	5.0	1.0	6.6	7.5	5.5	3.4

	26.3	5.5	27.4	38.4	25.6	22.1

Caribbean
Jamaica	3.5	0.7	3.5	3.6	3.2	3.1
Puerto Rico	6.2	1.3	2.4	2.4	2.1	2.0
Bahamas	2.4	0.5	2.7	3.0	2.4	2.4
Trinidad & Tobago	2.4	0.5	2.6	2.1	1.7	1.5
Other	9.2	2.0	9.1	8.8	7.3	9.0

	23.7	5.0	20.3	19.9	16.7	18.0

Latin America
Chile	11.3	2.4	11.1	11.0	4.2	4.2
Peru	9.2	1.9	7.5	7.4	4.5	4.1
Other	8.7	1.8	8.0	9.1	7.0	4.3

	29.2	6.1	26.6	27.5	15.7	12.6

Asia
India	4.2	0.9	3.7	3.7	2.5	1.8
Malaysia	1.7	0.3	1.8	1.8	1.4	1.3
South Korea	3.1	0.6	2.6	2.0	1.8	1.6
Japan	1.3	0.3	1.2	1.9	1.8	1.1
China	3.9	0.8	1.5	2.1	0.9	0.5
Hong Kong	2.5	0.5	2.9	2.6	1.6	1.7
Other	4.2	1.0	4.7	3.9	2.7	2.4

	20.9	4.4	18.4	18.0	12.7	10.4

Middle East and Africa	2.9	0.6	3.4	3.1	1.8	1.8

General allowance(1)	(1.4)	(0.3)	(1.4)	(1.3)	(1.3)	(1.3)

Total	$476.3	100.0%	$448.6	429.6	$374.8	$345.0

(1)	As at October 31.
Scotiabank Annual Report 2010     89

MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit Risk
T42 Cross-border exposure to select countries(1)

					Investment in
As at October 31		Interbank		Government and	subsidiaries		2010	2009
($ millions)	Loans	deposits	Trade	other securities	and affiliates	Other	Total	Total

Mexico	$1,383	$183	$765	$227	$2,336	$51	$4,945	$4,445

Asia
China	$1,664	$1,974	$249	$391	$—	$26	$4,304	$2,065
India	1,707	974	32	196	—	34	2,943	2,840
South Korea	1,550	551	—	637	—	125	2,863	2,749
Thailand	196	8	—	62	1,367	—	1,633	817
Hong Kong	631	271	37	380	—	24	1,343	873
Malaysia	549	45	—	167	219	14	994	1,157
Japan	251	122	—	80	—	63	516	1,049
Other(2)	524	234	53	166	—	2	979	1,025

	$7,072	$4,179	$371	$2,079	$1,586	$288	$15,575	$12,575

Latin America
Chile	$1,488	$81	$102	$44	$2,050	$4	$3,769	$3,010
Peru	433	153	286	—	1,713	5	2,590	1,794
Brazil	431	1,392	102	241	—	1	2,167	1,883
Costa Rica	871	65	—	1	485	—	1,422	1,384
El Salvador	192	6	—	—	386	—	584	641
Colombia	238	22	4	—	66	—	330	88
Other(3)	1,389	35	23	22	104	18	1,591	1,293

	$5,042	$1,754	$517	$308	$4,804	$28	$12,453	$10,093

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

(3)	Includes Panama, Uruguay and Venezuela.
T43 Loans and acceptances by type of borrower

	2010
As at October 31 ($ billions)	Balance	% of total	2009	2008

Loans to households
Residential mortgages	$120.2	41.0%	$101.3	$114.9
Credit cards	10.8	3.7	11.1	11.2
Personal loans	51.1	17.4	49.3	38.9

	182.1	62.1	161.7	165.0
Loans to businesses and governments
Financial services	19.3	6.6	18.8	18.7
Wholesale and retail	10.4	3.5	10.9	14.9
Real estate	10.7	3.6	11.7	13.5
Oil and gas	9.3	3.2	9.8	12.0
Transportation	7.0	2.4	7.8	8.5
Automotive	5.2	1.8	5.1	7.1
Agriculture	4.5	1.5	4.3	5.3
Government	4.2	1.4	3.3	3.4
Hotels and leisure	4.1	1.4	4.8	5.2
Mining and primary metals	5.3	1.8	5.7	8.1
Utilities	5.0	1.7	6.1	6.3
Health care	4.0	1.3	4.0	5.0
Telecommunications and cable	3.7	1.3	4.6	6.5
Media	1.9	0.7	2.7	4.7
Chemical	1.2	0.4	1.3	1.7
Food and beverage	2.8	1.0	3.8	3.1
Forest products	1.1	0.4	1.5	2.1
Other	11.4	3.9	9.5	10.9

	111.1	37.9	115.7	137.0

	293.2	100.0%	277.4	302.0

General and sectoral allowances	(1.4)		(1.5)	(1.4)

Total loans and acceptances	$291.8		$275.9	$300.6

90     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA
T44 Off-balance sheet credit instruments

As at October 31 ($ billions)	2010	2009	2008	2007	2006

Commitments to extend credit(1)	$103.6	$104.5	$130.2	$114.3	$105.9
Standby letters of credit and letters of guarantee	20.4	21.9	27.8	18.4	18.5
Securities lending, securities purchase commitments and other	14.0	12.7	12.8	13.8	13.0

Total	$138.0	$139.1	$170.8	$146.5	$137.4

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at anytime.
T45 Changes in net impaired loans

For the fiscal years ($ millions)	2010	2009	2008	2007	2006

Gross impaired loans
Balance at beginning of year	$3,939	$2,494	$1,544	$1,870	$1,820
Net additions
New additions	3,298	4,461	2,158	1,338	1,262
Declassifications, payments and loan sales	(1.772)	(1,149)	(846)	(891)	(956)

	1,526	3,312	1,312	447	306
Acquisition of subsidiaries(1)	571	—	341	33	340
Writeoffs
Residential mortgages	(82)	(64)	(59)	(5)	(5)
Personal loans	(804)	(669)	(424)	(301)	(214)
Credit cards	(352)	(470)	(268)	(183)	(150)
Business and government	(347)	(457)	(129)	(209)	(174)

	(1,585)	(1,660)	(880)	(698)	(543)
Foreign exchange and other	(30)	(207)	177	(108)	(53)

Balance at end of year	4,421	3,939	2,494	1,544	1,870

Specific allowance for credit losses
Balance at beginning of year	1,376	1,303	943	1,300	1,139
Acquisition of subsidiaries	14	9	232	38	323
Specific provision for credit losses	1,323	1,573	630	295	276
Writeoffs	(1,585)	(1,660)	(880)	(698)	(543)
Recoveries by portfolio
Residential mortgages	18	27	34	4	3
Personal loans	122	94	73	73	71
Credit cards	56	47	45	35	37
Business and government	68	55	79	74	70

	264	223	231	186	181
Foreign exchange and other(2)	(15)	(72)	147	(178)	(76)

Balance at end of year	1,377	1,376	1,303	943	1,300

Net impaired loans
Balance at beginning of year	2,563	1,191	601	570	681
Net change in gross impaired loans	482	1,445	950	(326)	50
Net change in specific allowance for credit losses	(1)	(73)	(360)	357	(161)

Balance at end of year	3,044	2,563	1,191	601	570
General allowance for credit losses	1,410	1,450	1,323	1,298	1,307
Sectoral allowance	—	44	—	—	—

Balance after deducting general and sectoral allowance	$1,634	$1,069	$(132)	$(697)	$(737)

(1)	Represents primarily $553 of impaired loans purchased as part of the acquisitions of R-G Premier Bank of Puerto Rico. These impaired loans are carried at fair value on date of aquisition and no allowance for credit losses is recorded at the acquisition date as credit losses are included in the determination of the fair value.

(2)	Includes $4 transferred to other liabilities in 2010, $3 transferred from other liabilities in 2009, $3 transferred from other liabilities in 2008, and $5 transferred to other liabilities in 2006.
Scotiabank Annual Report 2010     91

MANAGEMENT’S DISCUSSION AND ANALYSIS
T46 Provisions for credit losses

For the fiscal years ($ millions)	2010	2009	2008	2007	2006

Specific provisions for credit losses
Gross specific provisions	$1,708	$1,969	$1,084	$720	$746
Reversals	(121)	(173)	(223)	(239)	(289)
Recoveries	(264)	(223)	(231)	(186)	(181)

Net specific provisions for credit losses	1,323	1,573	630	295	276
General provision	(40)	127	—	(25)	(60)
Sectoral provision	(44)	44	—	—	—

Total net provisions for credit losses	$1,239	$1,744	$630	$270	$216

T47 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2010	2009	2008	2007	2006

Personal
Residential mortgages	$104	$25	$—	$(9)	$10
Other personal loans	972	1,042	636	449	283

	1,076	1,067	636	440	293

Businesses and governments
Financial services	6	199	7	(10)	—
Wholesale and retail	51	101	—	(39)	5
Real estate	16	59	(69)	(11)	(7)
Oil and gas	2	34	43	(1)	—
Transportation	44	(9)	(15)	(9)	4
Automotive	(4)	19	5	1	11
Agriculture	(4)	19	5	(4)	2
Government	1	(35)	(18)	2	(6)
Hotels and leisure	81	10	(4)	(5)	(21)
Mining and primary metals	(2)	3	(16)	(4)	(10)
Utilities	—	—	(2)	(18)	(21)
Health care	8	4	2	(1)	2
Telecommunications and cable	(4)	6	(3)	(5)	(14)
Media	(15)	52	11	(13)	(4)
Chemical	(3)	1	7	(22)	13
Food and beverage	2	8	(17)	(6)	7
Forest products	2	5	3	—	(1)
Other	66	30	55	—	23

	247	506	(6)	(145)	(17)

Total specific provisions	$1,323	$1,573	$630	$295	$276

92     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA
T48 Impaired loans by type of borrower

	2010			2009
		Specific			Specific
		allowance for			allowance for
As at October 31 ($ millions)	Gross	credit losses	Net	Gross	credit losses	Net

Personal
Residential mortgages	$1,694	$(222)	$1,472	$1,119	$(241)	$878
Other personal loans	756	(666)	90	881	(688)	193

	2,450	(888)	1,562	2,000	(929)	1,071

Businesses and governments
Financial services	91	(38)	53	225	(42)	183
Wholesale and retail	225	(88)	137	213	(73)	140
Real estate	705	(88)	617	487	(76)	411
Oil and gas	8	(3)	5	71	(6)	65
Transportation	188	(51)	137	76	(15)	61
Automotive	15	(11)	4	77	(22)	55
Agriculture	78	(31)	47	106	(40)	66
Government	48	(10)	38	63	(23)	40
Hotels and leisure	331	(49)	282	260	(13)	247
Mining and primary metals	18	(11)	7	21	(9)	12
Utilities	2	—	2	1	(1)	—
Health care	23	(10)	13	21	(9)	12
Telecommunications and cable	18	(5)	13	36	(14)	22
Media	4	(3)	1	49	(9)	40
Chemical	1	(1)	—	3	(1)	2
Food and beverage	35	(16)	19	41	(15)	26
Forest products	14	(5)	9	19	(12)	7
Other	167	(69)	98	170	(67)	103

	1,971	(489)	1,482	1,939	(447)	1,492

Total	$4,421	$(1,377)	$3,044	$3,939	$(1,376)	$2,563

T49 Total credit risk exposures by geography(1,2)

	2010
	Non-Retail					2009
As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total

Canada	$51,245	$23,896	$22,418	$183,425	$280,984	$279,868
United States	32,304	18,220	22,109	683	73,316	80,340
Mexico	6,495	225	792	5,146	12,658	12,379
Other International
Europe	16,259	5,311	5,583	—	27,153	27,691
Caribbean	14,737	1,276	2,052	12,425	30,490	27,743
Latin America	16,063	754	1,359	7,091	25,267	24,109
Other	22,711	1,982	2,029	147	26,869	22,970

Total	$159,814	$51,664	$56,342	$208,917	$476,737	$475,100

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.

(2)	Exposure at default.

(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.
T50 AIRB credit risk exposures by maturity(1,2)

As at October 31 ($ millions)	2010					2009
Residual maturity	Drawn	Undrawn		Other exposures(3)	Total	Total

Non-retail
Less than 1 year	$49,967	$16,643		$21,933	$88,543	$92,957
One to 5 years	32,662	30,261		27,504	90,427	108,831
Over 5 years	5,395	779		3,881	10,055	11,338

Total non-retail	$88,024	$47,683		$53,318	$189,025	$213,126

Retail
Less than 1 year	$14,025	$8,357		$—	$22,382	$22,411
One to 5 years	115,298	—		—	115,298	100,888
Over 5 years	2,866	—		—	2,866	2,536
Revolving credits(4)	33,190	5,948		—	39,138	38,101

Total retail	$165,379	$14,305	(2)	$—	$179,684	$163,936

Total	$253,403	$61,988		$53,318	$368,709	$377,062

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.

(2)	Exposure at default, before credit risk mitigation.

(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.

(4)	Credit cards and lines of credit with unspecified maturity.
Scotiabank Annual Report 2010     93

MANAGEMENT’S DISCUSSION AND ANALYSIS
T51 Total credit risk exposures and risk-weighted assets

	2010				2009
				Total Risk-	Exposure	Total Risk-
	Exposure at Default(1)			weighted	at Default	weighted
As at October 31 ($ millions)	AIRB	Standardized(2)	Total	assets	Total(1)	assets

Non-retail

Corporate
Drawn	$45,284	$45,394	$90,678	$71,290	$98,975	$81,771
Undrawn	36,008	3,277	39,285	19,553	36,694	19,429
Other(3)	10,180	2,531	12,711	6,754	13,181	6,397

	91,472	51,202	142,674	97,597	148,850	107,597

Bank
Drawn	12,394	13,441	25,835	6,107	21,598	5,527
Undrawn	11,108	636	11,744	3,162	14,240	2,391
Other(3)	10,009	487	10,496	1,800	12,410	2,032

	33,511	14,564	48,075	11,069	48,248	9,950

Sovereign
Drawn	30,346	12,955	43,301	2,080	51,341	2,340
Undrawn	567	68	635	71	866	83
Other(3)	145	6	151	6	642	18

	31,058	13,029	44,087	2,157	52,849	2,441

Total Non-retail
Drawn	88,024	71,790	159,814	79,477	171,914	89,638
Undrawn	47,683	3,981	51,664	22,786	51,800	21,903
Other(3)	20,334	3,024	23,358	8,560	26,233	8,447

	$156,041	$78,795	$234,836	$110,823	$249,947	$119,988

Retail

Retail residential mortgages
Drawn	$121,265	$16,666	$137,931	$12,107	$122,018	$9,868
Undrawn	8,068	—	8,068	132	6,702	131

	129,333	16,666	145,999	12,239	128,720	9,999

Secured lines of credit
Drawn	18,066	—	18,066	967	18,112	747
Undrawn	78	—	78	1	—	—

	18,144	—	18,144	968	18,112	747

Qualifying retail revolving exposures (QRRE)
Drawn	13,835	—	13,835	6,967	13,142	5,406
Undrawn	5,948	—	5,948	926	5,594	797

	19,783	—	19,783	7,893	18,736	6,203

Other retail
Drawn	12,213	12,567	24,780	14,990	23,013	14,074
Undrawn	211	—	211	131	454	346

	12,424	12,567	24,991	15,121	23,467	14,420

Total retail
Drawn	165,379	29,233	194,612	35,031	176,285	30,095
Undrawn	14,305	—	14,305	1,190	12,750	1,274

	$179,684	$29,233	$208,917	$36,221	$189,035	$31,369

Securitization exposures	15,503	—	15,503	4,606	18,528	6,474

Trading derivatives	17,481	—	17,481	5,425	17,590	5,850

Subtotal	$368,709	$108,028	$476,737	$157,075	$475,100	$163,681

Equities	2,984	—	2,984	5,664	2,897	5,607

Other assets	—	28,404	28,404	12,127	26,275	12,418

Total credit risk, before scaling factor	$371,693	$136,432	$508,125	$174,866	$504,272	$181,706

Add-on for 6% scaling factor(4)				5,649	—	6,134

Total credit risk	$371,693	$136,432	$508,125	$180,515	$504,272	$187,840

(1)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.

(2)	Net of specific allowances for credit losses.

(3)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.

(4)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.
94     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA
Revenues and Expenses
T52 Volume/rate analysis of changes in net interest income

	2010 versus 2009			2009 versus 2008
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets	$652	$(2,698)	$(2,046)	$1,804	$(5,313)	$(3,509)
Total interest-bearing liabilities	(299)	2,636	2,337	(1,013)	5,148	4,135

Change in net interest income	$353	$(62)	$291	$791	$(165)	$626

(1)	Refer to the non-GAAP measures on page 27.
T53 Taxes

						2010
						versus
For the fiscal years ($ millions)	2010	2009	2008	2007	2006	2009

Income taxes
Provision for income taxes	$1,745	$1,133	$691	$1,063	$872	54%
Taxable equivalent adjustment(1)	286	288	416	531	440	(1)

Provision for income taxes (TEB)(1)	2,031	1,421	1,107	1,594	1,312	43

Other taxes
Payroll taxes	197	184	177	164	152	7
Business and capital taxes	171	177	116	143	133	(4)
Goods and services and other	133	136	129	143	128	(2)

Total other taxes	501	497	422	450	413	1

Total income and other taxes(2)	$2,532	$1,918	$1,529	$2,044	$1,725	32%

Net income before income taxes	$6,084	$4,794	$3,950	$5,226	$4,549	27%

Effective income tax rate (%)	28.7	23.6	17.5	20.3	19.2	5.1
Effective income tax rate (TEB) (%)(3)	31.9	28.0	25.4	27.7	26.3	3.9
Total tax rate (%)(4)	34.1	30.8	25.5	26.7	25.9	3.3

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.

(2)	Comprising $1,365 of Canadian taxes (2009 – $675; 2008 – $569; 2007 – $1,175; 2006 – $1,035) and $1,167 of foreign taxes (2009 – $1,243; 2008 – $960; 2007 – $869; 2006 – $690).

(3)	Provision for income tax, expressed on a taxable equivalent basis, as a percentage of net income before income taxes.

(4)	Total income and other taxes as a percentage of net income before income and other taxes.
Scotiabank Annual Report 2010     95

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other Information
T54 Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2010	2009	2008	2007	2006

Net interest income	1.73%	1.68%	1.75%	1.89%	1.95%
Provision for credit losses	(0.24)	(0.34)	(0.14)	(0.07)	(0.06)
Other income	1.33	1.19	0.95	1.34	1.37

Net interest and other income	2.82	2.53	2.56	3.16	3.26
Non-interest expenses	(1.59)	(1.54)	(1.60)	(1.73)	(1.84)

Net income before the undernoted:	1.23	0.99	0.96	1.43	1.42
Provision for income taxes and non-controlling interest	(0.41)	(0.30)	(0.27)	(0.43)	(0.40)

Net income	0.82%	0.69%	0.69%	1.00%	1.02%

Average total assets ($ billions)	$516.0	$513.1	$455.5	$403.5	$350.7

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2010 – $286 million; 2009 – $288 million; 2008 – $416 million; 2007 – $531 million; 2006 – $440 million.
T55 Assets under administration and management(1)

($ billions)	2010	2009	2008	2007	2006

Assets under administration
Personal
Retail brokerage	$87.7	$76.4	$74.3	$77.4	$69.7
Investment management and trust	68.8	60.1	55.8	53.1	59.5

	156.5	136.5	130.1	130.5	129.2

Mutual funds	38.8	31.6	27.9	24.8	19.8
Institutional	48.5	47.0	45.1	39.8	42.9

Total	$243.8	$215.1	$203.1	$195.1	$191.9

Assets under management
Personal	$14.4	$13.6	$12.5	$11.2	$10.0
Mutual funds	28.0	22.8	19.6	15.9	13.2
Institutional	6.0	5.2	4.6	4.3	4.6

Total	$48.4	$41.6	$36.7	$31.4	$27.8

(1)	2009 and 2010 data as at October 31; 2006 to 2008 data as at September 30.
T56 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2010	2009

Audit services	$18.0	$16.6
Audit-related services	0.6	0.6
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.2	0.7

Total	$18.9	$18.0

96     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA
T57 Selected quarterly information

	2010				2009
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income	2,243	2,173	2,058	2,147	2,099	2,176	2,087	1,966
Net interest income (TEB(1))	2,313	2,243	2,129	2,222	2,172	2,244	2,164	2,036
Total revenue	3,942	3,784	3,873	3,906	3,735	3,775	3,596	3,351
Total revenue (TEB(1))	4,012	3,854	3,944	3,981	3,808	3,843	3,673	3,421
Provision for credit losses	254	276	338	371	420	554	489	281
Non-interest expenses	2,183	2,023	1,967	2,009	2,064	1,959	1,886	2,010
Provision for income taxes	390	399	444	512	321	303	319	190
Provision for income taxes (TEB(1))	460	469	515	587	394	371	396	260
Net income	1,092	1,062	1,097	988	902	931	872	842
Net income available to common shareholders	1,040	1,011	1,048	939	853	882	821	805

Operating performance
Basic earnings per share ($)	1.00	0.98	1.02	0.92	0.84	0.87	0.81	0.80
Diluted earnings per share ($)	1.00	0.98	1.02	0.91	0.83	0.87	0.81	0.80
Diluted cash earnings per share ($)(1)	1.02	0.99	1.04	0.93	0.85	0.88	0.82	0.82
Return on equity (%)(1)	17.9	18.2	19.9	17.4	16.4	17.3	16.8	16.2
Productivity ratio (%)(TEB)(1)	54.4	52.5	49.9	50.5	54.2	51.0	51.4	58.7
Net interest margin on total average assets (%)(TEB)(1)	1.75	1.68	1.73	1.76	1.74	1.76	1.71	1.52

Balance sheet information ($ billions)
Cash resources and securities	162.6	167.4	181.4	173.5	160.6	148.3	137.5	123.7
Loans and acceptances	291.8	286.5	281.3	275.8	275.9	276.8	306.6	313.2
Total assets	526.7	523.4	526.1	507.6	496.5	486.5	514.5	510.6
Deposits	361.7	365.2	371.2	364.9	350.4	333.7	346.9	346.6
Preferred shares	4.0	4.0	4.0	3.7	3.7	3.7	3.7	3.7
Common shareholders’ equity	23.7	22.5	21.6	21.6	21.1	20.3	20.1	19.9
Assets under administration	243.8	229.3	231.0	226.3	215.1	207.9	196.8	191.8
Assets under management	48.4	44.9	45.4	43.6	41.6	39.8	35.4	34.3

Capital measures
Tier 1 capital ratio (%)	11.8	11.7	11.2	11.2	10.7	10.4	9.6	9.5
Total capital ratio (%)	13.8	13.8	13.3	13.5	12.9	12.7	11.8	11.4
Tangible common equity to risk-weighted assets (%)(1)	9.6	9.3	8.8	8.8	8.2	7.9	7.2	7.2
Asset-to-capital multiple	17.0	17.1	17.7	16.8	16.6	16.6	17.3	18.1
Risk-weighted assets ($ billions)	215.0	213.0	215.1	215.9	221.6	221.5	241.8	239.7

Credit quality
Net impaired loans(2) ($ millions)	3,044	2,598	2,475	2,677	2,563	2,509	2,179	1,602
General allowance for credit losses ($ millions)	1,410	1,450	1,450	1,450	1,450	1,450	1,350	1,323
Sectoral allowance ($ millions)	—	—	24	43	44	48	60	—
Net impaired loans as a % of loans and acceptances(2)	1.04	0.91	0.88	0.97	0.93	0.91	0.71	0.51
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.41	0.43	0.55	0.55	0.63	0.64	0.54	0.36

Common share information
Share price ($)
High	55.76	52.89	55.33	49.93	49.19	46.51	35.85	40.68
Low	49.00	47.71	44.39	44.12	42.95	33.75	23.99	27.35
Close	54.67	51.59	51.78	44.83	45.25	45.92	33.94	29.67
Shares outstanding (millions)
Average — Basic	1,039	1,034	1,030	1,025	1,021	1,017	1,014	1,001
Average — Diluted	1,040	1,036	1,031	1,028	1,024	1,020	1,016	1,003
End of period	1,043	1,038	1,034	1,029	1,025	1,020	1,017	1,012
Dividends per share ($)	0.49	0.49	0.49	0.49	0.49	0.49	0.49	0.49
Dividend yield (%)(3)	3.7	3.9	3.9	4.2	4.3	4.9	6.6	5.8
Market capitalization ($ billions)	57.0	53.6	53.5	46.1	46.4	46.9	34.5	30.0
Book value per common share ($)	22.68	21.67	20.87	21.04	20.55	19.89	19.80	19.67
Market value to book value multiple	2.4	2.4	2.5	2.1	2.2	2.3	1.7	1.5
Price to earnings multiple (trailing 4 quarters)	14.0	13.8	14.2	13.0	13.6	16.6	11.8	9.8

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 27.

(2)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(3)	Based on the average of the high and low common share price for the year.
Scotiabank Annual Report 2010     97

MANAGEMENT’S DISCUSSION AND ANALYSIS
Eleven-year Statistical Review
T58 Consolidated Balance Sheet

As at October 31 ($ millions)	2010	2009	2008	2007

Assets
Cash resources	$46,027	$43,278	$37,318	$29,195

Securities
Trading	64,684	58,067	48,292	59,685
Available-for-sale	47,228	55,699	38,823	28,426
Investment	—	—	—	—
Equity accounted investments	4,651	3,528	920	724

	116,563	117,294	88,035	88,835

Securities purchased under resale agreements	27,920	17,773	19,451	22,542

Loans
Residential mortgages	120,482	101,604	115,084	102,154
Personal and credit cards	62,548	61,048	50,719	41,734
Business and government	103,981	106,520	125,503	85,500

	287,011	269,172	291,306	229,388

Allowance for credit losses	2,787	2,870	2,626	2,241

	284,224	266,302	288,680	227,147

Other
Customers’ liability under acceptances	7,616	9,583	11,969	11,538
Derivative instruments(1)	26,852	25,992	44,810	21,960
Land, buildings and equipment	2,450	2,372	2,449	2,061
Other assets(1)	15,005	13,922	14,913	8,232

	51,923	51,869	74,141	43,791

	$526,657	$496,516	$507,625	$411,510

Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762	$118,919	$100,823
Business and government	210,687	203,594	200,566	161,229
Banks	22,113	23,063	27,095	26,406

	361,650	350,419	346,580	288,458

Other
Acceptances	7,616	9,583	11,969	11,538
Obligations related to securities sold under repurchase agreements	40,286	36,568	36,506	28,137
Obligations related to securities sold short	21,519	14,688	11,700	16,039
Derivative instruments(1)	31,990	28,806	42,811	24,689
Other liabilities(1)	28,947	24,682	31,063	21,138
Non-controlling interest in subsidiaries	579	554	502	497

	130,937	114,881	134,551	102,038

Subordinated debentures	5,939	5,944	4,352	1,710

Capital instrument liabilities	500	500	500	500

Shareholders’ equity
Preferred shares	3,975	3,710	2,860	1,635
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946	3,829	3,566
Retained earnings	21,932	19,916	18,549	17,460
Accumulated other comprehensive income	(4,051)	(3,800)	(3,596)	(3,857)

Total common shareholders’ equity	23,656	21,062	18,782	17,169

	27,631	24,772	21,642	18,804

	$526,657	$496,516	$507,625	$411,510

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation for derivative accounting as the information is not readily available.
98     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA

2006	2005	2004	2003	2002	2001	2000

$23,376	$20,505	$17,155	$20,581	$20,273	$20,160	$18,744

62,490	50,007	43,056	42,899	34,592	27,834	21,821
—	—	—	—	—	—	—
32,870	23,285	15,576	20,141	21,439	25,256	19,162
142	167	141	152	163	194	403

95,502	73,459	58,773	63,192	56,194	53,284	41,386

25,705	20,578	17,880	22,648	32,262	27,500	23,559

89,590	75,520	69,018	61,646	56,295	52,592	50,037
39,058	34,695	30,182	26,277	23,363	20,116	17,988
76,733	62,681	57,384	64,313	77,181	79,460	78,172

205,381	172,896	156,584	152,236	156,839	152,168	146,197

2,607	2,469	2,696	3,217	3,430	4,236	2,853

202,774	170,427	153,888	149,019	153,409	147,932	143,344

9,555	7,576	7,086	6,811	8,399	9,301	8,807
12,098	12,867	15,488	15,308	15,821	15,886	8,244
2,103	1,836	1,823	1,944	2,101	2,325	1,631
7,893	6,777	7,119	6,389	7,921	8,037	7,456

31,649	29,056	31,516	30,452	34,242	35,549	26,138

$379,006	$314,025	$279,212	$285,892	$296,380	$284,425	$253,171

$93,450	$83,953	$79,020	$76,431	$75,558	$75,573	$68,972
141,072	109,389	94,125	93,541	93,830	80,810	76,980
29,392	24,103	22,051	22,700	26,230	29,812	27,948

263,914	217,445	195,196	192,672	195,618	186,195	173,900

9,555	7,576	7,086	6,811	8,399	9,301	8,807
33,470	26,032	19,428	28,686	31,881	30,627	23,792
13,396	11,250	7,585	9,219	8,737	6,442	4,297
12,869	13,004	16,002	14,758	15,500	15,453	8,715
24,799	18,983	13,785	14,145	15,678	15,369	14,586
435	306	280	326	662	586	229

94,524	77,151	64,166	73,945	80,857	77,778	60,426

2,271	2,597	2,615	2,661	3,878	5,344	5,370

750	750	2,250	2,500	2,225	1,975	1,975

600	600	300	300	300	300	300

3,425	3,317	3,229	3,141	3,002	2,920	2,765
15,843	14,126	13,239	11,747	10,398	9,674	8,275
(2,321)	(1,961)	(1,783)	(1,074)	102	239	160

16,947	15,482	14,685	13,814	13,502	12,833	11,200

17,547	16,082	14,985	14,114	13,802	13,133	11,500

$379,006	$314,025	$279,212	$285,892	$296,380	$284,425	$253,171

Scotiabank Annual Report 2010     99

MANAGEMENT’S DISCUSSION AND ANALYSIS
T59 Consolidated Statement of Income

For the year ended October 31 ($ millions)	2010	2009	2008	2007

Interest income
Loans	$12,171	$13,973	$15,832	$13,985
Securities	4,227	4,090	4,615	4,680
Securities purchased under resale agreements	201	390	786	1,258
Deposits with banks	292	482	1,083	1,112

	16,891	18,935	22,316	21,035

Interest expenses
Deposits	6,768	8,339	12,131	10,850
Subordinated debentures	289	285	166	116
Capital instrument liabilities	37	37	37	53
Other	1,176	1,946	2,408	2,918

	8,270	10,607	14,742	13,937

Net interest income	8,621	8,328	7,574	7,098
Provision for credit losses	1,239	1,744	630	270

Net interest income after provision for credit losses	7,382	6,584	6,944	6,828

Other income	6,884	6,129	4,302	5,392

Net interest and other income	14,266	12,713	11,246	12,220

Non-interest expenses
Salaries and employee benefits	4,647	4,344	4,109	3,983
Other(1)	3,535	3,575	3,187	3,011
Restructuring provisions following acquisitions	—	—	—	—

	8,182	7,919	7,296	6,994

Income before the undernoted	6,084	4,794	3,950	5,226
Provision for income taxes	1,745	1,133	691	1,063
Non-controlling interest in net income of subsidiaries	100	114	119	118

Net income	$4,239	$3,547	$3,140	$4,045

Preferred dividends paid and other	201	186	107	51

Net income available to common shareholders	$4,038	$3,361	$3,033	$3,994

Average number of common shares outstanding (millions):
Basic	1,032	1,013	987	989
Diluted	1,034	1,016	993	997
Earnings per common share (in dollars):
Basic	$3.91	$3.32	$3.07	$4.04
Diluted	$3.91	$3.31	$3.05	$4.01
Dividends per common share (in dollars)	$1.96	$1.96	$1.92	$1.74

(1)	Other non-interest expenses include a loss on disposal of subsidiary operations in 2003 and 2002 of $31 and $237, respectively.
100     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA

2006	2005	2004	2003	2002	2001	2000

$11,575	$9,236	$8,480	$9,073	$9,635	$11,530	$11,044
4,124	3,104	2,662	2,859	3,087	3,062	2,286
1,102	817	594	872	1,073	1,519	1,085
881	646	441	442	573	872	916

17,682	13,803	12,177	13,246	14,368	16,983	15,331

8,589	5,755	4,790	5,222	5,519	8,233	8,192
130	134	112	139	203	303	324
53	53	164	182	158	136	120
2,502	1,990	1,410	1,735	1,971	2,247	1,616

11,274	7,932	6,476	7,278	7,851	10,919	10,252

6,408	5,871	5,701	5,968	6,517	6,064	5,079
216	230	390	893	2,029	1,425	765

6,192	5,641	5,311	5,075	4,488	4,639	4,314

4,800	4,529	4,320	4,015	3,942	4,071	3,665

10,992	10,170	9,631	9,090	8,430	8,710	7,979

3,768	3,488	3,452	3,361	3,344	3,220	2,944
2,675	2,555	2,410	2,370	2,630	2,442	2,209
—	—	—	—	—	—	(34)

6,443	6,043	5,862	5,731	5,974	5,662	5,119

4,549	4,127	3,769	3,359	2,456	3,048	2,860
872	847	786	777	594	869	983
98	71	75	160	154	102	43

$3,579	$3,209	$2,908	$2,422	$1,708	$2,077	$1,834

30	25	16	16	16	16	16

$3,549	$3,184	$2,892	$2,406	$1,692	$2,061	$1,818

988	998	1,010	1,010	1,009	1,001	991
1,001	1,012	1,026	1,026	1,026	1,018	1,003

$3.59	$3.19	$2.87	$2.38	$1.68	$2.06	$1.83
$3.55	$3.15	$2.82	$2.34	$1.65	$2.02	$1.81
$1.50	$1.32	$1.10	$0.84	$0.73	$0.62	$0.50

Scotiabank Annual Report 2010     101

MANAGEMENT’S DISCUSSION AND ANALYSIS
T60 Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2010	2009	2008	2007

Preferred shares
Balance at beginning of year	$3,710	$2,860	$1,635	$600
Issued	265	850	1,225	1,035

Balance at end of year	3,975	3,710	2,860	1,635

Common shares and contributed surplus
Common shares:
Balance at beginning of year	4,946	3,829	3,566	3,425
Issued	804	1,117	266	184
Purchased for cancellation	—	—	(3)	(43)

Balance at end of year	5,750	4,946	3,829	3,566

Contributed surplus:
Balance at beginning of year	—	—	—	—
Stock option expense	25	—	—	—

Balance at end of year	25	—	—	—

Total	5,775	4,946	3,829	3,566

Retained earnings
Balance at beginning of year	19,916	18,549	17,460	15,843
Adjustments	—	—	—	(61	)(1)
Net income	4,239	3,547	3,140	4,045
Dividends: Preferred	(201)	(186)	(107)	(51)
Common	(2,023)	(1,990)	(1,896)	(1,720)
Purchase of shares and premium on redemption	—	—	(37)	(586)
Other	1	(4)	(11)	(10)

Balance at end of year	21,932	19,916	18,549	17,460

Accumulated other comprehensive income (loss)
Balance at beginning of year	(3,800)	(3,596)	(3,857)	(2,321)
Cumulative effect of adopting new accounting policies	—	595 (5)	—	683
Other comprehensive income (loss)	(251)	(799)	261	(2,219)

Balance at end of year	(4,051)	(3,800)	(3,596)	(3,857)

Total shareholders’ equity at end of year	$27,631	$24,772	$21,642	$18,804

T61 Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2010	2009	2008	2007

Net income	$4,239	$3,547	$3,140	$4,045
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation gains (losses)	(591)	(1,736)	2,368	(2,228)
Net change in unrealized gains (losses) on available-for-sale securities	278	894	(1,588)	(67)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	62	43	(519)	76

Other comprehensive income (loss)	(251)	(799)	261	(2,219)

Comprehensive income	$3,988	$2,748	$3,401	$1,826

(1)	Results from the adoption of new financial instruments accounting standards.

(2)	Cumulative effect of adoption of new stock-based compensation accounting standard.

(3)	Cumulative effect of adoption of new goodwill accounting standard.

(4)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(5)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments. Refer to Note 1 of the Consolidated Financial Statements for details.
102     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA

2006		2005	2004	2003	2002		2001		2000

$600		$300	$300	$300	$300		$300		$300
—		300	—	—	—		—		—

600		600	300	300	300		300		300

3,316		3,228	3,140	3,002	2,920		2,765		2,678
135		172	117	163	101		155		87
(26)		(84)	(29)	(25)	(19)		—		—

3,425		3,316	3,228	3,140	3,002		2,920		2,765

1		1	1	—	—		—		—
(1)		—	—	1	—		—		—

—		1	1	1	—		—		—

3,425		3,317	3,229	3,141	3,002		2,920		2,765

14,126		13,239	11,747	10,398	9,674		8,275		6,956
(25	)(2)	—	—	—	(76	)(3)	(39	)(4)	—
3,579		3,209	2,908	2,422	1,708		2,077		1,834
(30)		(25)	(16)	(16)	(16)		(16)		(16)
(1,483)		(1,317)	(1,110)	(849)	(732)		(621)		(496)
(324)		(973)	(290)	(201)	(154)		—		—
—		(7)	—	(7)	(6)		(2)		(3)

15,843		14,126	13,239	11,747	10,398		9,674		8,275

(1,961)		(1,783)	(1,074)	102	239		160		(3)
—		—	—	—	—		—		—
(360)		(178)	(709)	(1,176)	(137)		79		163

(2,321)		(1,961)	(1,783)	(1,074)	102		239		160

$17,547		$16,082	$14,985	$14,114	$13,802		$13,133		$11,500

2006		2005	2004	2003	2002		2001		2000

$3,579		$3,209	$2,908	$2,422	$1,708		$2,077		$1,834

(360)		(178)	(709)	(1,176)	(137)		79		163

—		—	—	—	—		—		—

—		—	—	—	—		—		—

(360)		(178)	(709)	(1,176)	(137)		79		163

$3,219		$3,031	$2,199	$1,246	$1,571		$2,156		$1,997

Scotiabank Annual Report 2010     103

MANAGEMENT’S DISCUSSION AND ANALYSIS
T62 Other statistics

For the year ended October 31	2010	2009	2008	2007

Operating performance
Basic earnings per share ($)	3.91	3.32	3.07	4.04
Diluted earnings per share ($)	3.91	3.31	3.05	4.01
Return on equity (%)(1)	18.3	16.7	16.7	22.0
Productivity ratio (%)(TEB(1))	51.8	53.7	59.4	53.7
Return on assets (%)	0.82	0.69	0.69	1.00

Net interest margin on total average assets (%)(TEB(1))	1.73	1.68	1.75	1.89

Capital measures(2)
Tier 1 capital ratio (%)	11.8	10.7	9.3	9.3
Total capital ratio (%)	13.8	12.9	11.1	10.5
Tangible common equity to risk-weighted assets(1) (%)	9.6	8.2	6.6	7.4

Assets-to-capital multiple	17.0	16.6	18.0	18.2

Common share information
Share price ($):
High	55.76	49.19	54.00	54.73
Low	44.12	23.99	35.25	46.70
Close	54.67	45.25	40.19	53.48
Number of shares outstanding (millions)	1,043	1,025	992	984
Dividends per share ($)	1.96	1.96	1.92	1.74
Dividend yield (%)(3)	3.9	5.4	4.3	3.4
Price to earnings multiple(4)	14.0	13.6	13.1	13.2

Book value per common share ($)	22.68	20.55	18.94	17.45

Other information
Average total assets ($ millions)	515,991	513,149	455,539	403,475
Number of branches and offices	2,784	2,686	2,672	2,331
Number of employees(5)	70,772	67,802	69,049	58,113

Number of automated banking machines	5,978	5,778	5,609	5,283

(1)	Non-GAAP measure. Refer to non-GAAP measures on page 27.

(2)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(3)	Based on the average of the high and low common share price for the year.

(4)	Based on the closing common share price.

(5)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all of its subsidiaries.
104     2010 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS | SUPPLEMENTARY DATA

2006	2005	2004	2003	2002	2001	2000

3.59	3.19	2.87	2.38	1.68	2.06	1.83
3.55	3.15	2.82	2.34	1.65	2.02	1.81
22.1	20.9	19.9	17.6	13.0	17.3	17.6
55.3	56.3	56.9	55.9	55.7	54.6	57.3
1.02	1.04	1.02	0.84	0.58	0.76	0.77

1.95	2.00	2.10	2.16	2.29	2.32	2.21

10.2	11.1	11.5	10.8	9.9	9.3	8.6
11.7	13.2	13.9	13.2	12.7	13.0	12.2
8.3	9.3	9.7	8.9	8.3	7.8	7.0

17.1	15.1	13.8	14.4	14.5	13.5	13.7

49.80	44.22	40.00	33.70	28.10	25.25	22.83
41.55	36.41	31.08	22.28	21.01	18.65	13.03
49.30	42.99	39.60	32.74	22.94	21.93	21.75
990	990	1,009	1,011	1,008	1,008	996
1.50	1.32	1.10	0.84	0.73	0.62	0.50
3.3	3.3	3.1	3.0	3.0	2.8	2.8
13.7	13.5	13.8	13.8	13.7	10.6	11.9

17.13	15.64	14.56	13.67	13.39	12.74	11.25

350,709	309,374	283,986	288,513	296,852	271,843	238,664
2,191	1,959	1,871	1,850	1,847	2,005	1,695
54,199	46,631	43,928	43,986	44,633	46,804	40,946

4,937	4,449	4,219	3,918	3,693	3,761	2,669

Scotiabank Annual Report 2010     105

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.
     Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2010, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued the report below.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
Toronto, Canada

December 3, 2010
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of The Bank of Nova Scotia
We have audited The Bank of Nova Scotia’s (the “Bank’s”) internal control over financial reporting as of October 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We also have conducted our audits on the consolidated balance sheets of the Bank as at October 31, 2010 and 2009 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 3, 2010 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
Chartered Accountants, Licensed Public Accountants Toronto, Canada,
December 3, 2010
106     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements

108	Management’s Responsibility for Financial Information

109	Shareholders’ Auditors’ Report

110	Consolidated Balance Sheet

111	Consolidated Statement of Income

112	Consolidated Statement of Changes in Shareholders’ Equity

112	Consolidated Statement of Comprehensive Income

113	Consolidated Statement of Cash Flows

114	Notes to the Consolidated Financial Statements
Scotiabank Annual Report 2010     107

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Canada

December 3, 2010
108     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
SHAREHOLDERS’ AUDITORS’ REPORT
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia (the Bank) as at October 31, 2010 and 2009 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income, and Cash Flows for each of the years in the three-year period ended October 31, 2010. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted accounting principles.
KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 3, 2010
Scotiabank Annual Report 2010     109

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 ($ millions)	2010	2009

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,730	$3,355
Interest-bearing deposits with banks	35,800	34,343
Precious metals	6,497	5,580

	46,027	43,278

Securities (Note 3)
Trading	64,684	58,067
Available-for-sale	47,228	55,699
Equity accounted investments	4,651	3,528

	116,563	117,294

Securities purchased under resale agreements	27,920	17,773

Loans (Note 4)
Residential mortgages	120,482	101,604
Personal and credit cards	62,548	61,048
Business and government	103,981	106,520

	287,011	269,172
Allowance for credit losses (Note 5 (b))	2,787	2,870

	284,224	266,302

Other
Customers’ liability under acceptances	7,616	9,583
Derivative instruments (Note 28 (d))	26,852	25,992
Land, buildings and equipment (Note 7)	2,450	2,372
Goodwill (Note 8)	3,050	2,908
Other intangible assets (Note 8)	589	561
Other assets (Note 9)	11,366	10,453

	51,923	51,869

	$526,657	$496,516

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$128,850	$123,762
Business and government	210,687	203,594
Banks	22,113	23,063

	361,650	350,419

Other
Acceptances	7,616	9,583
Obligations related to securities sold under repurchase agreements	40,286	36,568
Obligations related to securities sold short	21,519	14,688
Derivative instruments (Note 28 (d))	31,990	28,806
Other liabilities (Note 11)	28,947	24,682
Non-controlling interest in subsidiaries	579	554

	130,937	114,881

Subordinated debentures (Note 12)	5,939	5,944

Capital instrument liabilities (Note 13)	500	500

Shareholders’ equity
Preferred shares (Note 14)	3,975	3,710
Common shareholders’ equity
Common shares and contributed surplus (Note 15)	5,775	4,946
Retained earnings	21,932	19,916
Accumulated other comprehensive income (loss) (Note 17)	(4,051)	(3,800)

Total common shareholders’ equity	23,656	21,062

	27,631	24,772

	$526,657	$496,516

John T. Mayberry	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
The accompanying notes are an integral part of these consolidated financial statements.
110     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2010	2009	2008

Interest income
Loans	$12,171	$13,973	$15,832
Securities	4,227	4,090	4,615
Securities purchased under resale agreements	201	390	786
Deposits with banks	292	482	1,083

	16,891	18,935	22,316

Interest expenses
Deposits	6,768	8,339	12,131
Subordinated debentures	289	285	166
Capital instrument liabilities	37	37	37
Other	1,176	1,946	2,408

	8,270	10,607	14,742

Net interest income	8,621	8,328	7,574
Provision for credit losses (Note 5 (b))	1,239	1,744	630

Net interest income after provision for credit losses	7,382	6,584	6,944

Other income
Card revenues	426	424	397
Deposit and payment services	883	905	862
Mutual funds	582	371	317
Investment management, brokerage and trust services	781	728	760
Credit fees	831	866	579
Trading revenues	1,016	1,057	188
Underwriting fees and other commissions	561	620	402
Foreign exchange other than trading	337	373	314
Net gain (loss) on securities, other than trading (Note 3 (d))	355	(412)	(374)
Securitization revenues	124	409	130
Other	988	788	727

	6,884	6,129	4,302

Net interest and other income	14,266	12,713	11,246

Non-interest expenses
Salaries and employee benefits	4,647	4,344	4,109
Premises and technology	1,526	1,543	1,417
Communications	340	346	326
Advertising and business development	364	307	320
Professional	224	216	227
Business and capital taxes	171	177	116
Other	910	986	781

	8,182	7,919	7,296

Income before the undernoted	6,084	4,794	3,950
Provision for income taxes (Note 19)	1,745	1,133	691
Non-controlling interest in net income of subsidiaries	100	114	119

Net income	$4,239	$3,547	$3,140

Preferred dividends paid	201	186	107

Net income available to common shareholders	$4,038	$3,361	$3,033

Average number of common shares outstanding (millions) (Note 21):
Basic	1,032	1,013	987
Diluted	1,034	1,016	993

Earnings per common share (in dollars)(1) (Note 21):
Basic	$3.91	$3.32	$3.07
Diluted	$3.91	$3.31	$3.05
Dividends per common share (in dollars)	$1.96	$1.96	$1.92

(1)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
Scotiabank Annual Report 2010     111

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2010	2009	2008

Preferred shares (Note 14)
Balance at beginning of year	$3,710	$2,860	$1,635
Issued	265	850	1,225

Balance at end of year	3,975	3,710	2,860

Common shares and contributed surplus (Note 15)
Common shares:
Balance at beginning of year	4,946	3,829	3,566
Issued	804	1,117	266
Purchased for cancellation	—	—	(3)

Balance at end of year	5,750	4,946	3,829

Contributed surplus:
Balance at beginning of year	—	—	—
Stock option expense (Note 18)	25	—	—

Balance at end of year	25	—	—

Total	5,775	4,946	3,829

Retained earnings
Balance at beginning of year	19,916	18,549	17,460
Net income	4,239	3,547	3,140
Dividends: Preferred	(201)	(186)	(107)
Common	(2,023)	(1,990)	(1,896)
Purchase of shares	—	—	(37)
Other	1	(4)	(11)

Balance at end of year(1)	21,932	19,916	18,549

Accumulated other comprehensive income (loss)
Balance at beginning of year as previously reported	(3,800)	(3,596)	(3,857)
Cumulative effect of adopting new accounting policies	—	595 (2)	—

Balance at beginning of year as restated	(3,800)	(3,001)	(3,857)
Other comprehensive income (loss) (Note 17)	(251)	(799)	261

Balance at end of year	(4,051)	(3,800)	(3,596)

Total shareholders’ equity at end of year	$27,631	$24,772	$21,642

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2010	2009	2008

Net income	$4,239	$3,547	$3,140

Other comprehensive income (loss), net of income taxes (Note 17):
Net change in unrealized foreign currency translation gains (losses)	(591)	(1,736)	2,368
Net change in unrealized gains (losses) on available-for-sale securities	278	894	(1,588)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	62	43	(519)

Other comprehensive income (loss)	(251)	(799)	261

Comprehensive income	$3,988	$2,748	$3,401

(1)	Includes undistributable retained earnings of $28 (2009 – $26; 2008 – $25) of a foreign associated corporation which are subject to local regulatory restriction.

(2)	Refer to Note 1 for impact of new accounting policies adopted in 2009 related to classification and impairment of financial instruments.
The accompanying notes are an integral part of these consolidated financial statements.
112     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2010	2009	2008

Cash flows from operating activities
Net income	$4,239	$3,547	$3,140
Adjustments to determine net cash flows from (used in) operating activities:
Depreciation and amortization	334	330	291
Provision for credit losses	1,239	1,744	630
Future income taxes	557	162	(367)
Net gain (loss) on securities, other than trading	(355)	412	374
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	186	(229)	60
Trading securities	(7,052)	(10,898)	13,721
Derivative assets	(2,642)	17,320	(15,292)
Derivative liabilities	4,353	(12,009)	11,202
Other, net	(3,804)	(11,426)	6,290

	(2,945)	(11,047)	20,049

Cash flows from financing activities
Deposits	14,248	17,031	28,106
Obligations related to securities sold under repurchase agreements	4,104	1,109	6,913
Obligations related to securities sold short	6,872	3,165	(5,020)
Subordinated debentures issued	—	2,000	3,144
Subordinated debentures redemptions/repayments	(11)	(359)	(691)
Preferred shares issued	265	600	1,225
Common shares issued	753	585	234
Common shares redeemed/purchased for cancellation	—	—	(40)
Cash dividends paid	(2,224)	(2,176)	(2,003)
Other, net	5,182	(1,789)	(101)

	29,189	20,166	31,767

Cash flows from investing activities
Interest-bearing deposits with banks	(3,383)	(5,781)	(5,052)
Securities purchased under resale agreements	(9,789)	980	3,793
Loans, excluding securitizations	(26,725)	(12,583)	(47,483)
Loan securitizations	3,762	11,879	5,121
Securities, other than trading
Purchases	(28,125)	(40,197)	(41,444)
Maturities	11,307	7,422	16,842
Sales	28,214	31,985	19,346
Land, buildings and equipment, net of disposals	(304)	(199)	(401)
Other, net(1)	(690)	(1,635)	(2,399)

	(25,733)	(8,129)	(51,677)

Effect of exchange rate changes on cash and cash equivalents	(136)	(209)	297

Net change in cash and cash equivalents	375	781	436
Cash and cash equivalents at beginning of year	3,355	2,574	2,138

Cash and cash equivalents at end of year(2)	$3,730	$3,355	$2,574

Cash disbursements made for:
Interest	$8,415	$11,138	$14,544
Income taxes	$1,795	$1,234	$1,212

(1)	Comprises investments in subsidiaries, associated corporations and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of nil (2009 – $523; 2008 – nil), net of cash and cash equivalents at the date of acquisition of $203 (2009 – $4; 2008 – $37), and net of non-cumulative preferred shares issued of nil (2009 – $250; 2008 – nil).

(2)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these consolidated financial statements.
Scotiabank Annual Report 2010     113

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE 2010

Consolidated Financial Statements

Page	Note
115	1.	Significant accounting policies

120	2.	Future accounting changes

121	3.	Securities

123	4.	Loans

125	5.	Impaired loans and allowance for credit losses

125	6.	Variable interest entities

126	7.	Land, buildings and equipment

127	8.	Goodwill and other intangible assets

127	9.	Other assets

127	10.	Deposits

127	11.	Other liabilities

128	12.	Subordinated debentures

128	13.	Capital instrument liabilities, trust securities and trust subordinated notes

130	14.	Preferred shares

132	15.	Common shares

133	16.	Capital management

134	17.	Accumulated other comprehensive income (loss)

135	18.	Stock-based compensation

137	19.	Corporate income taxes

138	20.	Employee future benefits

140	21.	Earnings per common share

140	22.	Related party transactions

140	23.	Segmented results of operations

143	24.	Guarantees, commitments and contingent liabilities

145	25.	Financial instruments – risk management

154	26.	Financial instruments – fair value

156	27.	Financial instruments designated as trading

156	28.	Derivative instruments

160	29.	Acquisitions

160	30.	Subsequent events

161	31.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
114     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

1	Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 31 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of available-for-sale securities, the determination of the primary beneficiary of a variable interest entity (VIE), goodwill impairment and contingent liabilities. Actual results could differ from these and other estimates.
Certain comparative amounts have been reclassified to conform with current year presentation.
Changes in accounting standards and policies
There were no changes to accounting policies in the current fiscal year.
Prior year changes in accounting standards
Classification and impairment of financial assets
In August 2009, the Canadian Institute of Chartered Accountants (CICA) issued amendments to its Financial Instruments – Recognition and Measurement standard to achieve substantial consistency with International Financial Reporting Standards (IFRS). The amendments were effective for the Bank commencing November 1, 2008 and adopted the definition of loans and receivables from IFRS. The definition of loans and receivables allows debt securities that are not quoted in an active market to be classified as loans and carried at amortized cost. The amendments require that only credit-related impairment charges be recognized in the Consolidated Statement of Income for debt securities carried at amortized cost. Impairment charges for debt securities classified as loans are recorded through the provision for credit losses. The reversal of impairment charges through the Consolidated Statement of Income for debt instruments classified as available-for-sale is allowed.
The Bank reclassified certain securities not quoted in an active market and not managed on a fair value basis to loans measured at amortized cost. Impairment of debt securities classified as loans are assessed and recorded in accordance with the Bank’s accounting policies for Loans and Allowance for Credit Losses.
In accordance with these amendments, changes were made effective November 1, 2008. Periods prior to November 1, 2008 were not restated as a result of implementing these amendments. Refer to Note 4(a) for more details.
The following table summarizes the impact of the reclassifications as at November 1, 2008:

$ millions	Increase/
Balance sheet category	(Decrease)
Securities	$(8,529)
Loans	9,447
Future income tax assets (Other assets)	(323)
Accumulated other comprehensive income (after-tax)	595
Financial instrument disclosures
In June 2009, the CICA issued amendments to its Financial Instruments – Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under IFRS. These amendments were effective for the Bank commencing November 1, 2008 and introduced a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments (refer to Note 26). The fair values for the three levels are based on:
•	Level 1 – quoted prices in active markets

•	Level 2 – models using observable inputs other than quoted market prices

•	Level 3 – models using inputs that are not based on observable market data
Goodwill and intangible assets
Effective November 1, 2008, the Bank adopted a new CICA accounting standard for Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet.
Changes in accounting standards prior to November 1, 2008
Reclassification of financial assets
In October 2008, the CICA issued amendments to the accounting standard on Financial Instruments – Recognition and Measurement. The amendments permit the reclassification of non-derivative financial assets, not designated under the fair value option, to be reclassified out of the held-for-trading category under rare circumstances. For the period ended October 31, 2008, the Bank was permitted to retrospectively reclassify items from August 1, 2008. Any future reclassifications would need to be applied prospectively. In accordance with these amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008. Details of the securities reclassified are provided in Note 3.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
Investments where the Bank has significant influence, which is normally, but not always evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are recorded as equity accounted investments in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income – securities or other income, as appropriate, in the Consolidated Statement of Income.
The Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is
Scotiabank Annual Report 2010     115

CONSOLIDATED FINANCIAL STATEMENTS
insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded net unrealized gains or losses thereon in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income.
Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income – trading revenues in the Consolidated Statement of Income.
Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
Unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income.
Precious metals
Precious metals are carried at fair value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at fair value and included in other liabilities in the Consolidated Balance Sheet.
Securities
Securities are categorized as available-for-sale, trading, held-to-maturity or equity accounted investments. Securities designated as available-for-sale are recorded at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they are recorded in the Consolidated Statement of Income. Available-for-sale equity securities that do not have a quoted price in an active market are recorded at cost.
Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method. When there has been a decline in value of available-for-sale debt or equity instrument that is other than temporary, the carrying value of the securities is reduced to fair value. Such reductions, if any, together with realized gains and losses on disposals, which are determined on an average cost basis, are reclassified from other comprehensive income and included in other income – net gain (loss) on securities, other than trading in the Consolidated Statement of Income.
Interest income on these securities are recognized thereafter using the revised effective interest rate applicable. Commencing November 1, 2008, recoveries in fair value due to events occurring after the date of impairment are included in net income to a maximum of the original impairment charge. Prior to fiscal 2009, these recoveries in fair value were included in other comprehensive income.
Trading securities are those securities intended to be held for a short period of time and are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses due to market fluctuations are included in other income – trading revenues in the Consolidated Statement of Income.
Commencing November 1, 2008, debt securities which are not trading securities or have not been designated as available-for-sale, and that are not quoted in an active market are classified as loans. Debt securities classified as loans are carried at amortized cost.
The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of the Consolidated Balance Sheet and the Consolidated Statement of Income.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are accounted for as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Transactions costs
The transaction costs relating to non-trading financial assets and non-trading financial liabilities are capitalized and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument using the effective interest method. Transaction costs relating to trading financial assets and trading financial liabilities are immediately recognized in other income – trading revenue in the Consolidated Statement of Income.
Loans
The definition of loans includes debt instruments that are not quoted in an active market and have fixed or determinable cash flows. As a result, certain debt securities which are not classified as trading securities or have not been designated as available-for-sale, and are not quoted in an active market are classified as loans on the Consolidated Balance Sheet. Prior to November 1, 2008, debt securities were not permitted to be classified as loans and were treated as either trading or available-for-sale securities.
Loans are accounted for at amortized cost, except those designated or classified as trading, which are carried at fair value.
Loans transacted after October 31, 2009 that are managed on a fair value basis or are purchased to economically hedge credit derivatives transacted for customers are classified as trading loans, and those outstanding as at October 31, 2009 are designated as trading (see Notes 4 and 27, respectively).
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet. Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees
116     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income.
A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there no longer is reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan. Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances, general allowance and a sectoral allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
For mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific provision.
The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sectoral allowances
A sectoral allowance is established when an industry sector or geographic region experiences specific adverse events or changes in economic conditions and it is considered necessary to establish an additional allowance for loan losses for the group of loans as a whole, even though the individual loans comprising the group are still classified as performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance.
The sectoral allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover
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CONSOLIDATED FINANCIAL STATEMENTS
substantially all of its recorded investment are classified in available-for-sale securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment and, if required, the retained interest’s carrying value is reduced to fair value by a charge to other income – net gain (loss) on securities, other than trading in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income – other in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income – other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment and computer software – 3 to 10 years, and leasehold improvements – term of lease.
The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to six reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities. The fair value of the reporting units is determined using an internally developed valuation model using a market approach. The market approach considers various factors including normalized earnings, projected forward earnings and price earnings multiples.
Effective November 1, 2008, other intangible assets include certain software costs previously recorded as Land, buildings and equipment.
Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.
The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income. Derivative instruments designated as “asset/liability management” are those used to manage the Bank’s non-trading interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
All derivatives, including embedded derivatives for which separate accounting is required, are recorded at fair value in the Consolidated Balance Sheet. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable. The gains and losses resulting from changes in fair values of trading derivatives are included in other income – trading revenues in the Consolidated Statement of Income.
Changes in the fair value of asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair values are recorded in the Consolidated Statement of Income as follows: interest-related contracts in net interest income; options used in managing non-trading securities in net gain (loss) on securities, other than trading; and other derivative contracts in other income – other. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value included in salaries and employee expense in the Consolidated Statement of Income.
Hedge accounting
The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking these derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions.
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CONSOLIDATED FINANCIAL STATEMENTS
The Bank also formally assesses both at a hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items.
Hedge ineffectiveness is measured and recognized in the Consolidated Statement of Income. When either a fair value hedge or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value without any offset from the hedged item.
There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.
Fair value hedges
For fair value hedges, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate exposures. The main financial instruments designated as fair value hedged items include debt securities, loans, deposit liabilities and subordinated debentures.
Cash flow hedges
For cash flow hedges, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate exposures.
Net investment hedges
For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income. The Bank designates foreign currency liabilities and derivatives as hedging instruments. These amounts are recognized in income when the corresponding cumulative translation adjustments from self-sustaining foreign operations are recognized in income.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 10 to 20 years. For principal other benefit plans, these periods range from 8 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 10 to 20 years and from 8 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 18.
Employee stock options with Tandem Stock Appreciation Rights (Tandem SARs), provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability, which primarily arise from fluctuations in the market price of the Bank’s common shares, are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
Stock options that do not contain the tandem share appreciation features require settlement in shares only. These stock options are expensed on a graded vesting basis using the grant date fair-value (Black-Scholes pricing model) and are recorded in salaries and employee benefits expense in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet. If the employee exercises the option, both the exercise price proceeds together with the amount recorded in contributed surplus are credited to common shares in the Consolidated Balance Sheet.
For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
The Bank’s other stock-based compensation plans are accounted for in a similar manner as stock options with Tandem SAR features, except that other stock-based compensation expense is recognized evenly over an applicable vesting period.
For SARs, including Tandem SARs and other stock-based compensation, the Bank recognizes i) the compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date immediately on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period over the timeframe between the grant date and the date of retirement eligibility.
Stock options granted to non-officer directors do not have Tandem SAR features.
Scotiabank Annual Report 2010     119

CONSOLIDATED FINANCIAL STATEMENTS
Earnings per share (EPS)
Basic EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future. The number of additional shares for inclusion in diluted EPS is determined using the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and the proceeds used to purchase common shares at the average market price. The incremental number of common shares is included in the calculation of diluted shares.
Guarantees
A liability is recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset.

2	Future accounting changes
The following summarizes future accounting changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2010.
Business Combinations, Consolidated Financial Statements, and Non-controlling Interests
In January 2009, the CICA issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. The Business Combinations standard provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Most acquisition-related costs must be accounted for as expenses in the periods they are incurred. This new standard will be applicable for acquisitions that are completed on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to International Financial Reporting Standards in 2011. The Consolidated Financial Statements standard establishes guidance for preparing consolidated financial statements after the acquisition date. The Non-controlling Interests standard provides guidance on the accounting and presentation of non-controlling interest. These new standards must all be adopted concurrently.
International Financial Reporting Standards (IFRS)
International Financial Reporting Standards will replace current Canadian GAAP for publicly accountable enterprises beginning in 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. The impact of IFRS on the Bank’s consolidated financial results at the time of transition is dependent upon prevailing business circumstances, market factors and economic conditions at that time, as well as the accounting elections that have not yet been made. As a result, the transition impact is not reasonably determinable at this time.
120     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

3	Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2010		2009
					No
	Within	Three to	One to	Over	specific		Carrying		Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value		value

Trading securities:
Canadian federal government debt	$870	$3,418	$6,988	$6,851	$—		$18,127		$18,402
Canadian provincial and municipal debt	980	720	905	1,882	—		4,487		4,740
U.S. treasury and other U.S. agencies’ debt	1	682	2,096	2,286	—		5,065		2,699
Other foreign governments’ debt	576	996	2,186	997	—		4,755		1,564
Common shares	—	—	—	—	22,264		22,264		19,698
Other	1,398	1,382	5,687	1,519	—		9,986		10,964

Total	3,825	7,198	17,862	13,535	22,264		64,684	(1)	58,067	(1)

Available-for-sale securities:
Canadian federal government debt	8	2,730	6,331	23	—		9,092		11,602
Mortgage-backed securities(2)	112	830	17,430	209	—		18,581		21,384
Canadian provincial and municipal debt	—	—	1,115	16	—		1,131		1,184
U.S. treasury and other U.S. agencies’ debt	435	26	94	685	—		1,240		701
Other foreign governments’ debt	966	916	2,038	1,785	—		5,705		7,989
Bonds of designated emerging markets	—	—	62	250	—		312		445
Other debt	634	2,233	3,736	1,603	—		8,206		9,599
Preferred shares	—	—	—	—	475		475		421
Common shares(3)	—	—	—	—	2,486		2,486		2,374

Total	2,155	6,735	30,806	4,571	2,961		47,228		55,699

Equity accounted investments:	—	—	—	—	4,651	(4)	4,651		3,528

Total securities	$5,980	$13,933	$48,668	$18,106	$29,876		$116,563		$117,294

Total by currency (in Canadian equivalent):
Canadian dollar	$2,691	$8,896	$37,519	$11,262	$23,667		$84,035		$86,246
U.S. dollar	1,176	2,095	5,916	4,082	3,685		16,954		16,209
Mexican peso	1,051	338	1,008	325	140		2,862		2,176
Other currencies	1,062	2,604	4,225	2,437	2,384		12,712		12,663

Total securities	$5,980	$13,933	$48,668	$18,106	$29,876		$116,563		$117,294

(1)	Includes $444 (2009 – $278) in mortgage-backed securities.

(2)	Includes NHA mortgage-backed securities created and retained by the Bank. The outstanding balance of these mortgage-backed securities is $17,809 (2009 – $20,864). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(3)	The carrying value of available-for-sale equity securities that are not quoted in an active market is $918 (2009 – $958).

(4)	Equity accounted investments have no stated term, and as a result, have been classified in the “No specific maturity” column.
In accordance with CICA amendments to the accounting standard on Financial Instruments – Recognition and Measurement discussed in Note 1, the Bank reclassified certain trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million.
As at October 31, 2010, the fair values of the remaining bond assets and preferred shares were $128 million (2009 – $257 million) and $52 million (2009 – $67 million) respectively. Due to the reclassification of the bond assets and preferred shares, for the year ended October 31, 2010, the Bank recorded after-tax gains in other comprehensive income of $9 million (2009 – gains of $26 million; 2008 – losses of $21 million) and $3 million (2009 – gains of $6 million; 2008 – losses of $7 million), respectively, relating to fair value movements. If the reclassifications of these bond assets and preferred shares had not been made, pre-tax gains of $12 million (2009 – gains of $33 million; 2008 – losses of $26 million) and $4 million (2009 – gains of $9 million; 2008 – losses of $10 million), respectively, would have been recorded in the Consolidated Statement of Income.
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CONSOLIDATED FINANCIAL STATEMENTS
(b) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	2010				2009
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
As at October 31 ($ millions)	Cost(1)	gains	losses	value	Cost(1)	gains	losses	value

Canadian federal government debt	$8,927	$166	$1	$9,092	$11,507	$163	$68	$11,602
Mortgage-backed securities(2)	18,100	494	13	18,581	20,972	488	76	21,384
Canadian provincial and municipal debt	1,102	29	—	1,131	1,164	20	—	1,184
U.S. treasury and other U.S. agencies’ debt	1,226	18	4	1,240	706	9	14	701
Other foreign governments’ debt	5,458	287	40	5,705	7,703	321	35	7,989
Bonds of designated emerging markets	180	132	—	312	270	175	—	445
Other debt	8,132	217	143	8,206	9,609	224	234	9,599
Preferred shares	488	24	37	475	544	17	140	421
Common shares	2,198	320	32	2,486	2,211	224	61	2,374

Total available-for-sale securities	$45,811	$1,687	$270	$47,228	$54,686	$1,641	$628	$55,699

(1)	Cost for debt securities is amortized cost.

(2)	Includes NHA mortgage-backed securities created and retained by the Bank.
The net unrealized gain on available-for-sale securities of $1,417 million (2009 – $1,013 million) decreases to a net unrealized gain of $1,189 million (2009 – decreases to $828 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities are taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.
(c) An analysis of available-for-sale securities with continuous unrealized losses:

	2010
	Less than 12 months			12 months or greater			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
As at October 31 ($ millions)	Cost	value	losses	Cost	value	losses	Cost	value	losses

Canadian federal government debt	$893	$892	$1	$—	$—	$—	$893	$892	$1
Mortgage-backed securities	97	96	1	461	449	12	558	545	13
Canadian provincial and municipal debt	10	10	—	—	—	—	10	10	—
U.S. treasury and other U.S. agencies’ debt	102	99	3	10	9	1	112	108	4
Other foreign governments’ debt	1,800	1,775	25	73	58	15	1,873	1,833	40
Other debt	1,269	1,255	14	2,286	2,157	129	3,555	3,412	143
Preferred shares	2	2	—	346	309	37	348	311	37
Common shares	242	227	15	99	82	17	341	309	32

Total	$4,415	$4,356	$59	$3,275	$3,064	$211	$7,690	$7,420	$270

	2009
	Less than 12 months			12 months or greater			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
As at October 31 ($ millions)	Cost	value	losses	Cost	value	losses	Cost	value	losses

Canadian federal government debt	$3,331	$3,263	$68	$—	$—	$—	$3,331	$3,263	$68
Mortgage-backed securities	3,975	3,905	70	13	7	6	3,988	3,912	76
U.S. treasury and other U.S. agencies’ debt	67	65	2	54	42	12	121	107	14
Other foreign governments’ debt	1,252	1,245	7	210	182	28	1,462	1,427	35
Other debt	2,163	2,088	75	2,729	2,570	159	4,892	4,658	234
Preferred shares	10	7	3	435	298	137	445	305	140
Common shares	276	249	27	242	208	34	518	457	61

Total	$11,074	$10,822	$252	$3,683	$3,307	$376	$14,757	$14,129	$628

As at October 31, 2010, the cost of 549 (2009 – 667) available-for-sale securities exceeded their fair value by $270 million (2009 – $628 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 549 (2009 – 667) securities, 225 (2009 – 340) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $211 million (2009 – $376 million). The unrealized losses on the debt instruments decreased from last year due to changes in interest rates and improvements in credit spreads. The Bank holds a diversified portfolio of available-for-sale equities. For these investments, continued improvements in equity markets have reduced the unrealized losses during the year. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
The Bank conducts a quarterly review to identify and evaluate investments that show indications of impairment. An investment is considered impaired if its fair value falls below its cost, and a writedown is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
122     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(d) An analysis of net gain (loss) on securities, other than trading(1) is as follows:

For the year ended October 31 ($ millions)	2010	2009	2008

Realized gains	$790	$593	$666
Realized losses	304	316	401
Impairment writedowns(2)	131	689	639

Net gain (loss) on securities, other than trading	$355	$(412)	$(374)

(1)	The net gain (loss) on securities, other than trading mainly relates to available-for-sale securities and equity accounted investments.

(2)	Impairment writedowns are comprised of $107 from equity securities (2009 – $546; 2008 – $150) and $24 from debt securities (2009 – $143; 2008 – $489).
Net gains realized on available-for-sale equity securities which did not have a quoted market price were $60 million for the year ended October 31, 2010 (2009 – $28 million; 2008 – $69 million).
4	Loans
(a) Loans outstanding by geography
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2010	2009

Canada:
Residential mortgages	$104,546	$88,766
Personal and credit cards	49,657	49,266
Business and government	35,520	33,540

	189,723	171,572

United States:
Personal	3,864	2,879
Business and government	17,149	17,669

	21,013	20,548

Mexico:
Residential mortgages	3,686	3,357
Personal and credit cards	1,987	2,214
Business and government	4,725	4,742

	10,398	10,313

Other International:
Residential mortgages	12,250	9,481
Personal and credit cards	7,040	6,689
Business and government	46,587	50,569

	65,877	66,739

	287,011	269,172
Less: allowance for credit losses	2,787	2,870

Total(2)(3)(4)	$284,224	$266,302

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $57,508 (2009 – $56,283), loans denominated in Mexican pesos amount to $8,554 (2009 – $8,247) and loans denominated in other foreign currencies amount to $33,822 (2009 – $33,238).

(3)	In addition to loans designated as trading (see Note 27), the fair value of the Bank’s loans transacted after October 31, 2009 and classified as trading was $1,300. These trading loans were included in Business and Government.

(4)	The Bank reclassified debt instruments with a fair value of $8,529 and an amortized cost of $9,447 from available-for-sale securities to loans effective November 1, 2008. These debt instruments included consumer auto-based securities, other auto-based securities, cash-based collateralized loan and debt obligations, and a specific portfolio of government and corporate bonds held by one of the Bank’s international units. The carrying value of the reclassified securities as at October 31, 2010 was $4,110 (2009 – $7,799), of which $2,817 was included in Personal (2009 – $6,257).
(b) Loans and acceptances by type of borrower

	2010		2009

As at October 31 ($ millions)	Balance	% of total	Balance	% of total

Personal
Residential mortgages	$120,260	41.0%	$101,363	36.5%
Credit cards	10,781	3.7	11,104	4.0
Personal loans	51,101	17.4	49,256	17.8

	$182,142	62.1%	$161,723	58.3%

Businesses and government
Financial services	19,269	6.6	18,760	6.8
Wholesale and retail	10,360	3.5	10,853	3.9
Real estate	10,679	3.6	11,677	4.2
Oil and gas	9,334	3.2	9,777	3.5
Transportation	7,008	2.4	7,763	2.8
Automotive	5,163	1.8	5,074	1.8
Agriculture	4,519	1.5	4,344	1.6
Government	4,170	1.4	3,326	1.2
Hotels and leisure	4,085	1.4	4,766	1.7
Mining and primary metals	5,252	1.8	5,745	2.1
Utilities	5,041	1.7	6,138	2.2
Health care	3,970	1.3	3,986	1.4
Telecommunications and cable	3,728	1.3	4,567	1.6
Media	1,899	0.7	2,729	1.0
Chemical	1,239	0.4	1,338	0.5
Food and beverage	2,834	1.0	3,788	1.4
Forest products	1,109	0.4	1,528	0.6
Other	11,449	3.9	9,497	3.4

	$111,108	37.9%	$115,656	41.7%

	293,250	100.0%	277,379	100.0%
General allowance	(1,410)		(1,450)
Sectoral allowance	—		(44)

Total loans and acceptances	$291,840		$275,885

Scotiabank Annual Report 2010     123

CONSOLIDATED FINANCIAL STATEMENTS
(c) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The gain on sale of the mortgages resulting from these securitizations, before issuance costs, is recognized in other income in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 22.9% (2009 – 22.5%; 2008 –20.0%), an excess spread of 1.2% (2009 – 1.8%; 2008 – 1.4%), and a discount rate of 1.7% (2009 – 2.4%; 2008 – 3.9%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2010	2009	2008

Net cash proceeds(1)	$3,762	$11,879	$5,121
Retained interest	103	480	165
Retained servicing liability	(22)	(69)	(30)

	3,843	12,290	5,256
Residential mortgages securitized(2)	3,770	11,953	5,174

Net gain on sale(3)	$73	$337	$82

(1)	Excludes insured mortgages which were securitized and retained by the Bank during the year of $4,309 (2009 – $20,923; 2008 – $3,885). These assets are classified as available-for-sale securities and have an outstanding balance of $17,809 (2009 – $20,864; 2008 – $6,054) [refer to Note 3a].

(2)	Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time of $960 (2009 – $2,126; 2008 – 1,299).

(3)	Net of issuance costs.
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2010	2009

Fair value of the retained interest ($)	404	519
Weighted average life (in years)	3	3

Prepayment rate (%)	22.3	22.8
Impact on fair value of a 10% adverse change ($)	(11)	(17)
Impact on fair value of a 20% adverse change ($)	(22)	(33)

Residual cash flow annual discount rate (%)	1.19-2.42	0.35-2.8
Impact on fair value of a 10% adverse change ($)	(1)	(1)
Impact on fair value of a 20% adverse change ($)	(2)	(3)

Excess spread (%)	1.8	1.8
Impact on fair value of a 10% adverse change ($)	(41)	(55)
Impact on fair value of a 20% adverse change ($)	(82)	(109)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interest is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented. Information on total securitized loan assets(1) is summarized as follows:

	2010			2009			2008
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31

Residential mortgages(1)(2)	$16,033	$19	$—	$17,494	$35	$—	$12,787	$14	$—
Personal loans(3)	10	1	4	199	3	3	235	6	4

Total	$16,043	$20	$4	$17,693	$38	$3	$13,022	$20	$4

(1)	Excludes insured mortgages which were securitized and retained by the Bank (refer to Note 3a).

(2)	Excludes past due payments relating to residential mortgages insured by Canada Mortgage and Housing Corporation of $15 (2009 – $19; 2008 – $9).

(3)	2009 and 2008 included a revolving securitization facility that matured in 2010 (refer to Note 24a).
(d) Loans past due but not impaired(1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	2010				2009
			91 days				91 days
As at October 31 ($ millions)	31 - 60 days	61 - 90 days	and greater	Total	31 - 60 days	61 - 90 days	and greater	Total

Residential mortgages	$1,403	$466	$202	$2,071	$1,173	$463	$302	$1,938
Personal and credit cards	398	207	58	663	429	220	61	710
Business and government	513	208	189	910	342	201	168	711

Total	$2,314	$881	$449	$3,644	$1,944	$884	$531	$3,359

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
124     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
5	Impaired loans and allowance for credit losses
(a) Impaired loans

	2010				2009
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$1,694		$222	$1,472	$878
Personal and credit cards	756		666	90	193
Business and government	1,971		489	1,482	1,492

Total	$4,421	(3)(4)	$1,377	$3,044	$2,563

By geography:
Canada				$642	$719
United States				154	354
Other International				2,248	1,490

Total				$3,044	$2,563

(1)	Gross impaired loans denominated in U.S. dollars amounted to $1,122 (2009 – $1,057) and those denominated in other foreign currencies amounted to $458 (2009 – $1,680).

(2)	The specific allowance for impaired loans evaluated on an individual basis totalled $485 (2009 – $446).

(3)	Individual impaired loans without an allowance for credit losses totalled $1,039 (2009 – $616).

(4)	Average balance of gross impaired loans totalled $4,642 (2009 – $3,402).
Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the Federal Deposit Insurance Corporation (FDIC). The credit losses related to these loans are determined net of the amount expected to be reimbursed by the FDIC. As at October 31, 2010, the fair value of loans guaranteed by FDIC were $3.6 billion with a net receivable of $852 million from FDIC.
The loans purchased with related indemnification assets are recorded at fair value at the acquisition date. No allowance for credit losses is recorded at the acquisition date as credit losses are included in the determination of the fair value. Purchased impaired loans are reported as impaired loans. The preliminary purchase price allocation for the R-G Premier Bank acquisition was recorded in the fourth quarter. As a result, impaired loans at October 31, 2010 include $553 million representing the estimate of the fair value of impaired loans purchased as part of the R-G Premier Bank acquisition.
(b) Allowance for credit losses

	2010							2009		2008
	Balance at			Provision	Other, including
	beginning			for credit	foreign currency	Balance at		Balance at		Balance at
As at October 31 ($ millions)	of year	Write-offs(1)	Recoveries	losses	adjustment(2)	end of year		end of year		end of year

Specific
Residential mortgages	$241	$(82)	$18	$104	$(59)	$222		$241		$232
Personal and credit cards	688	(1,156)	178	972	(16)	666		688		608
Business and government	452	(347)	68	247	78	498		452		471

	1,381	(1,585)	264	1,323	3	1,386	(3)	1,381	(3)	1,311	(3)

Sectoral(4)	44	—	—	(44)	—	—		44		—
General(5)	1,450	—	—	(40)	—	1,410		1,450		1,323

	$2,875	$(1,585)	$264	$1,239	$3	$2,796		$2,875		$2,634

(1)	Loans restructured during the year amounted to $216 (2009 – $91). Write-offs of loans restructured during the year were $33 (2009 – nil; 2008 – nil).

(2)	Includes $14 in specific allowances related to acquisitions in 2010, $9 in specific allowances from acquisitions in 2009, and $232 in specific allowances and $25 in general allowances from acquisitions in 2008.

(3)	As at October 31, 2010 $9 (2009 – $5; 2008 – $8) has been recorded in other liabilities.

(4)	The sectoral allowance was established to reflect the deterioration in the automotive industry sector, within the business and government category.

(5)	The general allowance amount is primarily attributable to business and government loans ($1,262), with the remainder allocated to personal and credit cards ($95) and residential mortgages ($53). The specific allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses. The $40 reduction of the general allowance in 2010 was attributable to an improvement in the credit quality of the portfolio, and to a lesser extent, a stronger Canadian dollar.
6	Variable interest entities
(a) Consolidated VIEs:
The following table provides information about variable interest entities (VIEs) that the Bank consolidated.

	2010	2009
As at October 31 ($ millions)	Total assets	Total assets

Funding vehicles	$8,874	$2,585
Other	306	51

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations. Activities of these special purpose entities are generally limited to holding a pool of assets or receivables generated by the Bank and used to finance distributions to their investors.
During the year, the Bank issued covered bonds for US$5.0 billion. Scotia Covered Bond Trust (SCB Trust) guarantees payments under the Bank’s covered bond program. Canada Mortgage and Housing Corporation insured residential mortgages are the primary assets held by SCB Trust which is a VIE. The Bank consolidates SCB Trust as it is exposed to a majority of variability of its assets. Total assets in SCB Trust were $7.7 billion as at October 31, 2010 (refer to Note 24(d)).
The assets supporting the obligations of the consolidated VIEs as at October 31, 2010 are as follows: cash and non-interest bearing deposits with banks of $304 million (2009 – $10 million); Canadian residential mortgage loans of $8,446 million (2009 – $2,523 million); trading securities of $241 million (2009 – $53 million); and other assets of $189 million (2009 – $50 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.
Scotiabank Annual Report 2010     125

CONSOLIDATED FINANCIAL STATEMENTS
(b) Other VIEs
The following table provides information about other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is generally considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.

	2010		2009
		Maximum		Maximum
	Total	exposure	Total	exposure
As at October 31 ($ millions)	assets	to loss	assets	to loss

Multi-seller conduits that the Bank administers	$4,106	$4,106	$5,913	$5,913
Structured finance entities	3,117	2,048	7,088	4,975
Collateralized debt obligation entities	63	23	556	307
Other	669	166	691	188

The Bank’s maximum exposure to loss as at October 31 represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. Of the aggregate amount of maximum exposure to loss, the Bank has recorded $2.2 billion (2009 – $5.5 billion), primarily its interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2010.
Multi-seller conduits that the Bank administers
The Bank currently sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The conduits purchase assets from outside parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase assets, including defaulted assets, where applicable, transferred by the conduit at the conduit’s original cost as reflected in the table above. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities [see Note 24]. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $3.9 billion (2009 – $3.8 billion) based on future asset purchases by these conduits.
During fiscal 2010 and 2009, there were no changes to the obligations of the subordinated note holder and no reconsideration events have occurred.
Structured finance entities
This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The decrease from the prior year is a result of regular amortizations and paydowns on or before maturity.
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss includes the credit risk amounts relating to derivative contracts with these VIEs. The decrease from the prior year is primarily due to early maturity and termination of certain entities.
Other
Other includes investments in privately managed funds and other VIEs. The Bank’s maximum exposure to loss includes its net investment in these funds.
7	Land, buildings and equipment

			2010	2009

		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$328	$—	$328	$350
Buildings	1,915	716	1,199	1,077
Equipment	2,965	2,440	525	546
Leasehold improvements	1,066	668	398	399

Total	$6,274	$3,824	$2,450	$2,372

Depreciation and amortization in respect of the above buildings, equipment, and leasehold improvements for the year amounted to $236 million (2009 –$234 million; 2008 – $209 million).
126     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
8	Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Canadian	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2010	2009	2008

Balance at beginning of year	$806	$1,974	$128	$2,908	$2,273	$1,134
Acquisitions	18	263	—	281	603	925
Effects of foreign exchange and other	5	(136)	(8)	(139)	32	214

Balance at end of year	$829	$2,101	$120	$3,050	$2,908	$2,273

Goodwill was assessed for impairment as at October 31, 2010, based on the six reporting units, and no impairment charge was recorded.
Intangible assets

	Gross
	carrying	Accumulated	2010	2009	2008
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Computer software	$448	$91	$357	$301	$239	(1)
Other intangible assets	643	411	232	260	282

Total	$1,091	$502	$589	$561	$521

(1)	On November 1, 2008, with the adoption of the CICA’s new accounting standard for Goodwill and Intangible Assets discussed in Note 1, $239 was reclassified from Land, building and equipment to Other intangible assets, effective October 31, 2008.
Other intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense of total intangible assets for the year ended October 31, 2010, was $98 million (2009 – $96 million; 2008 – $83 million).
9	Other assets

As at October 31 ($ millions)	2010	2009

Accrued interest	$1,447	$1,817
Accounts receivable	1,565	1,422
Future income tax assets (Note 19)	2,219	2,577
Receivable from brokers, dealers and clients	292	265
Pension assets(1) (Note 20)	1,612	1,463
Other(2)	4,231	2,909

Total	$11,366	$10,453

(1)	Includes only principal plans.

(2)	Includes a receivable of $852 (2009 – nil) from the Federal Deposit Insurance Corporation related to the Bank’s acquisition of R-G Premier Bank of Puerto Rico.
10	Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2010	2009
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$4,396	$3,403	$48,661	$72,390	$128,850	$123,762
Business and government(1)	34,128	13,137	18,362	145,060	210,687	203,594
Banks	168	409	651	20,885	22,113	23,063

Total	$38,692	$16,949	$67,674	$238,335	$361,650	$350,419

Recorded in:
Canada					242,483	223,961
United States					49,238	58,082
Mexico					9,206	8,776
Other International					60,723	59,600

Total(2)					$361,650	$350,419

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2009 – $2,250), Scotiabank Subordinated Notes Trust of $1,000 (2009 – $1,000) and Scotiabank Tier 1 Trust of $650 (2009 – $650) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $122,752 (2009 – $116,453), deposits denominated in Mexican pesos amount to $8,389 (2009 – $7,897) and deposits denominated in other foreign currencies amount to $31,386 (2009 – $37,178).
11	Other liabilities

As at October 31 ($ millions)	2010	2009

Accrued interest	$2,031	$2,190
Accounts payable and accrued expenses	5,274	5,334
Deferred income	680	627
Future income tax liabilities (Note 19)	444	337
Gold and silver certificates and bullion	5,153	3,856
Margin and collateral accounts	3,360	4,126
Payable to brokers, dealers and clients	58	179
Other liabilities of subsidiaries and VIEs(1)(2)	8,535	4,634
Pension liabilities(3) (Note 20)	235	226
Other	3,177	3,173

Total	$28,947	$24,682

(1)	Excludes deposits and capital instrument liabilities.

(2)	Includes a note liability of $2,850 from the Federal Deposit Insurance Corporation related to the Bank’s acquisition of R-G Premier Bank of Puerto Rico.

(3)	Includes only principal plans.
Scotiabank Annual Report 2010     127

CONSOLIDATED FINANCIAL STATEMENTS
12
   Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2010			2009

			Par	Carrying		Carrying
Maturity date	Interest rate (%)	Terms (1)	value	value	(2)	value	(2)

September 2013	8.30	Redeemable at any time	$250	$251		$251
January 2018	5.30	Redeemable at any time. After January 31, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.90%	300	300		300
March 2018	4.99	Redeemable at any time. After March 27, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 2%	1,700	1,722		1,719
October 2018	6.00	Redeemable at any time. After October 3, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 3.25%	950	950		950
April 2019	4.94	Redeemable at any time. After April 15, 2014, interest is payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 4.24%	1,000	1,000		1,000
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest is payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%	1,000	1,000		1,000
June 2025	8.90	Redeemable at any time	250	270		271
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017	127	134		128
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018	127	137		128
August 2085	Floating	US $172 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date. Total repurchases in fiscal 2010 amounted to approximately US $10 million (fiscal 2009 - US $32 million)	175	175	(3)	197	(3)

			$5,879	$5,939		$5,944

The contractual maturities of the debentures are summarized in Note 25(b).

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.

(3)	For the year ended October 31, 2010, the Bank recorded a net realized gain of $4 (2009 – $14) related to repurchases of subordinated debentures.
13	Capital instrument liabilities, trust securities and trust subordinated notes
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments remain eligible as Tier 1 Capital for regulatory purposes.
Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust, and Scotiabank Tier 1 Trust are VIEs and are not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities, Scotiabank Trust Subordinated Notes and the Scotiabank Tier 1 Trust Securities Notes issued by the Trusts are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in Deposits [refer to Note 10]. These trust securities and trust subordinated notes remain eligible for inclusion in the Bank’s regulatory capital as Tier 1 and Tier 2 capital, respectively.

As at October 31 ($ millions)	2010	2009

Capital instrument liabilities
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(a)(f)(g)	$500	$500

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(b)(f)(g)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(c)(f)(g)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(d)(f)(g)	750	750
Scotiabank Tier 1 Securities — Series 2009-1 issued by Scotiabank Tier 1 Trust(e)(f)(g)	650	650

Scotiabank Trust Subordinated Notes not consolidated by the Bank
Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust(h)	$1,000	$1,000

(a)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Notes 14 and 15 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are
128     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank (refer to Note 30 Subsequent events).

(b)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities — Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Notes 14 and 15 — Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(c)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities - Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Notes 14 and 15 — Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities - Series 2006-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 14 and 15 -Restrictions on dividend payments]. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III). These securities qualify as Tier 1 capital. Interest is payable semi-annually in the amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in (f) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). The proceeds of the issue were used to acquire the Series 2009-1 Bank Deposit Note. If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust. Scotiabank Tier 1 Trust which is a special purpose entity is not consolidated by the Bank as the Bank is not the primary beneficiary. These securities are reported on the consolidated balance sheet as deposit notes issued by the Bank to Scotiabank Tier 1 Trust.

(f)	The Scotia BaTS and Scotia BaTS III may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

(g)	No cash distributions will be payable on the Scotia BaTS and Scotia BaTS III in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 14 and 15 -Restrictions on dividend payments].

(h)	On October 31, 2007, the Bank issued 1,000,000 Scotiabank Trust Subordinated Notes (“Scotia TSNs — Series A”), through a special purpose entity, Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a deposit note from the Bank which is reported as a Business and government deposit in the Consolidated Balance Sheet.
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CONSOLIDATED FINANCIAL STATEMENTS

Holders of the Scotia TSNs — Series A are entitled to receive interest at the rate of 5.25% per annum payable semi-annually until October 31, 2012. Commencing November 1, 2012 until November 1, 2017, interest will be payable on the Scotia TSNs — Series A at the 90-day Banker’s Acceptance Rate plus 1% per annum payable quarterly with the first such payment on February 1, 2013. These securities may be redeemed in whole by the payment of cash with regulatory approval.

The Bank has guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the Scotia TSNs — Series A when they become due and payable. This guarantee will be a direct, unsecured obligation, and will be subordinate to the Bank’s deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are either designated as ranking equally with or subordinated to the subordinated indebtedness. In addition, the Scotia TSNs — Series A will be automatically exchanged, without the consent of the holders, into an equal principal amount of 5.25% Bank Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction; or (v) the Bank determines that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the Scotia TSNs — Series A will not be deductible by Scotiabank Subordinated Notes Trust for tax purposes.
14	Preferred shares
Authorized:
     An unlimited number of preferred shares without nominal or par value.
Issued and fully paid:

	2010		2009		2008
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares(a):
Series 12(b)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(c)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(d)	13,800,000	345	13,800,000	345	13,800,000	345
Series 15(e)	13,800,000	345	13,800,000	345	13,800,000	345
Series 16(f)	13,800,000	345	13,800,000	345	13,800,000	345
Series 17(g)	9,200,000	230	9,200,000	230	9,200,000	230
Series 18(h)	13,800,000	345	13,800,000	345	13,800,000	345
Series 20(i)	14,000,000	350	14,000,000	350	14,000,000	350
Series 22(j)	12,000,000	300	12,000,000	300	12,000,000	300
Series 24(k)	10,000,000	250	10,000,000	250	—	—
Series 26(l)	13,000,000	325	13,000,000	325	—	—
Series 28(m)	11,000,000	275	11,000,000	275	—	—
Series 30(n)	10,600,000	265	—	—	—	—

Total preferred shares	159,000,000	$3,975	148,400,000	$3,710	114,400,000	$2,860

130     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Terms of preferred shares

	Dividends			Issue	Initial	Initial dividend	Dividend	Redemption	Redemption
	per share	(a)	Issue date	price	dividend	payment date	reset rate (a)	date	price

Preferred shares
Series 12(b)	$0.328125		July 14, 1998	$25.00	$0.381164	October 28, 1998	—	October 29, 2013	$25.00
Series 13(c)	0.300000		March 15, 2005	25.00	0.4405	July 27, 2005	—	April 28, 2010 to April 26, 2011	26.00
Series 14(d)	0.281250		January 24, 2007	25.00	0.28356	April 26, 2007	—	April 26, 2012	26.00
Series 15(e)	0.281250		April 5, 2007 April 17, 2007	25.00	0.34829	July 27, 2007	—	July 27, 2012	26.00
Series 16(f)	0.328125		October 12, 2007	25.00	0.39195	January 29, 2008	—	January 29, 2013	26.00
Series 17(g)	0.350000		January 31, 2008	25.00	0.33753	April 28, 2008	—	April 26, 2013	26.00
Series 18(h)	0.312500		March 25, 2008 March 27, 2008	25.00	0.43150	July 29, 2008	2.05%	April 26, 2013	25.00
Series 20(i)	0.312500		June 10, 2008	25.00	0.16780	July 29, 2008	1.70%	October 26, 2013	25.00
Series 22(j)	0.312500		September 9, 2008	25.00	0.48290	January 28, 2009	1.88%	January 26, 2014	25.00
Series 24(k)	0.390600		December 12, 2008	25.00	0.58650	April 28, 2009	3.84%	January 26, 2014	25.00
Series 26(l)	0.390625		January 21, 2009	25.00	0.41524	April 28, 2009	4.14%	April 26, 2014	25.00
Series 28(m)	0.390625		January 30, 2009	25.00	0.37671	April 28, 2009	4.46%	April 26, 2014	25.00
Series 30(n)	0.240625		April 12, 2010	25.00	0.28220	July 28, 2010	1.00%	April 26, 2015	25.00

(a)	Non-cumulative preferential cash dividends on Series 12, 13, 14, 15, 16, 17, 18, 20, 22, 24, 26, 28 and 30 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 24, 26, 28 and 30) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated dividend reset rate, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 25, 27, 29 and 31 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 25, 27, 29 and 31) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the dividend reset rate of the converted preferred shares, multiplied by $25.00. Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 18, 20, 22, 24, 26, 28 or 30 preferred shares issued and outstanding on the applicable conversion date, all of the issued and outstanding Series 18, 20, 22, 24, 26, 28 or 30 preferred shares will be automatically converted on the applicable conversion date into an equal number of Series 19, 21, 23, 25, 27, 29 or 31 preferred shares.

(b)	With regulatory approval, the Series 12 Non-cumulative Preferred Shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(c)	With regulatory approval, the Series 13 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 28, 2010 and ending April 26, 2011 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(d)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank on or after April 26, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2016, following which no redemption premium is payable.

(e)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank on or after July 27, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 27, 2016, following which no redemption premium is payable.

(f)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank on or after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until January 27, 2017, following which no redemption premium is payable.

(g)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable.

(h)	Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2013, and on April 26 every five years thereafter. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2013, and for Series 19 preferred shares, if applicable, on April 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

(i)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2013, and for Series 21 preferred shares, if applicable, on October 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

(j)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

(k)	Holders of Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series
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CONSOLIDATED FINANCIAL STATEMENTS

25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 24 preferred shares may be redeemed by the Bank on January 26, 2014, and, if applicable, Series 25 preferred shares on January 26, 2019 and every five years thereafter, respectively, for $25.00 per share, together with declared and unpaid dividends.

(l)	Holders of Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 26 preferred shares may be redeemed by the Bank on April 26, 2014, and for Series 27 preferred shares, if applicable, on April 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared but unpaid dividends.

(m)	Holders of Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 28 preferred shares may be redeemed by the Bank on April 26, 2014 and for Series 29 preferred shares, if applicable, on April 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

(n)	Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter. With regulatory approval, Series 30 preferred shares may be redeemed by the Bank on April 26, 2015, and for Series 31 preferred shares, if applicable, on April 26, 2020 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.
In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.
15	Common shares
Authorized:
     An unlimited number of common shares without nominal or par value.
Issued and fully paid:

	2010			2009			2008

As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount	Number of shares		Amount

Common shares:
Outstanding at beginning of year	1,024,939,384		$4,946	991,923,631		$3,829	983,767,155		$3,566
Issued under Shareholder Dividend and Share Purchase Plan(a)	12,577,506		623	14,304,029		516	2,576,133		108
Issued under Stock Option Plans (Note 18)	5,396,024		181	3,650,978		78	6,404,516		155
Issued for acquisition of a subsidiary or associated corporation	—		—	15,060,746		523	50,827		3
Purchased for cancellation	—		—	—		—	(875,000)		(3)

Outstanding at end of year	1,042,912,914	(b)	$5,750	1,024,939,384	(b)	$4,946	991,923,631	(b)	$3,829

(a)	On October 26, 2010, the Board approved an additional 15,000,000 common shares to be reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan. As at October 31, 2010, there were 19,419,324 common shares held in reserve under the Shareholder Dividend and Share Purchase Plan.

(b)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2010, the number of such shares bought and sold was 13,319,524 (2009; 13,134,586; 2008; 16,306,986).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.
In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.
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CONSOLIDATED FINANCIAL STATEMENTS
16	Capital management
The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.
Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.
Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (the Superintendent). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.
Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II.
Under this framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and the Superintendent has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.
The Bank computes credit risk capital using the AIRB approach for material Canadian, U.S. and European portfolios and the standardized approach for the remaining portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital, and the standardized approach to calculate the operational risk capital requirements.
The Bank’s total regulatory capital is comprised of Tier 1 and Tier 2 capital as follows:

As at October 31 ($ millions)	2010	2009

Shareholders’ equity per Consolidated Balance Sheet	$27,631	$24,772
Components of accumulated other comprehensive income excluded from Tier 1 capital	(457)	(117)
Capital Instrument liabilities – trust securities	3,400	3,400
Non-controlling Interest in subsidiaries	579	554
Goodwill deduction	(3,050)	(2,908)
Other capital deductions(1)	(2,769)	(2,051)

Tier 1 capital	$25,334	$23,650

Qualifying subordinated debentures, net of amortization	5,790	5,833
Trust subordinated notes	1,000	1,000
Other net capital items(2)	(2,525)	(1,895)

Tier 2 capital	4,265	4,938

Total regulatory capital	$29,599	$28,588

Total risk weighted assets	$215,034	$221,656

Capital ratios
Tier 1 capital ratio	11.8%	10.7%

Total capital ratio	13.8%	12.9%

Assets-to-capital multiple	17.0	x	16.6	x

(1)	Comprised of 50% of all investments in certain specified corporations and other items.

(2)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.
The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.
The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at October 31, 2010. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at October 31, 2010.
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CONSOLIDATED FINANCIAL STATEMENTS
17	Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) as at October 31, 2010 and 2009, and other comprehensive income (loss) for the years then ended are as follows:
Accumulated other comprehensive income (loss)

	2010				2009
	Opening	Net	Ending		Opening	Transition	Net	Ending
As at and for the year ended October 31 ($ millions)	balance	change	balance		balance	amount(1)	change	balance

Unrealized foreign currency translation gains (losses), net of hedging activities	$(3,917)	$(591)	$(4,508	)(2)	$(2,181)	$—	$(1,736)	$(3,917	)(2)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	540	278	818	(3)	(949)	595	894	540	(3)
Gains (losses) on derivative instruments designated as cash flow hedges	(423)	62	(361	)(4)	(466)	—	43	(423	)(4)

Accumulated other comprehensive income (loss)	$(3,800)	$(251)	$(4,051)		$(3,596)	$595	$(799)	$(3,800)

(1)	Refer to Note 1 for impact of new accounting policies adopted in 2009 related to classification and impairment of financial instruments.

(2)	Net of cumulative income tax expense of $761 (2009 – expense of $646). As at October 31, 2010, non-derivative instruments designated as net investment hedges amounted to $5,869 (2009 – $7,384).

(3)	Net of cumulative income tax expense of $371 (2009 – expense of $288).

(4)	Net of cumulative income tax benefit of $128 (2009 – benefit of $174). The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after tax loss of approximately $172 (2009 – net after tax loss of $211). As at October 31, 2010, the maximum length of cash flow hedges outstanding was less than 9 years (2009 – 10 years).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

For the year ended October 31 ($ millions)	2010	2009	2008

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$(869)	$(2,410)	$4,206
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	278	674	(1,838)

	(591)	(1,736)	2,368

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	603	872	(1,447)
Reclassification of net (gains) losses to net income(4)	(325)	22	(141)

	278	894	(1,588)

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	(258)	(112)	179
Reclassification of net (gains) losses to net income(6)	320	155	(698)

	62	43	(519)

Other comprehensive income (loss)	$(251)	$(799)	$261

(1)	Net of income tax expense of nil.

(2)	Net of income tax expense of $115 (2009 – expense of $328; 2008 – benefit of $109).

(3)	Net of income tax expense of $211 (2009 – expense of $277; 2008 – benefit of $657).

(4)	Net of income tax expense of $128 (2009 – benefit of $59; 2008 – expense of $52).

(5)	Net of income tax benefit of $95 (2009 – benefit of $23; 2008 – expense of $79).

(6)	Net of income tax benefit of $141 (2009 – benefit of $67; 2008 – expense of $322).
134     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
18	Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date.
Employee stock options granted between November 1, 2002, and October 31, 2009, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
Stock options granted after November 1, 2009 do not include Tandem SAR features as described above and are expensed using the fair value method of accounting.
Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period.
Outstanding options expire on dates ranging from January 19, 2011 to December 11, 2019. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 81.6 million common shares have been issued as a result of the exercise of options and 21.0 million common shares are committed under outstanding options, leaving 11.4 million common shares available for issuance as options.
In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan.
As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 91,000 (2009 – 140,000; 2008 – 144,000) options are outstanding at a weighted average exercise price of $23.79 (2009 – $23.00; 2008 – $23.04). In fiscal 2010, 49,000 of these options (2009 – 4,000; 2008 – 20,000) were exercised at a weighted average exercise price of $21.54 (2009 – $24.40; 2008 – $23.48). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank ceased granting stock options to these directors.
During fiscal 2010, 3,953,456 options were granted and as at October 31, 2010, 3,904,972 options were outstanding of which 2,907,883 options were vested. These grants resulted in a compensation expense of $24.6 million for the year ended October 31, 2010 in salaries and employee benefits expense in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet. The compensation expenses related to unrecognized compensation cost for non-vested options was $8.0 million at October 31, 2010, to be recognized over the weighted average period of 1.84 years.
For options granted after November 1, 2009 that do not have the Tandem SAR features, the weighted average fair value of options granted in December 2009 was estimated at $8.47 using the Black-Scholes option pricing model on the date of grant using the following assumptions:

As at	December 2009

Risk-free interest rate		2.95%
Expected dividend yield		4.33%
Expected price volatility		27.12%
Expected life of option	6.03	years
Details of the Bank’s Employee Stock Option Plan are as follows:

	2010		2009		2008
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	22,889	$33.90	22,979	$31.32	27,721	$26.81
Granted	3,954	47.75	4,427	33.89	2,217	52.56
Exercised as Options	(5,347)	23.94	(3,647)	18.56	(6,384)	19.12
Forfeited/cancelled	(229)	33.17	(524)	32.16	(231)	37.24
Exercised as Tandem SARs	(279)	27.28	(346)	26.80	(344)	27.45

Outstanding at end of year(1)	20,988	$39.14	22,889	$33.90	22,979	$31.32

Exercisable at end of year	12,290	$36.10	15,404	$30.40	17,855	$25.98

Available for grant	11,363		14,808		18,366

As at October 31, 2010	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$21.03 to $26.50	4,442	1.33	$24.00	4,442	$24.00
$27.44 to $39.00	6,785	6.34	$34.40	3,548	$34.87
$45.93 to $47.75	5,719	7.83	$47.21	1,814	$46.04
$52.00 to $54.00	4,042	6.65	$52.31	2,486	$52.25

	20,988	5.75	$39.14	12,290	$36.10

(1)	Included are 16,382,636 (2009 – 19,086,780; 2008 – 16,293,077) options with Tandem SAR features and 4,605,215 of options (without the Tandem SAR feature).
Scotiabank Annual Report 2010     135

CONSOLIDATED FINANCIAL STATEMENTS
(b) Employee share ownership plans
Qualifying employees can generally contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2010, the Bank’s contributions totalled $29 million (2009 – $30 million; 2008 – $28 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2010, an aggregate expense of $205 million (2009 – $79 million expense; 2008 – $89 million expense) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from derivatives used to manage the volatility of stock-based compensation of $274 million (2009 – gains of $154 million; 2008 – losses of $328 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs), including Tandem SARs
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2010, 425,180 SARs were granted (2009 – 4,938,692; 2008 – 2,445,768) and as at October 31, 2010, 19,636,734 SARs were outstanding (2009 –23,467,755; 2008 – 21,122,574), of which 18,811,216 SARs were vested (2009 – 21,537,430; 2008 – 19,804,585).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, eligible senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2010, there were 1,655,197 units outstanding (2009 – 1,591,426; 2008 –1,595,619).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2010, there were 350,029 units outstanding (2009 – 324,066; 2008 – 258,115).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2010, there were 2,073,623 units (2009 –1,983,701; 2008 – 1,794,695) awarded and outstanding of which 1,577,558 were vested.
Performance Share Unit Plan (PSU)
Eligible executives receive an award of performance share units that vest at the end of three years. PSU awards granted after November 1, 2009 are subject to performance criteria measured over a three-year period. For prior PSU awards, only a portion of the award was subject to performance criteria. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2010, there were 6,001,672 units (2009 – 4,062,895; 2008 – 3,348,796) awarded and outstanding [including 4,988,748 (2009 – 2,345,134; 2008 – 1,305,913) subject to performance criteria] of which 4,452,316 were vested. The above units include PSUs awarded to Scotia Capital employees described below.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Incentive Plan, a portion of the bonus awarded to certain employees (which is accrued and expensed in the year to which it relates) is allocated in the form of DPP units, with the remainder paid out in cash. These units are subsequently paid, in cash, to qualifying employees over each of the following three years. Other eligible employees may be allocated PSUs or stock options/SARs (which are expensed as described above) instead of DPP units.
DPP units awarded in fiscal 2010 are subject to performance criteria measured over the units’ vesting period. The performance measures include the same measures as described above for the PSU awards as well as an assessment of the annual performance of the Bank and Scotia Capital.
Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares as well as based on performance compared to the performance measures, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.
136     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
19	Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2010	2009	2008

Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$118	$(155)	$160
Provincial	223	91	210
Foreign	847	1,035	688

	1,188	971	1,058

Future income taxes:
Domestic:
Federal	313	85	(311)
Provincial	87	37	(203)
Foreign	157	40	147

	557	162	(367)

Total provision for income taxes in the Consolidated Statement of Income	$1,745	$1,133	$691

Provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity:
Reported in Other Comprehensive Income	244	708	(1,062)
Cumulative effect of adopting new accounting policy	—	323	—
Share issuance costs	(2)	(6)	(10)

Total provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	242	1,025	(1,072)

Total provision for (recovery) of income taxes	$1,987	$2,158	$(381)

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2010		2009		2008
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,842	30.3%	$1,516	31.6%	$1,289	32.6%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(72)	(1.2)	(325)	(6.8)	(370)	(9.4)
Tax-exempt income from securities	(152)	(2.5)	(168)	(3.5)	(278)	(7.0)
Future income tax effect of substantively enacted tax rate changes	105	1.7	120	2.5	61	1.5
Other, net	22	0.4	(10)	(0.2)	(11)	(0.2)

Total income taxes and effective tax rate	$1,745	28.7%	$1,133	23.6%	$691	17.5%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2010	2009

Loss carryforwards(1)	$1,242	$1,323
Allowance for credit losses(2)	686	973
Deferred compensation	305	266
Deferred income	187	218
Loss on disposal of subsidiary operations	70	77
Premises and equipment	(141)	(115)
Pension fund	(304)	(313)
Securities	(339)	(493)
Other	69	304

Net future income taxes(3)	$1,775	$2,240

(1)	Includes a gross future tax asset of $347 as at October 31, 2010 (2009 – $376) relating to subsidiaries’ unused income tax losses. This future tax asset has been reduced by a valuation allowance of $1 (2009 – $3), resulting in a net future tax asset of $346 (2009 – $373).

(2)	As at October 31, 2010, the future income tax asset related to the allowance for credit losses has been reduced by a valuation allowance of $316 (2009 – $313) relating to a subsidiary’s unused tax deductions arising from previous years’ allowance for credit losses.

(3)	Net future income taxes of $1,775 (2009 – $2,240) are represented by future income tax assets of $2,219 (2009 – $2,577), net of future income tax liabilities of $444 (2009 – $337).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2010, are estimated to be $907 million (October 31, 2009 – $820 million).
Scotiabank Annual Report 2010     137

CONSOLIDATED FINANCIAL STATEMENTS
20	Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2010	2009	2008	2010	2009	2008

Change in benefit obligation
Benefit obligation at beginning of year	$4,367	$4,414	$4,618	$1,038	$1,040	$1,047
Cost of benefits earned in the year	118	124	133	41	39	40
Interest cost on benefit obligation	306	298	274	72	71	66
Employee contributions	13	13	11	—	—	—
Benefits paid	(274)	(278)	(271)	(55)	(53)	(50)
Actuarial loss (gain)	731	(47)	(441)	152	(21)	(92)
Non-routine events(2)	19	(61)	24	(19)	—	(4)
Foreign exchange	(25)	(96)	66	(4)	(38)	33

Benefit obligation at end of year(4)	$5,255	$4,367	$4,414	$1,225	$1,038	$1,040

Change in fair value of assets
Fair value of assets at beginning of year	$4,830	$5,537	$5,733	$245	$256	$237
Actual return on assets	363	(348)	(105)	28	4	3
Employer contributions	172	141	62	58	60	56
Employee contributions	13	13	11	—	—	—
Benefits paid	(274)	(278)	(271)	(55)	(53)	(50)
Non-routine events(2)	—	(90)	—	—	—	—
Foreign exchange	(26)	(145)	107	1	(22)	10

Fair value of assets at end of year(3)(4)	$5,078	$4,830	$5,537	$277	$245	$256

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year(4)	$(177)	$463	$1,123	$(948)	$(793)	$(784)
Unrecognized net actuarial loss	1,758	1,003	318	296	168	186
Unrecognized past service costs	104	96	112	(3)	(4)	(6)
Unrecognized transitional obligation (asset)	(178)	(216)	(276)	122	141	161
Valuation allowance	(139)	(129)	(179)	—	—	—
Employer contributions after measurement date	9	20	7	11	11	11

Net prepaid (accrued) benefit expense at end of year	$1,377	$1,237	$1,105	$(522)	$(477)	$(432)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,612	$1,463	$1,320	$31	$23	$17
Other liabilities in the Bank’s Consolidated Balance Sheet	(235)	(226)	(215)	(553)	(500)	(449)

Net prepaid (accrued) benefit expense at end of year	$1,377	$1,237	$1,105	$(522)	$(477)	$(432)

Annual benefit expense
Cost of benefits earned in the year	$118	$124	$133	$41	$39	$40
Interest cost on benefit obligation	306	298	274	72	71	66
Actual return on assets	(363)	348	105	(28)	(4)	(3)
Actuarial loss (gain) on benefit obligation	731	(47)	(441)	152	(21)	(92)
Amount of curtailment (gain) loss recognized	—	—	(1)	(8)	—	—
Amount of settlement (gain) loss recognized	—	12	—	—	—	—
Special termination benefits(2)	—	31	—	—	—	—
Non-routine events(2)	19	—	24	(19)	—	(4)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	811	766	94	210	85	7

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	(36)	(753)	(501)	7	(17)	(15)
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	(726)	49	444	(146)	28	104
Difference between amortization of non-routine events and actual non-routine events	(8)	10	(13)	19	—	4
Amortization to recognize transitional obligation (asset)	(37)	(39)	(39)	18	18	18

	(807)	(733)	(109)	(102)	29	111
Change in valuation allowance provided against prepaid benefit expense	10	(50)	10	—	—	—

Benefit expense (income) recognized, excluding defined contribution benefit expense	14	(17)	(5)	108	114	118

Defined contribution benefit expense recognized	6	5	6	—	—	—

Total benefit expense recognized	$20	$(12)	$1	$108	$114	$118

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc. The special termination benefits are also considered a non-routine event associated with additional benefits paid upon the termination of a pension plan.

(3)	The fair value of pension plan assets invested in securities of the Bank totalled $429 (2009 – $426; 2008 – $511).

(4)	The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefits plan.
138     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2010	2009	2008	2010	2009	2008

Benefit obligation(1)	$4,841	$774	$659	$1,225	$890	$1,040
Fair value of assets	4,349	446	354	277	96	256

Deficit of fair value of assets over benefit obligation	$(492)	$(328)	$(305)	$(948)	$(794)	$(784)

(1)	Includes the benefit obligation of $280 at the end of 2010 (2009 – $258; 2008 – $264) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2010	2009	2008	2010	2009	2008

To determine benefit obligation at end of year
Discount rate	5.90%	7.05%	6.70%	6.00%	6.90%	6.90%
Rate of increase in future compensation(2)	3.60%	3.90%	3.90%	1.30%	1.30%	1.50%
To determine benefit expense (income) for the year
Discount rate	7.05%	6.70%	5.85%	6.90%	6.90%	6.10%
Assumed long-term rate of return on assets	7.50%	7.25%	7.25%	8.50%	8.70%	7.40%
Rate of increase in future compensation(2)	3.90%	3.90%	3.75%	1.30%	1.50%	1.40%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.70%	7.00%	7.20%
Ultimate rate	n/a	n/a	n/a	4.50%	4.70%	5.00%
Year ultimate rate reached	n/a	n/a	n/a	2029	2029	2018

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2010 benefit expense for all Canadian pension and other benefit plans was 6.8% (2009 – 6.4%; 2008 – 5.6%). The discount rate used for the 2010 end of year benefit obligation was 5.7% for all Canadian pension plans and 5.8% for all Canadian other benefit plans, respectively (2009 – 6.8%; 2008 – 6.4%) and the assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2009 –7.0%; 2008 – 7.25%).

(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2010 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$845	$62	$176	$13
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	50	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	65	7	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	162	20
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(130)	(16)

Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Within each asset class, investment management firms – including related-party managers – are hired and assigned specific mandates.
Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligation. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is to hedge currency fluctuations associated with US equity holdings in the Canadian pension funds. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing – as needed – back to the target asset mix is considered, generally, twice each year.
The Bank’s other benefit plans are generally not funded; the relatively small assets for these other benefit plans are mostly related to programs in Mexico.
The Bank’s principal plans’ weighted-average actual and target asset allocations at the measurement date, by asset category, are as follows:

	Pension plans				Other benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
Asset category %	2010	2010	2009	2008	2010	2010	2009	2008

Equity investments	64%	64%	63%	64%	40%	40%	36%	35%
Fixed income investments	35%	36%	34%	35%	60%	60%	64%	65%
Other	1%	—	3%	1%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%	100%	100%

Scotiabank Annual Report 2010     139

CONSOLIDATED FINANCIAL STATEMENTS
Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2008, and the date of the next required valuation is November 1, 2011 (this plan accounts for 72% of principal pension plans’ benefit obligation and 72% of principal pension plans’ fair value of assets). Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2008 for the other post-retirement benefits and July 31, 2009 for post-employment benefits. The next actuarial valuations are currently scheduled in fiscal year 2011 for post-retirement benefits and fiscal year 2012 for post-employment benefits.
Cash payments and contributions
In fiscal year 2010, the Bank made cash payments of $161 million (2009 –$154 million; 2008 – $33 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $58 million (2009 – $60 million; 2008 – $57 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $6 million (2009 – $5 million; 2008 – $6 million) to the principal defined contribution pension plans.
21	Earnings per common share

For the year ended October 31 ($ millions)	2010	2009	2008

Basic earnings per common share
Net income	$4,239	$3,547	$3,140
Preferred dividends paid	201	186	107

Net income available to common shareholders	$4,038	$3,361	$3,033

Average number of common shares outstanding (millions)	1,032	1,013	987

Basic earnings per common share(1)	$3.91	$3.32	$3.07

Diluted earnings per common share
Net income available to common shareholders	$4,038	$3,361	$3,033

Average number of common shares outstanding (millions)	1,032	1,013	987
Stock options potentially exercisable (millions)(2)	2	3	6

Average number of diluted common shares outstanding (millions)(3)	1,034	1,016	993

Diluted earnings per common share(1)	$3.91	$3.31	$3.05

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method.

Excludes options with Tandem SAR features as these options are expensed and recorded as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.
22	Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties. Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totalled $7.3 million as at October 31, 2010 (2009 – $6.8 million), and loans to directors $0.3 million (2009 –$0.1 million). Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 18, Stock-based compensation for further details of these plans. The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totalled $4.6 million as at October 31, 2010 (2009 – $3.6 million), while actual utilized amounts were $2.8 million (2009 – $1.1 million).
23	Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. During fiscal 2010 the Bank was organized into three main operating segments: Canadian Banking, International Banking, and Scotia Capital.
Canadian Banking provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
International Banking provides retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Canadian Banking.
Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
140     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.
Historically, assets and liabilities are transfer-priced at short-term wholesale market rates. Commencing November 1, 2008, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments and reduce the net interest expense of the Other segment.
During the year, broker-sourced deposits of $10 billion were transferred from Group Treasury to Canadian Banking.

For the year ended October 31, 2010 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)		Total

Net interest income(2)	$5,191	$3,755	$1,093	$(1,418)		$8,621
Provision for credit losses	706	616	(43)	(40)		1,239
Other income	2,626	1,696	2,086	476		6,884

Net interest and other income	7,111	4,835	3,222	(902)		14,266
Depreciation and amortization	165	131	35	3		334
Other non-interest expenses	3,761	2,800	1,160	127		7,848

Income before the undernoted:	3,185	1,904	2,027	(1,032)		6,084
Provision for income taxes	869	543	677	(344)		1,745
Non-controlling interest in net income of subsidiaries	1	99	—	—		100

Net income	$2,315	$1,262	$1,350	$(688	)(3)	$4,239

Preferred dividends paid						201

Net income available to common shareholders						$4,038

Total average assets ($ billions)	$204	$87	$164	$61		$516

For the year ended October 31, 2009 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income(2)	$4,785	$3,773	$1,427	$(1,657)	$8,328
Provision for credit losses	702	577	338	127	1,744
Other income	2,279	1,480	2,138	232	6,129

Net interest and other income	6,362	4,676	3,227	(1,552)	12,713
Depreciation and amortization	168	127	32	3	330
Other non-interest expenses	3,589	2,833	1,040	127	7,589

Income before the undernoted:	2,605	1,716	2,155	(1,682)	4,794
Provision for income taxes	754	287	704	(612)	1,133
Non-controlling interest in net income of subsidiaries	—	114	—	—	114

Net income	$1,851	$1,315	$1,451	$(1,070)	$3,547

Preferred dividends paid					186

Net income available to common shareholders					$3,361

Total average assets ($ billions)	$192	$90	$183	$48	$513

For the year ended October 31, 2008 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$4,324	$3,315	$1,120	$(1,185)	$7,574
Provision for credit losses	399	236	(5)	—	630
Other income	2,174	1,282	707	139	4,302

Net interest and other income	6,099	4,361	1,832	(1,046)	11,246
Depreciation and amortization	159	104	25	3	291
Other non-interest expenses	3,473	2,530	912	90	7,005

Income before the undernoted:	2,467	1,727	895	(1,139)	3,950
Provision for income taxes	743	422	108	(582)	691
Non-controlling interest in net income of subsidiaries	—	119	—	—	119

Net income	$1,724	$1,186	$787	$(557)	$3,140

Preferred dividends paid					107

Net income available to common shareholders					$3,033

Total average assets ($ billions)	$175	$79	$164	$37	$455

(1)	Includes revenues from all other smaller operating segments of ($169) in 2010 (2009 – ($638); 2008 – ($224), and net income/(loss) of ($152) in 2010 (2009 – ($467); 2008 – ($200). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $286 in 2010 (2009 – $288; 2008 – $416), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Commencing November 1, 2008, the impact of including a liquidity premium charge in the cost of funds allocated to the business segments was a reduction in the net interest income of the three major segments of $239 in 2010 and $331 in 2009, which were offset by a reduction in the net interest expense of the Other segment.

(3)	As a result of a transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury in the first quarter, the net loss for the year decreased by $125 million.
Scotiabank Annual Report 2010     141

CONSOLIDATED FINANCIAL STATEMENTS
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2010 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$5,031	$458	$801	$3,145	$9,435
Provision for credit losses	709	(54)	168	456	1,279
Other income	3,770	609	438	1,745	6,562
Non-interest expenses	4,653	327	778	2,379	8,137
Provision for income taxes	738	330	76	558	1,702
Non-controlling interest in net income of subsidiaries	1	—	6	93	100

	$2,700	$464	$211	$1,404	$4,779

Preferred dividends paid					192
Corporate adjustments					(549)

Net income available to common shareholders					$4,038

Total average assets ($ billions)	$337	$47	$18	$105	$507

Corporate adjustments					9

Total average assets, including corporate adjustments					$516

		United		Other
For the year ended October 31, 2009 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,552	$641	$821	$3,331	$9,345
Provision for credit losses	744	296	185	392	1,617
Other income	3,211	452	424	1,525	5,612
Non-interest expenses	4,529	255	791	2,317	7,892
Provision for income taxes	513	222	69	380	1,184
Non-controlling interest in net income of subsidiaries	—	—	6	108	114

	$1,977	$320	$194	$1,659	$4,150

Preferred dividends paid					174
Corporate adjustments					(615)

Net income available to common shareholders					$3,361

Total average assets ($ billions)	$335	$44	$19	$109	$507

Corporate adjustments					6

Total average assets, including corporate adjustments					$513

		United		Other
For the year ended October 31, 2008 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,471	$236	$903	$2,627	$8,237
Provision for credit losses	388	16	141	85	630
Other income	2,614	(202)	478	1,137	4,027
Non-interest expenses	4,315	200	793	1,982	7,290
Provision for income taxes	344	(98)	122	369	737
Non-controlling interest in net income of subsidiaries	—	—	9	110	119

	$2,038	$(84)	$316	$1,218	$3,488

Preferred dividends paid					97
Corporate adjustments					(358)

Net income available to common shareholders					$3,033

Total average assets ($ billions)	$293	$30	$20	$102	$445

Corporate adjustments					10

Total average assets, including corporate adjustments					$455

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
142     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

24	Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2010	2009
	Maximum potential	Maximum potential
	amount of future	amount of future
As at October 31 ($ millions)	payments(1)	payments(1)

Standby letters of credit and letters of guarantee	$20,450	$21,904
Liquidity facilities	8,377	9,797
Derivative instruments	3,071	1,465
Securitizations	—	170
Indemnifications	538	552

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2010, $9 million (2009 – $5 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. Of the $8,377 million (2009 – $9,797 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 95% (2009 – 95%) is committed liquidity for the Bank’s sponsored conduits.
The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank. As at October 31, 2010, these credit enhancements amounted to $669 million (2009 – $760 million) and are considered as liquidity facilities in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2010, $196 million (2009 – $103 million) was included in derivative instrument liabilities in the Consolidated Balance Sheet with respect to these derivative instruments.
Securitizations
The Bank’s revolving securitization agreements required payments to be made to the trusts under certain limited circumstances. These guarantees are no longer outstanding as the securitization notes have matured in 2010. Last year, these payments were contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no predetermined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2010, $4 million (2009 – $6 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
Scotiabank Annual Report 2010     143

CONSOLIDATED FINANCIAL STATEMENTS
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. These transferred securities are not derecognized. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

–	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2010(1)	2009(1)

Commercial letters of credit	$1,090	$1,182
Commitments to extend credit(2)(3)
Original term to maturity of one year or less	43,089	48,196
Original term to maturity of more than one year	60,493	56,262
Securities lending	12,463	10,036
Security purchase and other commitments	436	1,499

Total	$117,571	$117,175

(1)	Amounts relating to variable interest entities are disclosed in Note 6.

(2)	Includes liquidity facilities, net of credit enhancements.

(3)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2010, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2011	$206
2012	176
2013	143
2014	107
2015	82
2016 and thereafter	183

Total	$897

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $243 million (2009 – $243 million; 2008 – $217 million). In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2010	2009

Assets pledged to:
Bank of Canada(1)	$25	$100
Foreign governments and central banks(1)	7,044	10,295
Clearing systems, payment systems and depositories(1)	2,026	1,813
Assets pledged in relation to exchange-traded derivative transactions	561	443
Assets pledged as collateral related to securities borrowed, and securities lent	33,015	28,153
Assets pledged in relation to over-the-counter derivative transactions	5,267	4,686
Assets pledged in relation to covered bonds (refer to Note 6a)	7,584	—
Other	103	1,744

Total assets pledged	$55,625	$47,234
Obligations related to securities sold under repurchase agreements(2)	40,286	36,568

Total	$95,911	$83,802

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.

(2)	The securities sold under repurchase agreements are not derecognized.
144     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.

25	Financial instruments – risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank uses comprehensive risk management techniques to monitor, evaluate and manage these risks, as follows:
–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);

–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;

–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and

–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.
(a) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:
–	target markets and product offerings are well defined;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.
The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of writeoffs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.
In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.
Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 26. Note 28 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading activities and asset/liability management including hedging.
The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 28(c).
Scotiabank Annual Report 2010     145

CONSOLIDATED FINANCIAL STATEMENTS
(i) Credit risk exposures
Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, US and Europe are treated under the advanced internal ratings based approach (AIRB) and the remaining portfolios including other international portfolios are treated under the Standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:
–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.

–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

	2010				2009
	Exposure at default(1)
		Undrawn	Other
As at October 31 ($ millions)	Drawn(2)	commitments	exposures(3)	Total	Total

By counterparty type
Non-retail
AIRB portfolio
Corporate	$45,247	$35,980	$30,295	$111,522	$121,954
Bank	12,426	11,108	19,974	43,508	47,999
Sovereign(4)	71,551	8,128	3,049	82,728	86,670

	129,224	55,216	53,318	237,758	256,623

Standardized portfolio
Corporate	45,394	3,277	2,531	51,202	50,754
Bank	13,441	636	487	14,564	9,874
Sovereign	12,955	68	6	13,029	12,311

	71,790	3,981	3,024	78,795	72,939

Total non-retail	$201,014	$59,197	$56,342	$316,553	$329,562

Retail
AIRB portfolio
Real estate secured	$98,131	$613	$—	$98,744	$90,152
Qualifying revolving	13,835	5,948	—	19,783	18,736
Other retail	12,213	211	—	12,424	11,551

	124,179	6,772	—	130,951	120,439

Standardized portfolio
Real estate secured	16,666	—	—	16,666	13,183
Other retail	12,567	—	—	12,567	11,916

	29,233	—	—	29,233	25,099

Total retail	$153,412	$6,772	$—	$160,184	$145,538

Total	$354,426	$65,969	$56,342	$476,737	$475,100

By geography(5)
Canada	$220,365	$38,201	$22,418	$280,984	$279,868
United States	32,987	18,220	22,109	73,316	80,340
Mexico	11,641	225	792	12,658	12,379
Other International
Europe	16,259	5,311	5,583	27,153	27,691
Caribbean	27,162	1,276	2,052	30,490	27,743
Latin America (excluding Mexico)	23,154	754	1,359	25,267	24,109
All Other	22,858	1,982	2,029	26,869	22,970

Total	$354,426	$65,969	$56,342	$476,737	$475,100

(1)	After credit risk mitigation, Basel II exposures excludes available-for-sale equity securities and other assets.

(2)	Includes loans, acceptances, deposits with banks and available-for-sale debt securities.

(3)	Not applicable for retail exposures. Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(4)	AIRB drawn and undrawn exposures include government guaranteed mortgages.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.
146     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Balance sheet asset categories cross-referenced to credit risk exposures
The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories as presented in the credit exposure summary table on page 146 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, available-for-sale equity securities and other assets. Also excluded from Basel II credit exposures are all trading book assets and assets of the Bank’s insurance subsidiaries.

	Balance sheet asset exposures
	Drawn(1)			Other exposures
					Repo-style
As at October 31, 2010 ($ millions)	Non-retail		Retail	Securitization	transactions	Derivatives

Deposits with banks	$32,749		$—	$—	$5,294	$—
Available-for-sale debt securities	26,507	(2)	17,809	514	—	—
Residential mortgages	41,725	(3)	78,393	—	—	—
Personal and credit cards loans	—		57,085	5,189	—	—
Securities purchased under resale agreements	—		—	—	27,920	—
Business and government loans	90,983		—	1,223	8,024	—
Customers’ liability under acceptances	7,616		—	—	—	—
Derivative instruments	—		—	—	—	26,852
Other assets	1,434		125	—	—	—

Total	$201,014		$153,412	$6,926	$41,238	$26,852

As at October 31, 2009	$209,324		$138,874	$8,294	$27,582	$25,992

(1)	Gross of allowances for credit losses for AIRB exposures and net of specific allowances for standardized exposures.

(2)	Includes securities held as trading under fair value option.

(3)	Includes government guaranteed residential mortgages.
(ii) Credit quality of non-retail exposures
Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.
The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2010 and October 31, 2009, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies.
Internal grades are used to differentiate the risk of default of borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings
Equivalent External Ratings
Internal Grades	Moodys	S&P

Investment grade
99 – 98	Aaa to Aa1	AAA to AA+
95 – 90	Aa2 to A3	AA to A-
87 – 83	Baa1 to Baa3	BBB+ to BBB-

Non-investment grade
80 – 75	Ba1 to Ba3	BB+ to BB-
73 – 70	B1 to B3	B+ to B-

Watch List
65 – 30
Default
27 – 21
Scotiabank Annual Report 2010     147

CONSOLIDATED FINANCIAL STATEMENTS
Non-retail AIRB portfolio
The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2010			2009
	Exposure at default(1)
As at October 31 ($ millions)		Undrawn	Other
Category of internal grades	Drawn	commitments	exposures(2)	Total	Total

Investment grade	$61,921	$36,404	$46,928	$145,253	$162,799
Non-investment grade	22,949	10,793	5,225	38,967	43,151
Watch list	2,420	410	355	3,185	5,204
Default	734	76	27	837	1,683

Total, excluding residential mortgages	$88,024	$47,683	$52,535	$188,242	$212,837
Government guaranteed residential mortgages(3)	41,200	7,533	—	48,733	43,497

Total	$129,224	$55,216	$52,535	$236,975	$256,334

(1)	After credit risk mitigation.

(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitizations, excluding first loss protection of $783 (October 31, 2009 — $289) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.
Non-retail standardized portfolio
Non-retail standardized portfolio as at October 31, 2010 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $79 billion (October 31, 2009 — $73 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.
(iii) Credit quality of retail exposures
The Bank’s credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.
Retail AIRB portfolio
The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

				2010			2009
As at October 31 ($ millions)			Exposure at default(1)
		Real estate secured		Qualifying	Other
Category of (PD) grades	PD range	Mortgages	Line of credit	revolving	retail	Total	Total

Very low	0.0000 - 0.2099%	$58,380	$15,428	$5,415	$4,959	$84,182	$75,362
Low	0.2100 - 0.4599%	11,673	1,005	4,340	2,492	19,510	18,601
Medium	0.4600 - 3.1999%	9,596	1,375	7,931	4,347	23,249	22,748
High	3.200 - 17.2899%	740	307	1,079	335	2,461	2,297
Very high	17.2900 - 99.9999%	—	—	844	154	998	867
Default	100%	210	30	174	137	551	564

Total		$80,599	$18,145	$19,783	$12,424	$130,951	$120,439

(1)	After credit risk mitigation.
Retail standardized portfolio
As at October 31, 2010, the retail standardized portfolio of $29 billion (October 31, 2009 — $25 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized portfolio, $17 billion (October 31, 2009 — $13 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
148     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(iv) Collateral
Collateral held
In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities borrowing and lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:
–	The risks and rewards of the pledged assets reside with the pledgor.

–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.

–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.

–	Upon satisfaction of the obligation, the Bank must return the pledged assets; unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.
As at October 31, 2010, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $44.3 billion (2009 — $33.3 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities borrowing and lending, and derivative transactions.
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 24(d) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.
(b) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.
The key elements of the Bank’s liquidity risk management framework include:
–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

–	liquidity stress testing, including Bank-specific, Canada-systemic, and global-systemic scenarios; and

–	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(i) Contractual maturities
The table below shows the contractual maturities of certain of the Bank’s financial liabilities:

	Payable on	Payable after	Payable in less	Payable in one	Payable in greater
As at October 31, 2010 ($ millions)	demand	notice	than one year	to five years	than five years	Total

Deposits	$55,641	$67,674	$167,711	$66,272	$4,352	$361,650
Subordinated debentures	—	—	—	251	5,688	5,939
Capital instrument liabilities	—	—	—	—	500	500

Total	$55,641	$67,674	$167,711	$66,523	$10,540	$368,089

As at October 31, 2009	$47,036	$66,798	$172,815	$59,102	$11,112	$356,863

(ii) Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2010 and October 31, 2009, approximately half of the commitments to extend credit had a remaining term to maturity of less than one year.
(iii) Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 28(b).
Scotiabank Annual Report 2010     149

CONSOLIDATED FINANCIAL STATEMENTS
(c) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.
The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.
VaR is a statistical measure that estimates the potential loss in value of the Bank’s positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis.
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.
(i) Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.
150     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Interest rate sensitivity gap
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2010 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$1,392	$33,128	$1,614	$—	$—	$9,893		$46,027
Trading securities	—	3,723	7,149	17,867	13,681	22,264		64,684
Securities, other than trading	3,595	4,981	6,789	26,385	2,517	7,612	(2)	51,879
Securities purchased under resale agreements	1,110	26,363	447	—	—	—		27,920
Loans	28,678	146,716	25,181	71,879	10,138	1,632	(3)	284,224
Other assets	—	—	—	—	—	51,923	(4)	51,923

Total assets	$34,775	$214,911	$41,180	$116,131	$26,336	$93,324		$526,657

Deposits	$51,563	$183,341	$45,580	$61,408	$2,827	$16,931		$361,650
Obligations related to securities sold under repurchase agreements	2,603	37,128	555	—	—	—		40,286
Obligations related to securities sold short	—	253	2,356	10,527	6,597	1,786		21,519
Subordinated debentures	—	—	176	4,223	1,540	—		5,939
Capital instrument liabilities	—	500	—	—	—	—		500
Other liabilities	—	—	—	—	—	69,132	(4)	69,132
Shareholders’ equity	—	—	—	—	—	27,631	(4)	27,631

Total liabilities and shareholders’ equity	$54,166	$221,222	$48,667	$76,158	$10,964	$115,480		$526,657

On-balance sheet gap	(19,391)	(6,311)	(7,487)	39,973	15,372	(22,156)		—
Derivative instruments	—	22,914	(4,585)	(18,261)	(68)	—		—

Interest rate sensitivity gap based on contractual repricing	(19,391)	16,603	(12,072)	21,712	15,304	(22,156)		—
Adjustment to expected repricing	11,439	16,046	2,546	(19,857)	(10,746)	572		—
Total interest rate sensitivity gap	$(7,952)	$32,649	$(9,526)	$1,855	$4,558	$(21,584)		$—
Cumulative gap	$(7,952)	$24,697	$15,171	$17,026	$21,584	$—		$—

As at October 31, 2009 ($ millions)

Total interest rate sensitivity gap	$(10,000)	$47,009	$(23,164)	$70	$5,550	$(19,465)		$—
Cumulative gap	$(10,000)	$37,009	$13,845	$13,915	$19,465	$—		$—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This represents common shares, preferred shares, and equity accounted investments.

(3)	This represents net impaired loans, less the general allowance.

(4)	This includes non-financial instruments.
Scotiabank Annual Report 2010     151

CONSOLIDATED FINANCIAL STATEMENTS
Average effective yields by the earlier of the contractual repricing or maturity dates
The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

	Immediately	Within	Three to	One to	Over
As at October 31, 2010 (%)	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	2.8%	0.6%	0.9%	—%	—%	0.7%
Trading securities	—	1.1	1.6	2.4	3.6	2.5
Securities, other than trading(1)	1.2	4.5	3.7	4.2	4.2	3.9
Securities purchased under resale agreements	0.2	1.2	0.7	—	—	1.2
Loans(2)	5.0	3.5	4.3	4.9	6.2	4.2

Deposits(3)	0.8	0.9	2.4	3.2	5.4	1.5
Obligations related to securities sold
under repurchase agreements(3)	0.2	1.2	1.7	—	—	1.1
Obligations related to securities sold short	—	0.9	1.1	1.3	3.0	1.8
Subordinated debentures(3)	—	—	0.7	5.4	6.3	5.5	(4)
Capital instrument liabilities(3)	—	7.3	—	—	—	7.3

	Immediately	Within	Three to	One to	Over
As at October 31, 2009 (%)	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	0.7%	0.5%	4.3%	—%	—%	0.7%
Trading securities	—	1.0	0.9	2.9	4.1	2.8
Securities, other than trading(1)	1.6	5.8	5.7	4.2	5.1	4.3
Securities purchased under resale agreements	—	1.0	2.9	—	—	1.0
Loans(2)	4.6	3.4	4.7	5.7	6.9	4.3

Deposits(3)	0.3	0.9	2.2	3.9	5.0	1.5
Obligations related to securities sold
under repurchase agreements(3)	—	1.0	1.6	—	—	1.1
Obligations related to securities sold short	—	0.2	0.4	1.6	3.7	2.4
Subordinated debentures(3)	—	—	3.3	5.4	6.3	5.6	(4)
Capital instrument liabilities(3)	—	—	—	7.3	—	7.3

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.

(3)	Yields are based on book values and contractual rates.

(4)	After adjusting for the impact of related derivatives, the yield was 5.2% (2009 — 5.4%).
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31	2010							2009
	Net income			Economic value of equity				Economic
	Canadian	Other		Canadian	Other		Net	value
($ millions)	dollar	currencies(1)	Total	dollar	currencies(1)	Total	income	of equity

100 bp increase	$34	$16	$50	$(110)	$(305)	$(415)	$150	$(188)
100 bp decrease	$(19)	$(16)	$(35)	$49	$362	$411	$(178)	$173

200 bp increase	$70	$32	$102	$(255)	$(574)	$(829)	$306	$(349)
200 bp decrease	$(49)	$(31)	$(80)	$92	$766	$858	$(400)	$555

(1)	The 2010 net income and economic value of equity includes Mexican, Chilean and Peruvian currency balance sheets.
152     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(ii) Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.
The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.
As at October 31, 2010, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $34 million (October 31, 2009 — $32 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2010 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $199 million (October 31, 2009 — $187 million), net of hedging.
(iii) Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.
The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.
The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.
The fair value of available-for-sale equity securities is shown in Note 3.
(iv) Trading portfolio risk management
The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.
Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis.
These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, about once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a combination of Monte Carlo and historical simulation. The table below shows the Bank’s VaR by risk factor:
One-day VaR by risk factor

	As at	For the year ended			As at
	October 31,	October 31, 2010			October 31,
($ millions)	2010	Average	High	Low	2009

Interest rate	$9.0	$11.7	$19.0	$7.3	$15.6
Equities	3.4	5.1	14.1	2.3	3.0
Foreign exchange	0.9	1.7	4.6	0.6	3.4
Commodities	1.5	2.1	5.6	0.6	3.7
Diversification	(6.3)	(8.1)	n/a	n/a	(10.5)

All-Bank VaR	$8.5	$12.5	$19.5	$7.4	$15.2

Scotiabank Annual Report 2010     153

CONSOLIDATED FINANCIAL STATEMENTS

26	Financial instruments – fair value
Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models, normally with observable market-based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.
Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For available-for-sale securities, derivatives and financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.

The book value of certain financial assets and financial liabilities that are carried at cost or amortized cost may exceed their fair value due primarily to changes in interest rates and credit spreads. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Fair value of financial instruments
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2010			2009
	Total	Total	Favourable/	Total	Total	Favourable/
	fair	carrying	(Unfavour-	fair	carrying	(Unfavour-
As at October 31 ($ millions)	value	value	able)	value	value	able)

Assets:
Cash resources	$46,027	$46,027	$—	$43,278	$43,278	$—
Securities	116,563	116,563	—	117,294	117,294	—
Securities purchased under resale agreements	27,920	27,920	—	17,773	17,773	—
Loans	285,982	284,224	1,758	266,894	266,302	592
Customers’ liability under acceptances	7,616	7,616	—	9,583	9,583	—
Derivative instruments (Note 28)	26,852	26,852	—	25,992	25,992	—
Other	6,820	6,820	—	5,801	5,801	—
Liabilities:
Deposits	363,323	361,650	(1,673)	352,691	350,419	(2,272)
Acceptances	7,616	7,616	—	9,583	9,583	—
Obligations related to securities sold under repurchase agreements	40,286	40,286	—	36,568	36,568	—
Obligations related to securities sold short	21,519	21,519	—	14,688	14,688	—
Other	29,063	29,063	—	23,754	23,754	—
Subordinated debentures	6,439	5,939	(500)	6,385	5,944	(441)
Capital instrument liabilities	505	500	(5)	531	500	(31)
Derivative instruments (Note 28)	31,990	31,990	—	28,806	28,806	—

Determination of fair value
The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 28(d) for fair value of derivative instruments).
The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
Fair values of securities are disclosed in Note 3 for those securities that have quoted market prices; for available-for-sale equity securities that have no quoted market prices, the amounts reflected in the table above include such securities at cost. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at fair value. These fair values are based on quoted prices, when available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques.
The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
–	For floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.

–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
154     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Fair value hierarchy
The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	2010				2009
As at October 31 ($ millions)	Level 1	Level 2(1)	Level 3	Total	Level 1	Level 2(1)	Level 3	Total

Assets:
Trading securities(2)	$48,869	$14,689	$1,126	$64,684	$40,408	$15,683	$1,976	$58,067
Available-for-sale securities(3)	13,801	31,246	1,263	46,310	16,485	36,861	1,395	54,741
Derivative instruments	499	25,652	701	26,852	81	24,683	1,228	25,992
Liabilities:
Obligations related to securities sold short	$17,685	$3,832	$2	$21,519	$11,707	$2,981	$—	$14,688
Derivative instruments	506	29,051	2,433	31,990	105	26,188	2,513	28,806

(1)	Loans and deposit notes designated as trading are classified as Level 2.

(2)	Includes securities designated as trading. Level 2 trading securities are comprised of $4,710 (2009 – $4,861) of bonds mainly issued by foreign governments and $9,979 (2009 –$10,822) of corporate bonds and other debt and equity instruments which generally trade in public markets.

(3)	Excludes available-for-sale equity securities that are not quoted in an active market of $918 (2009 – $958). Level 2 available-for-sale securities include $4,757 (2009 – $7,204) of bonds mainly issued by foreign governments and $7,810 (2009 – $8,204) of corporate bonds and other debt instruments which generally trade in public markets. The remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing Corporation.
Level 3 instrument fair value changes
The following table summarizes changes in Level 3 instruments during the year.

	2010					2009
	Trading	Available-for-	Derivative		Trading	Available-for-	Derivative
As at October 31 ($ millions)	securities(1)	sale securities	instruments		securities(1)	sale securities	instruments

Balance at beginning of year	$1,976	$1,395	$(1,285	)(2)	$3,303	$1,249	$(1,177	)(2)
Gains (losses) recorded in net income(3)	(16)	9	(268)		(426)	(48)	(63)
Gains (losses) recorded in other comprehensive income	—	6	—		—	10	—
Net purchases, sales, issuances and settlements	(742)	(142)	(196)		(901)	228	(45)
Other, net	(94)	(5)	17		—	(44)	—

Balance at end of year	$1,124	$1,263	$(1,732	)(2)	$1,976	$1,395	$(1,285	)(2)

(1)	Changes in Level 3 trading securities are net of changes in Level 3 obligations related to securities sold short. There were no Level 3 obligations related to securities sold short during 2009.

(2)	Represents a net liability.

(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Level 3 sensitivity analysis
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain securitization retained interests, illiquid debt instruments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include mortgage prepayment rates, the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by – 0.1% to + 1.0%). For the Bank’s available-for-sale securities, the impact of applying these other reasonably possible assumptions is a potential gain or loss of $40 million (2009 – $62 million) and $85 million (2009 – $83 million), respectively. The component of this potential gain or loss that would be recorded through other comprehensive income is $38 million (2009 – $47 million) and $74 million (2009 – $68 million), respectively.
Substantially all of the Bank’s Level 3 trading securities are hedged with Level 3 derivative instruments. Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, mortgage prepayment rates and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying mortgage prepayment rates by +/- 5%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain or loss of $117 million (2009 – $144 million) and $121 million (2009 – $128 million), respectively.
Scotiabank Annual Report 2010     155

CONSOLIDATED FINANCIAL STATEMENTS

27	Financial instruments designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income. These portfolios include:
–	loans to economically hedge the derivative exposure arising from credit derivatives in the trading book transacted on behalf of customers, in order to significantly reduce or eliminate an accounting mismatch.

–	loans in specifically authorized trading portfolios for which performance is evaluated on a fair value basis.

–	certain debt and equity investments, in order to reduce an accounting mismatch between these assets and fair value changes in related derivatives.

–	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives.
The following table presents the fair value of assets and liabilities designated as trading and their changes in fair value.

	Fair value		Change in fair value(1)
As at and for the year ended October 31 ($ millions)	2010	2009	2010	2009	2008

Loans hedging derivative exposures(2)	$2,096	$3,542	$243	$740	$(1,765)
Proprietary loans	2	47	(6)	15	(3)
Debt and equity investments	2,764	4,283	146	190	(41)
Deposit note liabilities(3)	99	22	(1)	(2)	(15)

(1)	These amounts were recorded in trading income except for deposit liabilities and certain debt investments which were recorded in net interest income.

(2)	The changes in fair value of these loans were substantially offset by the changes in the fair value of the related credit derivatives.

(3)	The Bank was contractually obligated to pay $97 to the holders of the notes at maturity (2009 – $22).

28	Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM), which includes derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2010			2009
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$102,338	$6,974	$109,312	$62,713	$11,281	$73,994
Options purchased	47,635	—	47,635	22,536	—	22,536
Options written	44,332	—	44,332	28,485	—	28,485

	194,305	6,974	201,279	113,734	11,281	125,015

Over-the-counter:
Forward rate agreements	112,520	8,888	121,408	49,914	3,051	52,965
Swaps	1,023,880	113,194	1,137,074	774,859	90,181	865,040
Options purchased	37,358	490	37,848	11,875	1,165	13,040
Options written	13,441	40	13,481	14,137	—	14,137

	1,187,199	122,612	1,309,811	850,785	94,397	945,182

Total	$1,381,504	$129,586	$1,511,090	$964,519	$105,678	$1,070,197

Foreign exchange and gold contracts
Exchange-traded:
Futures	$7,614	$—	$7,614	$8,416	$—	$8,416
Options purchased	2,184	—	2,184	952	—	952
Options written	2,407	—	2,407	1,054	—	1,054

	12,205	—	12,205	10,422	—	10,422

Over-the-counter:
Spot and forwards	197,308	35,255	232,563	178,886	24,139	203,025
Swaps	139,376	16,864	156,240	95,203	23,647	118,850
Options purchased	3,239	—	3,239	2,754	—	2,754
Options written	3,480	—	3,480	3,450	—	3,450

	343,403	52,119	395,522	280,293	47,786	328,079

Total	$355,608	$52,119	$407,727	$290,715	$47,786	$338,501

Other derivative contracts
Equity: over-the-counter	$34,906	$1,868	$36,774	$27,649	$2,675	$30,324
Credit: over-the-counter	79,486	822	80,308	88,935	1,602	90,537
Other	18,916	12	18,928	10,081	12	10,093

Total	$133,308	$2,702	$136,010	$126,665	$4,289	$130,954

Total notional amounts outstanding	$1,870,420	$184,407	$2,054,827	$1,381,899	$157,753	$1,539,652

156     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2010 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$71,407	$37,905	$—	$109,312
Forward rate agreements	112,619	8,767	22	121,408
Swaps	486,014	504,647	146,413	1,137,074
Options purchased	81,573	3,655	255	85,483
Options written	53,589	3,878	346	57,813

	805,202	558,852	147,036	1,511,090

Foreign exchange and gold contracts
Futures	4,444	3,090	80	7,614
Spot and forwards	222,755	9,158	650	232,563
Swaps	38,453	74,564	43,223	156,240
Options purchased	4,727	696	—	5,423
Options written	5,196	691	—	5,887

	275,575	88,199	43,953	407,727

Other derivative contracts

Equity	24,203	12,158	413	36,774
Credit	16,376	55,497	8,435	80,308
Other	9,497	9,046	385	18,928

	50,076	76,701	9,233	136,010

Total	$1,130,853	$723,752	$200,222	$2,054,827

	Within	One to	Over
As at October 31, 2009 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$43,653	$30,341	$—	$73,994
Forward rate agreements	50,835	2,130	—	52,965
Swaps	341,214	402,965	120,861	865,040
Options purchased	28,939	6,371	266	35,576
Options written	33,985	2,975	5,662	42,622

	498,626	444,782	126,789	1,070,197

Foreign exchange and gold contracts
Futures	6,072	2,344	—	8,416
Spot and forwards	193,923	8,874	228	203,025
Swaps	21,404	53,382	44,064	118,850
Options purchased	3,457	249	—	3,706
Options written	4,306	198	—	4,504

	229,162	65,047	44,292	338,501

Other derivative contracts

Equity	19,526	5,002	5,796	30,324
Credit	9,999	67,801	12,737	90,537
Other	6,053	4,040	—	10,093

	35,578	76,843	18,533	130,954

Total	$763,366	$586,672	$189,614	$1,539,652

Scotiabank Annual Report 2010     157

CONSOLIDATED FINANCIAL STATEMENTS
(c) Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.
The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure.
The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2010.
Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.
The following table summarizes the credit exposure of the Bank’s over-the-counter derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts –other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2010			2009
			Credit		Credit
		Credit risk	equivalent	Credit risk	equivalent
	Notional	amount	amount	amount	amount
As at October 31 ($ millions)	amount	(CRA)	(CEA)	(CRA)	(CEA)

Interest rate contracts
Futures	$109,312	$—	$—	$—	$—
Forward rate agreements	121,408	30	75	5	16
Swaps	1,137,074	13,139	16,914	10,956	14,376
Options purchased	85,483	170	192	227	263
Options written	57,813	—	—	—	—

	1,511,090	13,339	17,181	11,188	14,655

Foreign exchange and gold contracts
Futures	7,614	—	—	—	—
Spot and forwards	232,563	3,928	6,448	3,336	5,504
Swaps	156,240	6,451	13,806	6,049	12,238
Options purchased	5,423	183	265	89	142
Options written	5,887	—	—	—	—

	407,727	10,562	20,519	9,474	17,884

Other derivative contracts
Equity	36,774	779	2,548	1,267	2,807
Credit	80,308	1,480	5,752	3,578	8,491
Other	18,928	692	2,085	485	1,299

	136,010	2,951	10,385	5,330	12,597

Total derivatives	$2,054,827	$26,852	$48,085	$25,992	$45,136

Less: impact of master netting and collateral		19,816	29,711	18,293	26,649

Total		$7,036	$18,374	$7,699	$18,487

Total risk weighted assets			$5,656		$6,092

158     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2010		2010		2009
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$17	$14	$27	$23	$5	$4
Swaps	10,474	10,415	12,134	11,983	9,808	9,875
Options	169	188	169	162	227	258

	10,660	10,617	12,330	12,168	10,040	10,137

Foreign exchange and gold contracts
Forwards	3,493	3,841	3,692	4,229	3,046	3,228
Swaps	5,757	5,397	5,696	5,609	5,143	4,846
Options	116	124	183	180	89	109

	9,366	9,362	9,571	10,018	8,278	8,183

Other derivative contracts
Equity(2)	1,026	1,735	739	1,968	1,223	1,401
Credit(2)	2,194	3,247	1,446	3,132	3,544	4,153
Other	512	610	692	1,007	485	468

	3,732	5,592	2,877	6,107	5,252	6,022

Trading derivatives’ market valuation	$23,758	$25,571	$24,778	$28,293	$23,570	$24,342

ALM
Interest rate contracts
Forward rate agreements			$3	$4	$—	$—
Swaps			1,005	1,757	1,148	2,169
Options			1	—	—	—

			1,009	1,761	1,148	2,169

Foreign exchange and gold contracts
Forwards			236	778	290	527
Swaps			755	1,029	906	1,233
Options			—	—	—	—

			991	1,807	1,196	1,760

Other derivative contracts
Equity			40	7	44	49
Credit			34	122	34	486
Other			—	—	—	—

			74	129	78	535

ALM derivatives’ market valuation			$2,074	$3,697	$2,422	$4,464

Total derivative instruments before netting			$26,852	$31,990	$25,992	$28,806

Less: impact of master netting and collateral			19,816	19,816	18,293	18,293

Total derivative instruments			$7,036	$12,174	$7,699	$10,513

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2009 were: favourable $35,680 and unfavourable $35,093. Average fair value amounts are based on month-end balances.

(2)	A substantial portion of these derivative contracts are hedging exposures that are not derivative instruments and are classified elsewhere on the balance sheet, primarily trading securities and trading loans.
Scotiabank Annual Report 2010     159

CONSOLIDATED FINANCIAL STATEMENTS
Included in the above ALM derivatives’ market valuation amounts are derivatives designated in hedging relationships as follows:

	2010		2009
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable

Derivatives designated in fair value hedging relationships	$730	$552	$565	$694
Derivatives designated in cash flow hedging relationships	126	825	250	1,351
Derivatives designated in net investment hedging relationships	4	24	—	31

Total derivatives designated in hedging relationships	$860	$1,401	$815	$2,076

Due to the ineffective portion of designated hedges, the Bank recorded a gain of $105 million (2009 – a gain of $127 million; 2008 – nil) in net interest income, of which a gain of $28 million (2009 – gain of $51 million; 2008 – gain of $12 million) related to cash flow hedges. No ineffectiveness was recognized on net investment hedges.

29	Acquisitions
Current year
International acquisitions
Thanachart Bank and Siam City Bank
On April 9, 2010 the Bank’s affiliate Thanachart Bank (Scotiabank currently owns 49%), acquired a 48% stake of Thailand’s Siam City Bank. In accordance with securities laws in Thailand, upon closing of the 48% stake, Thanachart Bank launched a tender offer for the remaining shares in Siam City Bank. The completed tender offer resulted in Thanachart Bank owning 99% of Siam City Bank. As part of the financing for this transaction, Scotiabank subscribed to additional shares in Thanachart Bank of approximately $663 million. This investment is accounted for under the equity method of accounting.
R-G Premier Bank of Puerto Rico
On April 30, 2010, the Bank, through its subsidiary Scotiabank de Puerto Rico, acquired R-G Premier Bank of Puerto Rico. Under the terms of the transaction, Scotiabank acquired US$5.6 billion in assets, which includes US$5.2 billion of loans covered under a loss sharing agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC guarantees 80% of loan losses. The acquisition also includes US$2.2 billion in deposits with the remainder financed by the FDIC.
The preliminary purchase price allocation for the R-G Premier Bank acquisition was recorded in the fourth quarter. Based on current estimates of acquisition date fair values, the total purchase price has been allocated to US$5 billion in tangible assets, primarily residential mortgages, some commercial loans and approximately US$0.8 billion allocated to the FDIC indemnification asset; US$2.2 billion of liabilities, primarily deposits assumed, and an estimated value of goodwill and intangibles of approximately US$0.2 billion. The purchase price allocation may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.
Royal Bank of Scotland’s Corporate & Commercial Banking Operations in Chile

On September 27, 2010, the Bank announced its agreement to acquire the Royal Bank of Scotland’s (RBS) corporate and commercial banking operations in Chile. The purchase will result in the Bank acquiring approximately US$900 million in total assets of RBS. The transaction is subject to regulatory approval.
Prior year
Canadian acquisitions
E*TRADE Canada
The Bank completed the acquisition of E*TRADE Canada on September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of US $470 million. During the first quarter of 2009, the Bank completed the purchase price allocation for E*TRADE Canada (renamed Scotia iTrade) and recorded goodwill of $430 million and intangibles of $32 million on the Consolidated Balance Sheet.
CI Financial Income Fund
On December 12, 2008, the Bank completed the acquisition of Sun Life Financial Inc.’s 37.6% ownership stake in CI Financial Income Fund. The consideration was in the form of $1.55 billion cash, $500 million common shares and $250 million non-cumulative preferred shares. This investment is accounted for under the equity method of accounting.
International acquisition
Thanachart Bank
On February 3, 2009, the Bank acquired an additional 24% of Thanachart Bank in Thailand for approximately $270 million, which increased the Bank’s ownership from 24.99% to 49%. The investment continues to be accounted for under the equity method of accounting.

30	Subsequent events
Acquisition of DundeeWealth Inc.
On November 22, 2010, the Bank announced an agreement to make an offer for all the common shares of DundeeWealth Inc. (DundeeWealth) that it does not own, which will increase the Bank’s ownership from 18 per cent to 100 per cent. As of the date the transaction was announced, the value of the offer to DundeeWealth shareholders was $21 per common share which results in an approximate cost of the transaction of $2.3 billion. For each DundeeWealth common share, the Bank will offer 0.2497 of its common shares and, at the election of each shareholder, either $5.00 in cash or 0.2 of its $25.00, 3.70% five year rate reset preferred shares. Prior to closing, all DundeeWealth shareholders will also receive a special distribution of $2.00 per share in cash as well as an interest in Dundee Capital Markets, with an approximate value of $0.50 per DundeeWealth share, which DundeeWealth will spin out to its shareholders in connection with the transaction. The transaction is subject to shareholder and regulatory approvals.
Redemption of capital instrument liabilities
On November 26, 2010, the Bank announced BNS Capital Trust’s intention to redeem all issued and outstanding Scotiabank Trust Securities – Series 2000-1 on December 31, 2010, the redemption date.
160     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

31	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2010	2009	2008

Net income based on Canadian GAAP	$4,239	$3,547	$3,140
Employee future benefits (a)	(82)	(91)	(24)
Restructuring costs (b)	—	—	(8)
Transfers of loans through securitizations (c)	(14)	—	—
Derivative instruments and hedging activities (d)	(124)	(427)	201
Unrealized gains (losses) on securities reclassified (f)	57	(17)	(63)
Conversion of loans into debt securities (f)	66	39	(16)
Available-for-sale securities (f)	—	—	(7)
Computer software (g)	(3)	(3)	(7)
Stock-based compensation (h)	31	5	(41)
Business combinations and non-controlling interest in subsidiaries (l)	(6)	—	—
Equity accounted investments (n)	23	—	—
Tax effect of above differences	(19)	119	(20)

Net income based on U.S. GAAP	$4,168	$3,172	$3,155

Preferred dividends paid	(201)	(186)	(107)

Net income available to common shareholders based on U.S. GAAP	$3,967	$2,986	$3,048

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$3.84	$2.95	$3.09
Diluted	$3.84	$2.94	$3.07

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
U.S. GAAP requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. Canadian GAAP requires that only the cumulative difference between pension income/expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet.
Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance.
Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. These changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
Commencing in fiscal 2009, U.S. GAAP requires the measurement of defined benefit plan assets and obligations at the fiscal year-end date. The impact of the 2009 adoption of the requirement to measure defined benefit plan assets and obligations at the fiscal year-end date was an increase of $2 million to other assets, an increase of $22 million to other liabilities, a decrease of $32 million to retained earnings (net of income taxes is $24 million), and an increase of $6 million (net of income taxes is $4 million) in accumulated other comprehensive income.
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. As a result, differences in Canadian and U.S. GAAP income will continue until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income, which occurred in fiscal 2010.
Prior to the harmonization of Canadian and U.S. GAAP on July 1, 2001, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
Scotiabank Annual Report 2010     161

CONSOLIDATED FINANCIAL STATEMENTS
(d) Derivative instruments and hedging activities
Canadian GAAP, as described in Note 1, is substantially consistent with U.S. GAAP for the Bank’s activities relating to derivatives and hedging. The current year reconciling items between Canadian and U.S. GAAP mainly relate to the classification of certain guarantees.
Prior to August 1, 2010, U.S. GAAP did not require bifurcation of credit-related embedded derivatives in synthetic collateralized debt obligation (CDO) structures. As a result, changes in fair value of these embedded derivatives from November 1, 2009 to July 31, 2010 were reclassified from net income to other comprehensive income as a reconciling item between Canadian GAAP and U.S. GAAP.
Effective August 1, 2010, U.S. GAAP required the bifurcation of credit-related embedded derivatives in such CDO structures. The change in fair value of the embedded derivatives is to be recognized in income, consistent with Canadian GAAP. The cumulative transition impact of the U.S. GAAP amendment as at August 1, 2010, was an after-tax loss of $23 million (net of income taxes of $9 million) that was reclassified from accumulated other comprehensive income to retained earnings.
(e) Classification and Impairment of financial instruments
Effective November 1, 2008, under Canadian GAAP certain debt instruments that are not quoted in an active market were reclassified to loans and are carried at amortized cost. Impairment on these assets is recognized only to the extent of incurred credit losses. U.S. GAAP precludes securities from being classified as loans. As a result, certain debt securities which are classified as loans under Canadian GAAP are classified as available-for-sale under U.S. GAAP. This resulted in a balance sheet reconciling item between loans, available-for-sale debt securities, and other comprehensive income.
Effective May 1, 2009, under U.S. GAAP, certain impaired available-for-sale debt instruments are written down to the extent of incurred credit losses. Under Canadian GAAP, impaired available-for-sale debt instruments are written down to fair value. As the Bank’s available-for-sale debt securities under Canadian GAAP contains a limited number of impairment write-downs, effectively for credit-related losses, this U.S. GAAP change had no impact on the Bank.
(f) Securities
Except as discussed in (e), Canadian GAAP is substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2008 and prior years are described below.
Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.
Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as available-for-sale securities.
Canadian GAAP was amended in October 2008 allowing a reclassification of non-derivative financial assets out of the trading category under rare circumstances. The Bank reclassified certain trading securities to available-for-sale securities effective August 1, 2008, as permitted under Canadian GAAP. Under U.S. GAAP, this reclassification was effective October 31, 2008.
(g) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(h) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
The U.S. GAAP stock-based compensation expense was quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2010		October 31, 2009

Risk-free interest rate	1.63%		1.71%
Expected dividend yield	3.52%		4.27%
Expected price volatility	27.3%		33.4%
Expected life of option	6.4	years	6.5	years
Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards.
(i) Liabilities and equity
Under Canadian GAAP, the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interest in subsidiaries.
(j) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $6,211 million (2009 – $5,750 million) and an addition to other liabilities of $6,211 million (2009 – $5,750 million).
(k) Comprehensive income
Both Canadian and U.S. GAAP require a separate Statement of Comprehensive Income. The reconciling items between Canadian and U.S. GAAP mainly result from changes in assets and liabilities relating to employee future benefits, bifurcation of embedded derivatives in synthetic CDOs, and certain debt securities classified as loans. These reconciling items are further discussed in (a), (d) and (e).
162     2010 Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(l) Business combinations and Non-controlling interest in subsidiaries
Effective November 1, 2009, the Bank adopted for U.S. GAAP purposes, FASB ASC Topic 805 Business Combinations and Topic 810 Consolidations. These standards require most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination be recorded at fair value as at the acquisition date; all acquisition related and restructuring costs are expensed and non-controlling interest in subsidiaries is classified as a separate component of equity. Under Canadian GAAP, acquisition related and restructuring costs are capitalized as part of the purchase consideration.
Under Canadian GAAP, increases in ownership interest of an acquiree where control has already been obtained are accounted for under the purchase method. Goodwill is proportionately adjusted based on the percentage purchased. Under U.S. GAAP, purchases of equity interests that do not result in a change in control are accounted for as equity transactions. Goodwill is not affected.
(m) Income taxes
On November 1, 2007, the Bank adopted, for U.S. GAAP purposes, Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 Income Taxes. The Standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken on a tax return.
The Standard uses a two-step approach for evaluating tax positions: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with the U.S. GAAP model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.
The adoption of Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 had no material impact on 2008 opening retained earnings under U.S. GAAP. The amount of unrecognized tax benefits as at November 1, 2009 was $540 million. There was a net $75 million increase during 2010 related to tax positions taken during the current and prior periods. The 2010 balance of $615 million of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Bank operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.
(n) Equity accounted investments
Under Canadian GAAP, for equity accounted investments, the Bank applies equity accounting prospectively from the date it has obtained significant influence. Under U.S. GAAP, the investment, results of operations, and retained earnings of the investor is adjusted retrospectively on a step-by-step basis as if the equity method had been in effect during all previous periods in which the investment was held. The impact of the adjustment as at October 31, 2010 was an increase of $23 million in pre-tax income and equity accounted investments.
Consolidated statement of comprehensive income (loss)

	2010			2009	2008
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP

Net income	$4,239	$(71)	$4,168	$3,172	$3,155
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities(1)	(591)	(2)	(593)	(1,739)	2,442
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities(2)	278	13	291	1,303	(1,683)
Change in gains (losses) on derivative instruments designated as cash flow hedges (3)	62	—	62	43	(525)
Change in pension asset and liability(4)	—	(322)	(322)	(548)	35

Total other comprehensive income (loss)	$(251)	$(311)	$(562)	$(941)	$269

Total comprehensive income (loss)	$3,988	$(382)	$3,606	$2,231	$3,424

Accumulated other comprehensive income (loss)(5)

	2010			2009	2008
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP

Unrealized foreign currency translation gains (losses), net of hedging activities	$(4,508)	$(47)	$(4,555)	$(3,962)	$(2,223)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	818	(183)	635	321	(982)
Derivative instruments designated as cash flow hedges	(361)	1	(360)	(422)	(465)
Employee future benefits	—	(1,117)	(1,117)	(795)	(251)

Total accumulated other comprehensive income (loss)	$(4,051)	$(1,346)	$(5,397)	$(4,858)	$(3,921)

(1)	U.S. GAAP amounts are net of income tax expense of $117 (2009 – expense of $328; 2008 – benefit of $159).

(2)	U.S. GAAP amounts are net of income tax expense of $98 (2009 – expense of $570; 2008 – benefit of $717).

(3)	U.S. GAAP amounts are net of income tax expense of $46 (2009 – expense of $44; 2008 – benefit of $246).

(4)	U.S. GAAP amounts are net of income tax benefit of $181 (2009 – benefit of $290; 2008 – expense of $12).

(5)	All amounts presented are net of income tax.
Scotiabank Annual Report 2010     163

CONSOLIDATED FINANCIAL STATEMENTS
Condensed consolidated balance sheet

	2010				2009
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$46,027	$—		$46,027	$43,278	$—		$43,278
Securities
Trading	64,684	895	[f]	65,579	58,067	(314)[f]		57,753
Available-for-sale	47,228	6,097	[e,f]	53,325	55,699	7,244	[e,f]	62,943
Equity accounted investments	4,651	23	[n]	4,674	3,528	—		3,528
Securities purchased under resale agreements	27,920	—		27,920	17,773	—		17,773
Loans	284,224	(6,483)[e]		277,741	266,302	(6,197)[c,d,e]		260,105
Derivative instruments	26,852	111	[d]	26,963	25,992	163	[d]	26,155
Other	25,071	10,831	(1)	35,902	25,877	11,242	(5)	37,119

	$526,657	$11,474		$538,131	$496,516	$12,138		$508,654

Liabilities and shareholders’ equity
Liabilities
Deposits	$361,650	$4	[d]	$361,654	$350,419	$1,596	[c,d]	$352,015
Derivative instruments	31,990	—		31,990	28,806	(5)[d]		28,801
Other	98,368	13,272	(2)	111,640	85,521	11,944	(6)	97,465
Non-controlling interest in subsidiaries	579	(579)[l]		—	554	(554)[l]		—
Subordinated debentures	5,939	—		5,939	5,944	—		5,944
Capital instrument liabilities	500	(500)[i]		—	500	(500)[i]		—

	$499,026	$12,197		$511,223	$471,744	$12,481		$484,225

Shareholders’ equity
Capital stock
Preferred shares	$3,975	$—		$3,975	$3,710	$—		$3,710
Common shares and contributed surplus	5,775	—		5,775	4,946	—		4,946
Retained earnings	21,932	(433	)(3)	21,499	19,916	(339	)(7)	19,577
Accumulated other comprehensive income (loss)	(4,051)	(1,346	)(4)	(5,397)	(3,800)	(1,058	)(8)	(4,858)
Changes in ownership interest in a subsidiary after control is obtained	—	(23)[l]		(23)	—	—		—
Non-controlling interest in subsidiaries	—	1,079	[i,l]	1,079	—	1,054	[i,l]	1,054

	$27,631	$(723)		$26,908	$24,772	$(343)		$24,429

	$526,657	$11,474		$538,131	$496,516	$12,138		$508,654

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, g, j, l.

(2)	Refer to a, c, d, f, h, j, l, n.

(3)	Refer to a, b, d, f, g, h, l, n.

(4)	Refer to a, d, e, f, k.

(5)	Refer to a, b, c,d, e, f, g, j.

(6)	Refer to a, c, f, h, j.

(7)	Refer to a, b, c, d, f, g, h.

(8)	Refer to a, d, e, f, k.
Future accounting changes
Accounting for transfers of financial assets
Amendments have been made to the accounting for transfers of financial assets in FASB ASC Topic 860-10 Transfers and Servicing. The new standard eliminates the concept of Qualifying Special Purpose Entities (QSPEs) and provides additional guidance with regard to accounting for transfers of financial assets. This standard will be effective commencing November 1, 2010 for U.S. GAAP purposes. The Bank is currently assessing the impact of this standard.
Consolidation of variable interest entities
Amendments have been made to FASB ASC 810-10 Consolidation of Variable Interest Entities. The new standard changes the approach for determining the primary beneficiary of a variable interest entity from a quantitative risk and reward model to a qualitative model, based on control and economics. The new standard also requires that the primary beneficiary analysis be reevaluated whenever circumstances change or at each reporting period, whichever is earlier. This standard will be effective commencing November 1, 2010 for U.S. GAAP purposes. The Bank is currently assessing the impact of this standard.
164     2010 Scotiabank Annual Report

Principal Subsidiaries(1)

As at October 31, 2010 ($ millions)	Principal office	Carrying value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$117
BNS Investment Inc.	Toronto, Ontario	$11,016
Montreal Trust Company of Canada	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario
Dundee Bank of Canada	Toronto, Ontario	$674
Maple Trust Company	Toronto, Ontario	$204
National Trustco Inc.	Toronto, Ontario	$563
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	$14
Scotia Asset Management L.P.	Toronto, Ontario	$237
Scotia Capital Inc.	Toronto, Ontario	$353
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	$89
Scotia Insurance Agency Inc.	Toronto, Ontario	$1
Scotia Life Insurance Company	Toronto, Ontario	$86
Scotia Mortgage Corporation	Toronto, Ontario	$296
Scotia Securities Inc.	Toronto, Ontario	$27
Scotiabank Capital Trust(2)	Toronto, Ontario	$27
Scotiabank Subordinated Notes Trust(2)	Toronto, Ontario	$5
Scotiabank Tier 1 Trust(2)	Toronto, Ontario	$5

International

The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$219
The Bank of Nova Scotia International Limited	Nassau, Bahamas	$9,145
BNS (Colombia) Holdings Limited (99.9%)	Nassau, Bahamas
Scotiabank Caribbean Treasury Limited	Nassau, Bahamas
BNS International (Barbados) Limited	Warrens, Barbados
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	$460
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia DBG Investments Limited (77.0%)	Kingston, Jamaica
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.3%)	Mexico, D.F., Mexico	$2,336
Nova Scotia Inversiones Limitada	Santiago, Chile	$2,050
Scotiabank Chile, S.A. (99.5%)	Santiago, Chile
Scotia Capital (USA) Inc.	New York, New York	(3)
Scotia Holdings (US) Inc.	Houston, Texas	(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	$697
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$740
Scotiabank El Salvador, S.A. (99.5%)	San Salvador, El Salvador	$384
Scotiabank Europe plc	London, England	$1,911
Scotiabank Peru S.A.A. (97.7%)	Lima, Peru	$1,713
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad	$213

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
Scotiabank Annual Report 2010     165

Shareholder Information
Annual Meeting
Shareholders are invited to attend the 179th Annual Meeting of Holders of Common Shares, to be held on April 5, 2011, at the Halifax Marriott Harbourfront Hotel, 1919 Upper Water Street, Halifax, Nova Scotia, Canada, beginning at 10:00 a.m. (local time).
Shareholdings and Dividends
Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.
Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.
Listing of Shares
Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.
Series 12, Series 13, Series 14, Series 15, Series 16, Series 17, Series 18, Series 20, Series 22, Series 24, Series 26, Series 28 and Series 30 preferred shares of the Bank are listed on the Toronto Stock Exchange.
Stock Symbols

	TICKER	CUSIP
STOCK	SYMBOL	NO.

Common shares	BNS	064149 10 7
Series 12, Preferred	BNS.PR.J	064149 81 8
Series 13, Preferred	BNS.PR.K	064149 79 2
Series 14, Preferred	BNS.PR.L	064149 78 4
Series 15, Preferred	BNS.PR.M	064149 77 6
Series 16, Preferred	BNS.PR.N	064149 76 8
Series 17, Preferred	BNS.PR.O	064149 75 0
Series 18, Preferred	BNS.PR.P	064149 74 3
Series 20, Preferred	BNS.PR.Q	064149 72 7
Series 22, Preferred	BNS.PR.R	064149 69 3
Series 24, Preferred	BNS.PR.S	064149 13 1
Series 26, Preferred	BNS.PR.T	064149 67 7
Series 28, Preferred	BNS.PR.X	064149 65 1
Series 30, Preferred	BNS.PR.Y	064149 63 6
Dividend Dates for 2011
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE

January 4	January 27
April 5	April 27
July 5	July 27
October 4	October 27
Future Annual Meeting
The Annual Meeting for the fiscal year 2011 is scheduled for April 3, 2012, in Saskatoon, Saskatchewan.
Valuation Day Price
For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.
Duplicated Communication
Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.
Credit Ratings
SENIOR LONG-TERM DEBT/DEPOSITS

DBRS	AA
Fitch	AA–
Moody’s	Aa1
Standard & Poor’s	AA–
SHORT TERM DEPOSITS/COMMERCIAL PAPER

DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1+
SUBORDINATED DEBT

DBRS	AA(low)
Fitch	A+
Moody’s	Aa2
Standard & Poor’s	A+
PREFERRED SHARES

DBRS	Pfd-1(low)
Moody’s	A3
Standard & Poor’s	A / P-1(low)
166     2010 Scotiabank Annual Report

Glossary
Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, sectoral and general allowances.
Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.
Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point: A unit of measure defined as one-hundredth of one per cent.
Capital: Consists of common shareholders’ equity, non-cumulative preferred shares, capital instrument liabilities and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.
Capital Instrument Liability: A financial instrument, normally qualifying as regulatory capital, that has the potential for being settled for a variable number of the Bank’s own equity instruments.
Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Fair Value: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
General Allowance: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.
Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.
Marked-To-Market: The valuation of certain financial instruments at fair value as of the balance sheet date.
Net Interest Margin: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.
Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.
Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Productivity Ratio: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.
Repos: Repos is short for “obligations related to assets sold under repurchase agreements” — a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Equity (ROE): Net income available to common shareholders, expressed as a percentage of average common shareholders’ equity.
Reverse Repos: Short for “assets purchased under resale agreements” — a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets: Credit risk-risk weighted assets calculated using formulas specified by the Basel framework which are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approach to calculate operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.
Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.
Standby Letters of Credit and Letters of Guarantee: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.
Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Tangible Common Equity Ratio: The tangible common equity (TCE) ratio is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, goodwill and unamortized intangible assets.
Taxable Equivalent Basis (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
Tier 1 And Total Capital Ratios: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries, capital instrument liabilities plus non-cumulative preferred shares, less goodwill and ineligible unamortized intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital.
Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Variable Interest Entity: An entity where its equity at risk is insufficient to permit the financing of its activities on a stand-alone basis or where its equity investors, as a group, lack certain essential characteristics of a controlling financial interest.
Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.
Scotiabank Annual Report 2010     167

Basel II Glossary
Credit Risk Parameters
Exposure at Default (EAD): Generally represents the expected gross exposure —outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.
Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).
Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks (MDBs) and certain PSEs treated as sovereign.
Securitization: On-balance sheet investments in asset-backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to Bank’s own sponsored and third-party conduits, and credit enhancements.
Retail
Real Estate Secured
Residential Mortgage: Loans to individuals against residential property (four units or less).
Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.
Other Retail: All other personal loans.
Exposure Sub-types
Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.
Undrawn: Unutilized portion of an authorized committed credit lines.
Other Exposures
Repo-Style transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC derivatives: Over-the-counter derivatives contracts.
Other off-balance sheet: Direct credit substitutes, such as standby letters of credits and guarantees, trade letters of credits, and performance letters of credits and guarantees.
ADDITIONAL INFORMATION
CORPORATE HEADQUARTERS
Scotiabank
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com
FOR FURTHER INFORMATION
Public, Corporate and Government Affairs
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corporate_communications@scotiacapital.com
Customer Service Centre
1-800-4-SCOTIA
Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021, U.S.A.
Tel: 1-800-962-4284
Finance Department
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Financial Analysts, Portfolio Managers
and other Institutional Investors
Tel: (416) 933-1273
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Online
For product, corporate, financial and shareholder information:
www.scotiabank.com and www.scotiacapital.com

168     2010 Scotiabank Annual Report

CSR | COMMITTED TO MAKING A DIFFERENCE
Why we care.
SOCIALLY RESPONSIBLE INDICES
Scotiabank is included in a number of indices, based on our performance on environmental, social and corporate governance criteria.
For more information, please visit CSR at Scotiabank on www.scotiabank.com/csr.
1. Building a school: Sixty employees from International Corporate and Commercial Banking volunteered to build a new school and principal’s residence in Jamaica, supporting Food for the Poor, an international relief and development charity.
2. Camp cleanup: More than 50 employee volunteers from Canadian Banking Human Resources, Executive Offices and Administration, helped to clean up a camp for adults and children with intellectual disabilities in Stouffville, Ontario.
3. Recycling partnership: Recycling at Scotiabank Peru is done in partnership with Ciudad Saludable, a non-profit organization which employs low-income families, such as micro-entrepreneurs Marcelo Ccepaya Espinoza and Santa Antonieta Castro Ramos, who re-sell recycled content to generate their family income.
Corporate Social Responsibility
At Scotiabank, corporate social responsibility is a fundamental part of the way we do business. It’s an opportunity for us to build better relationships with all our stakeholders by paying closer attention to how we fulfill our social, economic, environmental and ethical responsibilities. We maintained our efforts to incorporate CSR principles into all aspects of our operations, and extended our strategy and metrics even further across our international locations. Here are some examples of how we did that in 2010:
•	United Nations (UN): Scotiabank signed the UN Global Compact, a commitment to uphold and protect human rights, labour, environment and anti-corruption standards through its business practices. Upon signing, Scotiabank became the first Canadian-based financial institution to adopt these UN principles in its international day-to-day operations and organizational culture.

•	EcoLiving: In response to Canadians’ growing interest in reducing their environmental impact, Scotiabank launched a comprehensive EcoLiving program. On the EcoLiving website, www.scotiabank.com/ecoliving, Canadian homeowners can discover how to make greener choices for their homes, and how to save money by reducing their energy bills and accessing government rebates. Through the Scotiabank EcoLiving Awards, we are recognizing Canadian businesses, individuals and students for excellence and innovation in home energy efficiency. The inaugural awards, ranging from $10,000 to $50,000, will be presented in June 2011.

•	Aboriginal Human Resource Council: Scotiabank announced a three-year sponsorship agreement with the Aboriginal Human Resource Council (AHRC), whose mission is to create and market a wide range of resources to help Aboriginal people participate fully in Canada’s economy.

•	Microfinance: Scotiabank is involved in innovative microfinance initiatives that create opportunities for entrepreneurs and owners of microbusinesses – particularly women and people in underserved communities. We have microfinance operations in Chile, Dominican Republic, Guatemala, Jamaica and Peru, and plan to initiate microfinance activities in other countries during 2011.
Awards & Recognition
•	The Green 30: Scotiabank was named by Maclean’s and Canadian Business magazines to The Green 30 – a list of Canadian companies whose employees believe their employers best incorporate environmental stewardship into their business models and corporate cultures.

•	Committed to the environment: Scotiabank Mexico received an environmental award for best practices to reduce its carbon footprint in the category of Saving the Environment from CEMEFI, an organization dedicated to promoting philanthropy and social responsibility in Mexico.

•	Canada’s Best Diversity Employers: For the second year in a row, Scotiabank was named one of Canada’s Best Diversity Employers. As part of the annual listing for the Canada’s Top 100 Employers project, Scotiabank ranked among the top 45 and was recognized for its programs to support the advancement of women, provide diversity training for hiring managers and set recruitment targets for Aboriginal peoples.

our global presence LOCATIONS AROUND THE WORLD n Areas in red indicate a full range of corporate, commercial, trade finance or retail services. Areas with a red dot indicate global corporate and investment banking, or capital market businesses, Scotiabank representative offices or retail operations with less than 10 branches. NORTH AMERICA: Canada, Mexico, united States CENTRAL & SOUTH AMERICA: Belize, Brazil, Chile, Colombia, Costa Rica, El Salvador, Guatemala, Guyana, Nicaragua, Panama, Peru, venezuela CARIBBEAN: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Bonaire, British virgin Islands, Cayman Islands, Curacao, Dominica, Dominican Republic, Grenada, Haiti, Jamaica, Puerto Rico, St. kitts and Nevis, St. Lucia, St. Maarten, St. vincent and the Grenadines, Trinidad and Tobago, Turks and Caicos, U.S. virgin Islands EUROPEAN & MIDDlE EAST: Egypt, Ireland, Russia, Turkey, Dubai, united kingdom ASIA/PACIFIC: Australia; China; Hong kong SAR, People’s Republic of China; India; Japan; korea (Republic of); Malaysia; Singapore; Taiwan; Thailand; vietnam

Diversity by Business Lines and Geography
Scotiabank has long been recognized as Canada’s most international bank, with a rich heritage that goes back more than 120 years in the Caribbean, and decades in Asia and Latin America. This global reach, and the Bank’s strong business lines, mean that Scotiabank is well diversified from both an earnings and risk perspective.
70,772 EMPLOYEES
Our strength comes from our highly diverse workforce and the thousands of employees from around the world who contribute their wide range of talents and skills, and share their unique perspectives, backgrounds and experiences.
2,784 BRANCHES AND OFFICES WORLDWIDE
Founded in 1832, Scotiabank has grown from one small, four-person office in Halifax to a global financial services company with an extensive branch network.
921 ABMS IN THE CARIBBEAN & CENTRAL AMERICA
We are a leading bank in the Caribbean and Central America, offering a full range of retail banking services and selected commercial finance services.
43 YEARS IN LATIN AMERICA
With sizeable branch networks in many Latin American countries, including Mexico, Chile and Peru, as well as wholesale banking operations in Colombia, Scotiabank has the largest presence in the region of any Canadian bank.
7 ACQUISITIONS
In 2010, we expanded our presence in existing markets and entered new markets with key acquisitions in Asia, the Caribbean and Latin America.
6 COUNTRIES IN EUROPE AND THE MIDDLE EAST
Scotiabank provides a broad range of wholesale, trade finance and commercial banking services to corporate, government and institutional clients, as well as precious metals capabilities through ScotiaMocatta.

® Registered Trademark of The Bank of Nova Scotia.	9464212